Form 10-K405, Exhibit 13
period 1996-12-31
TRIGON HEALTHCARE INC
filed 1997-03-31
CIK 1017747

Exhibit 13


TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Amounts in thousands, except per share data and operating ratios


                                                                  Years Ended December 31,
                                                        1992            1993              1994             1995            1996
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenues
   Premium and fee revenues
      Commercial                                    $1,057,821       1,050,157         1,081,820       1,157,899        1,320,596
      Federal Employee Program                         254,102         279,058           303,250         329,243          356,741
      Amounts attributable to self-funded
         arrangements                                  871,101         905,529           908,234         981,741        1,077,478
      Less: Amounts attributable to claims
         under self-funded arrangements               (786,252)       (815,488)         (827,869)       (897,954)        (988,353)
----------------------------------------------------------------------------------------------------------------------------------
                                                     1,396,772       1,419,256         1,465,435       1,570,929        1,766,462
   Investment income                                    31,810          34,279            39,962          45,861           47,312
   Net realized gains                                   25,584          26,199            12,793          52,976           59,410
   Other revenues                                       27,946          30,555            45,467          55,176           49,356
----------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                 1,482,112       1,510,289         1,563,657       1,724,942        1,922,540
Operating expenses
   Medical and other benefit costs
      Commercial                                       835,777         795,921           802,666         959,328        1,086,388
      Federal Employee Program                         238,986         262,295           283,645         312,222          339,143
-----------------------------------------------------------------------------------------------------------------------------------
                                                     1,074,763       1,058,216         1,086,311       1,271,550        1,425,531
   Selling, general and
      administrative expenses                          281,191         308,412           322,391         346,353          376,374
   Copayment refund program                                  -               -            36,432          47,073                -
-----------------------------------------------------------------------------------------------------------------------------------
      Total operating expenses                       1,355,954       1,366,628         1,445,134       1,664,976        1,801,905
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations                                 126,158         143,661           118,523          59,966          120,635
Gain on sale of subsidiary                                   -               -                 -               -           62,253
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, cumulative
   effects of changes in accounting
   principles and extraordinary items                  126,158         143,661           118,523          59,966          182,888
Income tax expense (benefit)                            32,220          35,803            24,564           8,264          (13,626)

Income before cumulative effects of changes in
   accounting principles and extraordinary items        93,938         107,858            93,959          51,702          196,514
Cumulative effects of changes in accounting
   principles, net of income taxes                           -           8,126                 -               -                -
Extraordinary items, net of income taxes                     -               -              (644)         (4,707)        (190,820)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                          $   93,938         115,984            93,315          46,995            5,694
===================================================================================================================================

                                       12



                                                            1992            1993            1994            1995            1996
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Medical loss ratio
   Commercial                                               79.0%          75.8%             74.2%             82.9%           82.3%
   Federal Employee Program                                 94.1%          94.0%             93.5%             94.8%           95.1%

Selling, general and administrative
   expense ratio(1)                                         12.7%          13.6%             13.8%             13.7%           13.4%
Operating margin(2)                                          8.5%           9.5%              9.9%              6.2%            6.3%
Net margin(2)                                                6.3%           7.1%              7.9%              5.4%            4.8%

PRO FORMA DATA(3)
Income from operations(4)                                     -              -                 -            $54,063          61,225
Income before extraordinary items                             -              -                 -            $35,663         115,562
Income from operations per share(4)                           -              -                 -            $   .83             .94
Income before extraordinary items per share                   -              -                 -            $   .84            2.73
Shares outstanding                                            -              -                 -             42,300          42,300



                                                                                                                     Pro Forma(3)
                                                                              December 31,                           December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                             1992              1993          1994           1995          1996           1996
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and investments                     $   714,827         940,914       1,001,571       1,119,652     1,213,902     1,247,935
Total assets                               1,037,301       1,266,952       1,403,104       1,565,331     1,833,148     1,867,181
Obligation for
   Commonwealth Payment                            -               -               -               -       175,000             -
Long-term debt                                     -               -               -               -             -        85,000
Total surplus                                444,271         606,146         655,875         740,071       739,780             -
Total stockholders' equity                         -               -               -               -             -       863,813


(1) The selling, general and administrative expense ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains.
(2) The operating margin ratio is calculated by dividing income from operations by total revenues. The net margin ratio is calculated by dividing income before cumulative effects of changes in accounting principles and extraordinary items by total revenues. These ratios have been calculated exclusive of non-recurring items which include the Copayment Program in 1994 and 1995, the gain on sale of subsidiary in 1996 and the elimination of a $63.9 million valuation allowance on deferred tax assets in 1996.
(3) The pro forma data gives effect to the demutualization and initial public offering as if they had occurred on January 1, 1995 for statement of operations data and as if they had occurred on December 31, 1996 for the balance sheet data. The pro forma data reflects (i) net offering proceeds of $215.5 million, (ii) $91.5 million of cash paid to certain eligible members in lieu of shares of stock, (iii) the payment of $175 million to the Commonwealth of Virginia, (iv) the borrowing of $85.0 million under a revolving credit agreement at 6% per annum to fund a portion of the payment to the Commonwealth of Virginia and (v) the adjustment of the effective tax rate to the 35% federal statutory rate.
(4) The pro forma income from operations excludes net realized gains on sales of investment securities. In addition, the 1995 income from operations excludes the effect of costs incurred under the Copayment refund program.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

MANAGEMENT'S ANALYSIS OF OPERATING RESULTS



GENERAL
Substantially all of the Company's revenues are generated from premium and fees received for health care services provided to its members and from net investment income. The Company's expenses are primarily related to health care services provided which consist of payments to physicians, hospitals and other providers.
      Within the Company's network product offerings, employer groups may choose various funding options ranging from at-risk to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or a portion of the underwriting risk. The Company also participates in the Federal Employee Program (FEP), a national contract with the U.S. Office of Personnel Management (OPM), to provide benefits through its PPO network for approximately 197,000 federal employees and their dependents living in Virginia.

MEMBERSHIP
The following table sets forth the membership data by network:

                                            As of December 31,
                                     1994          1995           1996
-------------------------------------------------------------------------
Commercial:
   HMO                              85,739        172,893        248,172
   PPO                             155,433        212,322        230,675
   PAR                             334,800        296,716        236,383
   Other(1)                        158,503        149,109        177,266
-------------------------------------------------------------------------
      Subtotal                     734,475        831,040        892,496
Self-funded                        751,884        770,017        770,812
FEP                                195,314        198,561        197,241
-------------------------------------------------------------------------
Total                            1,681,673      1,799,618      1,860,549
=========================================================================

(1) Other members include enrollment from Medicare supplemental plans, out-of-state student health care coverage (which was discontinued as of December 31, 1995) and Mid-South members for 1996.

PREMIUM AND PREMIUM EQUIVALENTS BY NETWORK SYSTEM
The following table sets forth the premium and premium equivalents by network:


                                     YEARS ENDED DECEMBER 31,
                                     1994          1995           1996
-------------------------------------------------------------------------
Commercial:
   HMO                         $   106,060        181,052        320,217
   PPO                             215,596        271,252        328,291
   PAR                             537,543        485,412        410,074
   Other(1)                        222,621        220,183        262,014
-------------------------------------------------------------------------
      Subtotal                   1,081,820      1,157,899      1,320,596
Self-funded                        908,234        981,741      1,077,478
FEP (PPO network)                  303,250        329,243        356,741
-------------------------------------------------------------------------
Total                          $ 2,293,304       2,468,883     2,754,815
=========================================================================

(1) Other includes premiums from Medicare supplemental plans, out-of-state student health care coverage and Mid-South members after its acquisition in February 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED
TO YEAR ENDED DECEMBER 31, 1996

Premium and fee revenues increased 12.4% from $1.571 billion in 1995 to $1.766 billion in 1996, primarily due to the growth in membership in the Company's HMO and PPO networks, which was partially offset by declines in PAR network enrollment, and as a result of the Mid-South acquisition in February 1996. Commercial HMO revenues grew from $181.1 million in 1995 to $320.2 million in 1996, a growth rate of 76.9%. The $139.1 million increase in commercial HMO revenues is attributable to shift in members from PAR and PPO networks into the HMO network and from enrollment of new HMO members (collectively accounting for an estimated $61.7 million of the increase), the conversion of 38,540 members from self - funded products to commercial products (an estimated $31.0 million) and a 3.9% increase in the average revenue per member (an estimated $15.2 million). In addition, the Priority, Inc. HMO acquisition in May 1995 accounted for approximately $28.0 million of the increased HMO revenues. Commercial PPO revenues grew from $271.3 million to $328.3 million for the same periods, a growth rate of 21.0%. Commercial PAR revenues declined from $485.4 million in 1995 to $410.1 million in 1996 as a result of groups transitioning into more tightly managed networks. Commercial revenues for 1996 also include $52.9 million of revenues from Mid-South, which was acquired on February 29, 1996. Total commercial premium per member per month increased 1.5% from $123.48 in 1995 to $125.33 in 1996. FEP revenues increased 8.4% from $329.2 million in 1995 to $356.7 million in 1996 as a result of increased medical costs reimbursed by the OPM.
      The number of commercial members served by the Company increased 7.4%, or 61,456 members, from December 31, 1995 to December 31, 1996. The increase in commercial enrollment is a result of growth in the HMOs (75,279 members), the Mid-South acquisition (49,251 members), continued growth in the PPO network (18,353 members) offset by declining enrollment in the PAR network and out of state student and individual products (80,190 members). Total members served by the Company increased 3.4%, or 60,931 members, from 1995 to 1996.
      Investment income increased 3.2% from $45.9 million in 1995 to $47.3 million in 1996. Realized gains increased 12.1% from $53.0 million in 1995 to $59.4 million in 1996. The increase in investment income is attributable to the increased size of the investment portfolio. The increase in realized gains is due primarily to the sale of investment securities to fund the Mid-South acquisition as well as the sale of investment securities in an effort to shorten bond maturity levels. Net unrealized gains on the Company's investment securities at December 31, 1996 were $51.6 million as compared to $60.7 million at December 31, 1995.
      Other revenues decreased by 10.5% from $55.2 million in 1995 to $49.4 million in 1996. Increased revenues generated from health management services were offset by declining revenues from third party administration of health care claims. Prior year results also include nonrecurring gains of $5.4 million related to the sale to unrelated parties of joint venture interests and other assets. The Company sold its electronic communication services subsidiary, Health Communication Services, Inc. (HCS), on December 31, 1996 and recognized an after tax gain of approximately $40 million as a result of this sale. In 1996, HCS contributed $21.5 million in other revenues.
      Medical costs increased 12.1% from $1.272 billion in 1995 to $1.426 billion in 1996. This increase is primarily the result of enrollment growth in the HMO's and the Priority and Mid-South acquisitions. The Company's medical loss ratio on commercial business improved from 82.9% in 1995 to 82.3% in 1996. The medical cost per member per month for the Company's commercial business increased .8% from $102.31 in 1995 to $103.10 in 1996.
      Selling, general and administrative (SG&A) expenses increased 8.7% from $346.4 million in 1995 to $376.4 million in 1996. The SG&A expense ratio in 1995 was 13.7% verses 13.4% for 1996. The Company incurred $14.4 million of additional costs related to increased HMO enrollment including the impact of the Priority acquisition in 1995. The acquisitions of Mid-South in 1996 and Healthy Homecomings, Inc. and Healthcare Venture Associates in 1995 resulted in a $16.9 million increase in 1996. The Company continues to invest in managed care infrastructure and technology, increasing SG&A $8.5 million, for improved medical cost data analysis, internally developed managed mental health capabilities, expansion of appropriateness review, costs associated with obtaining NCQA accreditation and upgrading systems software for the century date change. In 1996 the Company incurred one-time charges of $6.1 million for severence costs, signing bonuses, relocation and employment agreement adjustments.
      Income from operations, excluding the effect of the Copayment Program in 1995, increased by 12.7% from $107.0 million in 1995 to $120.6 million in 1996. The increase is a result of the effects of the improved medical loss ratio and increased investment income and realized gains, partially offset by the decline in other revenues.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

      The Company's effective tax rate for 1996 (income tax benefit as a percentage of income before income taxes, cumulative effects of changes in accounting principles and extraordinary items) was a tax benefit of 7.5%. This rate differs from the 35% statutory federal rate primarily due to the realization of alternative minimum tax credits during 1996 and the elimination of the $63.9 million valuation allowance maintained by the Company with respect to deferred tax assets because the demutualization has made it more likely than not that the assets will be realized. Excluding the effects of the elimination of the valuation allowance, the effective tax rate would have been 27.5% for 1996. These items are not recurring and the Company believes that in the future its effective tax rate reflected in its consolidated financial statements should approximate the 35% federal statutory rate.
      In 1996, the Company reflected the $175 million obligation to the Commonwealth of Virginia as required by the Plan of Demutualization as an extraordinary charge in the consolidated financial statements. The other extraordinary items represent administrative costs associated with the demutualization.

YEAR ENDED DECEMBER 31, 1994 COMPARED
TO YEAR ENDED DECEMBER 31, 1995

Premium and fee revenues increased 7.2% from $1.465 billion in 1994 to $1.571 billion in 1995, primarily due to the growth in membership in the Company's HMO and PPO networks offset by declines in PAR network enrollment. Commercial HMO revenues grew from $106.1 million in 1994 to $181.1 million in 1995, a growth rate of 70.7%. The $75.0 million increase in commercial HMO revenues is attributable to increased HMO enrollment as a result of a shift in members from PAR and PPO networks into the HMO networks and from enrollment of new HMO members (collectively accounting for $73.7 million of the increase) and the Priority acquisition ($19.0 million) partially offset by a 9.8% decrease in the average revenue per member, causing a decrease in revenue of $17.7 million. Commercial PPO revenues grew from $215.6 million to $271.3 million during the same period, a growth rate of 25.8%. Commercial PAR revenues declined from $537.5 million in 1994 to $485.4 million in 1995 as a result of the Company's greater emphasis on its HMO and PPO networks as customers transition to more tightly managed networks. Premium revenues on a per member basis for the Company's commercial business decreased 2.2%. FEP revenues increased 8.6% from $303.3 million in 1994 to $329.2 million in 1995 as a result of increased medical costs reimbursed by the OPM. The net impact of self-funded arrangements increased 4.3% from $80.4 million in 1994 to $83.8 million in 1995. The increase includes a non-recurring $6.0 million adjustment resulting from the favorable settlement of a dispute with the Health Care Financing Administration.

        The number of members served by the Company increased 7.0% over 1994. Enrollment in the HMO networks increased 84.3% over 1994 and at December 31, 1995 accounted for 12.3% of the Company's total enrollment and 20.8% of the Company's commercial enrollment. Enrollment in the PPO networks increased 11.1% over 1994 and at December 31, 1995 represented 41.5% of the Company's total enrollment. The number of PAR members declined 5.3% from 1994 and such members represented 34.4% of the Company's total members at December 31, 1995.
      Investment income increased 14.8% from $40.0 million in 1994 to $45.9 million in 1995. Also, net realized gains increased $40.2 million from $12.8 million in 1994 to $53.0 million in 1995. The improvement in investment income is primarily due to the increase in fixed income securities held. With regard to realized gains, 1995 net realized gain on equities was $48.2 million, an improvement of $28.2 million over 1994. The 1995 net realized gain on fixed income securities was $4.8 million, an improvement of $12.0 million over 1994. Realized gains improved due to normal portfolio turnover during a period of favorable equity and bond market advances and asset class reallocation.

        Other revenues increased by 21.4% from $45.5 million in 1994 to $55.2 million in 1995. The increase in other revenue is a result of the acquisition of Healthy Homecomings, Inc., a women's health care company, continued revenue growth in the electronic communication services and workers' compensation administration businesses and from non-recurring gains of $5.4 million (related to the sale to unrelated parties of joint venture interests and other assets).
      Medical costs increased 17.1% from $1.086 billion in 1994 to $1.272 billion in 1995. The $186.0 million increase includes a $28.6 million increase in FEP medical costs with the balance of the increase attributable to both enrollment growth in the HMOs and an increase in commercial per member medical costs. Compared to 1994, the commercial medical cost per member month increased by 9.2% from $93.67 to $102.31. The Company's medical loss ratio on commercial business increased from 74.2% in 1994 to 82.9% in 1995. The increase in the medical loss ratio can be attributed to two main factors: a higher degree of competition for market share and an increase in medical costs. The increase in medical costs, which in part reflects industry trends, was primarily due to higher cost per hospital inpatient day and higher hospital outpatient utilization and cost per encounter. In addition, the higher medical costs in 1995 reflect the recognition of $15.0 million for unfavorable hospital contractual settlements, some of which relate to periods as far back as 1993. These increases were partially offset by improvements in inpatient days per thousand members.
      Selling, general and administrative expenses increased 7.4% from $322.4 million in 1994 to $346.4 million in 1995. The Company incurred $19.2 million of additional costs related to its growing HMO business, of which $5.4 million is related to the purchase of an 80% interest in Priority. SG&A expenses also increased as a result of the acquisitions of Healthy Homecomings, Inc. and Healthcare Venture Associates and in support of revenue growth in electronic communications services. These increases were partially offset by a $5.0 million favorable adjustment to eliminate a liability for potential losses associated with the financial difficulties of other insurance companies. In addition, the Company recorded $7.5 million of selling, general and administrative expenses in the fourth quarter of 1995 for regulatory settlements, an adjustment to the pension liability discount rate assumption, the cost of terminating certain long-term equipment and facility leases, and additional liabilities for potential legal matters. The SG&A expense ratio for the year ended December 31, 1995 was 13.7%. Eliminating both the favorable and unfavorable impacts of the $5.0 million and $7.5 million adjustments, respectively, described above would decrease the ratio to 13.6% compared to 13.8% for the year ended December 31, 1994.
       In accordance with an agreement with the State Corporation Commission dated November 16, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that it has determined that there are approximately 200,000 former members for whom the Company does not have an address and who are eligible for refunds. Under this new agreement, any amounts not paid by December 31, 1996 will be escheated to the Commonwealth of Virginia as unclaimed property. The cost of the Copayment Program in 1994 was $36.4 million or $30.0 million, net of income taxes, and the cost of re-opening the Copayment Program in 1995 was $47.1 million or $40.6 million, net of taxes. As a result of re-opening the Copayment Program, the Company anticipates making a cash payment of approximately $22 million to the Commonwealth of Virginia in the second quarter of 1997, which has been previously accrued.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
MANAGEMENT'S ANALYSIS OF OPERATING RESULTS (continued)

       Income for operations prior to the effect of the Copayment Program decreased 30.9% from $155.0 million in 1994 to $107.0 million in 1995. The decrease is a result of the effect of competitive pricing pressure and increased medical costs on commercial business offset by favorable investment income and $16.4 million of one-time gains and adjustments. Income from operations including the effect of the Copayment Program decreased 49.4% from $118.5 million in 1994 to $60.0 million in 1995.
      The Company's effective tax rate was 20.7% (as reflected in its consolidated financial statements) for 1994 compared to 13.8% for 1995. The effective rate for 1994 was reduced primarily by a reduction in the valuation allowance on deferred tax assets relating to AMT credit carryforwards. The 1995 effective tax rate as reflected in its financial statements was reduced by the recognition of nontaxable income and by a reduction of the valuation allowance on deferred tax assets. The reduction in the valuation allowance is the result of the reversal of certain liabilities, the deductibility of which was considered uncertain, and the realization of AMT credit carryforwards. These items are not recurring and the Company believes that its effective tax rate as reflected in its financial statements should approximate 35% after the Demutualization.
       Income before extraordinary items decreased from $94.0 million in 1994 to $51.7 million in 1995, due primarily to the effects of the declining margin in the Company's commercial business and to the effect of the Copayment Program. Without the Copayment Program, income before extraordinary items would have been $124.0 million in 1994 and $92.3 million in 1995.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary sources of cash are from premiums and fees received and investment income. The primary uses of cash include health care benefit expenses and capitation payments, brokers' and agents' commissions, administrative expenses and income taxes. Trigon generally receives premium revenues in advance of anticipated claims for related health care services.
      The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. Trigon believes that concentrations of investments in any one asset class is unwise due to constantly changing interest rates, market and economic conditions; accordingly the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of reducing risk and maximizing overall return. The fixed income portfolio includes high grade (minimum average quality rating of AA as of December 31, 1996) government and corporate securities, both domestic and international. The short-term fixed income portfolio had an average contractual maturity of 6 years as of December 31, 1996 and is intended to cover near term cash flow needs and to serve as a buffer for unanticipated business needs. The long-term fixed income portfolio had an average contractual maturity as of December 31, 1996 of 11.1 years. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international equity portfolio is diversified by industry and country. The Company does enter into foreign currency exchange forward contracts and foreign currency options to manage its exposure to fluctuations in foreign currency exchange rates on its foreign debt and equity investments. During the first quarter of 1997, the Company reduced its equity allocation from 27.8% of the total portfolio at December 31, 1996 to approximately 15%. The Company currently plans to maintain the equity allocation at levels generally no greater than 15%.

        As a result of this shift, the Company expects greater than normal realized gains in the first quarter of 1997 and thereafter lower realized gains and a more consistent and predictable income stream from the investment portfolio.
      Cash provided by operations for the years ended December 31, 1994, 1995 and 1996 was $122.6 million, $34.1 million and $22.6 million, respectively.
        In February of 1996, the Company completed its acquisition of Mid-South Insurance Company, a North Carolina based life and health insurance company, for approximately $85.6 million in cash. On December 31, 1996, the Company completed its disposition of Health Communications Services, Inc., its electronic communication services subsidiary. The Company realized a $62.3 million gain ($40.0 million after tax) on this sale.
      Effective February 5, 1997, the Company completed its conversion from a mutual insurance company to a stock insurance company in accordance with a Plan of Demutualization (the Demutualization). In accordance with the Demutualization, Blue Cross and Blue Shield of Virginia changed its name to Trigon Insurance Company, Inc. (dba Trigon Blue Cross Blue Shield) and became a wholly owned subsidiary of Trigon Healthcare, Inc., a newly formed holding company. The membership interests of the Company's eligible members were converted into common stock of Trigon Healthcare, Inc., or in certain circumstances, cash. The Plan of Demutualization also required the Company to complete an initial public offering of stock simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued 17.8 million shares of common stock at $13 per share in a public offering generating net proceeds of $215.5 million. In connection with the Demutualization, the Company was required to make a payment of approximately $175 million to the Commonwealth of Virginia. The Company used approximately $90 million of the net proceeds and $85 million in borrowings under a revolving credit agreement to fund this payment.
      Also simultaneous with the Demutualization and initial public offering, the Company entered into a $300 million revolving credit agreement with a syndicate of banks which expires in February 2002. The agreement provides for various borrowing options and rates. The agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments.
       The Company believes that cash flow generated by operations and its cash and investment balances will be sufficient to fund continuing operations, capital expenditures and to service its debt for the foreseeable future. The nature of the Company's operations is such that cash receipts are principally premium revenues typically received up to three months prior to the expected cash payment for related health care services. The Company's operations are not capital intensive, and there are currently no commitments for major capital expenditures to support existing business. The Company currently has no commitments or agreements with respect to expansion outside of Virginia.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 1995 and 1996



(In thousands)                                                          1995                   1996
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets
      Cash                                                          $   29,263                31,482
      Investment securities, at estimated fair value (note 3)        1,090,389             1,182,420
      Premiums and other receivables (note 4)                          332,878               390,997
      Deferred income taxes (note 10)                                        -                16,572
      Other assets                                                       9,369                10,035
-----------------------------------------------------------------------------------------------------
Total current assets                                                 1,461,899             1,631,506
-----------------------------------------------------------------------------------------------------
Property and equipment, net (note 5)                                    44,794                49,545
Deferred income taxes (note 10)                                         15,229                48,170
Goodwill and other intangibles, net (note 13)                           22,847                76,043
Restricted investments, at estimated fair value (note 3)                 6,918                11,019
Other assets                                                            13,644                16,865
-----------------------------------------------------------------------------------------------------
Total assets                                                        $1,565,331             1,833,148
=====================================================================================================

LIABILITIES AND SURPLUS
Current liabilities
      Medical and other benefits payable (note 6)                   $  372,815               421,440
      Unearned premiums                                                 97,789                91,164
      Accounts payable and accrued expenses                             82,853                86,966
      Deferred income taxes (note 10)                                   13,968                     -
      Other liabilities (note 8)                                       170,711               203,773
      Obligation for Commonwealth Payment (note 17)                          -                87,500

-----------------------------------------------------------------------------------------------------
Total current liabilities                                              738,136               890,843
-----------------------------------------------------------------------------------------------------
Obligation for Commonwealth Payment, noncurrent (note 17)                    -                87,500
Obligations for employee benefits, noncurrent (note 11)                 51,548                57,679
Medical and other benefits payable, noncurrent (note 6)                 31,622                53,107
Minority interest in subsidiaries                                        3,954                 4,239
-----------------------------------------------------------------------------------------------------
Total liabilities                                                      825,260             1,093,368
-----------------------------------------------------------------------------------------------------
Surplus
      Retained earnings                                                700,565               706,259
      Net unrealized gain on investment securities, net of deferred
      income taxes of $21,242 and $18,032 (note 3)                      39,506                33,521
-----------------------------------------------------------------------------------------------------
Total surplus                                                          740,071               739,780

Commitments and contingencies (notes 7, 11, 13, 14, 15, 16 and 17)
-----------------------------------------------------------------------------------------------------
Total liabilities and surplus                                       $1,565,331             1,833,148
=====================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 1994, 1995 and 1996


(In thousands)                                                      1994                   1995                 1996
--------------------------------------------------------------------------------------------------------------------------------
Revenues
      Premium and fee revenues
             Commercial                                         $1,081,820             1,157,899             1,320,596
             Federal Employee Program                              303,250               329,243               356,741
             Amounts attributable to self-funded arrangements      908,234               981,741             1,077,478
             Less: amounts attributable to claims under
                self-funded arrangements                          (827,869)             (897,954)             (988,353)
--------------------------------------------------------------------------------------------------------------------------------

                                                                 1,465,435             1,570,929             1,766,462
      Investment income (note 3)                                    39,962                45,861                47,312
      Net realized gains (note 3)                                   12,793                52,976                59,410
      Other revenues (note 9)                                       45,467                55,176                49,356
--------------------------------------------------------------------------------------------------------------------------------

Total revenues                                                   1,563,657             1,724,942             1,922,540
--------------------------------------------------------------------------------------------------------------------------------

Operating Expenses
      Medical and other benefit costs (note 6)
             Commercial                                            802,666               959,328             1,086,388
             Federal Employee Program                              283,645               312,222               339,143
--------------------------------------------------------------------------------------------------------------------------------

                                                                 1,086,311             1,271,550             1,425,531

      Selling, general and administrative expenses (note 1)        322,391               346,353               376,374
      Copayment refund program (note 14)                            36,432                47,073                     -
--------------------------------------------------------------------------------------------------------------------------------

Total operating expenses                                         1,445,134             1,664,976             1,801,905
--------------------------------------------------------------------------------------------------------------------------------

Income from operations                                             118,523                59,966               120,635

Gain on sale of subsidiary (note 13)                                     -                     -                62,253
--------------------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary items                 118,523                59,966               182,888

Income tax expense (benefit) (note 10)                              24,564                 8,264               (13,626)
--------------------------------------------------------------------------------------------------------------------------------

Income before extraordinary items                                   93,959                51,702               196,514

Extraordinary items - demutualization costs and
   Commonwealth Payment, net of income taxes
   of $347, $2,535 and $833 (note 17)                                 (644)               (4,707)             (190,820)
--------------------------------------------------------------------------------------------------------------------------------

Net income                                                      $   93,315                46,995                 5,694
================================================================================================================================



See accompanying summary of significant accounting policies and notes to consolidated financial statements.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SURPLUS

Years Ended December 31, 1994, 1995 and 1996

(In thousands)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Unrealized
                                                                                                   gains (losses)
                                                                                     Retained      on investment       Total
                                                                                     earnings     securities, net     surplus
--------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                                                          $560,255           45,891          606,146

Net income                                                                            93,315                -           93,315

Change in unrealized gains (losses) on investment securities, net                          -          (43,586)         (43,586)
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                                                         653,570            2,305          655,875

Net income                                                                            46,995                -           46,995

Change in unrealized gains (losses) on investment securities, net                          -           37,201           37,201
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                                                         700,565           39,506          740,071

Net income                                                                             5,694                -            5,694

Change in unrealized gains (losses) on investment securities, net                          -           (5,985)          (5,985)
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                                                        $706,259           33,521          739,780
===============================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1994, 1995 and 1996

(In thousands)                                                      1994                   1995                 1996
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities
   (note 12)                                                   $   122,646               34,118                22,554
------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
      Proceeds from sale of property and equipment                      89                   25                    45
      Capital expenditures                                         (12,543)             (13,293)              (14,147)
      Investment securities purchased                           (1,844,039)          (2,694,188)           (2,759,974)
      Proceeds from investment securities sold                   1,192,725            1,531,862             2,585,033
      Maturities of fixed income securities                        538,413            1,178,232               186,420
      Cash paid for purchase of subsidiaries, net of
         cash acquired                                                   -              (26,762)              (84,497)
      Proceeds from the sale of subsidiary                               -                    -                76,979
      Cash paid for other investments                                    -               (7,500)                    -
------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities                             (125,355)             (31,624)              (10,141)
------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities - Change in outstanding
checks in excess of bank balance                                     5,809               15,667               (10,194)
------------------------------------------------------------------------------------------------------------------------

Net cash provided (used) by financing activities                     5,809               15,667               (10,194)

Net increase in cash                                                 3,100               18,161                 2,219

Cash - beginning of year                                             8,002               11,102                29,263
------------------------------------------------------------------------------------------------------------------------

Cash - end of year                                             $    11,102               29,263                31,482
========================================================================================================================


See accompanying summary of significant accounting policies and notes to consolidated financial statements.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 1995 and 1996

GENERAL

Effective February 5, 1997, Blue Cross and Blue Shield of Virginia (dba Trigon Blue Cross Blue Shield) completed its conversion from a mutual insurance company to a stock insurance company, changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc. (Trigon Healthcare, Inc. and subsidiaries herein collectively referred to as the Company) as described in note 17. The Company is organized for the purpose of managing and financing hospitalization, medical and other health benefits. The Company also processes claims for Medicare and participates in a national contract with the U.S. Office of Personnel Management to provide benefits to federal employees within Virginia through the Federal Employee Program (FEP). Trigon Blue Cross Blue Shield owns 100% of HMO Virginia, Inc., HealthKeepers, Inc., Physicians Health Plan Inc., Mid-South Insurance Company, Healthcare Support Corporation, Consolidated Healthcare, Inc., Consolidated Holdings Corporation, Trigon Administrators, Inc., Health Management Corporation, Monticello Life Insurance Company, Inc., Monticello Service Agency, Inc. and Trigon Health Ventures, Inc. Trigon Blue Cross Blue Shield owns 80% of Priority, Inc. and 51% of Peninsula Health Care, Inc. These subsidiaries include health maintenance organizations (HMOs) and other companies which provide complementary products and services to customers and non-customers of Trigon Blue Cross Blue Shield. These products and services include third-party administration for medical and workers' compensation, life and disability insurance, health promotion and other products.

      The Company follows Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises as it relates to its insurance business and Statement of Position 89-5, Financial Accounting and Reporting by Providers of Prepaid Healthcare Services as it relates to its HMO business. The significant accounting policies and practices followed by the Company are as follows:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Trigon Healthcare, Inc. and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

RISKS AND UNCERTAINTIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical loss ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

      In addition, the managed care industry is highly competitive in both Virginia and in other states in the Southeastern and Mid-Atlantic United States where the Company principally intends to expand. There is no assurance that such competition will not exert strong pressures on the Company's profitability, its ability to increase enrollment, or its ability to successfully attain its expansion plans. Also, there can be no assurance that regulatory initiatives will not be undertaken at the state or federal level to reform the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such reform could adversely affect the Company's profitability.

INVESTMENT SECURITIES

Investment securities are accounted for in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investment securities are considered available for sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment securities, net of deferred income taxes, is included as a separate component of surplus. A decline in the fair value of any investment security below cost, that is deemed other than temporary, is charged to earnings resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.

      Certain of the Company's investment securities are denominated in foreign currencies. The Company enters into forward currency contracts and foreign currency options to hedge the effect of fluctuations in foreign currency exchange rates. Realized and unrealized gains and losses on these contracts are recognized consistent with and offset foreign exchange gains and losses on the underlying investments being hedged. Accordingly, forward currency contracts and foreign currency options are recorded at fair value.

SOFTWARE DEVELOPMENT COSTS

The Company expenses as incurred substantially all costs associated with the development of computer software for internal use, other than the initial purchase price of software packages.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, which are 40 to 50 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Any gain or loss realized upon retirement or disposal is reflected in selling, general and administrative expenses.

GOODWILL AND OTHER INTANGIBLES

Costs in excess of fair value of net tangible and identified intangible assets of businesses acquired are amortized using the straight-line method over periods from 15 to 25 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.

      Amortization charged to operations was $1,399,000 and $5,340,000 for the years ended December 31, 1995 and 1996, respectively. Accumulated amortization at December 31, 1995 and 1996 was $1,399,000 and $6,739,000, respectively.

MEDICAL AND OTHER BENEFITS PAYABLE

The Company establishes liabilities for claims in process of review and claims incurred but not reported. These liabilities are based on historical payment patterns using actuarial techniques. In addition, processing costs are accrued as operating expenses based on an estimate of the costs necessary to process these claims. The methods for making these estimates and for establishing the resulting liabilities are continually reviewed and updated, and any adjustments resulting therefrom are reflected in current operations. While the ultimate amount of claims and the related expenses paid are dependent on future developments, management is of the opinion that the liabilities for claims and claims processing costs are adequate to cover such claims and expenses.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUES

All of the Company's individual and certain of the Company's group contracts provide for the individual or the group to be fully insured. Premiums for these contracts are billed in advance of the respective coverage periods and are initially recorded as premium receivables and as unearned income. Unearned premiums are recognized as earned in the period of coverage.

      Certain other groups have contracts that provide for the group to be at risk for all or a portion of their claims experience. Most of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability or the group's liability on any one participant is capped for the year. The Company charges self-funded groups an administrative fee which is based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any stop-loss premiums. In addition, accounts for certain self-funded groups are charged or credited with interest expense or income as provided by the groups' contracts.

AGENCY CONTRACTS

As fiscal intermediary and administrative agent for Medicare and other plans, the Company allocates operating expenses to these lines of business to determine reimbursement due for services rendered in accordance with the contracts in force. The claims processed under these arrangements are not included in the accompanying consolidated statements of operations and the reimbursement of operating expenses has been recorded as a reduction of the Company's operating expenses.

POSTRETIREMENT/POSTEMPLOYMENT BENEFITS

Pension costs are accrued in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions and are funded based on the minimum contribution requirements of the Employee Retirement Income Security Act of 1974. The actuarial cost method used is the projected unit credit method.

      The Company provides certain health and life insurance benefits to retired employees. These benefits are accrued in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

      The Company also provides certain disability related postemployment benefits. These benefits are accrued in accordance with Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits. The Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

RECLASSIFICATIONS

Certain amounts for 1994 and 1995 have been reclassified to conform with classifications adopted for 1996.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995 and 1996

Consistent with the financial statement presentation, the following notes include information related to the consolidated balance sheets as of December 31, 1995 and 1996 and information related to the consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1996.

NOTE 1. AGENCY CONTRACTS

The Company acts as an administrative agent for processing claims for certain agencies and other plans. Claims processed for others and the related reimbursed operating expenses, which are subject to their audit, were as follows for the years ended December 31, 1994, 1995 and 1996 (in thousands):

                                   1994            1995           1996
-----------------------------------------------------------------------------
Claims processed for:
    Medicare                      $2,456,766      2,654,580       2,873,526
    Other plans                       12,890         37,046          55,480
-----------------------------------------------------------------------------
                                  $2,469,656      2,691,626       2,929,006
=============================================================================

Operating expenses reimbursed by:
    Medicare                     $    11,816         11,605          11,634
    Other plans                           44            807           1,376
-----------------------------------------------------------------------------
                                 $    11,860         12,412          13,010
=============================================================================

NOTE 2. STATUTORY FINANCIAL STATEMENTS

Trigon Blue Cross Blue Shield is required to file financial statements with, and is subject to audit by, the Commonwealth of Virginia, Bureau of Insurance. Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Commonwealth of Virginia, Bureau of Insurance which differ from generally accepted accounting principles under which the accompanying consolidated financial statements have been prepared. Significant differences resulting from these accounting practices include certain investment valuation reserves recognized under statutory accounting as well as certain assets (primarily property and equipment) and deferred income taxes not recognized under statutory accounting practices. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, Trigon Blue Cross Blue Shield has not received, nor requested, approval to adopt any such deviations. In accordance with the Insurance Code of Virginia (the Code), Trigon Blue Cross Blue Shield's statutory surplus is reduced by Category 2 investments that exceed a specified threshold. Category 2 investments consist primarily of domestic equity investments that exceed a specified percentage of admitted assets and foreign denominated investments. At December 31, 1995, this reduction in statutory surplus due to excess Category 2 investments approximated $92,000. There were no excess Category 2 investments at December 31, 1996.

Trigon Blue Cross Blue Shield's Statutory Surplus and Net Income Approximated (in thousands):


    Statutory surplus at:
        December 31, 1995                                         $ 478,000
        December 31, 1996 (unaudited)                               621,000

    Statutory net income for the years ended:
        December 31, 1994                                         $ 113,000
        December 31, 1995                                            83,000
        December 31, 1996 (unaudited)                                99,000


      Trigon Blue Cross Blue Shield is required by the Commonwealth of Virginia, Bureau of Insurance to maintain statutory capital and surplus of at least $4,000,000.

      In addition, the Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk Based Capital Act in 1995. Under this Act, a company's risk-based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. The Company expects Trigon Blue Cross Blue Shield's RBC level as calculated in accordance with the NAIC RBC Instructions at December 31, 1996 to exceed all RBC thresholds.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

      Mid-South Insurance Company, Monticello Life Insurance Company, Inc. and the Company's HMO subsidiaries are also required to file statutory financial statements in each of the states in which they are licensed.

NOTE 3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities were as follows (in thousands):

                                                                                                    December 31, 1995
                                                                                 -------------------------------------------------
                                                                                                 Gross         Gross    Estimated
                                                                                 Amortized    unrealized    unrealized    fair
                                                                                   cost          gains        losses      value
----------------------------------------------------------------------------------------------------------------------------------
Fixed income
    Domestic
        U.S. Treasury securities and obligations of U.S. government agencies  $      95,110        1,686            -     96,796
        Mortgage-backed obligations of U.S. government agencies                      27,001        1,317            9     28,309
        Other mortgage-backed and asset-backed securities                           177,137        2,590          688    179,039
        Domestic corporate bonds                                                    117,258        2,394          206    119,446
        Short-term debt securities with maturities of less than one year            114,452          472          737    114,187
    Foreign
        Debt securities issued by foreign governments                                88,924        6,676          765     94,835
        Foreign corporate bonds                                                      12,249          441           45     12,645
        Short-term debt securities with maturities of less than one year              7,835           38          103      7,770
----------------------------------------------------------------------------------------------------------------------------------
Total fixed income                                                                  639,966       15,614        2,553    653,027
----------------------------------------------------------------------------------------------------------------------------------
Equities
    Domestic equity securities                                                      168,735       37,496        4,645    201,586
    Foreign equity securities                                                       226,278       35,902       21,437    240,743
----------------------------------------------------------------------------------------------------------------------------------
Total equities                                                                      395,013       73,398       26,082    442,329
----------------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                                1,580          696          325      1,951
----------------------------------------------------------------------------------------------------------------------------------
                                                                               $  1,036,559       89,708       28,960  1,097,307
==================================================================================================================================

Unrestricted                                                                   $  1,029,656       89,693       28,960  1,090,389
Restricted                                                                            6,903           15            -      6,918
----------------------------------------------------------------------------------------------------------------------------------
                                                                               $  1,036,559       89,708       28,960  1,097,307
==================================================================================================================================

                                                                                                  December 31, 1996
                                                                              ----------------------------------------------------
                                                                                                 Gross         Gross   Estimated
                                                                                 Amortized    unrealized    unrealized   fair
                                                                                   cost          gains        losses     value
----------------------------------------------------------------------------------------------------------------------------------
Fixed income
    Domestic
        U.S. Treasury securities and obligations of U.S. government agencies     $  308,205          478        3,667    305,016
        Mortgage-backed obligations of U.S. government agencies                      70,194          977          415     70,756
        Other mortgage-backed and asset-backed securities                           156,901          842          231    157,512
        Domestic corporate bonds                                                    103,221        1,056          353    103,924
        Short-term debt securities with maturities of less than one year            164,239           26            7    164,258
    Foreign
        Debt securities issued by foreign governments                                38,496        1,941          249     40,188
        Foreign corporate bonds                                                       7,082          493           72      7,503
        Short-term debt securities with maturities of less than one year             11,528            9           51     11,486
----------------------------------------------------------------------------------------------------------------------------------
Total fixed income                                                                  859,866        5,822        5,045    860,643
----------------------------------------------------------------------------------------------------------------------------------
Equities
    Domestic equity securities                                                      148,111       34,359        2,018    180,452
    Foreign equity securities                                                       133,366       26,580        8,662    151,284
----------------------------------------------------------------------------------------------------------------------------------
Total equities                                                                      281,477       60,939       10,680    331,736
----------------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                                  543          965          448      1,060
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 $1,141,886       67,726       16,173  1,193,439
==================================================================================================================================

Unrestricted                                                                     $1,130,808       67,718       16,106  1,182,420
Restricted                                                                           11,078            8           67     11,019
----------------------------------------------------------------------------------------------------------------------------------
                                                                                 $1,141,886       67,726       16,173  1,193,439
==================================================================================================================================


      Short-term investments consist principally of commercial paper and money market investments.

      Derivative instruments consist of foreign currency forward contracts and foreign currency options. The Company enters into these instruments to manage its exposure to fluctuations in foreign currency exchange rates. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of six months or less. The counterparties to these transactions are major international financial institutions. The Company may incur a loss with respect to these transactions to the extent that a counterparty fails to perform under a contract and exchange rates have changed since the inception of the contract. At December 31, 1996, the Company had forward exchange contracts outstanding to purchase approximately $11.9 million in foreign currencies and to sell approximately $24.4 million in foreign currencies (primarily German Mark, Japanese Yen, British Pound, Italian Lira and Netherland Guilder). All of these contracts have maturities of six months or less. The gross unrealized gains and losses related to these contracts at December 31, 1996 aggregated $130,441 and $447,872, respectively. Foreign currency options to sell approximately $34.2 million of foreign currencies (Japanese Yen and German Mark) at set prices were outstanding at December 31, 1996. These options generally expire within twelve months. The gross unrealized gains related to these options at December 31, 1996 aggregated $835,205. There were no gross unrealized losses at December 31, 1996.

      The amortized cost and estimated fair value of fixed income securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Maturities of mortgage-backed securities and collateralized mortgage obligations have been included below based upon estimated cash flows, assuming no change in the current interest rate environment.


                                                Amortized        Estimated
                                                  cost           fair value
----------------------------------------------------------------------------
Due in one year or less                         $260,112            260,869
Due after one year through five years            310,819            311,250
Due after five years through ten years           211,214            211,979
Due after ten years                               77,721             76,545
----------------------------------------------------------------------------
                                                $859,866            860,643
============================================================================

      Included in investment securities at December 31, 1996 are $4,487,540, at estimated fair value, of U.S. Treasury securities held by the Commonwealth of Virginia to meet security deposit requirements related to Trigon Blue Cross Blue Shield and its HMO subsidiaries. In addition, U.S. Treasury and other high quality securities in the amount of $6,531,255, at estimated fair value, are held by various states to meet security deposit requirements related to Monticello Life Insurance Company, Inc. and Mid-South Insurance Company.

      The major components of investment income were as follows (in thousands):

                                     1994            1995           1996
---------------------------------------------------------------------------
Interest on bonds                    $31,980         37,789          36,985
Interest on short-
  term investments                     6,557          9,764           8,654
Dividends                              9,629          7,652          10,701
---------------------------------------------------------------------------
                                      48,166         55,205          56,340

Investment expenses                    5,546          5,757           5,711
Group interest credits                 2,658          3,587           3,317
---------------------------------------------------------------------------
Investment income                    $39,962         45,861          47,312
===========================================================================

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


      Gross realized gains and losses are summarized as follows (in thousands):

                                      1994            1995            1996
----------------------------------------------------------------------------
Gross realized gains
    Fixed income securities          $ 7,611         13,890          12,697
    Equity securities                 43,384         58,938          70,421
    Derivative instruments                 -         11,430           6,659
----------------------------------------------------------------------------
                                      50,995         84,258          89,777
----------------------------------------------------------------------------

Gross realized losses
    Fixed income securities           14.821          9.081          10.365
    Equity securities                 23,381         15,520          18,834
    Derivative instruments                 -          6,681           1,168
----------------------------------------------------------------------------
                                      38,202         31,282          30,367
----------------------------------------------------------------------------
Net realized gains                   $12,793         52,976          59,410
============================================================================

      Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), less deferred income taxes, is as follows (in thousands):

                                       1994           1995           1996
------------------------------------------------------------------------------
Fixed income securities             $(27,877)        31,921        (12,284)
Equity securities                    (39,319)        25,051          2,943
Derivative instruments                     -            371            146
Provision for deferred
  income taxes                        23,610        (20,142)         3,210
------------------------------------------------------------------------------
                                    $(43,586)        37,201         (5,985)
==============================================================================

NOTE 4. PREMIUMS AND OTHER RECEIVABLES

Premiums and other receivables were as follows (in thousands):

                                                     1995            1996
------------------------------------------------------------------------------
Premiums                                           $ 71,369         72,687
Self-funded group receivables                       110,564        156,076
Federal Employee Program                            126,258        138,213
Medicare                                              1,154            145
Investment income receivable                          8,534          7,886
Other                                                14,999         15,990
-----------------------------------------------------------------------------
                                                   $332,878        390,997
=============================================================================

NOTE 5. PROPERTY AND EQUIPMENT
Property and equipment were as follows (in thousands):

                                                     1995           1996
-----------------------------------------------------------------------------
Land and improvements                              $    973         2,977
Buildings and improvements                           30,586        35,721
Furniture and equipment                              67,440        69,703
Computer software                                    12,641        14,403
-----------------------------------------------------------------------------
                                                    111,640       122,804
Less accumulated depreciation
  and amortization                                   66,846        73,259
-----------------------------------------------------------------------------
                                                   $ 44,794        49,545
=============================================================================


NOTE 6. MEDICAL AND OTHER BENEFITS PAYABLE

Medical and other benefits payable were as follows (in thousands):

                                                    1995            1996
---------------------------------------------------------------------------
Medical and other benefits payable - current
    Commercial and FEP
        Claims reported but not paid               $ 20,730         23,715
        Claims incurred but not reported            208,129        230,087
---------------------------------------------------------------------------
                                                    228,859        253,802
    Self-funded
        Claims reported but not paid                 14,334         15,383
        Claims incurred but not reported            127,661        151,465
---------------------------------------------------------------------------
                                                    141,995        166,848
Medical and other benefits payable -
noncurrent (all commercial)                          31,622         53,107
---------------------------------------------------------------------------
                                                    402,476        473,757
Liability for claims processing costs                16,582         17,283
Advances to providers                               (14,621)       (16,493)
---------------------------------------------------------------------------
                                                    404,437        474,547
Less medical and other benefits payable -
noncurrent                                          (31,622)       (53,107)
---------------------------------------------------------------------------
                                                   $372,815        421,440
===========================================================================

      A summary of the activity for commercial and FEP medical and other benefits payable is as follows (in thousands):

                                    1994            1995           1996
---------------------------------------------------------------------------
 Medical and other benefits
     payable at beginning
     of year                     $  359,355         355,836       402,476
 Self-funded at beginning
     of year                       (138,344)       (134,659)     (141,995)
---------------------------------------------------------------------------
 Balance at beginning of year       221,011         221,177       260,481
---------------------------------------------------------------------------
 Liabilities acquired with
     Mid-South                            -               -        38,963
 Incurred related to
     Current year                 1,095,014       1,275,583     1,427,859
     Prior years                     (8,703)         (4,033)       (2,328)
---------------------------------------------------------------------------
 Total incurred                   1,086,311       1,271,550     1,425,531
---------------------------------------------------------------------------
 Paid related to
     Current year                   948,660       1,083,170     1,227,599
     Prior years                    137,485         149,076       190,467
---------------------------------------------------------------------------
 Total paid                       1,086,145       1,232,246     1,418,066
---------------------------------------------------------------------------
Balance at end of year              221,177         260,481       306,909
 Self-funded at end of year         134,659         141,995       166,848
---------------------------------------------------------------------------
 Medical and other benefits
     payable at end of year      $  355,836         402,476       473,757
===========================================================================

      The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates.

NOTE 7. LEASES

The Company has noncancelable operating leases for real estate and equipment that expire over the next ten years and provide for purchase or renewal options. Future minimum lease payments under noncancelable operating leases as of December 31, 1996 are (in thousands):

Years ending December 31,
---------------------------------------------------------------------------
1997                                                              $ 8,920
1998                                                                6,516
1999                                                                5,548
2000                                                                4,146
2001                                                                3,584
Later years through 2006                                            8,863
---------------------------------------------------------------------------
Total minimum lease payments                                      $37,577
===========================================================================

      Total rental expense for operating leases for the years ended December 31, 1994, 1995 and 1996 was $14,979,000, $15,243,000 and $13,354,000, respectively.

NOTE 8. OTHER LIABILITIES

Other liabilities were as follows (in thousands):

                                                     1995           1996
--------------------------------------------------------------------------
 Outstanding checks in excess of
     bank balance                                 $  50,545        40,351
 Subscriber related liabilities                       4,732         4,637
 Unearned premium reserve -
     Federal Employee Program                        70,541        86,841
 Self-funded group deposits                          18,315        19,244
 Current income taxes payable                         2,704        29,023
 Other                                               23,874        23,677
--------------------------------------------------------------------------
                                                   $170,711       203,773
==========================================================================

      The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross and Blue Shield Association on behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. An offsetting receivable is recorded in premiums and other receivables.

NOTE 9. OTHER REVENUES

Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue is included below (in thousands):

                                      1994            1995          1996
--------------------------------------------------------------------------
 Electronic communication
     services                       $18,881          20,583        21,474
 Employee benefits
     administration                   8,913           9,435         6,957
 Workers' compensation
     administration                   8,490           9,707         9,682
 Health management services           4,128           6,970         9,039
 Other                                5,055           8,481         2,204
--------------------------------------------------------------------------
                                    $45,467          55,176        49,356
==========================================================================

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10. INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes and extraordinary items, substantially all of which is federal, consists of (in thousands):

                                       1994           1995         1996
--------------------------------------------------------------------------
 Current                             $21,160         19,206       45,857
 Deferred                              3,404        (10,942)     (59,483)
--------------------------------------------------------------------------
                                     $24,564          8,264      (13,626)
==========================================================================

      The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and extraordinary items are as follows:

                                        1994           1995         1996
--------------------------------------------------------------------------
 Statutory federal income tax rate      35.0%          35.0%        35.0%
 Tax exempt investment income            (.9)          (1.2)         (.3)
 Section 833 deduction                  (2.4)             -            -
 Change in valuation allowance         (13.5)         (19.4)       (44.0)
 Other, net                              2.5           (0.6)         1.8
--------------------------------------------------------------------------
 Effective tax rate                     20.7%          13.8%        (7.5)%
==========================================================================

      The components of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are as follows (in thousands):

                                                     1995          1996
-------------------------------------------------------------------------
 Deferred tax assets
     Employee benefit plans                        $ 20,595       22,880
     Insurance reserves                              27,132       27,492
     Alternative minimum tax credit
         carryforward                                48,494       21,658
     Property and equipment                           6,187        6,244
     Other                                            1,623        4,302
-------------------------------------------------------------------------
 Gross deferred tax assets                          104,031       82,576
     Less valuation allowance                        80,476           -
-------------------------------------------------------------------------
 Net deferred tax assets                             23,555       82,576
 Deferred tax liabilities
     Investment securities                           21,482       17,279
     Other                                              812          555
-------------------------------------------------------------------------
 Gross deferred tax liabilities                      22,294       17,834
-------------------------------------------------------------------------
 Net deferred tax asset                            $  1,261       64,742
=========================================================================

Deferred tax assets (liabilities) are presented on the accompanying consolidated balance sheets as follows:

                                                    1995           1996
--------------------------------------------------------------------------
 Deferred tax assets
     Current                                       $      -       16,572
     Noncurrent                                      15,229       48,170
Deferred tax liabilities - Current                  (13,968)           -
--------------------------------------------------------------------------
 Net deferred tax asset                            $  1,261       64,742
==========================================================================

      Trigon Blue Cross Blue Shield has qualified for a federal income tax deduction under IRC Section 833. This deduction is equal to the amount by which 25% of the sum of claims and expenses exceeds tax basis adjusted surplus. Prior to 1994, the effect of this deduction was to significantly reduce regular taxable income and subject Trigon Blue Cross Blue Shield to alternative minimum tax. Trigon Blue Cross Blue Shield's ability to continue to qualify for the deduction depends on whether the Demutualization (see note 17) is characterized as a "material change" in its operations or structure within the meaning of
Section 833(c)(2) of the Internal Revenue Code, which is unclear under current law. Personnel in the National Office of the IRS have indicated informally that the IRS will likely take the position that any issuance of stock by a Blue Cross or Blue Shield organization will generally result in a material change.

      Because it has been unclear whether Trigon Blue Cross Blue Shield would be subject to the regular tax in the future, the Company has maintained a valuation allowance with respect to its existing AMT credits. If as a result of the Demutualization, Trigon Blue Cross Blue Shield were to undergo a "material change", it would lose the ability to take advantage of the special provisions and therefore would be subject to the regular tax. As a result, the Company would be required to eliminate the valuation allowance, causing the full amount of its existing AMT credits to be taken into account in computing its income for financial accounting purposes for the year in which the Demutualization has received all necessary legal clearances and regulatory approvals. Although whether the Demutualization will result in a "material change" for federal income tax purposes is unclear under current law, for financial accounting purposes it is assumed that a "material change" will occur as a result of the Demutualization. Because all legal clearances and regulatory approvals necessary to effect the Demutualization were received, the valuation allowance on the deferred tax assets relating to the AMT credits was eliminated during 1996. The balance of the valuation allowance, which relates primarily to employee benefit liabilities and certain medical cost reserves, has been eliminated as it is more likely than not that such assets will be realized.

NOTE 11. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which is funded through the Blue Cross National Retirement Trust (the Trust), a collective investment trust for the retirement programs of its participating employers. An employee may become eligible for participation after one year of continuous service and attainment of age 21.

      The Company's funding policy is to annually contribute amounts to the Trust sufficient to meet the minimum funding requirements outlined in the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may contribute from time to time. For the years ended December 31, 1994, 1995 and 1996, the Company made contributions to the Trust in the amounts of $8,096,000, $7,716,000 and $7,933,000, respectively. Assets in the Trust are primarily equity securities, U.S. Treasury bonds and notes, U.S. government agency securities, corporate bonds, real estate funds and short-term investments.

      The following table sets forth the pension plan's funded status at December 31, 1995 and 1996 (in thousands):

                                                     1995           1996
---------------------------------------------------------------------------
 Accumulated benefit obligation,
     including vested benefits
     of $57,652 in 1995 and
     $59,656 in 1996                              $ (68,015)      (70,183)
============================================================================
 Projected benefit obligation for
     service rendered to date                      (103,766)     (105,517)
 Plan assets at fair value                           77,948        99,352
----------------------------------------------------------------------------
 Excess of projected benefit obligation
     over assets                                    (25,818)       (6,165)
 Unrecognized net asset at January 1,
     1987 being recognized over 17 years(895)          (783)
 Unrecognized prior service cost                        784           697
 Unrecognized net loss (gain)                        16,968        (3,988)
-----------------------------------------------------------------------------
 Accrued pension cost                             $  (8,961)      (10,239)
=============================================================================

      Pension expense included the following components (in thousands):

                                      1994            1995           1996
----------------------------------------------------------------------------
 Service cost - benefits earned
     during the year                 $6,063           6,705          7,765
 Interest cost on projected
     benefit obligation               5,501           6,507          7,595
 Actual return on plan assets        (4,817)        (12,194)       (13,714)
 Net amortization and deferral          355           6,926          7,565
----------------------------------------------------------------------------
 Net periodic pension expense        $7,102           7,944          9,211
============================================================================

      The weighted average discount rate was 7.25% and 7.75% at December 31, 1995 and 1996, respectively. The expected long term rate of return on assets was 9.0% at December 31, 1995 and 1996. Age-related rates ranging from 3.5% to 7.0% were used for the rate of increase in future compensation levels at December 31, 1995 and 1996.

      The Company also has an Employee Thrift Plan under which employees who have completed six months of service may elect to contribute up to 16% of their salaries. Participants have the option of investing in several international and domestic investment funds. The Company contributes an amount equal to 50% of the

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

participant's contributions limited to 3% of the employee's compensation. The Company's contributions are fully vested to the participant after three years of contributing participation. For the years ended December 31, 1994, 1995 and 1996, the Company's contribution to the Employee Thrift Plan approximated $2,954,000, $3,153,000 and $3,418,000, respectively.

      In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees. All of the Company's retirees with fifteen years of service are eligible for these benefits. This postretirement benefit plan is funded through the Blue Cross National Retirement Trust (the Trust). For the years ended December 31, 1994 and 1995, the Company made contributions to the Trust in the amounts of $2,700,000 and $2,500,000, respectively. The Company made no contribution to the Trust for the year ended December 31, 1996.

      The following table presents the funded status of the plan including the accumulated postretirement benefit obligation by type of participant at December 31, 1995 and 1996 (in thousands):

                                                     1995           1996
---------------------------------------------------------------------------
 Retirees                                         $ (6,033)        (7,069)
 Fully eligible active plan participants            (4,605)        (3,825)
 Other active plan participants                    (17,592)       (18,861)
---------------------------------------------------------------------------
 Accumulated postretirement
     benefit obligation                            (28,230)       (29,755)
 Plan assets at fair value                          10,036         12,218
---------------------------------------------------------------------------
 Excess of accumulated postretirement
     benefit obligation over plan assets           (18,194)       (17,537)
 Unrecognized net gain                              (2,282)        (5,646)
 Unrecognized net reduction in
     prior service cost                             (6,433)        (5,772)
---------------------------------------------------------------------------
 Accrued postretirement benefit cost              $(26,909)       (28,955)
===========================================================================

      Postretirement benefit expense for the years ended December 31, 1994, 1995 and 1996 included the following components (in thousands):

                                      1994           1995           1996
--------------------------------------------------------------------------------
 Service cost - benefits
     attributed to service
     during the year                 $2,078           2,128          2,373
 Interest cost on accumulated
     postretirement benefit
     obligation                       1,688           1,843          2,044
 Expected return on plan assets        (266)           (622)        (1,009)
 Amortization of prior
     service cost                      (661)           (661)          (661)
 Amortization of gains                    -               -            (29)
--------------------------------------------------------------------------------
 Net periodic postretirement
     benefit expense                 $2,839           2,688          2,718
================================================================================

      For measurement purposes, a 5% annual rate of increase in the per capita health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $5,146,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit expense would increase by $851,000 for the year ended December 31, 1996.

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7.75% at December 31, 1995 and 1996, respectively. The rate of increase in future compensation levels used in determining the accumulated postretirement benefit obligation ranged from 3.5% to 7.0% at December 31, 1995 and 1996.

NOTE 12. ADDITIONAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by operating activities and supplemental disclosures of cash flow information for the years ended December 31, 1994, 1995 and 1996 were as follows (in thousands):


                                                                                        1994          1995          1996
---------------------------------------------------------------------------------------------------------------------------
 Net income                                                                           $ 93,315        46,995         5,694
 Adjustments to reconcile net income to net cash provided by operating activities, net of effects from purchase of subsidiaries:
        Depreciation and amortization                                                   12,226        10,960        17,147
        Increase (decrease) in allowance for doubtful accounts receivable                 (673)          468           402
        Increase in premiums and other receivables                                     (64,064)       (5,989)      (59,999)
        Increase in other assets                                                        (4,926)       (2,531)       (3,740)
        Increase (decrease) in medical and other benefits payable                       (2,604)       68,945        32,656
        Decrease in unearned premiums                                                   (4,198)       (5,252)       (6,888)
        Increase (decrease) in accounts payable and accrued expenses                    26,393         4,106        (7,672)
        Increase (decrease) in other liabilities                                        74,839       (22,774)       45,665
        Change in deferred income taxes                                                  3,403        (8,030)      (60,678)
        Increase in obligation for Commonwealth Payment                                      -             -       175,000
        Increase (decrease) in minority interest                                          (243)         (703)          285
        Increase in obligations for employee benefits                                    2,007           784         6,131
        Gain on the sale of subsidiary                                                       -             -       (62,253)
        (Gain) loss on disposal of assets                                                  (36)          115           214
        Realized investment gains, net                                                 (12,793)      (52,976)      (59,410)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             $122,646        34,118        22,554
===========================================================================================================================
Cash paid during the period for:
     Interest                                                                           $6,930        15,390         4,326
     Income taxes                                                                       26,672        20,061        18,900
===========================================================================================================================


NOTE 13. ACQUISITION AND DISPOSITION ACTIVITY

Acquisitions

In May 1995, the Company acquired 80% of the outstanding stock of Priority Health Care, Inc. (subsequently renamed Priority, Inc.) (Priority) for approximately $24.2 million including acquisition related costs. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Priority are included in the consolidated financial statements since the date of acquisition. Goodwill arising from the acquisition amounted to $21.1 million. No pro forma information has been provided since Priority's results of operations prior to its acquisition were not material to the Company.

      In November 1995, the Company paid $5,500,000 for a 50% interest in Primary Care First, L.L.C. (PCF) and related assets. PCF was formed for the purpose of managing and developing primary care physician networks in the Richmond and South Hampton Roads areas of Virginia. The Company has also committed to provide up to $3,500,000, of which $1,050,000 was funded during 1996, to PCF for development of additional primary care physician networks. This investment is accounted for under the equity method and is included in other assets. The excess of the Company's cost over its underlying equity in PCF and related assets amounted to $5,500,000 and is being amortized over 15 years.

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

      In February 1996, the Company purchased all of the outstanding shares of Mid-South Insurance Company (Mid-South) for approximately $85.6 million. Mid-South is a Fayetteville, North Carolina based life and health insurance company. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Mid-South are included in the consolidated financial statements since the date of acquisition. Goodwill and other intangible assets arising from the transaction amounted to $56.7 million and are being amortized over periods not exceeding 25 years. No pro forma information has been provided since Mid-South's results of operations prior to its acquisition were not material to the Company.

Disposition

Effective December 31, 1996, the Company sold its subsidiary, Health Communications Services (HCS), to National Data Corporation for $77.0 million cash. The Company recorded a pre-tax and after-tax gain on the sale of HCS of $62.3 million and $40.0 million, respectively. The Company's earnings and cash flows reflect the operations of HCS through December 31, 1996.

NOTE 14. COPAYMENT REFUND PROGRAM

The Company conducted a Copayment Refund Program (the Copayment Program) in accordance with an agreement with the State Corporation Commission dated September 22, 1994. During the Copayment Program, members who had paid coinsurance on services rendered at the Company's network facilities from January 1, 1984 through December 31, 1993 were eligible for a refund. Refunds represented the difference between the member's original coinsurance payment, which had been based on the facility's undiscounted charges, and an adjusted coinsurance payment calculated using the Company's average discount percentage at the facility. The Company changed its methodology on January 1, 1994, to calculate coinsurance payments using the average percentage discount. Costs incurred under the Copayment Program included refunds, interest and administrative costs associated with the Copayment Program that the Company would not otherwise have incurred. In addition, the Company agreed to pay a $5 million civil forfeiture to the Commonwealth of Virginia which has been included in the cost of the Copayment Program. The cost of the Copayment Program in 1994 was $36.4 million or $30.0 million, net of income taxes.

      The Virginia General Assembly enacted legislation, effective July 1, 1994, that requires all insurers and HMOs to calculate coinsurance payments on the basis of their negotiated reimbursement rates with facilities.

      In accordance with an agreement with the State Corporation Commission dated November 17, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that it has determined that there are approximately 200,000 former members for whom the Company does not have an address who are eligible for refunds. Under this new agreement, any amounts not paid by December 31, 1996 will be escheated to the Commonwealth of Virginia as unclaimed property on or before May 1, 1997. The cost of the re-opening of the Copayment Program in 1995 was $47.1 million or $40.6 million, net of income taxes.

NOTE 15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The carrying amounts of cash, premiums and other receivables, other current assets, medical and other benefits payable, unearned premiums, accounts payable and accrued expenses and other liabilities approximate fair value because of the short-term nature of these instruments. The fair values of investment securities are estimated based on quoted market prices.

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premiums receivable. All of the investment securities are managed within established guidelines which limit the amounts which may be invested in one issue. The Company primarily conducts business within the Commonwealth of Virginia; therefore premiums receivable are concentrated with companies and individuals within Virginia.

NOTE 16. LEGAL AND REGULATORY PROCEEDINGS

In November 1993, management of the Company met with officials from the United States Department of Labor (the DOL) in response to the DOL's request for information concerning the Company's policies on passing through the benefits of provider discounts to self-funded employer groups whose health care plans are subject to the Employee Retirement Income Security Act (ERISA) and are administered by the Company. The DOL advised the Company that the inquiry was part of a larger review of Blue Cross and Blue Shield organizations that provide services to self-funded plans. The Company responded in March and April 1994 to informal requests from the DOL seeking additional information on the Company's handling of provider discounts. In September 1995, the DOL notified the Company that the DOL is of the view that the retention of provider discounts during the period from 1990 through 1993 and its failure to disclose the amount of these discounts by the Company violated the applicable provisions of ERISA. The amount of the provider discounts retained during this period is approximately $58.6 million. Under applicable provisions of ERISA, the DOL may also assess a civil penalty equal to 20% of any amounts recovered as a result of an ERISA violation. No lawsuit has been filed by the DOL and the Company intends to continue discussions with the DOL about this matter. The Company and the DOL have entered into a tolling agreement with respect to this matter pursuant to which the parties have agreed that no litigation will be instituted before February 1, 1997 and the applicable statute of limitations will be tolled until May 1, 1997. The Company believes that its handling of provider discounts has been in accordance with the terms of its agreements with self-funded employer groups and applicable ERISA requirements. Due to the early stage of the DOL inquiries, the Company cannot make an estimate of loss, if any (and has not established any liability with respect thereto), or predict whether or not such inquiries will result in a material adverse effect on the Company's results of operations in any particular period. Although the ultimate resolution of this matter cannot be estimated, the Company believes that it should not have a material adverse effect on the Company's financial condition.

      The Company is also the defendant in three lawsuits that have been filed by self-funded employer groups in connection with the Company's past practices regarding provider discounts. The suits claim that the Company was obligated to credit these self-funded plans with the full amount of the discounts that the Company negotiated with facilities providing health care to members covered by the plans. One suit sought $750,000 in compensatory damages and the second suit sought $1.1 million in compensatory damages. Both of these suits have been settled and the Company is awaiting entry of dismissal orders. A third suit has been filed against the Company seeking $1.2 million in compensatory damages. The Company is also presently the subject of 14 other claims by self-funded employer groups related to the Company's past practices regarding provider discounts, some of which involve larger amounts of withheld discounts. The Company is communicating with these groups, and lawsuits have not been filed in connection with these claims. The Company believes that additional discount-related claims may be made against it. Although the ultimate outcome of such claims and litigation cannot be estimated, the Company believes that the discount-related claims and litigation brought by these self-funded employer groups will not have a material adverse effect on the consolidated financial condition of the Company. Due to the early stages of these claims and litigation, however, the Company cannot make an estimate of loss, if any, or predict whether or not such claims and litigation will result in a material adverse effect on the Company's results of operations in any particular period.

      The Company is involved in various legal actions occurring in the normal course of its business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such matters, adequate provision has been made for losses that may result from those actions and, accordingly, the outcome of those actions is not expected to have a material adverse effect on the consolidated financial condition of the Company. In general, the Company believes that the increase in the managed care content of its products has not materially affected its exposure to litigation relating to health care coverage provided to its members.

      The Virginia General Assembly is currently considering legislation which would change the Virginia open enrollment program. If this legislation were enacted, the Company would pay a premium tax rate of 2.25% on all group business effective January 1, 1998. Management of the Company does not expect this proposed change to have a significant impact on its consolidated results of operations.

NOTE 17. DEMUTUALIZATION AND INITIAL PUBLIC OFFERING

Effective February 5, 1997, Blue Cross and Blue Shield of Virginia converted from a mutual insurance company to a stock insurance company in accordance with a Plan of Demutualization (the Demutualization). In accordance with the Demutualization, Blue Cross and Blue Shield of Virginia changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc., a newly formed holding company. The membership interests of the Company's eligible members were converted into common stock of Trigon Healthcare, Inc., or in certain circumstances, cash. The Plan of Demutualization also required an initial public offering to occur simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued 17.8 million shares of common stock at $13 per share in a public offering with net proceeds of $215.5 million. In addition, under Virginia Law a payment to the Commonwealth of Virginia in the amount of $175 million must be made (the Commonwealth Payment). At least one-half of this payment must be made in cash and the remainder in cash or shares of Class C Common Stock. The Company expects to use proceeds from the offering in conjunction with borrowings under a revolving credit agreement (discussed below) to pay the Commonwealth Payment and does not anticipate issuing any Class C Common Stock. The Commonwealth Payment is required to be made within ten business days of the effective date of the Demutualization. The Commonwealth Payment has been accrued and is reflected as an extraordinary charge in the consolidated financial statements for 1996.

      Simultaneous with the Demutualization and initial public offering, the Company entered into a $300 million revolving credit agreement with a syndicate of banks which expires in February 2002. The agreement provides for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments.

      The following table sets forth the consolidated capitalization of the Company as of December 31, 1996 as reported and on a pro forma basis to reflect the Demutualization (including the effect of approximately $91.5 million of cash paid to certain eligible members), initial public offering (net proceeds of $215.5 million), the Commonwealth Payment ($175 million) and the borrowing under the revolving credit agreement ($85 million) as if they had occurred on December 31, 1996:

                                                                                        Pro Forma
                                                               Actual                   as adjusted
------------------------------------------------------------------------------------------------------
                                                                                       (unaudited)
                                                          (dollars in 000's, except per share data)
------------------------------------------------------------------------------------------------------
Liabilities:
    Obligation for Commonwealth Payment, current              $ 87,500                         -
======================================================================================================
    Obligation for Commonwealth Payment, noncurrent           $ 87,500                         -
    Long-term debt                                                   -                     85,000
Stockholders' equity:
    Common stock, $0.01 per share par value,
        300,000,000 shares authorized;
        42,300,022 shares issued and outstanding                     -                        423
    Capital in excess of par                                         -                    829,869
    Retained earnings                                          706,259                         -
    Net unrealized gain on investment securities                33,521                     33,521
------------------------------------------------------------------------------------------------------
 Total surplus                                                 739,780                         -
 Total stockholders' equity                                          -                    863,813
------------------------------------------------------------------------------------------------------
 Total capitalization                                         $827,280                    948,813
======================================================================================================


TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT


The Board of Directors
Trigon Healthcare, Inc.:

      We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries (formerly Blue Cross and Blue Shield of Virginia and subsidiaries) as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in surplus and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                         /s/ KPMG Peat Marwick LLP
                                         ---------------------------



Richmond, Virginia
February 7, 1997

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
MANAGEMENT REPORT


      The management of Trigon Healthcare, Inc. is responsible for the integrity and objectivity of the consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgment.

      The accounting systems and controls of the Company are designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that the Company's system of internal controls for the year ended December 31, 1996 was effective and adequate to accomplish the above described objectives.

      The Board of Directors appoints to the Audit Committee members who are neither officers nor employees of the Company. The committee meets periodically with management, the internal auditors and the independent auditors to review financial reports, internal accounting controls and the scope and results of audit efforts. Both the internal auditors and the independent auditors have full and free access to the Audit Committee, with and without management representation.



/s/ Norwood H. Davis, Jr.
-------------------------
Norwood H. Davis, Jr.
Chairman of the Board and
Chief Executive Officer



/s/ Thomas G. Snead, Jr.
------------------------
Thomas G. Snead, Jr.
Senior Vice President and
Chief Financial Officer


                                       41