Form 10-K, Exhibit 13
period 1997-12-31
TRIGON HEALTHCARE INC
filed 1998-03-31
CIK 1017747

Exhibit 13


                         QUARTERLY FINANCIAL INFORMATION
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

                                                                          Quarters ended
(In thousands, except per share data)             March 31            June 30       September 30      December 31
===========================================================================================================================
1997
Total revenues                                      $511,764          510,041           524,115          517,700
Operating income (1)                                   2,076            4,084             6,260            8,105
Income before income taxes                            44,498           23,155            42,747           34,270
Net income                                            29,233           15,342            27,966           22,512
Net income after Demutualization
   and IPO (2)                                        13,162           15,342            27,966           22,512
Earnings per share (2)
   Basic and diluted net income after
      Demutualization and IPO                           0.31             0.36              0.66             0.53
Pro forma earnings per share (3)
   Basic and diluted pro forma net income               0.68             0.36              0.66             0.53
   Basic pro forma net income, excluding
      realized gains and extraordinary
      items (4)                                         0.29             0.32              0.38             0.41
   Diluted pro forma net income, excluding
      realized gains and extraordinary
      items (4)                                         0.29             0.32              0.38             0.40

1996
Total revenues                                      $470,207          487,018           483,217          482,098
Operating income (1)                                   4,407            3,583             2,160            3,763
Income before gain on sale of
   subsidiary, income taxes and
   extraordinary items                                30,814           34,329            29,773           25,719
Income before extraordinary items                     25,389           28,391            87,887           54,847
Net income (loss)                                     23,150           24,042           (91,805)          50,307
Pro forma earnings per share (3)
   Basic and diluted pro forma income
      before extraordinary items                        0.45             0.51              0.44             1.33
   Basic and diluted pro forma net income
      (loss)                                            0.40             0.41             (3.81)            1.23
   Basic and diluted pro forma net income,
      excluding realized gains and
      extraordinary items (4)                           0.22             0.22              0.19             0.24

(1) Operating income is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

(2) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering
(IPO).

(3) Pro forma per share data gives effect to the Demutualization and IPO as if they had taken place on January 1, 1996. See note 1 to the consolidated financial statements for the pro forma assumptions used. In addition, the 1997 and 1996 pro forma per share data has been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

(4) Pro forma net income excluding realized gains and extraordinary items per share is calculated as pro forma net income per share excluding the pro forma after-tax amounts for net realized gains, extraordinary items and the gain on sale of a subsidiary in 1996.



                                  TRIGON 21 1997

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

Years Ended December 31,
(In thousands, except per share data
and operating statistics)                           1997          1996          1995         1994         1993
===========================================================================================================================
STATEMENT OF OPERATIONS DATA
Revenues
   Premium and fee revenues
      Commercial                                  $1,431,114    1,320,596    1,157,899    1,081,820    1,050,157
      Federal Employee Program                       377,722      356,741      329,243      303,250      279,058
      Amounts attributable
         to self-funded
         arrangements                              1,062,101    1,077,478      981,741      908,234      905,529
      Less: amounts attributable
         to claims under
         self-funded
         arrangements                               (961,588)    (988,353)    (897,954)    (827,869)    (815,488)
---------------------------------------------------------------------------------------------------------------------------
                                                   1,909,349    1,766,462    1,570,929    1,465,435    1,419,256
   Investment income                                  74,684       47,312       45,861       39,962       34,279
   Net realized gains                                 54,063       59,410       52,976       12,793       26,199
   Other revenues                                     25,524       49,356       55,176       45,467       30,555
---------------------------------------------------------------------------------------------------------------------------
      Total revenues                               2,063,620    1,922,540    1,724,942    1,563,657    1,510,289
---------------------------------------------------------------------------------------------------------------------------
Expenses
   Medical and other
     benefit costs
      Commercial                                   1,194,641    1,086,388      959,328      802,666      795,921
      Federal Employee Program                       359,915      339,143      312,222      283,645      262,295
---------------------------------------------------------------------------------------------------------------------------
                                                   1,554,556    1,425,531    1,271,550    1,086,311    1,058,216
   Selling, general and
      administrative expenses                        359,792      376,374      346,353      322,391      308,412
   Interest expense                                    4,602           --           --           --           --
   Copayment refund program                               --           --       47,073       36,432           --
---------------------------------------------------------------------------------------------------------------------------
      Total expenses                               1,918,950    1,801,905    1,664,976    1,445,134    1,366,628
---------------------------------------------------------------------------------------------------------------------------
Income before gain on sale of subsidiary, income taxes, cumulative effects of changes in accounting principles and extraordinary
   items                                             144,670      120,635       59,966      118,523      143,661
Gain on sale of subsidiary                                --       62,253           --           --           --
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes,
   cumulative effects of
   changes in accounting
   principles and
   extraordinary items                               144,670      182,888       59,966      118,523      143,661
Income tax expense (benefit)                          49,617      (13,626)       8,264       24,564       35,803
---------------------------------------------------------------------------------------------------------------------------
Income before cumulative effects
   of changes in accounting
   principles and extraordinary
   items                                              95,053      196,514       51,702       93,959      107,858
Cumulative effects of changes
   in accounting principles,
   net of income taxes                                    --           --           --           --        8,126
Extraordinary items, net of
   income taxes                                           --     (190,820)      (4,707)        (644)          --
---------------------------------------------------------------------------------------------------------------------------
Net income                                        $   95,053        5,694       46,995       93,315      115,984
===========================================================================================================================


                                  TRIGON 22 1997

Years Ended December 31,                            1997         1996         1995          1994          1993
===========================================================================================================================
Net income after Demutualization
   and IPO (1)                                     $  78,982             --           --           --           --

Earnings per share (1)
   Basic net income after
      Demutualization and IPO                            $      1.87       --          --           --           --
   Diluted net income
      after Demutualization
      and IPO                                            $      1.86       --          --           --           --

Pro forma earnings per share (2)
   Basic and diluted pro forma
      income before
      extraordinary items                                $      2.23     2.73         0.84          --           --
   Basic and diluted pro
      forma net income (loss)                             $      2.23      (1.77)      0.73          --           --
   Basic and diluted pro forma
      net income, excluding
      realized gains and
      extraordinary items (3)                             $      1.40      0.87        0.75          --           --

OPERATING STATISTICS
Medical loss ratio
   Commercial                                             83.5%        82.3%        82.9%        74.2%        75.8%
   Federal Employee Program                               95.3%        95.1%        94.8%        93.5%        94.0%

Selling, general and administrative
   expense ratio (4)                                      12.4%        13.4%        13.7%        13.8%        13.6%
Operating margin (5)                                       1.1%         0.8%         0.5%         7.0%         5.9%


December 31,                                        1997         1996         1995          1994          1993
===========================================================================================================================
BALANCE SHEET DATA
Cash and investments                              $1,370,868    1,213,902    1,119,652    1,001,571      940,914
Total assets                                       1,928,820    1,833,148    1,565,331    1,403,104    1,266,952
Obligation for Commonwealth
   Payment                                                --      175,000           --           --           --
Long-term debt                                        90,147        4,880        4,145           --           --
Total surplus                                             --      739,780      740,071      655,875      606,146
Total shareholders' equity                           958,737           --           --           --           --

(1) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering
(IPO).

(2) The pro forma per share data gives effect to the Demutualization and IPO as if they had taken place on January 1, 1995. See note 1 to the consolidated financial statements for the pro forma assumptions used. In addition, the 1996 and 1995 pro forma per share data has been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

(3) Pro forma net income excluding realized gains and extraordinary items per share is calculated as pro forma net income per share excluding the pro forma after-tax amounts for net realized gains, extraordinary items, the gain on sale of a subsidiary in 1996 and the costs incurred under the 1995 Copayment Program.

(4) The selling, general and administrative expense ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains.

(5) The operating margin ratio is calculated by dividing operating income by premium and fee revenues. Operating income is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

                                  TRIGON 23 1997

                   MANAGEMENT'S ANALYSIS OF OPERATING RESULTS
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

GENERAL
Substantially all of the revenues of Trigon Healthcare, Inc. and subsidiaries (collectively, Trigon or the Company) are generated from premiums and fees received for health care services provided to its members and from investment income. Trigon's expenses are primarily related to health care services provided which consist of payments to physicians, hospitals and other providers. A portion of medical costs expense for each period consists of an actuarial estimate of claims incurred but not reported to Trigon during the period. The Company's results of operations depend in large part on its ability to accurately predict and effectively manage health care costs.
   The Company offers a diversified mix of managed care products, including health maintenance organizations (HMO), preferred provider organizations (PPO), point-of-service (POS) and traditional indemnity products with access to the Company's participating provider network (PAR). The Company also provides a broad array of Medicare supplement plans as well as specialty products including pharmacy, dental, life, worker's compensation, preventive care, disability, behavioral health, COBRA and flexible benefits account administration.
   The Company participates in the Federal Employee Program (FEP), a national contract with the U.S. Office of Personnel Management (OPM), to provide benefits through its PPO network for approximately 207,000 federal employees and their dependents living in Virginia. FEP revenues represent the reimbursement by OPM of medical costs incurred including the actual cost of administering the program, as well as a performance-based share of the national program's overall profit.
   Within the Company's network product offerings, employer groups may choose various funding options ranging from at-risk to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or a portion of the underwriting risk.


ENROLLMENT
The following table sets forth the Company's enrollment data by network:

As of December 31,     1997         1996        1995
========================================================================
Commercial:
  HMO                  255,548     219,866     166,536
  PPO                  263,828     230,675     212,322
  PAR                  192,825     236,383     296,716
  Medicaid HMO          35,488      28,306       6,357
  Medicare Supplement  125,686     128,015     129,252
  Non-Virginia          64,143      49,251      19,857
------------------------------------------------------------------------
   Subtotal            937,518     892,496     831,040
Self-funded/ASO        679,667     700,482     705,459
Federal Employee
  Program              207,457     197,241     198,561
------------------------------------------------------------------------
Fully insured and self-
  funded enrollment  1,824,642   1,790,219   1,735,060
Processed for other
  Blue Cross and Blue
  Shield Plans (ASO)    15,728      70,330      64,558
------------------------------------------------------------------------
Total                1,840,370   1,860,549   1,799,618
========================================================================

PREMIUM AND PREMIUM EQUIVALENTS BY
NETWORK SYSTEM
The following table sets forth the Company's premium and premium equivalents by network (in thousands):

Years ended December 31, 1997        1996        1995
=============================================================================
Commercial:
  HMO               $  410,723     320,217     181,052
  PPO                  374,514     328,291     271,252
  PAR                  352,630     410,074     485,412
  Medicare
   Supplement          212,516     204,438     204,668
  Non-Virginia          80,731      57,576      15,515
-----------------------------------------------------------------------------
  Subtotal           1,431,114   1,320,596   1,157,899
Self-funded/ASO      1,062,101   1,077,478     981,741
Federal Employee
  Program              377,722     356,741     329,243
-----------------------------------------------------------------------------
Total               $2,870,937   2,754,815   2,468,883
=============================================================================



                                  TRIGON 24 1997

              MANAGEMENT'S ANALYSIS OF OPERATING RESULTS CONTINUED

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996
Premium and fee revenues increased 8.1% to $1,909.3 million in 1997 from $1,766.5 million in 1996. The increase is due to a combination of commercial rate increases and enrollment growth in the Company's HMO and PPO networks, offset by expected declines in PAR network enrollment. Commercial HMO revenues increased 28.3% to $410.7 million in 1997 from $320.2 million in 1996. The $90.5 million increase in commercial HMO revenues is a result of increased enrollment attributable to a shift in members from PAR and PPO networks into the HMO networks and from enrollment of new HMO members as well as an increase of 4.3% in the average revenue per member. Commercial PPO revenues grew to $374.5 million in 1997 from $328.3 million in 1996, an increase of 14.1%, driven by enrollment growth. Commercial PAR revenues declined to $352.6 million in 1997 from $410.1 million in 1996 primarily as a result of the transition of members to the more tightly managed HMO and PPO networks. The full year impact of the Mid-South acquisition increased premium and fee revenues $21.8 million, with Mid-South revenues increasing to $74.7 million in 1997 from $52.9 million for the period from February 29, 1996 (the date of the acquisition) through December 31, 1996. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 2.8% to $128.84 for 1997 from $125.33 for 1996. FEP revenues increased 5.9% to $377.7 million in 1997 from $356.7 million in 1996 primarily as a result of increased medical costs reimbursed by OPM and a 5.2% increase in enrollment. Net revenues from self-funded arrangements increased 12.8% to $100.5 million in 1997 from $89.1 million in 1996. The improvement is a result of higher administrative fees and favorable stop loss settlements.
   Total enrollment declined to 1,840,370 as of December 31, 1997 from 1,860,549 as of December 31, 1996. The 20,179 decline was the net result of an increase of 45,022 members in commercial business mainly from HMO and PPO network growth, FEP enrollment growth of 10,216 members offset by a decline of 75,417 self-funded/ASO members. Specifically, commercial enrollment increased 5.0% to 937,518 members as of December 31, 1997 from 892,496 members as of December 31, 1996. Enrollment in the HMO networks as of December 31, 1997 increased 17.3% over the prior year and accounts for 31.0% of the Company's commercial enrollment. Enrollment in the PPO networks increased 14.4% over the prior year and accounts for 28.1% of the Company's commercial enrollment. The increases in the HMO and PPO networks were offset by an expected decline of 18.4% for the Company's PAR network as members migrate into more tightly managed networks and partially as a result of ceding all student business with approximately 7,900 members. The PAR network enrollment represents 20.6% of the Company's total commercial enrollment. FEP enrollment increased 5.2% to 207,457 as of December 31, 1997 from 197,241 as of December 31, 1996. The commercial and FEP enrollment increases were offset by a 75,417 member decrease for self-funded/ASO business. The decline in self-funded/ASO enrollment reflects the Company's shift away from no risk, low margin ASO business and the migration of approximately 55,000 national account members from the Company's systems to a new interplan system where the Company continues to process claims for other Blue Cross and Blue Shield Plans (ASO).
   Investment income increased 57.9% to $74.7 million in 1997 from $47.3 million in 1996. Net realized gains decreased 9.0% to $54.1 million in 1997 from $59.4 million in 1996. The increase in investment income reflects the continued increase in the overall size of the investment portfolio over the past year and the Company's strategy to shift a larger portion of the investment portfolio to fixed income securities. This portfolio shift is also the primary factor for the net realized gains activity in 1997.
   Other revenues decreased by 48.3% to $25.5 million in 1997 from $49.4 million in 1996. The decrease is primarily a result of the sale of the Company's electronic communication services subsidiary, Health Communication Services, Inc. (HCS), on December 31, 1996. During 1996, HCS contributed $21.5 million in other revenues.



                                  TRIGON 25 1997

              MANAGEMENT'S ANALYSIS OF OPERATING RESULTS CONTINUED

   Medical costs increased 9.1% to $1,554.6 million in 1997 from $1,425.5 million in 1996. The $129.0 million increase is primarily the result of overall commercial enrollment growth, an increase in FEP medical costs reimbursed by OPM, higher than normal utilization in the Medicare supplement products during the first half of the year, higher than expected utilization and cost per member in one of the Company's HMO plans and the full year impact of the Mid-South acquisition. The medical cost per member per month for the Company's commercial business increased 4.3% to $107.55 in 1997 from $103.10 in 1996. Combined with a 2.8% increase in commercial premium revenues per member per month, the loss ratio on commercial business increased to 83.5% in 1997 from 82.3% in 1996. The increase can be attributed partly to issues at one of the Company's HMO plans where, during 1997, the Company implemented extensive cost containment actions, pricing initiatives and processing controls, as well as a change in management, all aimed at bringing the plan's results to acceptable levels. The Company also experienced higher than expected Medicare supplement product medical costs in the first half of the year. The increase was caused by a greater number of high-dollar claims and higher medical costs driven by physician outpatient claims and pharmacy utilization. Management is encouraged by the loss ratio improvement exhibited in the second half of 1997. The commercial loss ratio averaged 84.1% for the first half of 1997 as compared to 82.9% for the last half of the year. The improvement reflected improved medical cost levels for the Company's Medicare supplement products, the impact of actions mentioned above regarding one of the Company's HMO plans and the overall impact of cost containment initiatives on the network-based PAR, PPO and HMO businesses. The Company expects the cost containment initiatives to continue to have a positive impact on the commercial loss ratio in 1998.


   Selling, general and administrative expenses (SG&A) declined by 4.4% to $359.8 million in 1997 from $376.4 million in 1996. The SG&A ratio was 12.4% in 1997 as compared to 13.4% in 1996. The decrease is a result of the sale of HCS on December 31, 1996 which contributed $21.3 million in SG&A expenses in 1996, along with the impact of Company-wide streamlining and cost containment activities, including a 10.5% reduction in headcount.
In addition, the Company eliminated the postretirement medical benefit program for a substantial portion of its employees in the fourth quarter of 1997. The elimination of this benefit resulted in a one-time curtailment gain of nearly $4.0 million which was recorded as a reduction to SG&A expenses. The Company expects that this change will reduce the Company's future annual expenses by approximately $2.0 million. The decrease in expenses was partially offset by the full year impact of the Mid-South acquisition, $5.4 million in incremental costs related to modifying computer software for the year 2000 and other employee benefit-related accruals.
   Interest expense in 1997 was $4.6 million. There was no interest expense in 1996. Interest expense for 1997 is the result of the $85 million outstanding on the revolving credit agreement to fund a portion of the payment made to the Commonwealth of Virginia in February 1997 (Commonwealth Payment) in accordance with a Plan of Demutualization (Demutualization) and the Initial Public Offering
(IPO).
   Income before income taxes and extraordinary items decreased 20.9% to $144.7 million in 1997 from $182.9 million in 1996. The decrease is primarily attributable to the sale of HCS resulting in a pretax gain of $62.3 million in 1996. The decrease also reflects a $5.3 million decline in net realized gains and interest expense of $4.6 million, offset by a $27.4 million increase in investment income and a $6.6 million improvement in operating income (defined as income before income taxes and extraordinary items excluding investment income, net realized gains, gain on sale of subsidiary and interest expense).


                                  TRIGON 26 1997

              MANAGEMENT'S ANALYSIS OF OPERATING RESULTS CONTINUED

   The Company's effective tax rate was 34.3% in 1997 compared to an effective tax rate benefit of 7.5% in 1996. The effective tax rate benefit for 1996 is primarily due to a reduction in the valuation allowance on deferred tax assets caused by the realization of alternative minimum tax credits during 1996 and the elimination as of September 30, 1996 of the remaining $63.9 million valuation allowance. Excluding the effects of the elimination of the valuation allowance, the effective tax rate in 1996 was 27.5% due to the realization of alternative minimum tax credits during the year.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO
YEAR ENDED DECEMBER 31, 1995
Premium and fee revenues increased 12.4% to $1,766.5 million in 1996 from $1,570.9 million in 1995 primarily due to the growth in the Company's HMO and PPO networks, which was partially offset by declines in PAR network enrollment, and as a result of the Mid-South acquisition in February 1996. Commercial HMO revenues grew 76.9% to $320.2 million in 1996 from $181.1 million in 1995. The $139.1 million increase in commercial HMO revenues is attributable to a shift in members from PAR and PPO networks into the HMO networks and from enrollment of new HMO members, the conversion of 38,540 members from self-funded products to commercial products and a 3.9% increase in the average revenue per member. In addition, the Priority, Inc. HMO acquisition in May 1995 accounted for approximately $28.0 million of the increased HMO revenues. Commercial PPO revenues grew 21.0% to $328.3 million in 1996 from $271.3 million in 1995. Commercial PAR revenues declined to $410.1 million in 1996 from $485.4 million in 1995 as a result of groups transitioning into more tightly managed networks. Commercial revenues for 1996 also include $52.9 million of revenues from Mid-South, which was acquired on February 29, 1996. Total commercial premium per member per month increased 1.5% to $125.33 in 1996 from $123.48 in 1995. FEP revenues increased 8.4% to $356.7 million in 1996 from $329.2 million in 1995 as a result of increased medical costs reimbursed by OPM.
   Total enrollment increased 3.4% to 1,860,549 as of December 31, 1996 from 1,799,618 as of December 31, 1995. Commercial enrollment increased 7.4% to 892,496 members as of December 31, 1996 from 831,040 members as of December 31, 1995. The increase in commercial enrollment is a result of growth in the HMO networks of 75,279 members, the Mid-South acquisition which added 49,251 members and continued growth in the PPO network of 18,353 members, offset by a decrease of 80,190 members in the PAR network and out of state student and individual products due to declining enrollment.
   Investment income increased 3.2% to $47.3 million in 1996 from $45.9 million in 1995. Net realized gains increased 12.1% to $59.4 million in 1996 from $53.0 million in 1995. The increase in investment income is attributable to the increased size of the investment portfolio. The increase in net realized gains is due primarily to the sale of investment securities to fund the Mid-South acquisition as well as the sale of investment securities in an effort to shorten bond maturity levels.
   Other revenues decreased by 10.5% to $49.4 million in 1996 from $55.2 million in 1995. Increased revenues generated from health management services were offset by declining revenues from third party administration of health care claims. Prior year results also include nonrecurring gains of $5.4 million related to the sale of joint venture interests and other assets to unrelated parties. The Company sold its electronic communication services subsidiary, HCS, on December 31, 1996 and recognized an after tax gain of approximately $40 million as a result of this sale. In 1996, HCS contributed $21.5 million in other revenues.
   Medical costs increased 12.1% to $1,425.5 million in 1996 from $1,271.6 million in 1995. This increase is primarily the result of enrollment growth in the HMO's and the Priority and Mid-South acquisitions. The Company's medical loss ratio on commercial business improved to 82.3% in 1996 from 82.9% in 1995. The medical cost per member per month for the Company's commercial business increased 0.8% to $103.10 in 1996 from $102.31 in 1995.



                                  TRIGON 27 1997

              MANAGEMENT'S ANALYSIS OF OPERATING RESULTS CONTINUED

   Selling, general and administrative expenses increased 8.7% to $376.4 million in 1996 from $346.4 million in 1995. The SG&A expense ratio was 13.4% in 1996 as compared to 13.7% in 1995. The Company incurred $14.4 million of additional costs related to increased HMO enrollment including the impact of the Priority acquisition in 1995. The acquisitions of Mid-South in 1996 and Healthy Homecomings, Inc. and Healthcare Ventures Associates in 1995 resulted in a $16.9 million increase in 1996. The Company continued to invest in managed care infrastructure and technology, increasing SG&A $8.5 million, for improved medical cost data analysis, internally developed managed mental health capabilities, expansion of appropriateness review, costs associated with obtaining NCQA accreditation and upgrading systems software for the century date change. In 1996, the Company incurred one-time charges of $6.1 million for severance costs, signing bonuses, relocation and employment agreement adjustments.
   Income before gain on sale of subsidiary, income taxes and extraordinary items, excluding the effect of the Copayment Program in 1995, increased by 12.7% to $120.6 million in 1996 from $107.0 million in 1995. The increase is a result of the effects of the improved medical loss ratio and increased investment income and net realized gains, partially offset by the decline in other revenues.
   The Company's effective tax rate for 1996 was a tax benefit of 7.5%. This rate differs from the 35% statutory federal rate primarily due to a reduction in the valuation allowance on deferred tax assets caused by the realization of alternative minimum tax credits during 1996 and the elimination of the remaining $63.9 million valuation allowance because the Demutualization and IPO made it more likely than not that the tax credits would be realized. Excluding the effects of the elimination of the valuation allowance, the effective tax rate would have been 27.5% for 1996. These items are not recurring and the Company believes that in the future its effective tax rate reflected in its consolidated financial statements should approximate the 35% federal statutory rate.



   In 1996, the Company reflected the $175 million obligation to the Commonwealth of Virginia as required by the Plan of Demutuali-zation as an extraordinary charge in the consolidated financial statements. The other extraordinary items represent administrative costs associated with the Demutualization.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary sources of cash are premiums and fees received and investment income. The primary uses of cash include health care benefit expenses and capitation payments, brokers' and agents' commissions, administrative expenses, income taxes and repayment of long-term debt. Trigon generally receives premium revenues in advance of anticipated claims for related health care services.
   The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. Trigon fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates as well as market and economic conditions. Accordingly, the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of reducing risk and maximizing overall return. The fixed income portfolio includes government and corporate securities, both domestic and international, with an average quality rating of A as of December 31, 1997. The portfolio had an average contractual maturity of 8.9 years as of December 31, 1997. A portion of the fixed income portfolio is designated as a short-term fixed income portfolio and is intended to cover near term cash flow needs and to serve as a buffer for unanticipated business needs. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international equity portfolio is diversified by industry, country and currency-related exposure. The Company enters into foreign currency forward contracts and foreign currency options to manage its exposure to fluctuations in foreign currency exchange rates on its international debt and equity investments. The Company also enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. As of December 31, 1997, the equity portfolio was

                                  TRIGON 28 1997

              MANAGEMENT'S ANALYSIS OF OPERATING RESULTS CONTINUED

10.5% of the total portfolio, down from 27.8% as of December 31, 1996, with the majority of the shift occurring prior to March 31, 1997. The Company currently plans to maintain the equity portfolio at levels generally no greater than 15%. As a result of this shift, the Company experienced lower realized gains in 1997 and expects generally lower realized gains and a more consistent contribution to income from the investment portfolio in the future.
   Cash provided (used) by operating activities for the years ended December 31, 1997 and 1996 was $(117.0) million and $21.8 million, respectively. The significant decrease in cash provided by operations in 1997 is primarily due to the $175 million Commonwealth Payment made in the first quarter of 1997. This decrease in cash provided by operating activities is offset by increased cash provided by financing activities.
   Cash used by investing activities increased to $116.3 million for the year ended December 31, 1997 from $10.1 million for 1996. This increase is primarily due to investment purchases made with cash flows from net proceeds from the IPO in February 1997.
   Cash provided (used) by financing activities increased to $208.9 million in 1997 from $(9.5) million in 1996 primarily due to the IPO and borrowing under a credit agreement.
   Effective February 5, 1997, the Company
completed its conversion from a mutual insurance company to a stock insurance company in accordance with a Plan of Demutualization. In accordance with the Demutualization, Blue Cross and Blue Shield of Virginia (Virginia BCBS) changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly owned subsidiary of Trigon Healthcare, Inc., a holding company. The membership interests of Virginia BCBS's eligible members were converted into Class A common stock of Trigon Healthcare, Inc., or, in certain circumstances, cash. The Plan of Demutualization also required the Company to complete an IPO of stock simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued 17.8 million shares of Class A common stock at $13 per share in the IPO generating net proceeds of $215.2 million. In connection with the Demutualization, the Company was required to make the $175 million Commonwealth Payment. The Company used approximately $90 million of the net proceeds and $85 million in borrowings under a revolving credit agreement to fund this payment. The Company also used approximately $91.1 million of the offering proceeds to pay certain eligible members cash in lieu of shares of common stock that would otherwise be issued to such eligible members pursuant to the Demutualization.
   In connection with the Demutualization and IPO, the Company entered into a $300 million five-year revolving credit agreement with a syndicate of banks. The credit agreement calls for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The credit agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments. As of December 31, 1997, $85 million had been borrowed and remained outstanding under this credit agreement, the proceeds of which were used to make a portion of the Commonwealth Payment at the time of the Demutualization and IPO.
   The Company believes that cash flow generated by operations and its cash and investment balances will be sufficient to fund continuing operations, capital expenditures and debt repayment costs for the foreseeable future. The nature of the Company's operations is such that cash receipts are principally premium revenues typically received up to three months prior to the expected cash payment for related health care services. The Company's operations are not capital intensive, and there are currently no commitments for major capital expenditures to support existing business.
   The Company has developed and is currently executing a comprehensive plan to prepare the computer systems and application software for the year 2000. Project completion for the Company's systems and software is scheduled for the end of 1998, allowing adequate time for testing. The Company is using both external and internal resources for the project. The incremental costs for the project were $6.8 million through December 31, 1997 and are expected to approximate $20.0 million through 1999. The costs will be expensed as incurred and will be funded through operating cash flows.






                                  TRIGON 29 1997

              MANAGEMENT'S ANALYSIS OF OPERATING RESULTS CONTINUED

   In addition, the Company is actively working with hospitals, providers and others depended upon for electronic commerce in an effort to ensure they are assessing and correcting any issues relating to the year 2000 which could impact their ability to conduct business with the Company. Lack of appropriate action on the part of these third parties could impact the Company's ability to serve its customers. The Company will continue to monitor the progress of these entities.

NEW ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, becomes effective for fiscal years beginning after December 15, 1997, and establishes standards for the reporting and display of comprehensive income. Comprehensive income includes all changes in equity resulting from transactions and economic events from nonowner sources. The standard does not require a specific format for the financial statement but does require equal prominence with other financial statements and reclassification of prior year comparative financial statements.
   SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, becomes effective for fiscal years beginning after December 15, 1997. This standard supersedes the current SFAS No. 14 and establishes new disclosure requirements about products and services, geographic areas and major customers on an annual and quarterly basis. The standard requires companies to disclose qualitative and quantitative segment data on the basis that is used by management for evaluating segment performance and deciding how to allocate resources.

FORWARD-LOOKING STATEMENTS
Certain statements in this discussion contain forward-looking statements with respect to the financial condition, results of operations and business of the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to inherent risks and uncertainties, many of which are beyond the control of the Company, that may cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, rising health care costs, business conditions and competition in the managed care industry, development in health care reform and other regulatory issues.

                 MARKET PRICES OF COMMON STOCK AND DIVIDEND DATA
The Class A common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol TGH. The reported high and low closing prices by quarter from January 31, 1997, the first trading day after the Demutualization and IPO, to December 31, 1997 were as follows:

1997                               High          Low
=======================================================================

=======================================================================
First quarter                          $19 1/2      16
Second quarter                          24 1/4      17 3/4
Third quarter                           25 5/16     21
Fourth quarter                          26 13/16    23 1/8
=======================================================================

The Company has never paid any dividends on its common stock and anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, the revolving credit agreement restrictions on dividends and such other factors as the Company's Board of Directors deems relevant.
   To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to shareholders would be dividends received by the Company from its subsidiaries. The Company is a holding company and insurance laws and regulations restrict the payment of dividends by health care insurance companies, such as Trigon Insurance Company, in a holding company structure.
   As of February 18, 1998, there were 105,841 shareholders of record of the Company's Class A common stock.

                                  TRIGON 30 1997

                           CONSOLIDATED BALANCE SHEETS
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

December 31, 1997 and 1996
(In thousands, except per share data)                                                     1997           1996
===================================================================================================================
ASSETS
Current assets
   Cash                                                                                 $    7,010        31,482
   Investment securities, at estimated fair value (note 3)                               1,363,858     1,182,420
   Premiums and other receivables (note 4)                                                 360,941       390,997
   Deferred income taxes (note 10)                                                              --        16,572
   Other                                                                                     7,607        10,035
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                     1,739,416     1,631,506
-------------------------------------------------------------------------------------------------------------------
Property and equipment, net (note 5)                                                        43,912        49,545
Deferred income taxes (note 10)                                                             45,185        48,170
Goodwill and other intangibles, net (note 18)                                               68,354        76,043
Restricted investments, at estimated fair value (note 3)                                    10,139        11,019
Other assets                                                                                21,814        16,865
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                            $1,928,820     1,833,148
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Medical and other benefits payable (note 6)                                          $  412,710       417,797
   Unearned premiums                                                                        93,157        91,164
   Accounts payable and accrued expenses                                                    57,736        84,470
   Deferred income taxes (note 10)                                                           4,298            --
   Other liabilities (note 8)                                                              179,918       198,893
   Obligation for Commonwealth Payment (note 1)                                                 --        87,500
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  747,819       879,824
-------------------------------------------------------------------------------------------------------------------
Obligation for Commonwealth Payment, noncurrent (note 1)                                        --        87,500
Obligations for employee benefits, noncurrent (note 12)                                     59,467        57,679
Medical and other benefits payable, noncurrent (note 6)                                     66,541        59,246
Long-term debt (note 11)                                                                    90,147         4,880
Minority interest in subsidiary                                                              6,109         4,239
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          970,083     1,093,368
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity
   Common stock, $0.01 par; 42,300 shares issued and
      outstanding (notes 1 and 13)                                                             423            --
   Capital in excess of par (note 1)                                                       842,035            --
   Retained earnings (note 1)                                                               78,982       706,259
   Net unrealized gain on investment securities, net of deferred
      income taxes of $20,083 and $18,032 (note 3)                                          37,297        33,521
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                 958,737       739,780
Commitments and contingencies (notes 7 and 21)
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                              $1,928,820     1,833,148
===================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                  TRIGON 31 1997

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

Years ended December 31, 1997, 1996 and 1995
(In thousands, except per share data)                                      1997           1996            1995
===========================================================================================================================
REVENUES
   Premium and fee revenues
      Commercial                                                         $1,431,114      1,320,596     1,157,899
      Federal Employee Program                                              377,722        356,741       329,243
      Amounts attributable to self-funded arrangements                    1,062,101      1,077,478       981,741
      Less: amounts attributable to claims under
         self-funded arrangements                                          (961,588)      (988,353)     (897,954)
---------------------------------------------------------------------------------------------------------------------------
                                                                          1,909,349      1,766,462     1,570,929
   Investment income (note 3)                                                74,684         47,312        45,861
   Net realized gains (note 3)                                               54,063         59,410        52,976
   Other revenues (note 9)                                                   25,524         49,356        55,176
---------------------------------------------------------------------------------------------------------------------------
Total revenues                                                            2,063,620      1,922,540     1,724,942
===========================================================================================================================
EXPENSES
   Medical and other benefit costs (note 6)
      Commercial                                                          1,194,641      1,086,388       959,328
      Federal Employee Program                                              359,915        339,143       312,222
---------------------------------------------------------------------------------------------------------------------------
                                                                          1,554,556      1,425,531     1,271,550
   Selling, general and administrative expenses
      (notes 2 and 12)                                                      359,792        376,374       346,353
   Interest expense (note 11)                                                 4,602             --            --
   Copayment refund program (note 19)                                            --             --        47,073
---------------------------------------------------------------------------------------------------------------------------
Total expenses                                                            1,918,950      1,801,905     1,664,976
---------------------------------------------------------------------------------------------------------------------------
Income before gain on sale of subsidiary, income taxes
   and extraordinary items                                                  144,670        120,635        59,966
Gain on sale of subsidiary (note 18)                                             --         62,253            --
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary items                          144,670        182,888        59,966
   Income tax expense (benefit) (note 10)                                    49,617        (13,626)        8,264
---------------------------------------------------------------------------------------------------------------------------
Income before extraordinary items                                            95,053        196,514        51,702
Extraordinary items - demutualization costs and
   Commonwealth Payment, net of income taxes of
   $833 and $2,535 (note 1)                                                      --       (190,820)       (4,707)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                               $   95,053          5,694        46,995
===========================================================================================================================
Net income after Demutualization and IPO (notes 1 and 14)                $   78,982
===========================================================================================================================
Earnings per share (notes 1 and 14)
   Basic net income after Demutualization and IPO                             $1.87
===========================================================================================================================
   Diluted net income after Demutualization and IPO                           $1.86
===========================================================================================================================
Proforma earnings per share (notes 1 and 14) Basic and diluted
   pro forma income before extraordinary items                                $2.23           2.73          0.84
===========================================================================================================================
   Basic and diluted pro forma net income (loss)                              $2.23          (1.77)         0.73
===========================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                  TRIGON 32 1997

                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN SHAREHOLDERS' EQUITY
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

                                                                                          Unrealized
                                                                 Capital                gains (losses)    Total
Years ended December 31, 1997, 1996 and 1995         Common     in excess    Retained   on investment  shareholders'
(In thousands)                                        stock      of par      earnings   securities, net  equity
===========================================================================================================================
BALANCE AT JANUARY 1, 1995                                $--          --      653,570        2,305      655,875
Net income                                                --           --       46,995           --       46,995
Change in unrealized gains (losses) on
   investment securities, net (note 3)                    --           --           --       37,201       37,201
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                              --           --      700,565       39,506      740,071
Net income                                                --           --        5,694           --        5,694
Change in unrealized gains (losses) on
   investment securities, net (note 3)                    --           --           --       (5,985)      (5,985)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                              --           --      706,259       33,521      739,780
Net income before Demutualization                         --           --       16,071           --       16,071
Issuance of 24,475 shares to eligible
   policyholders in the Demutualization
   and cash payments to eligible policyholders
   in lieu of shares of common stock                     245      630,941     (722,330)          --      (91,144)
Issuance of 17,825 shares in the
   Initial Public Offering, net of expenses              178      215,027           --           --      215,205
Other, principally Trigon shares purchased by
   consolidated grantor trusts                            --       (3,933)          --           --       (3,933)
Net income after Demutualization                          --           --       78,982           --       78,982
Change in unrealized gains (losses) on
   investment securities, net (note 3)                    --           --           --        3,776        3,776
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                            $423      842,035       78,982       37,297      958,737
===========================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                  TRIGON 33 1997

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

Years ended December 31, 1997, 1996 and 1995
(In thousands)                                                             1997            1996          1995
===========================================================================================================================
Net cash provided (used) by operating activities
   (note 17)                                                            $  (116,982)        21,819       29,973
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Proceeds from sale of property and equipment
      and other assets                                                          790             45            25
   Capital expenditures                                                      (8,226)       (14,147)      (13,293)
   Investment securities purchased                                       (4,784,150)    (2,759,974)   (2,694,188)
   Proceeds from investment securities sold                               3,897,611      2,585,033     1,531,862
   Maturities of fixed income securities                                    777,626        186,420     1,178,232
   Cash paid for purchase of subsidiaries,
      net of cash acquired                                                       --        (84,497)      (26,762)
   Proceeds from sale of subsidiary                                              --         76,979             --
   Cash paid for other investments                                               --             --        (7,500)
---------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                      (116,349)       (10,141)      (31,624)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Proceeds from long-term debt                                              85,439            735         4,145
   Payments on long-term debt                                                  (172)            --            --
   Payments to members in lieu of common stock
      pursuant to Plan of Demutualization                                   (91,144)            --            --
   Net proceeds from issuance of common stock                               215,205             --            --
   Other, principally purchase of Trigon common stock
      by consolidated grantor trusts                                         (3,933)            --            --
   Change in outstanding checks in excess of bank balance                     3,464        (10,194)       15,667
---------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                            208,859         (9,459)       19,812
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                             (24,472)         2,219        18,161
Cash - beginning of year                                                     31,482         29,263        11,102
---------------------------------------------------------------------------------------------------------------------------
Cash - end of year                                                      $     7,010         31,482        29,263
===========================================================================================================================

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

                                  TRIGON 34 1997

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

December 31, 1997 and 1996

ORGANIZATION
Trigon Healthcare, Inc. is a stock holding company formed in 1996 as a wholly owned subsidiary of Blue Cross and Blue Shield of Virginia (dba Trigon Blue Cross Blue Shield) (Virginia BCBS) for the purpose of becoming the parent company of Virginia BCBS under a Plan of Demutualization (Demutualization). In accordance with the Demutualization, effective February 5, 1997, Virginia BCBS completed its conversion from a mutual insurance company to a stock insurance company, changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc. (Trigon Healthcare, Inc. and subsidiaries herein collectively referred to as the Company) (note 1).
   Trigon Healthcare, Inc. owns 100% of Trigon Insurance Company, HealthKeepers, Inc., Physicians Health Plan, Inc., Mid-South Insurance Company, Trigon Health and Life Insurance Company (formerly Monticello Life Insurance Company), Healthcare Support Corporation, Trigon Services, Inc., Consolidated Holdings Corporation, Trigon Administrators, Inc., Health Management Corporation, Monticello Service Agency, Inc., and Trigon Health Ventures, Inc. Additionally, Trigon Healthcare, Inc. owns 80% of Priority, Inc. and 51% of Peninsula Health Care, Inc. Through its subsidiary, Trigon Insurance Company, and other health maintenance organization (HMO) subsidiaries, the Company is the largest managed health care company in Virginia, providing approximately 1.8 million customers with a comprehensive spectrum of managed care products and services provided primarily through three provider network systems. Trigon Insurance Company also processes claims for Medicare and participates in a national contract with the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP). The various subsidiaries provide complementary products and services to customers and non-customers of Trigon Insurance Company including third-party administration for medical and workers' compensation, life and disability insurance, health promotion and other products.



   The significant accounting policies and practices followed by the Company are as follows:

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The Company follows Statement of Financial Accounting Standards (SFAS) No. 60, Accounting and Reporting by Insurance Enterprises, as it relates to its insurance business and Statement of Position 89-5, Financial Accounting and Reporting by Providers of Prepaid Healthcare Services, as it relates to its HMO business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
   The consolidated financial statements include the accounts of Trigon Healthcare, Inc. and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in other companies in which less than a majority interest is held and where the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method.

RISKS AND UNCERTAINTIES
The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical loss ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.



                                  TRIGON 35 1997

              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

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

INVESTMENT SECURITIES
Investment securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investment securities are considered available for sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment securities, net of deferred income taxes, is included as a separate component of shareholders' equity. A decline in the fair value of any investment security below cost, that is deemed other than temporary, is recorded as a realized loss resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.
   Certain of the Company's investment securities are denominated in foreign currencies. The Company utilizes forward currency contracts and foreign currency options to hedge exposure to fluctuations in foreign currency exchange rates. The forward contracts and options are reflected as investment securities on the consolidated balance sheets at fair value. Unrealized gains and losses on these contracts are recorded as a separate component of shareholders' equity along with the unrealized gains and losses on the securities being hedged. When the securities hedged by these contracts are sold, realized gains or losses on these contracts are reflected in the consolidated statements of operations as net realized gains.


   The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures is limited to that of the market value of the underlying portfolios. Should this limitation be exceeded, futures contracts are immediately terminated in order to comply with this restriction. Initial margins in the form of securities are maintained with the counterparties for these transactions. Changes in fair value of financial futures, determined on a daily basis, are recorded as realized gains or losses in the consolidated statements of operations. Terminations of contracts are accounted for in a similar manner.

SOFTWARE DEVELOPMENT COSTS
The Company expenses as incurred substantially all costs associated with the development of computer software for internal use, other than the initial purchase price of software packages.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 40 to 50 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Any gain or loss realized upon retirement or disposal is reflected in selling, general and administrative expenses.

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


                                  TRIGON 36 1997

              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

   Amortization was $7,689,000, $4,633,000 and $1,399,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Accumulated amortization as of December 31, 1997 and 1996 was $13,721,000 and $6,032,000, respectively.

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

REVENUES
All of the Company's individual and certain of the Company's group contracts provide for the individual or the group to be fully insured. Premiums for these contracts are billed in advance of the respective coverage periods and are initially recorded as premiums receivable and as unearned income. Unearned premiums are recognized as earned in the period of coverage.
   Certain other groups have contracts that provide for the group to be at risk for all or a portion of their claims experience. Most of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability or the group's liability on any one participant is capped for the year. The Company charges self-funded groups an administrative fee which is based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any stop-loss premiums. In addition, accounts for certain self-funded groups are charged or credited with interest expense or income as provided by the groups' contracts.

AGENCY CONTRACTS
As fiscal intermediary and administrative agent for Medicare and other plans, the Company allocates operating expenses to these lines of business to determine reimbursement due for services rendered in accordance with the contracts in force. Claims processed under these arrangements are not included in the accompanying consolidated statements of operations and the reimbursement of allocated operating expenses is recorded as a reduction of the Company's selling, general and administrative expenses.

POSTRETIREMENT/POSTEMPLOYMENT BENEFITS
Pension costs are accrued in accordance with SFAS No. 87, Employers' Accounting for Pensions, and are funded based on the minimum contribution requirements of the Employee Retirement Income Security Act of 1974. The actuarial cost method used is the projected unit credit method.
   The Company provides certain health and life insurance benefits to retired employees. These benefits are accrued in accordance with SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.
   The Company also provides certain
disability related postemployment benefits. These benefits are accrued in accordance with SFAS No. 112, Employers' Accounting for Postemployment Benefits. The Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

                                  TRIGON 37 1997

              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

STOCK-BASED COMPENSATION
The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for the stock options granted and employee stock purchases. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock Based Compensation.

INCOME TAXES
Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE
Effective December 31, 1997, the Company adopted SFAS No. 128, Earnings per Share. This statement replaces primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all stock options and other stock-based awards, as well as convertible securities, were exercised and converted into common stock. All net income per share amounts for all periods have been presented and, where appropriate, restated to conform to SFAS No. 128 requirements.

RECLASSIFICATIONS
Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.


                                  TRIGON 38 1997

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

December 31, 1997 and 1996

Consistent with the financial statement presentation, the following notes include information related to the consolidated balance sheets as of December 31, 1997 and 1996 and information related to the consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1997.

NOTE 1. DEMUTUALIZATION AND IPO AND PRO FORMA FINANCIAL INFORMATION
Effective February 5, 1997, Virginia BCBS (dba Trigon Blue Cross Blue Shield) completed its conversion from a mutual insurance company to a stock insurance company in accordance with a Plan of Demutualization (Demutualization). In accordance with the Demutualization, Virginia BCBS changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc. The membership interests of Virginia BCBS's eligible members were converted into Class A common stock of Trigon Healthcare, Inc., or, in certain circumstances, cash. The Demutualization also required the Company to complete an Initial Public Offering (IPO) of stock simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued
17.8 million shares of Class A common stock at $13 per share in the IPO, generating net proceeds of $215.2 million. In connection with the Demutualization, the Company was required to make a payment of $175 million to the Commonwealth of Virginia (Commonwealth Payment) in February 1997. The Commonwealth Payment was accrued and reflected as an extraordinary charge in the consolidated financial statements for 1996. The Company used approximately $90 million of the net proceeds and $85 million in borrowings under a revolving credit agreement to fund this payment (note 11). The Company also used approximately $91.1 million of the offering proceeds to pay certain eligible members cash in lieu of shares of common stock that would otherwise be issued to such eligible members pursuant to the Demutualization. The statements of changes in shareholders' equity and the statements of cash flows reflect the consolidated capitalization effects of the Demutualization and IPO for 1997.


The following pro forma information for the years ended December 31, 1997, 1996 and 1995 gives effect to the Demutualization and IPO as if they had occurred on January 1, 1995, consistent with the Company's pro forma presentation in its Form S-1 filed on January 29, 1997 in connection with its IPO (in thousands):

                          1997         1996        1995
=====================================================================
As reported
  Income before income
   taxes and
   extraordinary items $144,670     182,888      59,966
  Income tax expense
   (benefit)             49,617     (13,626)      8,264
Pro forma adjustments
  Pro forma interest
   expense                  634       4,943       4,943
  Pro forma income
   tax expense (benefit)   (217)     75,907      10,994
---------------------------------------------------------------------
Pro forma income before
  extraordinary items    94,636     115,664      35,765
  Extraordinary items,
   net of income tax,
   as reported               --    (190,820)     (4,707)
---------------------------------------------------------------------
Pro forma net income
  (loss)               $ 94,636     (75,156)     31,058
=====================================================================

The pro forma information assumes:
o interest expense at 5.675% per annum for the year ended December 31, 1997 and 5.815% per annum for the years ended December 31, 1996 and 1995 on borrowings used to fund a portion of the Commonwealth Payment. The interest rate used for 1996 and 1995 reflects the weighted average rate in effect for the period the borrowings were outstanding during 1997. The pro forma interest expense reflected for the year ended December 31, 1997 represents interest expense for the period prior to the actual borrowing of funds used to make a portion of the Commonwealth Payment. Actual interest expense for the period subsequent to the borrowings is included in income before income taxes and extraordinary items. Actual interest rates can vary on the current borrowing. A 1/8 percent change in the interest rate of the current outstanding borrowings would have changed interest expense by approximately $106,000 per annum.



                                  TRIGON 39 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

o adjustment of the effective income tax rate for 1996 and 1995 to the 35 percent statutory federal rate in conformity with the Company's pro forma presentation in its Form S-1 filing.
o the actual effective income tax rate of 34.3% for 1997. The pro forma income tax benefit for the year ended December 31, 1997 represents the income tax benefit associated with the pro forma interest expense adjustment.

The pro forma financial information above is used to present comparative earnings per share amounts for the years ended December 31, 1997, 1996 and 1995 on the consolidated statements of operations (note 14). Net income and net income per share after Demutualization and IPO on the consolidated statements of operations reflect net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and IPO. NOTE 2. AGENCY CONTRACTS The Company acts as an administrative agent for processing claims for certain agencies and other plans. Claims processed for others and the related reimbursed operating expenses, which are subject to their audit, were as follows for the years ended December 31, 1997, 1996 and 1995 (in thousands):

                       1997         1996       1995
===================================================================
Claims processed for
   Medicare         $3,257,532   2,873,526   2,654,580
   Other plans         106,486      55,480      37,046
-------------------------------------------------------------------
                    $3,364,018   2,929,006   2,691,626
===================================================================
Operating expenses
  reimbursed by
   Medicare         $   12,535      11,634      11,605
   Other plans           3,025       1,376         807
-------------------------------------------------------------------
                    $   15,560      13,010      12,412
===================================================================






NOTE 3.  INVESTMENT SECURITIES
The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31, 1997 and 1996 were as follows (in thousands):

                                                                                   1997
                                                                              Gross         Gross       Estimated
                                                           Amortized       unrealized    unrealized       fair
                                                             cost             gains        losses         value
===========================================================================================================================
Fixed income
  Domestic
   U.S. Treasury securities and obligations
     of U.S. government agencies                           $  406,921        23,040             14       429,947
   Mortgage-backed obligations of
     U.S. government agencies                                  72,117         1,429             93        73,453
   States and political subdivision securities                 31,914         1,325              7        33,232
   Other mortgage-backed and asset-backed securities          139,504           791            379       139,916
   Domestic corporate bonds                                   388,697        10,410            890       398,217
   Short-term debt securities with maturities of
     less than one year                                        93,561            --             --        93,561
  Foreign
   Debt securities issued by foreign governments               41,066         2,296            490        42,872
   Foreign corporate bonds                                      6,678           298              3         6,973
   Short-term debt securities with maturities of
     less than one year                                         9,214            --             32         9,182
---------------------------------------------------------------------------------------------------------------------------
Total fixed income                                          1,189,672        39,589          1,908     1,227,353
---------------------------------------------------------------------------------------------------------------------------
Equities
  Domestic                                                     68,977        14,922          3,264        80,635
  Foreign                                                      57,476        15,034          8,813        63,697
---------------------------------------------------------------------------------------------------------------------------
Total equities                                                126,453        29,956         12,077       144,332
---------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                            492         2,226            406         2,312
                                                           $1,316,617        71,771         14,391     1,373,997
===========================================================================================================================
Unrestricted                                               $1,306,727        71,515         14,384     1,363,858
Restricted                                                      9,890           256              7        10,139
---------------------------------------------------------------------------------------------------------------------------
                                                           $1,316,617        71,771         14,391     1,373,997
===========================================================================================================================

                                  TRIGON 40 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

                                                                                   1996
                                                                               Gross         Gross       Estimated
                                                            Amortized       unrealized    unrealized       fair
                                                              cost             gains        losses         value
===========================================================================================================================
Fixed income
  Domestic
   U.S. Treasury securities and obligations
     of U.S. government agencies                           $  308,205           478          3,667       305,016
   Mortgage-backed obligations of U.S. government agencies     70,194           977            415        70,756
   Other mortgage-backed and asset-backed securities          156,901           842            231       157,512
   Domestic corporate bonds                                   103,221         1,056            353       103,924
   Short-term debt securities with maturities of
    less than one year                                        164,239            26              7       164,258
  Foreign
   Debt securities issued by foreign governments               38,496         1,941            249        40,188
   Foreign corporate bonds                                      7,082           493             72         7,503
   Short-term debt securities with maturities of less
    than one year                                              11,528             9             51        11,486
---------------------------------------------------------------------------------------------------------------------------
Total fixed income                                            859,866         5,822          5,045       860,643
---------------------------------------------------------------------------------------------------------------------------
Equities
  Domestic                                                    148,111        34,359          2,018       180,452
  Foreign                                                     133,366        26,580          8,662       151,284
---------------------------------------------------------------------------------------------------------------------------
Total equities                                                281,477        60,939         10,680       331,736
---------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                            543           965            448         1,060
                                                           $1,141,886        67,726         16,173     1,193,439
===========================================================================================================================
Unrestricted                                               $1,130,808        67,718         16,106     1,182,420
Restricted                                                     11,078             8             67        11,019
---------------------------------------------------------------------------------------------------------------------------
                                                           $1,141,886        67,726         16,173     1,193,439
===========================================================================================================================

Short-term investments consist principally of commercial paper and money market investments.
   Derivative instruments consist of foreign currency forward contracts and foreign currency options. The Company enters into foreign currency derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates. Company policy only permits utilization of these instruments in its foreign denominated bond and equity portfolios. The counterparties to these transactions are major financial institutions. The Company may incur a loss with respect to these transactions to the extent that a counterparty fails to perform under a contract and exchange rates have changed unfavorably since the inception of the contract. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of six months or less. As of December 31, 1997, the Company had forward contracts outstanding to purchase approximately $3.3 million in foreign currencies and to sell approximately $35.8 million in foreign currencies (primarily British Pound, German Mark and Canadian Dollar). The gross unrealized gains and losses related to these contracts as of December 31, 1997 aggregated $547,000 and $406,000, respectively. Foreign currency options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specific period of time, a financial instrument at a specified price. Foreign currency options to sell approximately $20.6 million of foreign currencies (Japanese Yen and German Mark) at set prices were outstanding as of December 31, 1997. These options generally expire within twelve months. The gross unrealized gains related to these options as of December 31, 1997 aggregated $1.7 million. There were no gross unrealized losses as of December 31, 1997.

                                  TRIGON 41 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

   The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures, $174.8 million as of December 31, 1997, is limited to that of the market value of the underlying portfolios.
   The amortized cost and estimated fair value of fixed income securities as of December 31, 1997, by contractual maturity, were as follows (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Amortized   Estimated
                                   cost     fair value
====================================================================
Due in one year or less         $  170,100     170,751
Due after one year
  through five years               399,303     402,596
Due after five years
  through ten years                147,257     150,568
Due after ten years                261,391     290,069
Mortgage-backed and
  asset-backed securities          211,621     213,369
---------------------------------------------------------------------
                                $1,189,672   1,227,353
=====================================================================

Included in investment securities as of December 31, 1997 are $10.1 million, at estimated fair value, of U.S. Treasury securities held by various states to meet security deposit requirements related to Trigon Insurance Company, its HMO subsidiaries, Trigon Health and Life Insurance Company and Mid-South Insurance Company.
   The major components of investment income for the years ended December 31, 1997, 1996 and 1995 were as follows (in thousands):


                        1997         1996        1995
====================================================================
Interest on fixed
  income securities    $73,940      36,985      37,789
Interest on short-term
  investments            4,450       8,654       9,764
Dividends                5,340      10,701       7,652
--------------------------------------------------------------------
                        83,730      56,340      55,205
Investment expenses      6,141       5,711       5,757
Group interest credits   2,905       3,317       3,587
--------------------------------------------------------------------
Investment income      $74,684      47,312      45,861
====================================================================

Gross realized gains and losses for the years ended December 31, 1997, 1996 and 1995 are summarized as follows (in thousands):

                        1997         1996        1995
====================================================================
Gross realized gains
  Fixed income
   securities         $ 21,177      12,697      13,890
  Equity securities     65,837      70,421      58,938
  Derivative
   instruments          14,689       6,659      11,430
--------------------------------------------------------------------
                       101,703      89,777      84,258
--------------------------------------------------------------------
Gross realized losses
  Fixed income
   securities           20,514      10,365       9,081
  Equity securities     20,461      18,834      15,520
  Derivative instruments 6,665       1,168       6,681
--------------------------------------------------------------------
                        47,640      30,367      31,282
--------------------------------------------------------------------
Net realized gains    $ 54,063      59,410      52,976
====================================================================

Proceeds from the sale of investment securities were $3.9 billion, $2.6 billion and $1.5 billion during 1997, 1996 and 1995, respectively.
   Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), less deferred income taxes, for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

                        1997         1996       1995
====================================================================
Fixed income securities$ 36,904    (12,284)     31,921
Equity securities      (32,380)      2,943      25,051
Derivative instruments   1,303         146         371
Provision for deferred
  income taxes          (2,051)      3,210     (20,142)
--------------------------------------------------------------------
                      $  3,776      (5,985)     37,201
====================================================================

NOTE 4.  PREMIUMS AND OTHER RECEIVABLES
Premiums and other receivables as of
December 31, 1997 and 1996 were as follows (in thousands):

                                    1997         1996
====================================================================
Premiums                          $ 75,265      72,687
Self-funded group receivables      133,613     156,076
Federal Employee Program           123,832     138,213
Investment income receivable        13,026       7,886
Other                               15,205      16,135
--------------------------------------------------------------------
                                  $360,941     390,997
====================================================================



                                 TRIGON 42 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 5.  PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 1997 and 1996 were as follows (in thousands):


                                    1997         1996
====================================================================
Land and improvements             $  2,971       2,977
Buildings and improvements          36,565      35,721
Furniture and equipment             70,315      69,703
Computer software                   16,247      14,403
====================================================================
                                   126,098     122,804
Less accumulated depreciation
  and amortization                  82,186      73,259
====================================================================
                                  $ 43,912      49,545
====================================================================

NOTE 6.  MEDICAL AND OTHER BENEFITS PAYABLE
Medical and other benefits payable as of December 31, 1997 and 1996 were as follows (in thousands):

                                   1997         1996
====================================================================
Medical and other benefits
  payable - current
  Commercial and FEP
   Claims reported but not paid   $ 29,558      23,715
   Claims incurred but not
    reported                       228,775     226,444
====================================================================
                                   258,333     250,159
  Self-funded
   Claims reported but not paid     18,578      15,383
   Claims incurred but not
    reported                       129,635     151,465
====================================================================
                                   148,213     166,848
Medical and other benefits payable -
  noncurrent (all commercial)       66,541      59,246
====================================================================
                                   473,087     476,253
Liability for claims
 processing costs                   17,939      17,283
Advances to providers              (11,775)    (16,493)
====================================================================
                                   479,251     477,043
Less medical and other benefits
  payable - noncurrent             (66,541)    (59,246)
====================================================================
                                  $412,710     417,797
====================================================================



A summary of the activity for commercial and FEP medical and other benefits payable for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

                       1997         1996        1995
======================================================================
Medical and other
  benefits payable at
  beginning of year $  476,253     402,476     355,836
Self-funded at
  beginning of year   (166,848)   (141,995)   (134,659)
======================================================================
Balance at beginning
  of year              309,405     260,481     221,177
======================================================================
Liabilities acquired
  with Mid-South            --      38,963          --
Incurred related to
  Current year       1,559,402   1,427,859   1,275,583
  Prior years           (4,846)     (2,328)     (4,033)
======================================================================
Total incurred       1,554,556   1,425,531   1,271,550
======================================================================
Paid related to
  Current year       1,333,880   1,225,103   1,083,170
  Prior years          205,207     190,467     149,076
======================================================================
Total paid           1,539,087   1,415,570   1,232,246
======================================================================
Balance at end
  of year              324,874     309,405     260,481
Self-funded at
  end of year          148,213     166,848     141,995
======================================================================
Medical and other
  benefits payable at
  end of year       $  473,087     476,253     402,476
======================================================================

The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates.


                                  TRIGON 43 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 7.  LEASES
The Company has noncancelable operating leases for real estate and equipment that expire over the next nine years and provide for purchase or renewal options. Future minimum lease payments under noncancelable operating leases as of December 31, 1997 were (in thousands):

Years ending December 31,
==========================================================================
1998                                           $10,101
1999                                             9,407
2000                                             7,176
2001                                             4,271
2002                                             3,804
Later years through 2006                         6,028
==========================================================================
Total minimum lease payments                   $40,787
==========================================================================

Total rental expense for operating leases for the years ended December 31, 1997, 1996 and 1995 was $14,221,000, $13,354,000
and $15,243,000, respectively.

NOTE 8.  OTHER LIABILITIES
Other liabilities as of December 31, 1997 and 1996 were as follows (in thousands):

                                    1997         1996
==========================================================================
Outstanding checks in excess
  of bank balance                 $ 43,815      40,351
Member related liabilities           3,783       4,637
Unearned premium reserve -
  Federal Employee Program          74,247      86,841
Self-funded group deposits          17,311      19,244
Current income taxes payable        15,659      29,023
Other                               25,103      18,797
==========================================================================
                                  $179,918     198,893
==========================================================================

The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross Blue Shield Association on behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. An offsetting receivable is recorded in premiums and other receivables.




NOTE 9.  OTHER REVENUES
Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue for the years ended December 31, 1997, 1996 and 1995 is included below (in thousands):

                        1997         1996        1995
==========================================================================
Electronic communication
  services               $  --      21,474      20,583
Employee benefits
  administration         4,346       6,957       9,435
Workers' compensation
  administration         8,877       9,682       9,707
Health management
  services               8,709       9,039       6,970
Other                    3,592       2,204       8,481
==========================================================================
                       $25,524      49,356      55,176
==========================================================================

Electronic communicaton services revenues relate to Health Communication Services, Inc. which was sold effective December 31, 1996.

NOTE 10.  INCOME TAXES
Income tax expense (benefit) attributable to income before income taxes and extraordinary items, substantially all of which is federal, for the years ended December 31, 1997, 1996 and 1995 consists of (in thousands):

                        1997         1996       1995
==========================================================================
Current                $28,074      45,857      19,206
Deferred                21,543     (59,483)    (10,942)
==========================================================================
                       $49,617     (13,626)      8,264
==========================================================================

The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and extraordinary items for the years ended December 31, 1997, 1996 and 1995 were as follows:

                          1997        1996        1995
==========================================================================
Statutory federal
  income tax rate           35.0%       35.0        35.0
Tax exempt investment
  income                    (0.6)       (0.3)       (1.2)
Change in valuation
  allowance                 --         (44.0)      (19.4)
Other, net                  (0.1)        1.8        (0.6)
==========================================================================
Effective tax rate          34.3%       (7.5)       13.8
==========================================================================


                                  TRIGON 44 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The components of the deferred tax assets and deferred tax liabilities as of December 31, 1997 and 1996 were as follows (in thousands):

                                    1997         1996
==========================================================================
Deferred tax assets
  Employee benefit plans           $22,984      22,880
  Insurance reserves                26,200      27,492
  Alternative minimum tax
   credit carryforward                 943      21,658
  Property and equipment             8,713       6,244
  Other                              2,933       5,055
==========================================================================
Gross deferred tax assets           61,773      83,329
==========================================================================
Deferred tax liabilities
  Investment securities             20,083      18,032
  Other                                803         555
==========================================================================
Gross deferred tax liabilities      20,886      18,587
==========================================================================
Net deferred tax asset             $40,887      64,742
==========================================================================

Deferred tax assets and liabilities as of December 31, 1997 and 1996 are presented on the accompanying consolidated balance sheets as follows:

                                     1997        1996
==========================================================================
Deferred tax assets
  Current                            $  --      16,572
  Noncurrent                        45,185      48,170
Deferred tax liabilities - current      --       4,298
==========================================================================
Net deferred tax asset             $40,887      64,742
==========================================================================

The Company, through its subsidiary Trigon Insurance Company, has qualified for a federal income tax deduction under IRC Section 833. This deduction is equal to the amount by which 25% of the sum of claims and expenses exceeds tax basis adjusted surplus. Prior to 1994, the effect of this deduction was to significantly reduce regular taxable income and subject the Company to alternative minimum tax. Because it had been unclear whether the Company would be subject to the regular tax in the future, the Company had maintained a valuation allowance with respect to its AMT credits and certain other long-term assets. The valuation allowance on the deferred tax assets was eliminated during 1996 as it was more likely than not that such assets would be realized.





NOTE 11.  LONG-TERM DEBT
Long-term debt as of December 31, 1997 and 1996 is summarized as follows (in thousands):

                                    1997         1996
=====================================================================
Revolving credit agreement         $85,000        --
Promissory note, 5%, due
  June 30, 2000                      1,300      1,300
Notes payable, at prime plus 1%      3,039      2,600
Line of credit, at prime               808        980
=====================================================================
                                   $90,147      4,880
=====================================================================

Simultaneous with the Demutualization and IPO in February 1997, the Company entered into a $300 million five-year revolving credit agreement with a syndicate of banks. The credit agreement provides for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The current borrowing terms require a facility fee of .075% per annum based on the $300 million commitment and bears interest at LIBOR plus a margin, adjusted monthly. The credit agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments. As of December 31, 1997, $85 million had been borrowed and remained outstanding under the credit agreement, the proceeds of which were used to make a portion of the payment to the Commonwealth of Virginia in accordance with the Demutualization. The weighted average interest rate for the period the borrowings were outstanding during the year ended December 31, 1997 was 5.841%.
   The promissory note originated in 1995 in connection with the purchase of a subsidiary. The promissory note requires payment of the principal on June 30, 2000 and bears interest at 5%, payable annually.
   Two HMO subsidiaries entered into notes payable and a line of credit agreement with their minority shareholders for purposes of maintaining regulatory minimum net worth requirements. Interest on the notes payable is at the prime lending rate plus one percent (9.5% as of December 31, 1997). The notes have no scheduled maturity date and repayment of the notes is subject to approval by state regulatory authorities. Interest on the line of

                                  TRIGON 45 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

credit is at the prime lending rate (8.5% as of December 31, 1997). The line of credit has no scheduled maturity date and repayment is subject to approval by state regulatory authorities.

NOTE 12.  EMPLOYEE BENEFIT PLANS
The Company has a noncontributory defined benefit pension plan which is funded through the Blue Cross National Retirement Trust (Trust), a collective investment trust for the retirement programs of its participating employers. An employee may become eligible for participation after one year of continuous service and attainment of age 21.
   The Company's funding policy is to annually contribute amounts to the Trust sufficient to meet the minimum funding requirements outlined in the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may contribute from time to time. For the years ended December 31, 1997, 1996 and 1995, the Company made contributions to the Trust in the amounts of $6,154,000, $7,933,000 and $7,716,000, respectively. Assets in the Trust are primarily equity securities, U.S. Treasury bonds and notes, U.S. government agency securities, domestic corporate bonds, real estate funds and short-term investments.
   The following table sets forth the pension plan's funded status as of December 31, 1997 and 1996 (in thousands):

                                    1997        1996
===========================================================================
Accumulated benefit obligation,
  including vested benefits of
  $74,524  and $59,656           $  86,852      70,183
===========================================================================
Projected benefit obligation for
  service rendered to date         125,579     105,517
Plan assets at fair value         (118,344)    (99,352)
===========================================================================
Excess of projected benefit
  obligation over assets             7,235       6,165
Unrecognized net asset at
  January 1, 1987 being
  recognized over 17 years             673         783
Unrecognized prior service cost       (610)       (697)
Unrecognized net gain                3,779       3,988
===========================================================================
Accrued pension liability        $  11,077      10,239
===========================================================================




Pension expense for the years ended December 31, 1997, 1996 and 1995 included the following components (in thousands):

                        1997         1996       1995
=======================================================================
Service cost - benefits
  earned during
  the year            $  7,159       7,765       6,705
Interest cost on
  projected benefit
  obligation             8,004       7,595       6,507
Actual return on
  plan assets          (18,971)    (13,714)    (12,194)
Net amortization
  and deferral          10,800       7,565       6,926
=======================================================================
Net periodic
  pension expense     $  6,992       9,211       7,944
=======================================================================

The weighted average discount rate was 7.25% and 7.75% as of December 31, 1997 and 1996, respectively. The expected long-term rate of return on assets was 9.0% as of December 31, 1997 and 1996. Age-related rates ranging from 3.5% to 7.0% were used for the rate of increase in future compensation levels as of December 31, 1997 and 1996.
   In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees. In October 1997, the Company amended its postretirement benefit plan by terminating benefits for substantially all future eligible retirees except those employees who will have at least 20 years of service and those employees between the ages of 40 and 45 with age plus years of service equal to 55 or more as of January 1, 1998. The changes in this plan resulted in a curtailment gain of $3,997,000 in the fourth quarter of 1997 which is included in selling, general and administrative expenses in the Company's consolidated statements of operations. The plan amendment also reduced the Company's accumulated postretirement benefit obligation to $4,589,000 which is being amortized as a reduction to net periodic postretirement benefit expense over approximately 7.5 years. This postretirement benefit plan is also funded through the Trust. The Company made a $2,500,000 contribution to the Trust in 1995. No contributions were made in 1997 and 1996.



                                  TRIGON 46 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

   The following table presents the funded status of the plan including the accumulated postretirement benefit obligation by type of participant as of December 31, 1997 and 1996 (in thousands):

                                    1997         1996
=========================================================================
Retirees                          $  8,331       7,069
Fully eligible active
  plan participants                  3,699       3,825
Other active plan participants      15,699      18,861
=========================================================================
Accumulated postretirement
   benefit obligation               27,729      29,755
Plan assets at fair value          (14,134)    (12,218)
=========================================================================
Excess of accumulated
  postretirement benefit
  obligation over plan assets       13,595      17,537
Unrecognized net gain                6,354       5,646
Unrecognized reduction in
  prior service cost                 5,932       5,772
=========================================================================
Accrued postretirement
  benefit liability               $ 25,881      28,955
=========================================================================

Postretirement benefit expense for the years ended December 31, 1997, 1996 and 1995 included the following components (in thousands):

                        1997         1996        1995
=========================================================================
Service cost - benefits
  attributed to service
  during the year      $ 1,948       2,373       2,128
Interest cost on
  accumulated
  postretirement
  benefit obligation     2,004       2,044       1,843
Expected return on
  plan assets           (1,167)     (1,009)       (622)
Amortization of reduction
  in prior service cost   (697)       (661)       (661)
Amortization of gains     (442)        (29)          --
=========================================================================
Net periodic
  postretirement
  benefit expense      $ 1,646       2,718       2,688
=========================================================================



For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997 and subsequent years. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $4,346,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit expense would increase by $1,092,000 for the year ended December 31, 1997.
   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% as of December 31, 1997 and 1996, respectively. The rate of increase in future compensation levels used in determining the accumulated postretirement benefit obligation was 4.5% as of December 31, 1997 and ranged from 3.5% to 7.0% as of December 31, 1996. The expected long term rate of return on assets was 9.0% as of December 31, 1997 and 1996. The Trust holding the plan assets is not subject to federal income taxes.
   The Company also has the Employees' Thrift Plan of Trigon Insurance Company under which substantially all employees who have completed six months of service may elect to save up to 16% of their annual earnings on a pretax basis, subject to certain limits, in the plan. Participants have the option of investing in stock of Trigon Healthcare, Inc. and several international and domestic investment funds. The Company contributes an amount equal to 50% of the participant's contributions limited to 3% of the employee's compensation. The Company's contributions are fully vested to the participant after three years of contributing participation. For the years ended December 31, 1997, 1996 and 1995, the Company's contribution to the Employees' Thrift Plan of Trigon Insurance Company was $3,111,000, $3,418,000 and $3,153,000, respectively.



                                  TRIGON 47 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 13.  CAPITAL STOCK
The Company has authorized 300 million shares of Class A Common Stock, par value $0.01 per share (Common Stock), of which 42,300,022 shares were issued and outstanding as of December 31, 1997. Common Stock shares are entitled to one vote per share. These shares were issued in February 1997 when the Company completed the Demutualization and IPO described in note 1.
   The Company has also authorized 300 million shares of Class B non-voting Common Stock, par value $0.01 per share (Non-Voting Common Stock). No shares of Non-Voting Common Stock were issued and outstanding as of December 31, 1997. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's amended and restated articles of incorporation. Non-Voting Common Stock shares are not entitled to vote on any matter except as otherwise required by law.
   The Company is authorized to issue up to 50 million shares of preferred stock, no par value per share, in one or more series and to provide the designations, preferences, limitations and rights of each series.

Shareholder Rights Plan
On July 16, 1997, the Board of Directors adopted a Shareholder Rights Plan (Rights Plan). Under the Rights Plan, the Board of Directors authorized three million preferred shares, the Series A Junior Participating Preferred Shares, and declared a dividend of one preferred share purchase right (Right) on each outstanding share of Trigon Class A Common Stock. Each Right entitles shareholders to purchase one one-hundredth of a Series A Junior Participating Preferred Share at an exercise price of $100, subject to adjustment. Subject to certain exceptions, the Right will be exercisable only if a person or group acquires 10% or more of the Company's Common Stock or announces a tender offer for 10% or more of the Company's outstanding Common Stock. Each holder of a Right (other than those held by the acquiring person) will then be entitled to purchase, at the Right's then current exercise price, a number of shares of Trigon Common Stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the acquiring company's Common Stock having a market value of twice the Right's exercise price.
   The date of record for the dividend distribution was July 29, 1997. The Rights will expire in 2007 and are redeemable by action of the Board of Directors at a price of $.001 per Right at any time prior to becoming exercisable.

Common Stock Held by Grantor Trusts
The Company has several grantor trusts which were established to fund future obligations under certain compensation and benefit plans. These grantor trusts are consolidated for financial reporting purposes with the Company. Beginning in the third quarter of 1997, shares of the Company's Common Stock were purchased in the open market by these grantor trusts. The purchase price of the shares held by the grantor trusts is shown as a reduction to capital in excess of par in the consolidated balance sheets.

Stock Option Plans and Stock Purchase Plan
The 1997 Stock Incentive Plan (Incentive Plan), as approved by the Company's shareholders, provides for the granting of stock options, restricted stock awards, performance stock awards, stock appreciation rights and cash performance awards to employees. The Company has reserved 3.55 million shares of its common stock for issuance under the Incentive Plan. Awards are granted by a committee appointed by the Board of Directors. Options vest and expire over terms as set by the committee at the time of grant. In accordance with the Incentive Plan, options to purchase shares at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees during 1997. These options generally vest at the end of one or three years, with certain grants vesting on a pro-rata basis over three years, depending on an employee's years of service, and in all cases expire 10 years from date of grant.


                                  TRIGON 48 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

   In addition, the shareholders of the Company approved the 1997 Non-Employee Directors Stock Incentive Plan (Non-Employee Plan). In accordance with the terms of the Non-Employee Plan, options to purchase 10,000 shares at an amount equal to the fair market value of the stock at the date of grant were granted to each of the Company's 16 non-employee directors. Under the Non-Employee Plan, newly-elected non-employee directors are granted nonqualified stock options to purchase 10,000 shares of common stock on the date of the first annual meeting of shareholders at which the director is elected. In addition, each eligible director will automatically be granted options to purchase 5,000 shares of common stock as of the date of each subsequent annual meeting of shareholders. All options are granted at the fair market value on the date of grant and become exercisable on a pro-rata basis over a three-year period. All options expire 10 years from the date of grant. The Company has reserved 550,000 shares of its common stock for issuance under the Non-Employee Plan.
   A summary of the activity in the stock option plans for the year ended December 31, 1997 is as follows:

                                               Weighted
                                                Average
                                Number of      Exercise
                                  Options        Price
=====================================================================
Balance at January 1, 1997              --        $   --
Granted                          2,180,982          21.96
Exercised                               --          --
Forfeited                          108,628          22.13
=====================================================================
Balance at December 31, 1997     2,072,354         $21.95
=====================================================================
Options exercisable at
  December 31, 1997                     --        $   --
=====================================================================







The following table summarizes information about stock options outstanding and exercisable as of December 31, 1997:

                           Options Outstanding                                             Options Exercisable
                                              Weighted
                                               Average       Weighted                                    Weighted
                                              Remaining       Average                                     Average
    Range of                   Number        Contractual     Exercise                       Number       Exercise
 Exercise Prices             Outstanding        Life           Price                      Exercisable      Price
===========================================================================================================================
$18.125 - 25.25               2,072,354               9.45 years  $21.95                      --            --
===========================================================================================================================

   As of December 31, 1997, 2,027,646 shares were available for future grant. The Company's shareholders approved the Company's 1997 Employee Stock
Purchase Plan (Stock Purchase Plan). The Stock Purchase Plan provides employees of the Company an opportunity to purchase the Company's common stock through payroll deductions. The Company has reserved one million shares of its common stock for issuance under the Stock Purchase Plan. Shares needed to satisfy the needs of the Stock Purchase Plan may be newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions. Eligible employees may purchase up to $25,000 in fair value annually of the Company's common stock at 85% of the lower of the fair value on the first or last trading day of each calendar quarter. Employee contributions to the Stock Purchase Plan were approximately $749,000 for the year ended December 31, 1997. Pursuant to the Stock Purchase Plan, 23,971 shares of the Company's stock were purchased on the open market and issued to employees for the year ended December 31, 1997 and 15,026 shares were pending purchase as of December 31,1997.
   The pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of that Statement. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997:

======================================================================
Risk-free interest rate                              5.54%
Volatility factor                                   37.40%
Dividend yield                                       --
Weighted average expected life                       5 years
======================================================================


                                  TRIGON 49 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option grants have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock option grants.
   For purposes of pro forma disclosures,
compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods and for the difference between the market price of the stock and the discounted purchase price of the shares on the purchase date for the employee stock purchases. The Company's pro forma information for 1997 is as follows (in thousands, except per share data):

                                 As Reported  Pro Forma
========================================================================
Net income                         $95,053      91,372
Net income after
  Demutualization and IPO           78,982      75,718
Earnings per share
  Basic net income after
   Demutualization and IPO            1.87        1.79
  Diluted net income after
   Demutualization and IPO            1.86        1.79
Pro forma earnings per share
  Basic and diluted pro forma
   net income                         2.23        2.16
Weighted average fair value of
  options granted during the year     --          9.16
Weighted average fair value of
  employee stock purchases
  during the year                     --           5.82
========================================================================

NOTE 14.  NET INCOME AND PRO FORMA NET INCOME PER SHARE
The following table sets forth the computation of basic and diluted earnings per share for the period after the Demutualization and IPO through December 31, 1997 (in thousands, except per share data):





========================================================================
Numerator for basic and diluted
   earnings per share - net income             $78,982
========================================================================
Denominator
  Denominator for basic earnings per share -
   weighted average shares                      42,300
   Effect of dilutive securities - employee
     and director stock options                     80
========================================================================
  Denominator for diluted earnings per share    42,380
========================================================================
Basic net income per share                       $1.87
========================================================================
Diluted net income per share                     $1.86
========================================================================

The following table sets forth the computation of basic and diluted pro forma earnings per share for the years ended December 31, 1997, 1996 and 1995 (in thousands, except per share data):

                           1997         1996        1995
===========================================================================
Numerator for basic
 and diluted pro forma
 earnings per share
 (note 1)
   Pro forma income
     before extraordinary
     items                $94,636     115,664      35,765
   Extraordinary items,
     net of income tax,
     as reported               --    (190,820)     (4,707)
---------------------------------------------------------------------------
   Pro forma net income
     (loss)               $94,636     (75,156)     31,058
===========================================================================
Denominator
  Denominator for basic
   pro forma earnings per
   share - weighted
   average shares          42,300      42,300      42,300
  Effect of dilutive
   securities - employee
   and director stock
   options                     73          --          --
---------------------------------------------------------------------------
  Denominator for
   diluted pro forma
   earnings per share      42,373      42,300      42,300
===========================================================================
Basic and diluted
  earnings per share
   Pro forma income
     before extraordinary
     items                  $2.23        2.73        0.84
   Extraordinary items,
     net of income tax,
     as reported              --        (4.50)      (0.11)
---------------------------------------------------------------------------
   Pro forma net income
     (loss)                 $2.23       (1.77)       0.73
===========================================================================


                                  TRIGON 50 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The pro forma weighted average shares outstanding gives effect to the Demutualization and IPO as if they had occurred on January 1, 1995, consistent with the Company's pro forma presentation in its Form S-1 filed on January 29, 1997, in connection with its IPO (note 1).

NOTE 15.  STATUTORY FINANCIAL INFORMATION
Trigon Insurance Company is required to file financial statements with, and is subject to audit by, the Commonwealth of Virginia, Bureau of Insurance. Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Commonwealth of Virginia, Bureau of Insurance which differ from generally accepted accounting principles under which the accompanying consolidated financial statements have been prepared. Significant differences resulting from these accounting practices include certain investment valuation reserves and certain claims reserves recognized under statutory accounting as well as certain assets (primarily property and equipment) and deferred income taxes not recognized under statutory accounting practices. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, Trigon Insurance Company has not received, nor requested, approval to adopt any such deviations. In accordance with the Insurance Code of Virginia (Code), Trigon Insurance Company's statutory surplus may be reduced by Category 2 investments that exceed a specified threshold. Category 2 investments consist primarily of domestic equity investments that exceed a specified percentage of admitted assets and foreign denominated investments. As of December 31, 1995, this reduction in statutory surplus due to excess Category 2 investments approximated $92.0 million. There were no excess Category 2 investments as of December 31, 1997 and 1996.
   Trigon Insurance Company's statutory surplus and net income were (in thousands):

Statutory surplus at:
  December 31, 1997 (unaudited)               $617,578
  December 31, 1996                            618,999

Statutory net income for the years ended:
  December 31, 1997 (unaudited)               $123,272
  December 31, 1996                             97,143
  December 31, 1995                             82,910

Trigon Insurance Company is required by
the Commonwealth of Virginia, Bureau of Insurance to maintain statutory capital and surplus of at least $4.0 million.
   Under the Code, an insurance company may pay a dividend without prior permission of the Commonwealth of Virginia, Bureau of Insurance to the extent that such dividend together with other dividends or distributions within the preceding 12 months does not exceed the lesser of: (i) 10% of the insurer's statutory surplus as of the immediately preceding December 31, or (ii) the net statutory gain from operations (excluding realized gains on investments) for the 12-month period ended the immediately preceding December 31. Trigon Insurance Company may pay $61.8 million to the Company in cash dividends after certain dates during 1998 without prior permission. During 1997, Trigon Insurance Company received permission from the Bureau ofInsurance to pay a $238.7 million dividend to its parent company, Trigon Healthcare, Inc., consisting of $188.7 million in stock of a wholly-owned subsidiary and $50 million in cash. This dividend was effected on July 31, 1997.
   In addition, the Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk Based Capital Act in 1995. Under this Act, a company's risk based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. Trigon Insurance Company's RBC level as calculated in accordance with the NAIC RBC Instructions exceeded all RBC thresholds as of December 31, 1997.
   Mid-South Insurance Company, Trigon Health and Life Insurance Company and the Company's HMO subsidiaries are also required to file statutory financial statements in each of the states in which they are licensed.


                                  TRIGON 51 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 16.  SUPPLEMENTARY FINANCIAL DATA

A reconciliation of net income - statutory basis for the years ended December 31, 1997, 1996 and 1995 and capital and surplus - statutory basis as of December 31, 1997 and 1996 as reported by Trigon Insurance Company to regulatory authorities to net income and shareholders' equity excluding unrealized gains/losses as reported in the accompanying consolidated financial statements follows (in thousands):

                                                                           Unaudited
                                                                             1997           1996           1995
===========================================================================================================================
Trigon Insurance Company net income - statutory basis                      $123,272         97,143        82,910
Add (deduct)
  Parent operations                                                             850       (175,000)           --
  Differences in investment carrying values                                 (10,808)        (3,972)      (14,132)
  Deferred income taxes                                                     (19,155)        58,548          (260)
  Adjustments to claim reserves                                               7,177         22,392            --
  Coinsurance refund program, net of taxes                                       --             --       (35,931)
  Other                                                                      (6,283)         6,583        14,408
===========================================================================================================================
Net income -GAAP basis                                                     $ 95,053          5,694        46,995
===========================================================================================================================

                                                                                         Unaudited
                                                                                           1997            1996
===========================================================================================================================
Trigon Insurance Company capital and surplus - statutory basis                            $617,578       618,999
Add (deduct)
  Parent equity                                                                            177,473      (175,000)
  Differences in investment carrying values                                                  8,896        59,130
  Employee benefit liabilities                                                             (37,974)      (39,298)
  Asset valuation reserve                                                                   43,883       115,395
  Deferred income taxes                                                                     53,213        72,369
  Non-admitted assets                                                                       29,996        33,045
  Additional claim reserves                                                                 19,669        12,492
  Other                                                                                      8,706         9,127
===========================================================================================================================
Shareholders' equity excluding unrealized gains/losses - GAAP basis                       $921,440       706,259
===========================================================================================================================

The differences between statutory and GAAP for Mid-South Insurance Company, Trigon Health and Life Insurance Company and the Company's HMO subsidiaries were not significant to the consolidated totals above. The differences for these subsidiaries relate primarily to differences in investment carrying values, asset valuation reserve, deferred income taxes and non-admitted assets.



                                  TRIGON 52 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 17.  ADDITIONAL CASH FLOW INFORMATION
The reconciliation of net income to net cash provided by operating activities and supplemental disclosures of cash flow information for the years ended December 31, 1997, 1996 and 1995 are as follows (in thousands):

                                                                            1997            1996            1995
===========================================================================================================================
Net income                                                                $  95,053          5,694        46,995
Adjustments to reconcile net income to net cash provided (used) by operating activities, net of effects from purchase of subsidiaries
   Depreciation and amortization                                             20,242         19,971        14,578
   Accretion of discounts and amortization of premiums, net                 (11,819)        (1,315)       (3,618)
   Change in allowance for doubtful accounts receivable                         826            402           468
   (Increase) decrease in premiums and other receivables                     29,238        (59,999)       (5,989)
   Increase in other assets                                                  (3,882)        (3,740)       (2,531)
   Increase in medical and other benefits payable                             2,208         31,147        68,945
   Increase (decrease) in unearned premiums                                   1,993         (6,888)       (5,252)
   Increase (decrease) in accounts payable and accrued expenses             (26,734)        (7,672)        4,106
   Increase (decrease) in other liabilities                                 (20,384)        44,930       (26,919)
   Change in deferred income taxes                                           21,804        (60,678)       (8,030)
   Increase (decrease) in obligation for Commonwealth Payment              (175,000)       175,000            --
   Increase (decrease) in minority interest                                   1,870            285          (703)
   Increase in obligations for employee benefits                              1,788          6,131           784
   Gain on the sale of subsidiary                                                --        (62,253)           --
   (Gain) loss on disposal of property and equipment and other assets          (122)           214           115
   Realized investment gains, net                                           (54,063)       (59,410)      (52,976)
===========================================================================================================================
Net cash provided (used) by operating activities                          $(116,982)        21,819        29,973
===========================================================================================================================
Cash paid during the year for
  Interest                                                                $   9,014          4,326        15,390
  Income taxes                                                               40,137         18,900        20,061
===========================================================================================================================

NOTE 18.  ACQUISITION AND DISPOSITION ACTIVITY
Acquisitions
In February 1996, the Company purchased all of the outstanding shares of Mid-South Insurance Company (Mid-South) for approximately $85.6 million. Mid-South is a Fayetteville, North Carolina based life and health insurance company. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Mid-South are included in the consolidated financial statements since the date of acquisition. Goodwill and other intangible assets arising from the transaction amounted to $56.7 million and are being amortized over periods not exceeding 25 years. No pro forma information has been provided since Mid-South's results of operations prior to the Company's acquisition were not material to the Company.
   In November 1995, the Company paid $5.5 million for a 50% interest in Primary Care First, L.L.C. (PCF) and related assets. PCF was formed for the purpose of managing and developing primary care physician networks in the Richmond and South Hampton Roads areas of Virginia. The Company has also committed to provide up to $3.5 million to PCF for development of additional primary care physician networks. The Company funded $1,050,000 during 1996 and no amounts during 1997. This investment is accounted for under the equity method and is included in other assets. The excess of the Company's cost over its underlying equity in PCF and related assets amounted to $5.5 million and are being amortized over 15 years.
   In May 1995, the Company acquired 80% of the outstanding stock of Priority Health Care, Inc. (subsequently renamed Priority, Inc.) (Priority) for approximately $24.2 million including acquisition-related costs. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Priority are included in the consolidated financial statements since the date of acquisition. Goodwill arising from the acquisition amounted to $21.1 million and is being amortized over 15 years. No pro forma information has been provided since Priority's results of operations prior to the Company's acquisition were not material to the Company.


                                  TRIGON 53 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Disposition
Effective December 31, 1996, the Company sold its subsidiary, Health Communications Services (HCS), for $77.0 million cash. The Company recorded a pre-tax and after-tax gain on the sale of HCS of $62.3 million and $40.0 million, respectively. The Company's earnings and cash flows reflect the operations of HCS through December 31, 1996.

NOTE 19.  COPAYMENT REFUND PROGRAM
The Company conducted a Copayment Refund Program (Copayment Program) in accordance with an agreement with the State Corporation Commission dated September 22, 1994. During the Copayment Program, members who had paid coinsurance on services rendered at the Company's network facilities from January 1, 1984 through December 31, 1993 were eligible for a refund. Refunds represented the difference between the member's original coinsurance payment, which had been based on the facility's undiscounted charges, and an adjusted coinsurance payment calculated using the Company's average discount percentage at the facility. The Company changed its methodology on January 1, 1994, to calculate coinsurance payments using the average percentage discount. Costs incurred under the Copayment Program included refunds, interest and administrative costs associated with the Copayment Program that the Company would not otherwise have incurred. In addition, the Company agreed to pay a $5 million civil forfeiture to the Commonwealth of Virginia which has been included in the cost of the Copayment Program. The cost of the Copayment Program in 1994 was $36.4 million or $30.0 million, net of income taxes.
   The Virginia General Assembly enacted
legislation, effective July 1, 1994, that requires all insurers and HMOs to calculate coinsurance payments on the basis of their negotiated reimbursement rates with facilities.
   In accordance with an agreement with the State Corporation Commission dated November 17, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that it had determined that there were approximately 200,000 former members for whom the Company did not have an address. Any amounts not paid by December 31, 1996 were escheated to the Commonwealth of Virginia as unclaimed property in April 1997. The cost of the re-opening of the Copayment Program in 1995 was $47.1 million or $40.6 million, net of income taxes.

NOTE 20.  DISCLOSURES ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK
The carrying amounts of cash, premiums and other receivables, other current assets, medical and other benefits payable, unearned premiums, accounts payable and accrued expenses and other current liabilities approximate fair value because of the short-term nature of these instruments. The carrying amount of long-term debt with variable interest rates approximates fair value. The fair values of investment securities are estimated based on quoted market prices.
   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premiums receivable. All of the investment securities are managed within established guidelines which limit the amounts which may be invested with one issue. The Company primarily conducts business within the Commonwealth of Virginia; therefore premiums receivable are concentrated with companies and individuals within Virginia.



                                  TRIGON 54 1997

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 21.  LEGAL AND REGULATORY PROCEEDINGS
The Company is the defendant in three lawsuits that have been filed by self-funded employer groups in connection with the Company's past practices regarding provider discounts. The suits claim that the Company was obligated to credit each self-funded plan with the full amount of the discounts that the Company negotiated with facilities providing health care to members covered by the plans. Collectively, the suits seek $1.3 million in compensatory damages plus unspecified punitive and other damages. The Company is also presently the subject of four other claims by self-funded employer groups related to the Company's past practices regarding provider discounts, some of which involve larger amounts of withheld discounts. The Company is communicating with these groups, and lawsuits have not been filed in connection with these claims. The Company believes that additional discount-related claims may be made against it. Although the ultimate outcome of such claims and litigation cannot be estimated, the Company believes that the discount-related claims and litigation brought by these self-funded employer groups will not have a material adverse effect on the consolidated financial condition of the Company or the Company's results of operations in any particular period.
   The Company and certain of its subsidiaries are involved in other various legal actions occurring in the normal course of business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the consolidated financial condition of the Company.


                                  TRIGON 55 1997

               INDEPENDENT AUDITORS' REPORT AND MANAGEMENT REPORT
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES


INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trigon Healthcare, Inc.:

We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP


Richmond, Virginia
February 4, 1998




MANAGEMENT REPORT

The management of Trigon Healthcare, Inc. is responsible for the integrity and objectivity of the consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgment.
   The accounting systems and controls of the Company are designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that the Company's system of internal controls for the year ended December 31, 1997 was effective and adequate to accomplish the above described objectives.
   The Board of Directors appoints to the Audit Committee members who are neither officers nor employees of the Company. The committee meets periodically with management, the internal auditors and the independent auditors to review financial reports, internal accounting controls and the scope and results of audit efforts. Both the internal auditors and the independent auditors have full and free access to the Audit Committee, with and without management representation.


/s/ THOMAS G. SNEAD, JR.

Thomas G. Snead, Jr.
President and
Chief Operating Officer





/s/ THOMAS R. BYRD

Thomas R. Byrd
Senior Vice President
and Chief Financial Officer


                                  TRIGON 56 1997