Form 10-K405, Exhibit 13
period 1998-12-31
TRIGON HEALTHCARE INC
filed 1999-03-30
CIK 1017747

Quarterly Financial Information
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

                                                                                    Quarters Ended
(in thousands, except per share data)                            March 31       June 30     September 30    December 31
-----------------------------------------------------------------------------------------------------------------------
1998
Total revenues                                                  $551,812        542,332        544,918        597,290
Operating income (1)                                               2,077          6,327          8,905         11,744
Income before income taxes                                        51,476         30,981         30,279         74,073
Net income                                                        34,049         20,711         20,213         48,599

Earnings per share
Basic net income                                                    0.80           0.49           0.48           1.15
  Diluted net income                                                0.80           0.48           0.47           1.13
  Basic net income excluding realized gains (2)                     0.35           0.42           0.47           0.49
  Diluted net income excluding realized gains (2)                   0.35           0.41           0.46           0.49
-----------------------------------------------------------------------------------------------------------------------

1997
Total revenues                                                  $511,764        510,041        524,115        517,700
Operating income (1)                                               2,076          4,084          6,260          8,105
Income before income taxes                                        44,498         23,155         42,747         34,270
Net income                                                        29,233         15,342         27,966         22,512
Net income after Demutualization and IPO (3)                      13,162         15,342         27,966         22,512

Earnings per share (3)
Basic and diluted net income
    after Demutualization and IPO                                   0.31           0.36           0.66           0.53
Pro forma earnings per share (4)
  Basic and diluted pro forma net income                            0.68           0.36           0.66           0.53
  Basic pro forma net income excluding realized gains (5)           0.29           0.32           0.38           0.41
  Diluted pro forma net income excluding realized gains (5)         0.29           0.32           0.38           0.40
-----------------------------------------------------------------------------------------------------------------------

(1) Operating income is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

(2) Net income excluding realized gains per share is calculated as net income per share excluding the after-tax amounts for net realized gains.

(3) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering (IPO).

(4) Pro forma per share data gives effect to the Demutualization and IPO as if they had taken place on January 1, 1997. See note 2 to the consolidated financial statements for the pro forma assumptions used.

(5) Pro forma net income excluding realized gains per share is calculated as pro forma net income per share excluding the pro forma after-tax amounts for net realized gains.

               Selected Consolidated Financial and Operating Data
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

Years ended December 31,
(in thousands, except per share data
and operating statistics)                      1998            1997           1996           1995           1994
------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
Revenues
Premium and fee revenues
    Commercial                             $ 1,531,107      1,431,114      1,320,596      1,157,899      1,081,820
    Federal Employee Program                   407,136        377,722        356,741        329,243        303,250
    Amounts attributable
      to self-funded arrangements            1,090,638      1,062,101      1,077,478        981,741        908,234
    Less: amounts attributable
      to claims under
      self-funded arrangements                (979,535)      (961,588)      (988,353)      (897,954)      (827,869)
------------------------------------------------------------------------------------------------------------------

                                             2,049,346      1,909,349      1,766,462      1,570,929      1,465,435
  Investment income                             85,540         74,684         47,312         45,861         39,962
  Net realized gains                            77,507         54,063         59,410         52,976         12,793
  Other revenues                                23,959         25,524         49,356         55,176         45,467
------------------------------------------------------------------------------------------------------------------

Total revenues                               2,236,352      2,063,620      1,922,540      1,724,942      1,563,657
------------------------------------------------------------------------------------------------------------------

Expenses
  Medical and other benefit costs
    Commercial                               1,263,765      1,194,641      1,086,388        959,328        802,666
    Federal Employee Program                   388,513        359,915        339,143        312,222        283,645
------------------------------------------------------------------------------------------------------------------

                                             1,652,278      1,554,556      1,425,531      1,271,550      1,086,311
  Selling, general and
    administrative expenses                    391,974        359,792        376,374        346,353        322,391
  Interest expense                               5,291          4,602             --             --             --
  Copayment refund program                          --             --             --         47,073         36,432
------------------------------------------------------------------------------------------------------------------

Total expenses                               2,049,543      1,918,950      1,801,905      1,664,976      1,445,134
------------------------------------------------------------------------------------------------------------------

Income before gain on sale of
  subsidiary, income taxes
  and extraordinary items                      186,809        144,670        120,635         59,966        118,523
Gain on sale of subsidiary                          --             --         62,253             --             --
------------------------------------------------------------------------------------------------------------------

Income before income taxes and
    extraordinary items                        186,809        144,670        182,888         59,966        118,523
Income tax expense (benefit)                    63,237         49,617        (13,626)         8,264         24,564
------------------------------------------------------------------------------------------------------------------

Income before extraordinary items              123,572         95,053        196,514         51,702         93,959
Extraordinary items, net of income taxes            --             --       (190,820)        (4,707)          (644)
------------------------------------------------------------------------------------------------------------------

Net income                                 $   123,572         95,053          5,694         46,995         93,315
------------------------------------------------------------------------------------------------------------------

Years ended December 31,                              1998             1997            1996             1995            1994
------------------------------------------------------------------------------------------------------------------------------
Net income after Demutualization
  and IPO (1)                                     $  123,572           78,982              --               --              --

Earnings per share (1)
  Basic net income after
    Demutualization and IPO                       $     2.92             1.87              --               --              --
  Diluted net income
    after Demutualization and IPO                 $     2.88             1.86              --               --              --
  Basic net income excluding realized gains       $     1.73               --              --               --              --
  Diluted net income excluding realized gains     $     1.71               --              --               --              --

Pro forma earnings per share (2)
  Basic and diluted pro forma income
    before extraordinary items                    $       --             2.23            2.73             0.84              --
  Basic and diluted pro forma net income (loss)   $       --             2.23           (1.77)            0.73              --
  Basic and diluted pro forma net income
    excluding realized gains and
    extraordinary items (3)                       $       --             1.40            0.87             0.75              --

OPERATING STATISTICS
Medical loss ratio
  Commercial                                            82.5%            83.5%           82.3%            82.9%           74.2%
  Federal Employee Program                              95.4%            95.3%           95.1%            94.8%           93.5%

Selling, general and administrative
  expense ratio (4)                                     12.8%            12.4%           13.4%            13.7%           13.8%
Operating margin (5)                                     1.4%             1.1%            0.8%             0.5%            6.8%

December 31,                                          1998             1997            1996             1995            1994
------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and investments                              $1,590,022        1,370,868       1,213,902        1,119,652       1,001,571
Total assets                                       2,174,225        1,928,820       1,833,148        1,565,331       1,403,104
Obligation for Commonwealth Payment                       --               --         175,000               --              --
Long-term debt                                        89,339           90,147           4,880            4,145              --
Total shareholders' equity                         1,071,224          958,737              --               --              --
Total surplus                                             --               --         739,780          740,071         655,875
------------------------------------------------------------------------------------------------------------------------------

(1) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering (IPO). Net income excluding realized gains per share is calculated as net income per share excluding the after-tax amounts for net realized gains.

(2) Pro forma per share data gives effect to the Demutualization and IPO as if they had taken place on January 1, 1995. See note 2 to the consolidated financial statements for the pro forma assumptions used.

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

(5) The operating margin ratio is calculated by dividing operating income by premium and fee revenues and other revenues. Operating income is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

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

     The Company divides its business into four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including health maintenance organizations (HMO), preferred provider organizations (PPO) and traditional indemnity products with access to the Company's participating provider network
(PAR) as well as medicare supplement plans. The government programs segment includes the Federal Employee Program (FEP) and claims processing for Medicare. Through its participation in the national contract between the Blue Cross Blue Shield Association and the U.S. Office of Personnel Management (OPM), the Company provides health benefits to federal employees in Virginia. FEP revenues represent the reimbursement by OPM of medical costs incurred including the actual cost of administering the program, as well as a performance-based share of the national program's overall profit. The Company processes Medicare Part A claims for beneficiaries in Virginia and West Virginia. Additionally, the Company provides computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross Blue Shield plans. As an administrative agent for Medicare, the Company allocates operating expenses to determine reimbursement due for services rendered in accordance with the contract. Medicare claims processed are not included in the consolidated statements of operations and the reimbursement of allocated operating expenses is recorded as a reduction of the Company's selling, general and administrative expenses. All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, third-party administration for medical and workers compensation, life and disability insurance, health promotion and similar products, are reflected in an "all other" category.

     Within the Company's health insurance network product offerings, employer groups may choose various funding options ranging from fully-insured to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or portions of the claims risk.

ENROLLMENT

The following table sets forth the Company's enrollment data by network:

As of December 31,                           1998           1997           1996
--------------------------------------------------------------------------------
Health Insurance
Commercial
  HMO                                      255,879        255,548        219,866
  PPO                                      297,939        263,828        230,675
  PAR                                      165,239        192,825        236,383
  Medicaid / Medicare HMO                   31,338         35,488         28,306
  Medicare supplement                      121,322        125,686        128,015
  Non-Virginia                             105,056         64,143         49,251
--------------------------------------------------------------------------------

Total commercial                           976,773        937,518        892,496
Self-funded                                666,036        679,667        700,482
Processed for other
  Blue Cross and Blue
  Shield Plans (ASO)                         5,545         15,728         70,330
--------------------------------------------------------------------------------

Total health insurance                   1,648,354      1,632,913      1,663,308
Government
Federal Employee
  Program (PPO)                            213,017        207,457        197,241
--------------------------------------------------------------------------------

Total                                    1,861,371      1,840,370      1,860,549
--------------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


PREMIUM AND PREMIUM EQUIVALENTS BY NETWORK SYSTEM

The following table sets forth the Company's premium and premium equivalents by network (in thousands):

Years ended December 31,                   1998            1997            1996
--------------------------------------------------------------------------------
Health Insurance
Commercial
  HMO                                 $  383,850         353,059         273,840
  PPO                                    424,756         374,514         328,291
  PAR                                    310,971         352,630         410,074
  Medicaid / Medicare HMO                 60,696          57,664          46,377
  Medicare supplement                    222,231         212,516         204,438
  Non-Virginia                           128,603          80,731          57,576
--------------------------------------------------------------------------------

Total commercial                       1,531,107       1,431,114       1,320,596
Self-funded                            1,090,638       1,062,101       1,077,478
--------------------------------------------------------------------------------

Total health insurance                 2,621,745       2,493,215       2,398,074
Government
Federal Employee
  Program (PPO)                          407,136         377,722         356,741
--------------------------------------------------------------------------------

Total                                 $3,028,881       2,870,937       2,754,815
--------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Premium and fee revenues increased 7.3% to $2.049 billion in 1998 from $1.909 billion in 1997. The $140.0 million increase is due to a combination of rate increases and enrollment growth in the Company's health insurance segment HMO, PPO and Non-Virginia networks, offset by expected declines in the segment's PAR network enrollment. Specifically, commercial HMO revenues increased 8.2% to $444.5 million in 1998 from $410.7 million in 1997. The $33.8 million increase in commercial HMO revenues is the result of a 6.1% increase in the average revenue per member and a 2.0% increase in member months. Total commercial PPO revenues grew to $424.8 million in 1998 from $374.5 million last year, a 13.4% increase, driven by average revenue per member increases of 3.1% and a 12.0% increase in member months. Commercial PAR revenues declined to $311.0 million from $352.6 million in 1997 as a result of the continued transition of members to the more tightly managed HMO and PPO networks offset by a 5.9% increase in the average revenue per member. Finally, non-Virginia revenues increased 59.3% to $128.6 million up from $80.7 million last year. The $47.9 million increase is a result of growth in enrollment, which can be attributed to the positive acceptance of the Company's product designs by both small group and individual health care purchasers. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 3.6% to $133.50 for 1998 from $128.84 for 1997. The government segment's FEP revenues increased 7.8% to $407.1 million from $377.7 million last year. The increase is due to increased medical costs to be reimbursed by OPM and a 2.7% increase in enrollment.

     Total enrollment increased to 1,861,371 as of December 31, 1998 from 1,840,370 as of December 31, 1997. The increase was a result of a 15,441 increase in the Company's health insurance segment and a 5,560 increase in the government segment. The health insurance segment increase was the result of a 39,255 increase in commercial enrollment offset by a decline in self-funded members of 23,814. Total commercial enrollment increased 4.2% to 976,773 members as of December 31, 1998 from 937,518 members as of December 31, 1997. Enrollment in the HMO network decreased by 1.3% over the prior year and accounts for 29.4% of total commercial enrollment. The decline in enrollment can be attributed to the loss of certain large unprofitable groups that left as a result of pricing increases, groups lost as a result of mergers and the Company's decision to withdraw from the Medicaid HMO program in the Richmond, Virginia area. Excluding these events, the HMO enrollment grew more than 10%. Enrollment in the PPO network as of December 31, 1998 increased 12.9% over December 31, 1997 and accounts for 30.5% of the Company's commercial enrollment. Non-Virginia enrollment increased 63.8% over the prior year and now accounts for 10.8% of total commercial enrollment. Growth in PPO and Non-Virginia enrollment was offset by an expected decline of 14.3% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 16.9% of the Company's total commercial enrollment. The decline in self-funded enrollment of 23,814 members partially reflects the Company's efforts to increase fees to levels that appropriately reflect the value delivered through the Company's network design and medical management techniques. The decline also reflects the migration of approximately 10,200 national account members (ASO only) from the Company's systems to an interplan system

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


where the Company continues to process claims for other Blue Cross and Blue Shield Plans.

     Investment income increased 14.5% to $85.5 million in 1998 from $74.7 million in 1997. Net realized gains increased to $77.5 million in 1998 from $54.1 million in 1997. The increase in investment income is due to a shift in the portfolio mix from direct equity securities to fixed income securities, increased cash flows from realized gains, positive cash flow from operations, lengthened duration for portions of the bond portfolio and reduced investment expenses. The increase in net realized gains was primarily a result of favorable realized gains on bonds offset by lower gains on equity securities.

     Other revenue decreased by 6.1% to $24.0 million in 1998 from $25.5 million in 1997. The $1.5 million decrease reflects the Company's strategy of redirecting the health and wellness subsidiary's efforts toward providing its product offerings and services to the Company instead of selling these services to third parties. In addition, 1998 revenues are reduced for revenues associated with the Company's network development subsidiary which ceased operations as of the end of 1997.

     Medical costs increased 6.3% to $1.652 billion in 1998 from $1.555 billion in 1997. The $97.7 million increase is the result of expected levels of medical cost inflation, growth in the health insurance segment's commercial enrollment and an increase in the government segment's FEP medical costs reimbursed by OPM. The medical cost per member per month for the Company's commercial business increased 2.5% to $110.19 in 1998 from $107.55 in 1997. Combined with a 3.6% increase in commercial premium revenues per member per month, the loss ratio on commercial business improved to 82.5% in 1998 from 83.5% for the same period last year. The loss ratio improvement can be attributed to a combination of factors including, the favorable impact on 1998 of a number of medical cost management initiatives, pricing discipline, improved processing controls at one of the Company's HMO subsidiaries partially offset by deterioration in the loss ratio at the Mid-South Insurance Company subsidiary. Regarding medical cost management initiatives, the Company continues to diligently work at negotiating lower reimbursement rates with facilities and to better manage utilization. During 1998, commercial Virginia inpatient days per thousand were down 4.9% and inpatient facility costs per member decreased 3.6% over 1997. By the end of the fourth quarter, 88% of acute care facilities in the Company's service area have been converted to a fixed fee schedule for outpatient services. In addition, the Company is taking a more active role in working with physicians, primarily specialists, to manage medical costs, continuing to implement national medical management guidelines and further refine a recently piloted program to improve both quality and costs by strengthening the Company's pre-certification requirements for hospital admissions. To address the under-performing Mid-South business unit, stricter underwriting and pricing standards have been applied and the Company is taking steps to improve product distribution channels and reduce administrative costs. The Company is also migrating portions of the southeast business to its Virginia processing systems to improve the quality of management information and to take advantage of already proven system tools to manage both care and provider networks. The Company continues to review a variety of options to address this under-performing book of business.

     Selling, general and administrative expenses (SG&A) increased by 8.9% to $392.0 million in 1998 from $359.8 million in 1997. The increase is a result of higher volumes and the incremental cost of certain initiatives. SG&A expenses increased by $22.3 million as a result of increased Non-Virginia volume and as a result of a higher broker commission scale for business sold in Virginia. Medicare HMO start-up costs, development of customer service "call center" technology and incremental costs associated with preparing systems for the Year 2000 have increased expenses by $6.2 million in 1998 compared to 1997. In the first quarter of 1998 the Company adopted AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP requires the capitalization and amortization of certain costs related to internal-use software but may not be applied to the costs associated with the Year 2000 conversion. The adoption of the SOP resulted in a $4.4 million reduction to SG&A in 1998. In the fourth quarter of 1997, the Company eliminated the postretirement medical benefit program for a substantial portion of its employees. The elimination of this benefit resulted in a one-time curtailment gain of nearly $4.0 million, which was recorded as a reduction to SG&A expenses.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


Overall, the SG&A ratio was 12.8% for the current year as compared to 12.4% for 1997.

     Interest expense in 1998 was $5.3 million compared to $4.6 million in 1997. Interest expense is the result of the $85 million outstanding on the revolving credit agreement used to fund a portion of the payment made to the Commonwealth of Virginia in February 1997 (Commonwealth Payment) in accordance with the Plan of Demutualization (Demutualization) and the Initial Public Offering (IPO).

     Income before income taxes increased $42.1 million to $186.8 million in 1998 from $144.7 million in 1997. The increase is a result of higher net realized gains on the sale of investments of $23.4 million, higher investment income of $10.8 million and an $8.5 million increase in operating income (defined as income before income taxes and extraordinary items excluding investment income, net realized gains, gain on sale of subsidiary and interest expense). Operating income increased primarily due to improving margins in the health insurance segment resulting from pricing and medical cost management efforts.

     The effective tax rate for 1998 decreased to 33.9% from 34.3% in 1997. During 1998, the Company increased its investment in tax-exempt municipal bonds thereby increasing the amount of tax-exempt investment income earned.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

Premium and fee revenues increased 8.1% to $1.909 billion in 1997 from $1.766 billion in 1996. The increase is due to a combination of rate increases and enrollment growth in the Company's health insurance segment HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment. Specifically, commercial HMO revenues increased 28.3% to $410.7 million in 1997 from $320.2 million in 1996. The $90.5 million increase in commercial HMO revenues is a result of increased enrollment attributable to a shift in members from PAR and PPO networks into the HMO networks and from enrollment of new HMO members as well as an increase of 4.3% in the average revenue per member. Commercial PPO revenues grew to $374.5 million in 1997 from $328.3 million in 1996, an increase of 14.1%, driven by enrollment growth. Commercial PAR revenues declined to $352.6 million in 1997 from $410.1 million in 1996 primarily as a result of the transition of members to the more tightly managed HMO and PPO networks. The full year impact of the Mid-South acquisition increased premium and fee revenues $21.8 million, with Mid-South revenues increasing to $74.7 million in 1997 from $52.9 million for the period from February 29, 1996 (the date of the acquisition) through December 31, 1996. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 2.8% to $128.84 for 1997 from $125.33 for 1996. Finally, net revenues from self-funded arrangements increased 12.8% to $100.5 million in 1997 from $89.1 million in 1996. The improvement is a result of higher administrative fees and favorable stop loss settlements. The government segment's FEP revenues increased 5.9% to $377.7 million in 1997 from $356.7 million in 1996 primarily as a result of increased medical costs reimbursed by OPM and a 5.2% increase in enrollment.

     Total enrollment declined to 1,840,370 as of December 31, 1997 from 1,860,549 as of December 31, 1996. The 20,179 decline was the net result of a decrease in the Company's health insurance segment of 30,395 offset by enrollment growth of 10,216 in the government segment. The health insurance decrease was the result of a 75,417 decline in self-funded enrollment offset by an increase of 45,022 members in commercial business mainly from HMO and PPO network growth. Specifically, total commercial enrollment increased 5.0% to 937,518 members as of December 31, 1997 from 892,496 members as of December 31, 1996. Enrollment in the HMO networks as of December 31, 1997 increased 17.3% over the prior year and accounts for 31.0% of the Company's commercial enrollment. Enrollment in the PPO networks increased 14.4% over the prior year and accounts for 28.1% of the Company's commercial enrollment. The increases in the HMO and PPO networks were offset by an expected decline of 18.4% for the Company's PAR network as members migrate into more tightly managed networks and partially as a result of ceding all student business with approximately 7,900 members. The PAR network enrollment represents 20.6% of the Company's total commercial enrollment. The decline in self-funded enrollment reflected the Company's de-emphasis of no risk, low margin ASO business and the migration of approximately 55,000 national account members

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


(ASO only) from the Company's systems to a new interplan system where the Company continues to process claims for other Blue Cross and Blue Shield Plans. The government segment's FEP enrollment increased 5.2% to 207,457 as of December 31, 1997 from 197,241 as of December 31, 1996.

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

     Medical costs increased 9.1% to $1.555 billion in 1997 from $1.426 billion in 1996. The $129.0 million increase is the result of overall health insurance segment commercial enrollment growth, an increase in the government segment's FEP medical costs reimbursed by OPM, higher than normal utilization in the health insurance segment Medicare supplement products during the first half of the year, higher than expected utilization and cost per member in one of the Company's health insurance segment HMO plans and the full year impact of the Mid-South acquisition. The medical cost per member per month for the Company's health insurance segment commercial business increased 4.3% to $107.55 in 1997 from $103.10 in 1996. Combined with a 2.8% increase in commercial premium revenues per member per month, the loss ratio on commercial business increased to 83.5% in 1997 from 82.3% in 1996. The increase can be attributed partly to issues at one of the Company's HMO plans where, during 1997, the Company implemented extensive cost containment actions, pricing initiatives and processing controls, as well as a change in management, all aimed at bringing the plan's results to acceptable levels. The health insurance segment also experienced higher than expected Medicare supplement product medical costs in the first half of the year. The increase was caused by a greater number of high-dollar claims and higher medical costs driven by physician outpatient claims and pharmacy utilization. The commercial loss ratio averaged 84.1% for the first half of 1997 as compared to 82.9% for the last half of the year. The improvement reflected improved medical cost levels for the health insurance segment's Medicare supplement products, the impact of actions mentioned above regarding one of the Company's HMO plans and the overall impact of cost containment initiatives on the network-based PAR, PPO and HMO products.

     Selling, general and administrative expenses declined by 4.4% to $359.8 million in 1997 from $376.4 million in 1996. The SG&A ratio was 12.4% in 1997 as compared to 13.4% in 1996. The decrease is a result of the sale of HCS on December 31, 1996 which contributed $21.3 million in SG&A expenses in 1996, along with the impact of Company-wide streamlining and cost containment activities, including a 10.5% reduction in headcount. In addition, the Company eliminated the postretirement medical benefit program for a substantial portion of its employees in the fourth quarter of 1997. The elimination of this benefit resulted in a one-time curtailment gain of nearly $4.0 million, which was recorded, as a reduction to SG&A expenses. The decrease in expenses was partially offset by the full year impact of the Mid-South acquisition, $5.4 million in incremental costs related to modifying computer software for the Year 2000 and other employee benefit-related accruals.

     Interest expense in 1997 was $4.6 million. There was no interest expense in 1996. Interest expense for 1997 is the result of the $85 million outstanding on the revolving credit agreement used to fund a portion of the Commonwealth Payment.

     Income before income taxes and extraordinary items decreased 20.9% to $144.7 million in 1997 from $182.9 million in 1996. The decrease is primarily attributable to the sale of HCS resulting in a pretax gain of $62.3 million in 1996. The decrease also reflects a $5.3 million decline in net realized gains and interest expense of $4.6 million, offset by a $27.4 million increase in investment income and a $6.6 million improvement in operating income.

     The Company's effective tax rate was 34.3% in 1997 compared to an effective tax rate benefit of 7.5%

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


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

     The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. Trigon fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates as well as market and economic conditions. Accordingly, the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio includes government and corporate securities, both domestic and international, with an average quality rating of A as of December 31, 1998. The portfolio had an average contractual maturity of 8.4 years as of December 31, 1998. A portion of the fixed income portfolio is designated as a short-term fixed income portfolio and is intended to cover near- term cash flow needs and to serve as a buffer for unanticipated business needs. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international portfolio is diversified by industry, country and currency-related exposure. As of December 31, 1998, the Company's equity exposure, comprised of direct equity as well as equity-indexed investments, was 14.0% of the total portfolio, as compared to 13.9% as of December 31, 1997 and 27.8% as of December 31, 1996. The Company has been continuing to reallocate the portfolio during 1998 with a greater emphasis on domestic, tax-exempt municipal bonds and a longer duration for certain portions of the bond portfolio.

     Cash provided by (used in) operating activities for the years ended December 31, 1998 and 1997 was $151.6 million and $(117.0) million, respectively. The significant increase in cash provided by operations in 1998 is primarily due to the $175 million Commonwealth Payment made in the first quarter of 1997, improved operating income and the timing of premium receipts and claims and other operating liability payments between years.

     Net cash used in investing activities increased to $144.8 million for the year ended December 31, 1998 from $116.3 million for 1997. This increase is primarily due to investment purchases made with cash flows from operations, reinvestment of investment income and net realized gains. The increase is also attributed to an $8.6 million increase in capital expenditures of which $4.4 million is attributable to capitalized internal use software due to the adoption of SOP 98-1 in 1998. The remaining $4.2 million increase is primarily due to purchases of vendor supplied software.

     Cash provided by (used in) financing activities decreased to $(6.3) million for 1998 from $208.9 million for 1997 primarily due to the IPO and borrowing under a credit agreement which occurred in early 1997. The IPO and borrowing under the credit agreement generated $209.5 million in net cash flows for the Company in 1997.

     Effective February 5, 1997, the Company completed its conversion from a mutual insurance company to a stock insurance company in accordance with a Plan of Demutualization. In accordance with the Demutualization, Blue Cross and Blue Shield of Virginia (Virginia BCBS) changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc., a stock holding company. The membership interests of Virginia BCBS's eligible members were converted into Class A common stock of Trigon Healthcare, Inc. or, in certain circumstances, cash. The Plan of Demutualization also required the Company to complete an IPO of stock simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued
17.8 million shares of Class A common

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


stock at $13 per share in the IPO generating net proceeds of $215.2 million. In connection with the Demutualization, the Company was required to make the $175 million Commonwealth Payment. The Company used approximately $90 million of the net proceeds and $85 million in borrowings under a revolving credit agreement to fund this payment. The Company also used approximately $91.1 million of the offering proceeds to pay certain eligible members cash in lieu of shares of common stock that would otherwise be issued to such eligible members pursuant to the Demutualization.

     In connection with the Demutualization and IPO, the Company entered into a $300 million revolving credit agreement with a syndicate of banks, which expires February 2002. The credit agreement provides for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The credit agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments. As of December 31, 1998, $85 million had been borrowed and remained outstanding under the credit agreement, the proceeds of which were used to pay a portion of the Commonwealth Payment at the time of the Demutualization and IPO.

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

     On September 25, 1998, the Company announced it had suspended its previously announced stock repurchase program. In June 1998, the Company's Board of Directors authorized a Stock Repurchase Program under which up to 10 percent of the Company's outstanding Class A common stock may be repurchased. No shares were repurchased under the program. The Company suspended the stock repurchase program because it is working with the Internal Revenue Service (IRS) to resolve certain tax issues that could result in a substantial favorable settlement to the Company. The Company hopes to conclude this settlement with the IRS in the near term, but there can be no assurance that this will occur.

YEAR 2000 READINESS DISCLOSURE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs and infrastructure systems that have date-sensitive software may recognize a date using "00", for example, as the Year 1900 rather than the Year 2000. Failure to adequately address this issue could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process claims, prepare invoices, retain membership data, maintain accounting records, safeguard and manage its invested assets and operating cash accounts, perform utilization management, provide adequate customer service and other similar processes. The Company is approaching the Year 2000 readiness issue from both a technical and business perspective.

     The Company began its Year 2000 initiative in late 1994. The Company has developed and continues to refine comprehensive plans to prepare the computer systems and application software for the Year 2000. Those plans address hardware and software maintained by the Company, software products licensed from external vendors and functions outsourced to external vendors. The plan also includes "infrastructure systems", non-IT systems and equipment, that contain date-sensitive imbedded hardware or software. Due to the Company's reliance on computer systems, senior management has supported the Year 2000 plan and has committed significant financial and human resources to the goal of making the hardware and software Year 2000 ready. The Company is using both external and internal resources for the project.

     Compliant versions of the majority of the Company's core systems and software were installed in production at year end 1998. Year 2000 testing has been completed for many of these systems and products. The Year 2000 testing will continue during 1999.

     The Company's plan to resolve the Year 2000 issue involves four phases: inventory/assessment, remediation, testing and implementation. Uniform project management techniques are in place with overall oversight responsibility residing with the

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


Company's Senior Vice President and Chief Information Officer. To date, the Company has fully completed the assessment phase, identifying significant areas that could be affected by the Year 2000. The Company has made substantial progress on the final three phases as discussed below.

INTERNALLY DEVELOPED APPLICATION SYSTEMS. Changes required to the mainframe computer for the membership records systems and non-HMO claims processing are being handled by internal and contract programming resources. This is the largest and most complex part of the Company's Year 2000 readiness plan. Trigon has completed approximately 99% of the Year 2000 application remediation and Year 2000 testing of these applications. The remaining remediation and testing efforts, none of which are critical to the Company's day to day business, are scheduled to be completed by June 1999.

EXTERNALLY LICENSED APPLICATION SYSTEMS. Trigon has received 99% of the vendor-certified Year 2000 compliant releases of these application systems. Compliant releases received by October 1998 were installed into production by December 1998. The remaining installations are scheduled to be installed by June 1999.

     In addition, the Company is in the process of replacing two non-compliant systems that could not be renovated with Year 2000 upgrades or patches. The Company anticipates replacement of these non-core systems by September 1999.

EXTERNALLY LICENSED OPERATING SYSTEM/UTILITY PRODUCTS. These products support the Company's mainframe, midrange, file server and desktop environments. Trigon has received 98% of the vendor-certified Year 2000 compliant releases (or Year 2000 patches for current releases) of these vendor software products. The Company is tracking each product and is actively communicating with software vendors to obtain the compliant versions of their products. Vendor-certified releases received by October 1998 were installed into production by December 1998. The remaining installations are scheduled based on the vendors' shipments of the compliant versions of the products.

     Trigon is conducting independent Year 2000 testing of vendor software, wherever possible, to confirm compliance and, if necessary, to assess and address the Company's potential business exposure if any of the software is non-compliant. Testing of these products began in early 1998 and will continue during 1999.

OUTSOURCED FUNCTIONS. Trigon has outsourced support for some segments of its business. These include, for example, administering certain specialty services such as pharmacy, dental and vision processing services. The Company has contacted its critical outsourcing vendors to determine their state of readiness with regard to the Year 2000 issue. For certain outsourcing arrangements, the Company has met with the vendors and conducted several reviews of their plans and progress. The Company will continue to monitor all critical vendors' progress and review their plans, as appropriate, in order to assess and address the potential business exposure for the Company if these parties fail to achieve compliance.

INFRASTRUCTURE SYSTEMS. Telephone, security, HVAC and all other infrastructure systems are in the process of being upgraded, and tested, wherever possible, to assure their Year 2000 compliance. Much of this work was completed during 1998. But as in other efforts where the Company is reliant upon vendors, the remaining work will be scheduled based on the shipment of the compliant versions of equipment and software.

CRITICAL BUSINESS PARTNERS. The Company also depends upon other individuals and entities who must each address their own Year 2000 readiness issues. This includes, among others, hospitals, other health care providers, third party benefit administrators, public utilities, communications service providers, funds transfer networks and customers. The Company is periodically surveying its critical business partners in an effort to determine whether such third parties are assessing and correcting any issues relating to the Year 2000 which could impact their ability to conduct business with the Company. This information will also assist the Company in developing necessary contingency plans. In addition, to help health care providers better understand the significance of Year 2000 preparedness, the Company is using a number of communications vehicles to draw their attention to the issue. Trigon is also conducting face-to-face meetings and gathering pertinent documentation to

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


evaluate the Year 2000 readiness of other critical business partners. Lack of appropriate action on the part of third parties could impact the Company's ability to serve its customers.

     The Company has investments in publicly and privately placed securities. The Company may be exposed to credit risk to the extent that related borrowers are materially adversely impacted by the Year 2000 issue.

     The incremental costs for the Year 2000 project were $15.5 million through December 31, 1998, including $8.7 million incurred during 1998. Total incremental costs are expected to approximate $20.2 million through 1999, increasing to $22.0 million through 2000. The costs will be expensed as incurred and will be funded through operating cash flows.

     The Company expects to identify and resolve all Year 2000 issues that could materially adversely affect its business operations. However, management believes that it is not possible to determine with complete certainty that all Year 2000 issues affecting the Company will be identified or corrected. Depending on the volume and duration, the Company's operations could experience intermittent disruptions or be significantly impacted by incomplete or untimely resolution of the problem by internal or external parties. Specifically, the Company's ability to process claims, prepare invoices, retain membership data, maintain accounting records, safeguard and manage its invested assets and operating cash accounts, perform utilization management, provide adequate customer service and other similar processes could be affected. The Company's plan for completion of this project is partially dependent upon the work of third parties. In addition, some of the Company's business operations are provided and maintained by outside vendors. The Company depends upon many other individuals and entities, for example hospitals, other health care providers, third party benefit administrators, pharmacies, public utilities, communications service providers, funds transfer networks, software and hardware vendors and its customers, who must address their own Year 2000 readiness issues. Lack of appropriate action on the part of others could affect the Company's ability to serve its customers. Although the Company is developing plans designed to mitigate the aforementioned risks, there can be no assurances that all potential problems will be mitigated by these procedures. The Company cannot determine the level of financial exposure relating to the possibility that vendors with whom the Company contracts may be unable to address all pertinent Year 2000 issues.

     The Company began a comprehensive contingency planning effort in November 1998 to address situations that may result if the Company or its critical business partners are unable to achieve Year 2000 readiness of specific products or systems. Contingency plans will outline the procedures to follow for the most likely areas of risk. The Company expects its contingency plans to include, among other things, on call staff dedicated to problem response, manual work-arounds for information systems as well as substitution of systems or vendors, if necessary and commercially reasonable.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is presently evaluating the effect of SFAS No. 133 on its financial statements.

FORWARD-LOOKING INFORMATION

This item, "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including among other things statements concerning financial condition, results of operations and business of the Company and its subsidiaries. Such forward-looking statements are subject to inherent risks

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


and uncertainties, many of which are beyond the control of the Company, that may cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, rising health care costs, business conditions and competition in the managed care industry, government action and other regulatory issues.

     The discussion of the Company's efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements. The costs of the project and the date on which the Company believes it will complete necessary Year 2000 preparations are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. There can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of programming and testing resources, the ability to locate and correct all relevant computer codes, the ability of third parties whose products and services impact the Company to convert their systems and software and other similar uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of its investing and borrowing activities, the Company is exposed to financial market risks, specifically those resulting from changes in interest rates, foreign currency exchange rates and marketable equity security prices. All of the potential changes noted below are based upon sensitivity analyses performed on the Company's financial positions as of December 31, 1998. Actual results may vary materially.

     All of the Company's investments are categorized as available-for-sale. The majority of these are fixed income securities. Market risk is addressed by actively managing the duration and diversification of the portfolio. The Company has evaluated the impact on the portfolio's fair value considering a 100 basis point change in interest rates over the next twelve-month period. A hypothetical 100 basis point increase in interest rates would result in an approximate $7.4 million increase in fair value, whereas a corresponding 100 basis point decrease in interest rates would result in an approximate $190.5 million increase in fair value. This analysis includes the assumption that the 100 basis point change occurs evenly throughout the twelve-month period. The analysis also assumes investment income earned is reinvested into the portfolio thus mitigating the effects of change in fair value from an increase in interest rates or enhancing the effects of change in fair value from a decrease in interest rates over the twelve-month period. Moreover, the analysis is performed at the individual portfolio level, with only the sum of these amounts presented herein. As of December 31, 1998, only $6.0 million of the fixed-income portfolio is invested in non-U.S. dollar denominated bonds. Therefore, even a significant change in foreign exchange rates would not materially impact the fixed income portfolio's fair value.

     The Company's equity portfolio is comprised of domestic and international direct equity investments as well as domestic equity-indexed investments. An immediate 10% decrease in each equity investment's value, arising from a combination of market and foreign exchange movement, would result in a fair value decrease of $22.2 million. Correspondingly, an immediate 10% increase in each equity investment's value, attributable to the same two factors, would result in a fair value increase of $22.2 million. The majority of the $51.1 million international equity portfolio is non-U.S. dollar denominated. Foreign currency forward contracts are utilized to hedge some, but not all, of the Company's foreign currency exposure.

     As of December 31, 1998, the Company has long-term debt outstanding in the amount of $89.3 million. Of this amount only $1.3 million represents obligations

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS CONTINUED


with a fixed interest rate. Therefore, the impact of an interest rate increase or decrease upon the fair value of the Company's long-term debt would be diminimus.

MARKET PRICES OF COMMON STOCK AND DIVIDEND DATA

The Class A common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol TGH. The reported high and low closing prices by quarter during 1998 and from January 31, 1997, the first trading day after the Demutualization and IPO, to December 31, 1997 were as follows:

--------------------------------------------------------------------------------
1998                                                  High             Low
--------------------------------------------------------------------------------
First quarter                                       $ 32               23 7/8
Second quarter                                        36 9/16          28 13/16
Third quarter                                         35 5/16          26 1/2
Fourth quarter                                        38 3/16          25 1/4

--------------------------------------------------------------------------------
1997                                                  High             Low
--------------------------------------------------------------------------------
First quarter                                       $ 19 1/2           16
Second quarter                                        24 1/4           17 3/4
Third quarter                                         25 5/16          21
Fourth quarter                                        26 13/16         23 1/8
--------------------------------------------------------------------------------

     The Company has never paid dividends on its common stock and anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, the revolving credit agreement restrictions on dividends and such other factors as the Company's Board of Directors deems relevant.

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

     As of March 3, 1999, there were 100,415 shareholders of record of the Company's Class A common stock.

                           Consolidated Balance Sheets
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES


December 31, 1998 and 1997
(In thousands, except per share data)                                                    1998         1997
------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
    Cash                                                                             $    7,500        7,010
    Investment securities, at estimated fair value (note 4)                           1,582,522    1,363,858
    Premiums and other receivables (note 5)                                             378,436      360,941
    Other                                                                                10,891        7,607
------------------------------------------------------------------------------------------------------------

Total current assets                                                                  1,979,349    1,739,416
------------------------------------------------------------------------------------------------------------

Property and equipment, net (note 6)                                                     47,890       43,912
Deferred income taxes (note 11)                                                          55,841       45,185
Goodwill and other intangibles, net                                                      62,999       68,354
Restricted investments, at estimated fair value (note 4)                                 10,347       10,139
Other assets                                                                             17,799       21,814
------------------------------------------------------------------------------------------------------------

Total assets                                                                         $2,174,225    1,928,820
------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Medical and other benefits payable (note 7)                                      $  468,455      412,710
    Unearned premiums                                                                    99,464       93,157
    Accounts payable and accrued expenses                                                67,971       53,240
    Deferred income taxes (note 11)                                                       8,022        4,298
    Other liabilities (note 9)                                                          231,151      184,414
------------------------------------------------------------------------------------------------------------

Total current liabilities                                                               875,063      747,819
------------------------------------------------------------------------------------------------------------

Obligations for employee benefits, noncurrent (note 13)                                  55,022       59,467
Medical and other benefits payable, noncurrent (note 7)                                  75,212       66,541
Long-term debt (note 12)                                                                 89,339       90,147
Minority interest in subsidiary                                                           8,365        6,109
------------------------------------------------------------------------------------------------------------

Total liabilities                                                                     1,103,001      970,083
------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock, $0.01 par; 42,300 shares issued and outstanding (notes 2 and 14)          423          423
    Capital in excess of par (note 2)                                                   839,187      842,035
    Retained earnings (note 2)                                                          202,554       78,982
    Accumulated other comprehensive income (note 16)                                     29,060       37,297
------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                            1,071,224      958,737

Commitments and contingencies (notes 8 and 22)
------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                           $2,174,225    1,928,820
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Operations
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES


Years ended December 31, 1998, 1997 and 1996
(In thousands, except per share data)                                    1998           1997           1996
-------------------------------------------------------------------------------------------------------------
REVENUES
    Premium and fee revenues
      Commercial                                                    $ 1,531,107      1,431,114      1,320,596
      Federal Employee Program                                          407,136        377,722        356,741
      Amounts attributable to self-funded arrangements                1,090,638      1,062,101      1,077,478
      Less: amounts attributable to claims under
        self-funded arrangements                                       (979,535)      (961,588)      (988,353)
-------------------------------------------------------------------------------------------------------------
                                                                      2,049,346      1,909,349      1,766,462

    Investment income (note 4)                                           85,540         74,684         47,312
    Net realized gains (note 4)                                          77,507         54,063         59,410
    Other revenues (note 10)                                             23,959         25,524         49,356
-------------------------------------------------------------------------------------------------------------
Total revenues                                                        2,236,352      2,063,620      1,922,540
-------------------------------------------------------------------------------------------------------------

EXPENSES
    Medical and other benefit costs (note 7)
      Commercial                                                      1,263,765      1,194,641      1,086,388
      Federal Employee Program                                          388,513        359,915        339,143
-------------------------------------------------------------------------------------------------------------
                                                                      1,652,278      1,554,556      1,425,531

    Selling, general and administrative expenses
      (notes 3 and 13)                                                  391,974        359,792        376,374
    Interest expense (note 12)                                            5,291          4,602             --
-------------------------------------------------------------------------------------------------------------

Total expenses                                                        2,049,543      1,918,950      1,801,905
-------------------------------------------------------------------------------------------------------------

Income before gain on sale of subsidiary, income taxes
    and extraordinary items                                             186,809        144,670        120,635

Gain on sale of subsidiary (note 20)                                         --             --         62,253
-------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary items                      186,809        144,670        182,888

Income tax expense (benefit) (note 11)                                   63,237         49,617        (13,626)
-------------------------------------------------------------------------------------------------------------

Income before extraordinary items                                       123,572         95,053        196,514
Extraordinary items-- demutualization costs and
    Commonwealth Payment, net of income taxes of $833 (note 2)               --             --       (190,820)
-------------------------------------------------------------------------------------------------------------
Net income                                                          $   123,572         95,053          5,694
-------------------------------------------------------------------------------------------------------------
Net income after Demutualization and IPO (notes 2 and 15)           $   123,572         78,982
----------------------------------------------------------------------------------------------
Earnings per share (notes 2 and 15)
    Basic net income after Demutualization and IPO                  $      2.92           1.87
----------------------------------------------------------------------------------------------
    Diluted net income after Demutualization and IPO                $      2.88           1.86
----------------------------------------------------------------------------------------------
Pro forma earnings per share (notes 2 and 15)
    Basic and diluted pro forma income before extraordinary items                  $      2.23           2.73
-------------------------------------------------------------------------------------------------------------
    Basic and diluted pro forma net income (loss)                                  $      2.23          (1.77)
-------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

           Consolidated Statements of Changes in Shareholders' Equity
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES


                                                                                                       Accumulated
                                                                              Capital                      other         Total
Years ended December 31, 1998, 1997 and 1996                   Common        in excess      Retained   comprehensive  shareholders'
(In thousands)                                                  stock          of par       earnings       income        equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1996                                   $       --            --       700,565        39,506       740,071

Net income                                                           --            --         5,694            --         5,694
Net unrealized losses on investment securities,
    net of income taxes (notes 4 and 16)                             --            --            --        (5,985)       (5,985)
                                                                                                                      ----------
Comprehensive loss                                                                                                         (291)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                         --            --       706,259        33,521       739,780

Net income before Demutualization                                    --            --        16,071            --        16,071
Net income after Demutualization                                     --            --        78,982            --        78,982
Net unrealized gains on investment securities,
    net of income taxes (notes 4 and 16)                             --            --            --         3,776         3,776
                                                                                                                      ----------
Comprehensive income                                                                                                     98,829

Issuance of 24,475 shares to eligible
    policyholders in the Demutualization and
    cash payments to eligible policyholders
    in lieu of shares of common stock                               245       630,941      (722,330)           --       (91,144)
Issuance of 17,825 shares in the
    Initial Public Offering, net of expenses                        178       215,027            --            --       215,205
Purchase and reissuance of common stock
    under employee benefit plans                                     --          (144)           --            --          (144)
Common stock held by consolidated grantor trusts (note 14)           --        (3,789)           --            --        (3,789)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997                                        423       842,035        78,982        37,297       958,737

Net income                                                           --            --       123,572            --       123,572
Minimum pension liability adjustment,
    net of income taxes (notes 13 and 16)                            --            --            --        (1,149)       (1,149)
Net unrealized losses on investment securities,
    net of income taxes (notes 4 and 16)                             --            --            --        (7,088)       (7,088)
                                                                                                                      ----------
Comprehensive income                                                                                                    115,335

Adjustment to cash payments to eligible
    policyholders in lieu of shares of common
    stock in the Demutualization                                     --          (690)           --            --          (690)
Purchase and reissuance of common stock under
    Employee benefit plans                                           --          (344)           --            --          (344)
    Stock option plans, net of income taxes of $525                  --          (963)           --            --          (963)
Common stock held by consolidated grantor trusts (note 14)           --          (851)           --            --          (851)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998                                 $      423       839,187       202,554        29,060     1,071,224
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES


Years ended December 31, 1998, 1997 and 1996
(In thousands)                                                    1998           1997            1996
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities
    (note 19)                                                $   151,580       (116,982)        21,819
------------------------------------------------------------------------------------------------------

Cash flows from investing activities
    Proceeds from sale of property and equipment
      and other assets                                                13            790             45
    Capital expenditures                                         (16,857)        (8,226)       (14,147)
    Investment securities purchased                           (3,797,307)    (4,784,150)    (2,759,974)
    Proceeds from investment securities sold                   2,845,399      3,897,611      2,585,033
    Maturities of fixed income securities                        823,942        777,626        186,420
    Cash paid for purchase of subsidiaries,
      net of cash acquired                                            --             --        (84,497)
    Proceeds from sale of subsidiary                                  --             --         76,979
------------------------------------------------------------------------------------------------------

Net cash used in investing activities                           (144,810)      (116,349)       (10,141)
------------------------------------------------------------------------------------------------------

Cash flows from financing activities
    Proceeds from long-term debt                                      --         85,439            735
    Payments on long-term debt                                      (808)          (172)            --
    Payments to members in lieu of common stock
      pursuant to Plan of Demutualization                           (690)       (91,144)            --
    Net proceeds from issuance of common stock                        --        215,205             --
    Purchase and reissuance of common stock under
      employee benefit and stock option plans                     (1,307)          (144)            --
    Common stock purchased by consolidated grantor trusts           (851)        (3,789)            --
    Change in outstanding checks in excess of bank balance        (2,624)         3,464        (10,194)
------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities               (6,280)       208,859         (9,459)
------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                          490        (24,472)         2,219
Cash-- beginning of year                                           7,010         31,482         29,263
------------------------------------------------------------------------------------------------------

Cash-- end of year                                           $     7,500          7,010         31,482
------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

December 31, 1998, 1997 and 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Trigon Healthcare, Inc., a stock holding company, was formed in 1996 as a wholly-owned subsidiary of Blue Cross and Blue Shield of Virginia (dba Trigon Blue Cross Blue Shield) (Virginia BCBS) for the purpose of becoming the parent company of Virginia BCBS under a Plan of Demutualization (Demutualization). In accordance with the Demutualization, effective February 5, 1997, Virginia BCBS completed its conversion from a mutual insurance company to a stock insurance company, changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc. (Trigon Healthcare, Inc. and subsidiaries herein collectively referred to as the Company) (note 2).

     Trigon Healthcare, Inc. owns 100% of Trigon Insurance Company, HealthKeepers, Inc., Mid-South Insurance Company, Trigon Health and Life Insurance Company (formerly Monticello Life Insurance Company), Trigon Services, Inc., Consolidated Holdings Corporation, Trigon Administrators, Inc., Health Management Corporation and Monticello Service Agency, Inc. Additionally, Trigon Healthcare, Inc. owns 80% of Priority, Inc. and 51% of Peninsula Health Care, Inc. Through its subsidiary, Trigon Insurance Company, and its health maintenance organization (HMO) subsidiaries, the Company is the largest managed health care company in Virginia, providing more than 1.8 million customers with a comprehensive spectrum of managed care products and services provided primarily through three provider network systems. Trigon Insurance Company also processes claims for Medicare and participates in a national contract between the Blue Cross Blue Shield Association and the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP). The various subsidiaries provide complemen- tary products and services to customers and non-customers of Trigon Insurance Company including third-party administration for medical and workers' compensation, life and disability insurance, health promotion and other products.

     The significant accounting policies and practices followed by the Company are as follows:

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The Company follows Statement of Financial Accounting Standards (SFAS) No. 60, Accounting and Reporting by Insurance Enterprises, as it relates to its insurance business and AICPA Statement of Position 89-5, Financial Accounting and Reporting by Providers of Prepaid Healthcare Services, as it relates to its HMO business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


    In addition, the managed care industry is highly competitive in both Virginia and in other states in the Southeastern and Mid-Atlantic regions where the Company principally intends to expand. There is no assurance that such competition will not exert strong pressures on the Company's profitability, its ability to increase enrollment, or its ability to successfully attain its expansion plans. Also, there can be no assurance that regulatory initiatives will not be undertaken at the state or federal level to reform the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such reform could adversely affect the Company's profitability.

INVESTMENT SECURITIES

Investment securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investment securities are considered available-for-sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment secu- rities, net of deferred income taxes, is included in accumulated other comprehensive income in share- holders' equity. A decline in the fair value of any investment security below cost, that is deemed other than temporary, is recorded as a realized loss resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.

     Certain of the Company's investment securities are denominated in foreign currencies. The Company utilizes forward currency contracts and foreign currency options to hedge exposure to fluctuations in foreign currency exchange rates. The forward contracts and options are reflected as investment securities on the consolidated balance sheets at fair value. Unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income in shareholders' equity along with the unrealized gains and losses on the securities being hedged. When the securities hedged by these contracts are sold, gains or losses on these contracts are reflected in the consolidated statements of operations as net realized gains.

     The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts is limited to that of the market value of the underlying portfolios. Should this limitation be exceeded, futures contracts are immediately terminated in order to comply with this restriction. Initial margins in the form of securities are maintained with the counterparties for these trans- actions. Changes in fair value of financial futures, determined on a daily basis, are recorded as realized gains or losses in the consolidated statements of operations. Terminations of contracts are accounted for in a similar manner.

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

     In the first quarter of 1998 the Company adopted AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP requires that certain costs related to the development or purchase of internal-use soft-ware be capitalized and amortized over the estimated useful life of the software. The SOP may not be applied to the costs associated with the Year 2000 conversion. In accordance with the SOP, no prior year amounts were restated and no costs incurred prior to January 1, 1998, the initial application of the SOP, for ongoing projects were capitalized.

GOODWILL AND OTHER INTANGIBLES

Costs in excess of fair value of net tangible and identified intangible assets of businesses acquired are amortized using the straight-line method over periods from 15 to 25 years. Recoverability is reviewed annually or sooner if events or changes in circum- stances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     Amortization was $5,355,000, $7,689,000 and $4,633,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Accumulated amorti- zation as of December 31, 1998 and 1997 was $19,076,000 and $13,721,000, respectively.

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

REVENUES

All of the Company's individual and certain of the Company's group contracts provide for the individual or the group to be fully insured. Premiums for these contracts are billed in advance of the respective cover- age periods and are initially recorded as premiums receivable and as unearned income. Unearned premiums are recognized as earned in the period of coverage.

     Certain other groups have contracts that provide for the group to be at risk for all or a portion of their claims experience. Most of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability or the group's liability on any one episode of care is capped for the year. The Company charges self-funded groups an administrative fee which is based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus admin- istrative and other fees and any stop-loss premiums. In addition, accounts for certain self-funded groups are charged or credited with interest expense or income as provided by the groups' contracts.

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

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 132, Employer's Disclosures About Pensions and Other Postretirement Benefits.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


STOCK-BASED COMPENSATION

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compen- sation expense has been recognized for the stock options granted and employee stock purchases. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock Based Compensation.

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

EARNINGS PER SHARE

The Company calculates and presents earnings per share in acordance with SFAS No. 128, Earnings Per Share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all stock options and other stock-based awards, as well as convertible securities, were exercised and converted into common stock.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2. DEMUTUALIZATION AND IPO AND PRO FORMA FINANCIAL INFORMATION

Effective February 5, 1997, Virginia BCBS completed its conversion from a mutual insurance company to a stock insurance company in accordance with the Demutualization. In accordance with the Demutualization, Virginia BCBS changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc. The membership interests of Virginia BCBS's eligible members were converted into Class A common stock of Trigon Healthcare, Inc., or, in certain circumstances, cash. The Demutualization also required the Company to complete an Initial Public Offering
(IPO) of stock simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued 17.8 million shares of Class A common stock at $13 per share in the IPO, generating net proceeds of $215.2 million. In connection with the Demutualization, the Company was required to make a payment of $175 million to the Commonwealth of Virginia (Commonwealth Payment) in February 1997. The Commonwealth Payment was accrued and reflected as an extraordinary charge in the consolidated financial statements for 1996. The Company used approxi- mately $90 million of the net proceeds and $85 million in borrowings under a revolving credit agreement to fund this payment (note 12). The Company also used approximately $91.1 million of the offering proceeds to pay certain eligible members cash in lieu of shares of common stock that would otherwise be issued to such eligible members pursuant to the Demutualization. The statements of changes in shareholders' equity and the statements of cash flows reflect the consolidated capitalization effects of the Demutualization and IPO for 1997.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     The following pro forma information for the years ended December 31, 1997 and 1996 gives effect to the Demutualization and IPO as if they had occurred on January 1, 1996, consistent with the Company's pro forma presentation in its Form S-1 filed on January 29, 1997 in connection with its IPO (in thousands):

                                                        1997             1996
-------------------------------------------------------------------------------
As reported
  Income before income
    taxes and extraordinary items                    $ 144,670          182,888
Income tax expense
  (benefit)                                             49,617          (13,626)
Pro forma adjustments
  Pro forma interest
    expense                                                634            4,943
  Pro forma income
    tax expense (benefit)                                 (217)          75,907
-------------------------------------------------------------------------------

  Pro forma income before
    extraordinary items                                 94,636          115,664
  Extraordinary items,
    net of income tax,
    as reported                                             --         (190,820)
-------------------------------------------------------------------------------

Pro forma net income
  (loss)                                             $  94,636          (75,156)
-------------------------------------------------------------------------------

The pro forma information assumes:

o interest expense at 5.675% and 5.815% per annum for the years ended December 31, 1997 and 1996, respectively, on borrowings used to fund a portion of the Commonwealth Payment. The pro forma interest expense reflected for the year ended December 31, 1997 represents interest expense for the period prior to the actual borrowing of funds used to make a portion of the Commonwealth Payment using the actual weighted average rate in effect during the first quarter of 1997. The interest rate used for 1996 reflects the actual weighted average rate in effect for the period the borrowings were outstanding during 1997. Actual interest expense for the period subsequent to the borrowings is included in income before income taxes and extraordinary items. Actual interest rates can vary on the current borrowing. A 1/8 percent change in the interest rate of the current outstanding borrowings would have changed interest expense by approximately $106,000 per annum.

o the actual effective income tax rate of 34.3% for 1997. The pro forma income tax benefit for the year ended December 31, 1997 represents the income tax benefit associated with the pro forma interest expense adjustment.

o adjustment of the effective income tax rate for 1996 to the 35 percent statutory federal rate in conformity with the Company's pro forma presentation in its Form S-1 filing.

     The pro forma financial information above is used to present comparative earnings per share amounts for the years ended December 31, 1997 and 1996 on the consolidated statements of operations (note 15). Net income and net income per share after Demutualiza- tion and IPO on the consolidated statements of operations reflect net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and IPO.

NOTE 3. AGENCY CONTRACTS

The Company acts as an administrative agent for processing claims for certain agencies and other plans (note 1). Claims processed for others and the related reimbursed operating expenses, which are subject to their audit, were as follows for the years ended December 31, 1998, 1997 and 1996 (in thousands):

                                          1998            1997            1996
--------------------------------------------------------------------------------
Claims processed for
  Medicare                            $3,154,118       3,257,532       2,873,526
  Other plans                            156,352         106,486          55,480
--------------------------------------------------------------------------------

                                      $3,310,470       3,364,018       2,929,006
--------------------------------------------------------------------------------

Operating expenses
  reimbursed by
    Medicare                          $   16,579          12,535          11,634
    Other plans                            5,243           3,025           1,376
--------------------------------------------------------------------------------
                                      $   21,822          15,560          13,010
--------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 4. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31, 1998 and 1997 were as follows (in thousands):


                                                                            1998
                                                                     Gross       Gross       Estimated
                                                    Amortized     unrealized   unrealized      fair
                                                       cost          gains       losses        value
------------------------------------------------------------------------------------------------------
Fixed income
Domestic
U.S. Treasury securities and obligations
   of U.S. government agencies                   $  485,483       29,331          522      514,292
Mortgage-backed obligations of
   U.S. government agencies                          19,401           51           47       19,405
States and political subdivision securities         241,945        4,804          342      246,407
Other mortgage-backed and asset-backed securities   122,557          467          940      122,084
Domestic corporate bonds                            451,355        8,033        7,887      451,501
Short-term debt securities with maturities of
   less than one year                                83,018           --           --       83,018
Foreign
 Debt securities issued by foreign governments       18,181          131          220       18,092
Foreign corporate bonds                              26,419          138          767       25,790
 Short-term debt securities with maturities of
   less than one year                                    29            1           --           30
------------------------------------------------------------------------------------------------------
Total fixed income                                1,448,388       42,956       10,725    1,480,619
------------------------------------------------------------------------------------------------------
Equities
  Domestic                                           49,456       14,291        2,591       61,156
  Foreign                                            48,551        5,289        2,734       51,106
------------------------------------------------------------------------------------------------------
Total equities                                       98,007       19,580        5,325      112,262
------------------------------------------------------------------------------------------------------
Derivative instruments                                   --           --           12          (12)
------------------------------------------------------------------------------------------------------
                                                 $1,546,395       62,536       16,062    1,592,869
------------------------------------------------------------------------------------------------------
Unrestricted                                     $1,536,689       61,886       16,053    1,582,522
Restricted                                            9,706          650            9       10,347
------------------------------------------------------------------------------------------------------
                                                 $1,546,395       62,536       16,062    1,592,869
------------------------------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


                                                                                1997
                                                                         Gross         Gross    Estimated
                                                        Amortized     unrealized    unrealized    fair
                                                           cost          gains        losses      value
---------------------------------------------------------------------------------------------------------
Fixed income
Domestic
    U.S. Treasury securities and obligations
      of U.S. government agencies                       $  406,921       23,040           14      429,947
    Mortgage-backed obligations of
      U.S. government agencies                              72,117        1,429           93       73,453
    States and political subdivision securities             31,914        1,325            7       33,232
    Other mortgage-backed and asset-backed securities      139,504          791          379      139,916
    Domestic corporate bonds                               388,697       10,410          890      398,217
    Short-term debt securities with maturities of
      less than one year                                    93,561           --           --       93,561
Foreign
    Debt securities issued by foreign governments           41,066        2,296          490       42,872
    Foreign corporate bonds                                  6,678          298            3        6,973
    Short-term debt securities with maturities of
      less than one year                                     9,214           --           32        9,182
---------------------------------------------------------------------------------------------------------
Total fixed income                                       1,189,672       39,589        1,908    1,227,353
---------------------------------------------------------------------------------------------------------
Equities
    Domestic                                                68,977       14,922        3,264       80,635
    Foreign                                                 57,476       15,034        8,813       63,697
---------------------------------------------------------------------------------------------------------
Total equities                                             126,453       29,956       12,077      144,332
---------------------------------------------------------------------------------------------------------
Derivative instruments                                         492        2,226          406        2,312
---------------------------------------------------------------------------------------------------------
                                                        $1,316,617       71,771       14,391    1,373,997
---------------------------------------------------------------------------------------------------------
Unrestricted                                            $1,306,727       71,515       14,384    1,363,858
Restricted                                                   9,890          256            7       10,139
---------------------------------------------------------------------------------------------------------
                                                        $1,316,617       71,771       14,391    1,373,997
---------------------------------------------------------------------------------------------------------

Short-term investments consist principally of commercial paper and money market investments.

     Derivative instruments consist of foreign currency forward contracts and foreign currency options. The Company enters into foreign currency derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates. Company policy only permits utilization of these instruments in its foreign denominated bond and equity portfolios. The counterparties to these transactions are major financial institutions. The Company may incur a loss with respect to these transactions to the extent that a counterparty fails to perform under a contract and exchange rates have changed unfavorably since the inception of the contract. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of one year or less. As of December 31, 1998, the Company had forward contracts outstanding to purchase approximately $600,000 in foreign currencies and to sell approximately $3.1 million in foreign currencies (primarily Japanese Yen, British Pound and German Mark (which was redenominated to the Euro on January 1, 1999)). The gross unrealized losses related to these contracts as of December 31, 1998 aggregated $12,000. There were no gross unrealized gains related to these contracts as of December 31, 1998. Foreign currency options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specific period of time, a financial instrument at a specified price. These options generally expire within twelve months. There were no foreign currency options outstanding as of December 31, 1998.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts, $210.9 million as of December 31, 1998, is limited to that of the market value of the underlying portfolios.

     The amortized cost and estimated fair value of fixed income securities as of December 31, 1998, by contractual maturity, were as follows (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized          Estimated
                                                       cost           fair value
--------------------------------------------------------------------------------
Due in one year or less                            $  130,356            130,435
Due after one year
  through five years                                  250,984            251,108
Due after five years
  through ten years                                   378,441            380,338
Due after ten years                                   546,649            577,249
Mortgage-backed and
  asset-backed securities                             141,958            141,489
--------------------------------------------------------------------------------
                                                   $1,448,388          1,480,619
--------------------------------------------------------------------------------

Included in investment securities as of December 31, 1998 are $10.3 million, at estimated fair value, of U.S. Treasury securities held by various states to meet security deposit requirements related to Trigon Insurance Company, the HMO subsidiaries, Trigon Health and Life Insurance Company and Mid-South Insurance Company.

     The major components of investment income for the years ended December 31, 1998, 1997 and 1996 were as follows (in thousands):

                                             1998           1997           1996
--------------------------------------------------------------------------------
Interest on fixed
  income securities                        $84,776         73,940         36,985
Interest on short-term
  investments                                7,573          4,450          8,654
Dividends                                    2,405          5,340         10,701
--------------------------------------------------------------------------------
                                            94,754         83,730         56,340
Investment expenses                          6,541          6,141          5,711
Group interest credits                       2,673          2,905          3,317
--------------------------------------------------------------------------------
Investment income                          $85,540         74,684         47,312
--------------------------------------------------------------------------------

Gross realized gains and losses for the years ended December 31, 1998, 1997 and 1996 are summarized as follows (in thousands):

                                               1998          1997          1996
--------------------------------------------------------------------------------
Gross realized gains
  Fixed income securities                   $ 48,880        21,177        12,697
  Equity securities                           29,370        65,837        70,421
  Derivative instruments                      64,015        14,689         6,659
--------------------------------------------------------------------------------
                                             142,265       101,703        89,777
--------------------------------------------------------------------------------
Gross realized losses
  Fixed income securities                     10,540        20,514        10,365
  Equity securities                           17,935        20,461        18,834
  Derivative instruments                      36,283         6,665         1,168
--------------------------------------------------------------------------------
                                              64,758        47,640        30,367
--------------------------------------------------------------------------------
Net realized gains                          $ 77,507        54,063        59,410
--------------------------------------------------------------------------------

Proceeds from the sale of investment securities were $2.8 billion, $3.9 billion and $2.6 billion during 1998, 1997 and 1996, respectively.

     Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), less deferred income taxes, for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):

                                            1998           1997           1996
-------------------------------------------------------------------------------
Fixed income securities                   $(5,450)        36,904        (12,284)
Equity securities                          (3,624)       (32,380)         2,943
Derivative instruments                     (1,832)         1,303            146
Provision for deferred
  income taxes                              3,818         (2,051)         3,210
-------------------------------------------------------------------------------
                                          $(7,088)         3,776         (5,985)
-------------------------------------------------------------------------------

NOTE 5. PREMIUMS AND OTHER RECEIVABLES

Premiums and other receivables as of December 31, 1998 and 1997 were as follows (in thousands):

                                                            1998           1997
--------------------------------------------------------------------------------
Premiums                                                 $ 74,039         75,265
Self-funded group receivables                             136,409        133,613
Federal Employee Program                                  129,730        123,832
Investment income receivable                               17,564         13,026
Other                                                      20,694         15,205
--------------------------------------------------------------------------------
                                                         $378,436        360,941
--------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1998 and 1997 were as follows (in thousands):

                                                          1998             1997
--------------------------------------------------------------------------------
Land and improvements                                  $  2,971            2,971
Buildings and improvements                               35,501           36,565
Furniture and equipment                                  71,797           70,315
Computer software                                        25,611           16,247
--------------------------------------------------------------------------------
                                                        135,880          126,098
Less accumulated depreciation
  and amortization                                       87,990           82,186
--------------------------------------------------------------------------------
                                                       $ 47,890           43,912
--------------------------------------------------------------------------------

Included in computer software as of December 31, 1998 was $4.4 million in capitalized expenses related to the adoption of SOP 98-1 (note 1).

NOTE 7. MEDICAL AND OTHER BENEFITS PAYABLE

Medical and other benefits payable as of December 31, 1998 and 1997 were as follows (in thousands):

                                                         1998           1997
-------------------------------------------------------------------------------
Medical and other benefits
  payable -- current
  Commercial and FEP
    Claims reported but not paid                      $  31,079          29,558
    Claims incurred but not reported                    265,021         228,775
-------------------------------------------------------------------------------
                                                        296,100         258,333
  Self-funded
    Claims reported but not paid                         15,829          18,578
    Claims incurred but not reported                    140,879         129,635
-------------------------------------------------------------------------------
                                                        156,708         148,213
Medical and other benefits payable --
  noncurrent (all commercial)                            75,212          66,541
-------------------------------------------------------------------------------
                                                        528,020         473,087
Liability for claims processing costs                    17,729          17,939
Advances to providers                                    (2,082)        (11,775)
-------------------------------------------------------------------------------
                                                        543,667         479,251
Less medical and other benefits
  payable -- noncurrent                                 (75,212)        (66,541)
-------------------------------------------------------------------------------
                                                      $ 468,455         412,710
-------------------------------------------------------------------------------

A summary of the activity for commercial and FEP medical and other benefits payable for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):

                                       1998             1997             1996
-------------------------------------------------------------------------------
Medical and other
  benefits payable at
  beginning of year               $   473,087          476,253          402,476
Self-funded at
  beginning of year                  (148,213)        (166,848)        (141,995)
-------------------------------------------------------------------------------
Balance at beginning
  of year                             324,874          309,405          260,481
-------------------------------------------------------------------------------
Liabilities acquired
  with Mid-South                           --               --           38,963
Incurred related to
  Current year                      1,656,713        1,559,402        1,427,859
  Prior years                          (4,435)          (4,846)          (2,328)
-------------------------------------------------------------------------------
Total incurred                      1,652,278        1,554,556        1,425,531
-------------------------------------------------------------------------------
Paid related to
  Current year                      1,381,781        1,333,880        1,225,103
  Prior years                         224,059          205,207          190,467
-------------------------------------------------------------------------------
Total paid                          1,605,840        1,539,087        1,415,570
-------------------------------------------------------------------------------
Balance at end
  of year                             371,312          324,874          309,405
Self-funded at
  end of year                         156,708          148,213          166,848
-------------------------------------------------------------------------------
Medical and other
  benefits payable at
  end of year                     $   528,020          473,087          476,253
-------------------------------------------------------------------------------

The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates.

NOTE 8. LEASES

The Company has noncancelable operating leases for real estate and equipment that expire over the next eight years and provide for purchase or renewal options. Future minimum lease payments under noncancelable operating leases as of December 31, 1998 were (in thousands):

Years ending December 31,
--------------------------------------------------------------------------------
1999                                                                     $11,874
2000                                                                       8,657
2001                                                                       6,353
2002                                                                       5,849
2003                                                                       3,603
Later years through 2006                                                   2,859
--------------------------------------------------------------------------------
Total minimum lease payments                                             $39,195
--------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


Total rental expense for operating leases for the years ended December 31, 1998, 1997 and 1996 was $15,213,000, $14,221,000 and $13,354,000, respectively.

NOTE 9. OTHER LIABILITIES

Other liabilities as of December 31, 1998 and 1997 were as follows (in thousands):

                                                         1998             1997
--------------------------------------------------------------------------------
Outstanding checks in excess
  of bank balance                                      $ 41,191           43,815
Member related liabilities                                9,900            8,279
Unearned premium reserve --
  Federal Employee Program                               79,153           74,247
Self-funded group deposits                               18,665           17,311
Current income taxes payable                             55,105           15,659
Other                                                    27,137           25,103
--------------------------------------------------------------------------------
                                                       $231,151          184,414
--------------------------------------------------------------------------------

The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross Blue Shield Association on behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. An offsetting receivable is recorded in premiums and other receivables.

NOTE 10. OTHER REVENUES

Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue for the years ended December 31, 1998, 1997 and 1996 follows (in thousands):

                                               1998          1997          1996
--------------------------------------------------------------------------------
Employee benefits
  administration                             $ 3,953         4,346         6,957
Workers' compensation
  administration                               9,108         8,877         9,682
Health management
  services                                     6,093         8,709         9,039
Electronic communication
  services                                        --            --        21,474
Other                                          4,805         3,592         2,204
--------------------------------------------------------------------------------
                                             $23,959        25,524        49,356
--------------------------------------------------------------------------------

Electronic communication services revenues relate to Health Communication Services, Inc. which was sold effective December 31, 1996 (note 20).

NOTE 11. INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes and extraordinary items, substantially all of which is federal, for the years ended December 31, 1998, 1997 and 1996 consists of (in thousands):

                                      1998             1997              1996
-------------------------------------------------------------------------------
Current                            $ 65,544            28,074            45,857
Deferred                             (2,307)           21,543           (59,483)
-------------------------------------------------------------------------------
                                   $ 63,237            49,617           (13,626)
-------------------------------------------------------------------------------

The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and extraordinary items for the years ended December 31, 1998, 1997 and 1996 were as follows:

                                              1998           1997          1996
-------------------------------------------------------------------------------
Statutory federal
  income tax rate                             35.0%          35.0          35.0
Tax exempt investment
  income                                      (1.3)          (0.6)         (0.3)
Change in valuation
  allowance                                     --             --         (44.0)
Other, net                                     0.2           (0.1)          1.8
-------------------------------------------------------------------------------
Effective tax rate                            33.9%          34.3          (7.5)
-------------------------------------------------------------------------------

The components of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997 were as follows (in thousands):

                                                        1998              1997
--------------------------------------------------------------------------------
Deferred tax assets
  Employee benefit plans                                 $25,995          22,984
  Insurance reserves                                      27,811          26,200
  Alternative minimum tax
    credit carryforward                                       --             943
  Property and equipment                                   5,264           8,713
  Other                                                    5,614           2,933
--------------------------------------------------------------------------------
Gross deferred tax assets                                 64,684          61,773
--------------------------------------------------------------------------------
Deferred tax liabilities
  Investment securities                                   16,265          20,083
  Other                                                      600             803
--------------------------------------------------------------------------------
Gross deferred tax liabilities                            16,865          20,886
--------------------------------------------------------------------------------
Net deferred tax asset                                   $47,819          40,887
--------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Deferred tax assets and liabilities as of December 31, 1998 and 1997 are presented on the accompanying consolidated balance sheets as follows (in thousands):

                                                         1998             1997
--------------------------------------------------------------------------------
Deferred tax assets --
  noncurrent                                            $55,841           45,185
Deferred tax liabilities --
  current                                                 8,022            4,298
--------------------------------------------------------------------------------
Net deferred tax asset                                  $47,819           40,887
--------------------------------------------------------------------------------

The Company, through its subsidiary Trigon Insurance Company, has qualified for a federal income tax deduction under Internal Revenue Code (IRC) Section 833. This deduction is equal to the amount by which 25% of the sum of claims and expenses exceeds tax basis adjusted surplus. Prior to 1994, the effect of this deduction was to significantly reduce regular taxable income and subject the Company to alternative minimum tax. Due to the uncertainty as to whether the Company would be subject to regular tax in the future, the Company had maintained a valuation allowance with respect to its AMT credits and certain other long-term assets. The valuation allowance on the deferred assets was eliminated in 1996, as it was more likely than not that such assets would be realized.

     In conjunction with the Demutualization (note 2), the Company made the $175 million Commonwealth Payment which was expensed and paid in prior years. During 1998, the Company amended its 1996 tax return to claim the Commonwealth Payment as a deduction. The Internal Revenue Service (IRS) has denied this deduction during the course of its audit of the Company. The Company continues to pursue the deduction. In addition, the Company is working with the IRS to resolve certain other tax issues that could result in a substantial favorable settlement to the Company. The Company hopes to conclude this settlement with the IRS in the near term, but there can be no assurance that this will occur. The Company has not recognized the impact of the settlement, if any, in the consolidated financial statements.

NOTE 12. LONG-TERM DEBT

Long-term debt as of December 31, 1998 and 1997 is summarized as follows (in thousands):

                                                          1998            1997
--------------------------------------------------------------------------------
Revolving credit agreement                               $85,000          85,000
Promissory note, 5%, due
  June 30, 2000                                            1,300           1,300
Notes payable, at prime plus 1%                            3,039           3,039
Line of credit, at prime                                      --             808
--------------------------------------------------------------------------------
                                                         $89,339          90,147
--------------------------------------------------------------------------------

Simultaneous with the Demutualization and IPO in February 1997, the Company entered into a $300 million revolving credit agreement with a syndicate of banks, which expires February 2002. The credit agreement provides for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The current borrowing terms require a facility fee of .075% per annum based on the $300 million commitment and bears interest at LIBOR plus a margin, adjusted monthly. The credit agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments. As of December 31, 1998, $85 million had been borrowed and remained outstanding under the credit agreement, the proceeds of which were used to make a portion of the payment to the Commonwealth of Virginia in accordance with the Demutualization. The weighted average interest rate for the period the borrowings were outstanding during the years ended December 31, 1998 and 1997 was 5.809% and 5.841%, respectively.

     The promissory note originated in 1995 in connection with the purchase of a subsidiary. The promis- sory note requires payment of the principal on June 30, 2000 and bears interest at 5%, payable annually.

     Two HMO subsidiaries entered into notes payable and a line of credit agreement with their minority shareholders for purposes of maintaining regulatory minimum net worth requirements. Interest on the notes payable is at the prime lending rate plus one percent (8.75% as of December 31, 1998). The notes have no scheduled maturity date and repayment of the notes is subject to approval by state regulatory authorities. Repayment of the line of credit was approved by state regulatory authorities and paid during the third quarter of 1998.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 13. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which is qualified under IRC 401(a). The plan is funded through the Blue Cross National Retire- ment Trust (Trust), a collective investment trust for the retirement programs of its participating employers. Assets in the Trust are primarily equity securities, U.S. Treasury bonds and notes, U.S. government agency securities, domestic corporate bonds, real estate funds and short-term investments. The Company also has a nonqualified supplemental executive retirement plan (SERP) which provides for pension benefits in excess of qualified plan limits imposed by IRC limits and restrictions on participation by highly compensated employees. The plan serves to restore the combined pension amount to original benefit levels. The plan is unfunded, however, the Company has established a grantor trust to fund future obligations under the plan. The grantor trust is consolidated with the Company for financial reporting purposes.

     Effective October 1, 1998, the Company amended its defined benefit pension plan. The amendment reduced the Company's projected benefit obligation by $10,200,000 which is being amortized as a reduction to net periodic pension expense over the average remaining years of service to full eligibility for benefits of the active plan participants of approximately 14.5 years.

     In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees. In October 1997, the Company amended its postretirement benefit plan by terminating benefits for substantially all future eligible retirees except those employees who had at least 20 years of service and those employees between the ages of 40 and 45 with age plus years of service equal to 55 or more as of January 1, 1998. The changes in this plan resulted in a curtailment gain of $3,997,000 in the fourth quarter of 1997 which is included in selling, general and administrative expenses in the Company's consolidated statements of operations. The plan amendment also reduced the Company's accumulated postretirement benefit obligation by $4,589,000 which is being amortized as a reduction to net periodic postretirement benefit expense over approximately 7.5 years. This postretirement benefit plan is also funded through the Trust.

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 1998 and 1997 and a statement of the funded status as of December 31, 1998 and 1997 (in thousands):

                                                  Pension Benefits      Postretirement Benefits
                                                 1998         1997         1998         1997
----------------------------------------------------------------------------------------------
Reconciliation of benefit obligation
  Obligation as of January 1                  $ 136,825      115,599       27,729       29,755
  Service cost                                    7,505        7,695        1,277        1,948
  Interest cost                                   8,740        8,719        2,113        2,003
  Participant contributions                          --           --           77           51
  Benefit payments                               (6,625)      (5,436)        (935)        (795)
  Actuarial (gain) loss                           2,307       10,248        5,712         (399)
  Plan amendments                                (9,490)          --       (4,077)      (4,834)
----------------------------------------------------------------------------------------------
Obligation as of December 31                    139,262      136,825       31,896       27,729
----------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
  Fair value of plan assets as of January 1     118,344       98,367       14,134       12,218
  Actual return on plan assets                   17,810       18,971        2,932        1,916
  Participant contributions                          --           --           77           51
  Employer contributions                         12,281        6,154           --          744
  Benefit payments                               (6,505)      (5,148)        (935)        (795)
----------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31     141,930      118,344       16,208       14,134
----------------------------------------------------------------------------------------------
Funded status
  Funded status as of December 31                 2,668      (18,481)     (15,688)     (13,595)
  Unrecognized transition asset                    (306)        (376)          --           --
  Unrecognized prior service cost                (8,806)         611       (9,205)      (5,932)
  Unrecognized gain                              (7,056)      (1,285)      (1,927)      (6,354)
----------------------------------------------------------------------------------------------
Net amount recognized                         $ (13,500)     (19,531)     (26,820)     (25,881)
----------------------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 1998 and 1997 (in thousands):

                                                       Pension Benefits    Postretirement Benefits
                                                       1998        1997        1998        1997
--------------------------------------------------------------------------------------------------
Accrued benefit liability (Included in Obligations
  for Employee Benefits, Noncurrent)                 $(16,219)    (19,531)    (26,820)    (25,881)
Intangible asset (Included in Other Assets)               951          --          --          --
Accumulated other comprehensive income                  1,768          --          --          --
--------------------------------------------------------------------------------------------------
Net amount recognized                                $(13,500)    (19,531)    (26,820)    (25,881)
--------------------------------------------------------------------------------------------------

The Company's nonqualified SERP was the only pension plan with a benefit obligation and an accumulated benefit obligation in excess of plan assets. The plan's benefit obligation was $12,942,000 and $11,246,000 as of December 31, 1998 and 1997, respectively. The plan's accumulated benefit obligation was $11,425,000 and $5,386,000 as of December 31, 1998 and 1997, respectively. There are no plan assets in the nonqualified SERP.

     The following table provides the components of net periodic benefit expense for the plans for the years ended December 31, 1998, 1997 and 1996 (in thousands):

                                                Pension Benefits              Postretirement Benefits
                                           1998       1997       1996       1998       1997       1996
-------------------------------------------------------------------------------------------------------
Service cost                             $ 7,505      7,695      8,416      1,277      1,948      2,373
Interest cost                              8,740      8,719      8,349      2,113      2,003      2,044
Expected return on plan assets            (9,461)    (8,147)    (6,907)    (1,374)    (1,167)    (1,009)
Amortization of transition asset             (70)       (70)       (70)        --         --         --
Amortization of prior service cost           (72)        87         87       (804)      (697)      (661)
Amortization of net (gain) loss             (271)       109      1,215       (273)      (440)       (29)
-------------------------------------------------------------------------------------------------------
Net periodic benefit cost                  6,371      8,393     11,090        939      1,647      2,718
Curtailment gain                              --         --         --         --     (3,977)        --
-------------------------------------------------------------------------------------------------------
Net periodic benefit expense (benefit)
  after curtailment gain                 $ 6,371      8,393     11,090        939     (2,330)     2,718
-------------------------------------------------------------------------------------------------------

The gross amount included within other comprehensive income arising from a change in the additional minimum pension liability was $1,768,000 for the year ended December 31, 1998. There were no amounts in 1997 and 1996.

     The prior service costs of the pension plans and the postretirement benefit plan are amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. Gains and losses for the qualified pension plan are amortized on a straight-line basis over the average remaining service period of active participants using the minimum basis outlined under SFAS No. 87. Gains and losses for the non-qualified SERP are amortized on a straight-line basis over the average remaining service period of active partici-pants based on the entire unrecognized net gain or loss without applying the applicable corridor that is based on 10% of the greater of the projected benefit obligation or the market-related value of plan assets.

     The weighted-average assumptions used in the measurement of the Company's benefit obligations as of December 31, 1998 and 1997 follow:

                                                  Pension Benefits          Postretirement Benefits
                                                1998           1997           1998           1997
---------------------------------------------------------------------------------------------------
Discount rate                                   6.75%          7.25%          6.75%          7.25%
Expected return on plan assets                  9.0            9.0            9.0            9.0
Rate of compensation increases                  3.0 TO 6.5     3.5 to 7.0     4.5            4.5
---------------------------------------------------------------------------------------------------

For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998 and subsequent years.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects (in thousands):

                                                   1% Increase    1% Decrease
---------------------------------------------------------------------------------------
Aggregate of service and
  interest cost components of
  net periodic postretirement
  health care benefit cost                         $  611           (484)
---------------------------------------------------------------------------------------

Health care component of
  the accumulated postretirement
  benefit obligation                               $5,172         (4,152)
---------------------------------------------------------------------------------------

The Company also has the Employees' Thrift Plan of Trigon Insurance Company under which substantially all employees who have completed three months of service may elect to save up to 16% of their annual earnings on a pretax basis, subject to certain limits, in the plan. Participants have the option of investing in stock of Trigon Healthcare, Inc. and several interna- tional and domestic investment funds. The Company contributes an amount equal to 50% of the participant's contributions limited to 3% of the employee's compensation. The Company amended the Employees' Thrift Plan of Trigon Insurance Company in October 1998. The amendment reduced the eligibility period to three months of service and made the Company's contributions fully vested to the participant after three years of service. The amendment also included a provision that allows the Company to make discretionary profit sharing contributions to participants through the Trigon Healthcare, Inc. stock investment option. There were no discretionary contributions during the year ended December 31, 1998. For the years ended December 31, 1998, 1997 and 1996, the Company's contribution to the Employees' Thrift Plan of Trigon Insurance Company was $3,253,000, $3,111,000 and $3,418,000, respectively.

NOTE 14. CAPITAL STOCK

The Company has authorized 300 million shares of Class A Common Stock, par value $0.01 per share (Common Stock), of which 42,300,022 shares were issued and outstanding as of December 31, 1998. Common Stock shares are entitled to one vote per share. These shares were issued in February 1997 when the Company completed the Demutualization and IPO described in note 2.

     The Company has also authorized 300 million shares of Class B non-voting Common Stock, par value $0.01 per share (Non-Voting Common Stock). No shares of Non-Voting Common Stock were issued and outstanding as of December 31, 1998. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's amended and restated articles of incorporation. Non-Voting Common Stock shares are not entitled to vote on any matter except as otherwise required by law.

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

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


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

STOCK OPTION PLANS AND STOCK PURCHASE PLAN

The 1997 Stock Incentive Plan (Incentive Plan), as approved by the Company's shareholders, provides for the granting of stock options, restricted stock awards, performance stock awards, stock appreciation rights and cash performance awards to employees. The Company has reserved 3.55 million shares of its common stock for issuance under the Incentive Plan. Awards are granted by a committee appointed by the Board of Directors. Options vest and expire over terms as set by the committee at the time of grant. In accordance with the Incentive Plan, options to purchase shares at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees during 1998 and 1997. These options generally vest on a pro-rata basis over three years, with certain grants vesting at the end of one or three years depending on an employee's years of service, and in all cases expire 10 years from date of grant.

     In addition, the shareholders of the Company approved the 1997 Non-Employee Directors Stock Incentive Plan (Non-Employee Plan). In accordance with the terms of the Non-Employee Plan, options to purchase 10,000 shares at an amount equal to the fair market value of the stock on April 16, 1997, the date of grant, were granted to each of the Company's non-employee directors upon adoption of the Non-Employee Plan. Under the Non-Employee Plan, newly-elected non-employee directors are granted nonqualified stock options to purchase 10,000 shares of common stock on the date of the first annual meeting of shareholders at which the director is elected. In addition, each eligible director will automatically be granted options to purchase 5,000 shares of common stock as of the date of each subsequent annual meeting of shareholders. All options are granted at the fair market value on the date of grant and become exercis- able on a pro-rata basis over a three-year period. All options expire 10 years from the date of grant. The Company has reserved 550,000 shares of its common stock for issuance under the Non-Employee Plan.

A summary of the activity in the stock option plans for the years ended December 31, 1998 and 1997 is as follows:

                                                                     Weighted
                                                                      Average
                                                  Number of          Exercise
                                                   Options             Price
--------------------------------------------------------------------------------
Balance at January 1, 1997                               --                --
  Granted                                         2,180,982            $21.96
  Exercised                                              --                --
  Forfeited                                        (108,628)            22.13
--------------------------------------------------------------------------------
Balance at December 31, 1997                      2,072,354             21.95
  Granted                                         1,184,675             26.70
  Exercised                                        (133,228)            22.13
  Forfeited                                        (162,776)            22.91
--------------------------------------------------------------------------------
Balance at December 31, 1998                      2,961,025            $23.79
--------------------------------------------------------------------------------
Options exercisable at:
  December 31, 1998                                 720,655            $21.95
  December 31, 1997                                      --                --
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable as of December 31, 1998:

                  Options Outstanding                                        Options Exercisable
-------------------------------------------------------------            ---------------------------
                                     Weighted
                                      Average        Weighted                               Weighted
                                     Remaining        Average                                Average
   Range of           Number        Contractual      Exercise               Number          Exercise
Exercise Prices     Outstanding        Life            Price              Exercisable         Price
-----------------------------------------------------------------------------------------------------
$18.125 - 25.50      2,640,675       8.6 years         $23.06              720,655          $21.95

$27.75 - 36.125        320,350       9.4 years         $29.78                   --              --
-----------------------------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


As of December 31, 1998, 979,609 shares were available for future grants.

     The Company's shareholders approved the Company's 1997 Employee Stock Purchase Plan (Stock Purchase Plan). The Stock Purchase Plan provides employees of the Company an opportunity to purchase the Company's common stock through payroll deductions. The Company has reserved one million shares of its common stock for issuance under the Stock Purchase Plan. Shares needed to satisfy the needs of the Stock Purchase Plan may be newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions. Eligible employees may purchase up to $25,000 in fair value annually of the Company's common stock at 85% of the lower of the fair value on the first or last trading day of each calendar quarter. Employee purchases under the Stock Purchase Plan were approximately $1,511,000 and $749,000 for the years ended December 31, 1998 and 1997, respectively. Pursuant to the Stock Purchase Plan, shares of the Company's stock were purchased on the open market and issued to employees totaling 65,801 during 1998 and 23,971 during 1997. In addition, 12,136 shares were pending purchase as of December 31,1998. As of December 31, 1998, 898,092 shares of common stock were available for issuance under the Stock Purchase Plan.

     The pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of that Statement. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1998 and 1997:

                                                         1998           1997
--------------------------------------------------------------------------------
Risk-free interest rate                                  4.62%          5.54%
Volatility factor                                       38.41%         37.40%
Dividend yield                                             --             --
Weighted average expected life                          5 years        5 years
--------------------------------------------------------------------------------

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

     For purposes of pro forma disclosures, compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods and for the difference between the market price of the stock and the discounted purchase price of the shares on the purchase date for the employee stock purchases. The Company's pro forma information for 1998 and 1997 is as follows (in thousands, except per share data):

                                                                                      1998                           1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                          As Reported       Pro Forma     As Reported    Pro Forma
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                  $123,572         116,193         95,053        91,372
Net income after Demutualization and IPO                                     123,572         116,193         78,982        75,718
Earnings per share
  Basic net income after Demutualization and IPO                                2.92            2.75           1.87          1.79
  Diluted net income after Demutualization and IPO                              2.88            2.73           1.86          1.79
Pro forma earnings per share
  Basic and diluted pro forma net income                                          --              --           2.23          2.16
Weighted average fair value of options granted during the year                    --           10.95             --          9.16
Weighted average fair value of employee stock purchases during the year           --            8.81             --          5.82
----------------------------------------------------------------------------------------------------------------------------------

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


STOCK REPURCHASE PROGRAM

In June 1998, the Company's Board of Directors authorized a Stock Repurchase Program under which up to 10 percent of the Company's outstanding Common Stock may be repurchased. On September 25, 1998, the Company announced it had suspended its previously announced Stock Repurchase Program. No shares were repurchased under the program. The Company suspended the Stock Repurchase Program because it is working with the IRS to resolve certain tax issues that could result in a substantial favorable settlement to the Company (note 11).

NOTE 15. NET INCOME AND PRO FORMA NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 1998 and for the period after the Demutualization and IPO, February 5, 1997 through December 31, 1997 (in thousands, except per share data):

                                                                For the Period
                                                               February 5, 1997
                                                                    through
                                                   1998        December 31, 1997
--------------------------------------------------------------------------------
Numerator for basic and diluted
  earnings per share --
    net income                                   $123,572           78,982
--------------------------------------------------------------------------------
Denominator
  Denominator for basic
    earnings per share --
    weighted average shares                        42,300           42,300
  Effect of dilutive securities --
    employee and director
    stock options                                     472               80
--------------------------------------------------------------------------------
  Denominator for diluted
    earnings per share                             42,772           42,380
--------------------------------------------------------------------------------
Basic net income per share                       $   2.92             1.87
--------------------------------------------------------------------------------
Diluted net income per share                     $   2.88             1.86
--------------------------------------------------------------------------------

The following table sets forth the computation of basic and diluted pro forma earnings per share for the years ended December 31, 1997 and 1996 (in thousands, except per share data):

                                                         1997            1996
-------------------------------------------------------------------------------
Numerator for basic
 and diluted pro forma
 earnings per share (note 2)
    Pro forma income
      before extraordinary
      items                                            $ 94,636         115,664
    Extraordinary items,
      net of income tax,
      as reported                                            --        (190,820)
-------------------------------------------------------------------------------
    Pro forma net income (loss)                        $ 94,636         (75,156)
-------------------------------------------------------------------------------
Denominator
  Denominator for basic
    pro forma earnings per
    share -- weighted
    average shares                                       42,300          42,300
  Effect of dilutive
    securities -- employee
    and director stock options                               73              --
-------------------------------------------------------------------------------
  Denominator for
    diluted pro forma
    earnings per share                                   42,373          42,300
-------------------------------------------------------------------------------
Basic and diluted
  earnings per share
    Pro forma income before
      extraordinary items                              $   2.23            2.73
    Extraordinary items,
      net of income tax,
      as reported                                            --           (4.50)
-------------------------------------------------------------------------------
  Pro forma net income (loss)                          $   2.23           (1.77)
-------------------------------------------------------------------------------

The pro forma weighted average shares outstanding gives effect to the Demutualization and IPO as if they had occurred on January 1, 1996, consistent with the Company's pro forma presentation in its Form S-1 filed on January 29, 1997, in connection with its IPO (note 2).

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 16. COMPREHENSIVE INCOME

The reclassification entries under SFAS No. 130, Reporting Comprehensive Income, for the years ended December 31, 1998, 1997 and 1996 were as follows (in thousands):

                                                 1998        1997         1996
-------------------------------------------------------------------------------
Net unrealized gains (losses)
  on investment securities,
  net of income taxes
   Net unrealized holding gains arising
    during the year, net of income taxes
    of $23,309, $20,973 and $17,584            $ 43,292      38,917      32,632
   Less: reclassification adjustment
    for net gains included in net income,
    net of income taxes of $27,127,
    $18,922 and $20,793                         (50,380)    (35,141)    (38,617)
-------------------------------------------------------------------------------
Net unrealized gains (losses) on
  investment securities,
  net of income taxes                          $ (7,088)      3,776      (5,985)
-------------------------------------------------------------------------------

The components of accumulated other comprehensive income as of December 31, 1998, 1997 and 1996 were as follows (in thousands):

                                                 1998          1997        1996
--------------------------------------------------------------------------------
Net unrealized gain on investment
  securities, net of deferred
  income taxes of $16,265,
  $20,083 and $18,032                          $ 30,209       37,297      33,521
Minimum pension liability,
  net of deferred income taxes of $619           (1,149)          --          --
--------------------------------------------------------------------------------
Accumulated other
  comprehensive income                         $ 29,060       37,297      33,521
--------------------------------------------------------------------------------

NOTE 17. STATUTORY FINANCIAL INFORMATION

Trigon Insurance Company is required to file financial statements with, and is subject to audit by, the Commonwealth of Virginia, Bureau of Insurance (Bureau of Insurance). Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Bureau of Insurance which differ from generally accepted accounting principles under which the accompanying consolidated financial statements have been prepared. Significant differences resulting from these accounting practices include certain investment valuation reserves and certain claims reserves recognized under statutory accounting as well as certain assets (primarily property and equipment), certain employee benefit liabilities and deferred income taxes not recognized under statutory accounting practices. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, Trigon Insurance Company has not received, nor requested, approval to adopt any such deviations.

     Trigon Insurance Company's statutory surplus and net income were (in thousands):

Statutory surplus as of:
        December 31, 1998 (unaudited)                                   $489,003
        December 31, 1997                                                617,578

Statutory net income for the years ended:
        December 31, 1998 (unaudited)                                   $ 93,125
        December 31, 1997                                                123,272
        December 31, 1996                                                 97,143

     Trigon Insurance Company is required by the Bureau of Insurance to maintain statutory capital and surplus of at least $4.0 million.

     Under the Code of Virginia, an insurance company may pay a dividend without prior permission of the Bureau of Insurance to the extent that such dividend together with other dividends or distributions within the preceding 12 months does not exceed the lesser of: (i) 10% of the insurer's statutory surplus as of the immediately preceding December 31, or (ii) the net statutory gain from operations (excluding realized gains on investments) for the 12-month period ended the immediately preceding December 31. Trigon Insurance Company may pay $48.9 million to the Company in cash dividends after certain dates during 1999 without prior permission. During 1998 and 1997, Trigon Insurance Company received permission from the Bureau of Insurance to pay dividends to its parent, Trigon Healthcare, Inc., of $227.5 million and $238.7 million, respectively. The 1998 dividend was effected July 1, 1998 and included $200.0 million of cash and $27.5 million of stock of a wholly-owned subsidiary. The 1997 dividend was effected July 31, 1997 and consisted of $188.7 million of stock of a wholly-owned subsidiary and $50.0 million of cash.

     The Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk Based Capital Act in 1995. Under this Act, a company's risk based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. Trigon Insurance Company's RBC level as calculated in accordance with the NAIC's RBC instructions exceeded all RBC thresholds as of December 31, 1998.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     Mid-South Insurance Company, Trigon Health and Life Insurance Company and the Company's HMO subsidiaries are also required to file statutory financial statements in each of the states in which they are licensed.

NOTE 18. SUPPLEMENTARY FINANCIAL DATA

A reconciliation of net income -- statutory basis for the years ended December 31, 1998, 1997 and 1996 and capital and surplus -- statutory basis as of December 31, 1998 and 1997 as reported by Trigon Insurance Company to regulatory authorities to net income and shareholders' equity as reported in the accompanying consolidated financial statements follows (in thousands):

                                                                 Unaudited
                                                                    1998         1997         1996
----------------------------------------------------------------------------------------------------
Trigon Insurance Company net income-- statutory basis            $  93,125      123,272       97,143
Add (deduct)
  Parent operations                                                 (3,104)      (4,248)    (174,912)
  Differences in investment carrying values                         (5,786)     (10,808)      (3,972)
  Interest maintenance reserve                                      24,164        4,149        3,807
  Deferred income taxes                                              2,927      (19,155)      58,548
  Adjustments to claim reserves                                      2,522        7,177       22,392
  Other                                                              9,724       (5,334)       2,688
----------------------------------------------------------------------------------------------------
Net income                                                       $ 123,572       95,053        5,694
----------------------------------------------------------------------------------------------------

                                                                               Unaudited
                                                                                 1998         1997
----------------------------------------------------------------------------------------------------
Trigon Insurance Company capital and surplus-- statutory basis                $ 489,003      617,578
Add (deduct)
  Parent equity                                                                 403,249      181,723
  Differences in investment carrying values                                      43,766       67,884
  Interest maintenance reserve                                                   41,767       17,604
  Employee benefit liabilities                                                  (31,230)     (37,974)
  Asset valuation reserve                                                        43,472       43,883
  Deferred income taxes                                                          40,493       33,131
  Non-admitted assets                                                            30,447       28,388
  Additional claim reserves                                                      22,192       19,669
  Other                                                                         (11,935)     (13,149)
----------------------------------------------------------------------------------------------------
Shareholders' equity                                                         $1,071,224      958,737
----------------------------------------------------------------------------------------------------

Prior year operations and equity amounts of former Trigon Insurance Company subsidiaries that were transferred to Trigon Healthcare, Inc. in the July 1998 dividend (note 17) were reclassed from "Other" to "Parent Operations" or "Parent Equity" in the preceding reconciliations to conform to the current organizational structure of the Company.

     The differences between statutory and GAAP for Mid-South Insurance Company, Trigon Health and Life Insurance Company and the Company's HMO subsidiaries were not significant to the consolidated totals above. The differences for these subsidiaries relate primarily to differences in investment carrying values, asset valuation reserve, deferred income taxes and non-admitted assets.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


NOTE 19. ADDITIONAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by (used in) operating activities and supplemental disclosures of cash flow information for the years ended December 31, 1998, 1997 and 1996 are as follows (in thousands):

                                                                           1998          1997          1996
------------------------------------------------------------------------------------------------------------
Net income                                                               $ 123,572       95,053        5,694
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities, net of effects from
  purchase of subsidiaries
    Depreciation and amortization                                           21,260       20,242       19,971
    Accretion of discounts and amortization of premiums, net               (20,893)     (11,819)      (1,315)
    Change in allowance for doubtful accounts receivable                    (1,127)         826          402
    (Increase) decrease in premiums and other receivables                  (14,712)      29,238      (59,999)
    Increase in other assets                                                (5,507)      (3,882)      (3,740)
    Increase in medical and other benefits payable                          64,416        2,208       31,147
    Increase (decrease) in unearned premiums                                 6,307        1,993       (6,888)
    Increase (decrease) in accounts payable and accrued expenses            14,731      (26,734)      (7,672)
    Increase (decrease) in other liabilities                                47,346      (20,384)      44,930
    Change in deferred income taxes                                         (2,496)      21,804      (60,678)
    Increase (decrease) in obligation for Commonwealth Payment                  --     (175,000)     175,000
    Increase in minority interest                                            2,256        1,870          285
    Increase (decrease) in obligations for employee benefits                (6,213)       1,788        6,131
    Gain on the sale of subsidiary                                              --           --      (62,253)
    (Gain) loss on disposal of property and equipment and other assets         147         (122)         214
    Realized investment gains, net                                         (77,507)     (54,063)     (59,410)
------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities                    $ 151,580     (116,982)      21,819
------------------------------------------------------------------------------------------------------------
  Cash paid during the year for
    Interest                                                             $   9,381        9,014        4,326
    Income taxes                                                            26,098       40,137       18,900
------------------------------------------------------------------------------------------------------------

NOTE 20. ACQUISITION AND DISPOSITION ACTIVITY

ACQUISITION

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

NOTE 21. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The carrying amounts of cash, premiums and other receivables, other current assets, medical and other benefits payable, unearned premiums, accounts payable and accrued expenses, and other current liabilities approximate fair value because of the short-term nature of these instruments. The carrying amount of long-term debt with variable interest rates approximates fair value. The fair values of investment securities are estimated based on quoted market prices.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premiums receivable. All of the investment securities are managed within established guidelines which limit the amounts which may be invested with one issuer. The Company primarily conducts business within the Commonwealth of Virginia; therefore, premiums receivable are concentrated with companies and individuals within Virginia.

NOTE 22. LEGAL AND REGULATORY PROCEEDINGS

The Company is the defendant in one lawsuit that has been filed by a self-funded employer group in connec- tion with the Company's past practices regarding provider discounts. The suit claims that the Company was obligated to credit the self-funded plan with the full amount of the discounts that the Company negotiated with facilities providing health care to members covered by the plan. The suit seeks an audit and unspecified compensatory, punitive and other damages. The Company is also presently the subject of four other claims by self-funded employer groups related to the Company's past practices regarding provider discounts. The Company is communicating with these groups, and lawsuits have not been filed in connection with these claims. Although the ultimate outcome of such claims and litigation cannot be estimated, the Company believes that the discount-related claims and litigation brought by these self-funded employer groups will not have a material adverse effect on the financial condition of the Company.

     The Company and certain of its subsidiaries are involved in various other legal actions occurring in the normal course of their business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the financial condition of the Company.

NOTE 23. SEGMENT INFORMATION

The Company has four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including HMO, PPO and PAR as well as medicare supplement plans. The government programs segment includes the FEP and claims processing for Medicare. Through its participation in the FEP, the Company provides health benefits to federal employees in Virginia. The FEP is the Company's largest customer, representing 18.2%, 18.3% and 18.6% of total consolidated revenues during 1998, 1997 and 1996, respectively. The Company processes Medicare Part A claims for beneficiaries in Virginia and West Virginia. Additionally, the Company provides computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross Blue Shield plans (notes 1 and 3). All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, third-party administration for medical and workers compensation, life and disability insurance, health promotion and similar products, are reflected in an "all other" category. The reportable segments follow the Company's method of internal reporting by products and services.

     The financial results of the Company's segments are presented consistent with the accounting policies described in note 1. The Company evaluates the performance of its segments and allocates resources based on income before income taxes and extraordinary items, except for the investments segment which is evaluated using investment income and net realized gains. Intersegment sales and expense transfers are recorded at cost.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


The following table presents information by reportable segment for the years ended December 31, 1998, 1997 and 1996 (in thousands):

                                                        Health      Government                   All
                                                      Insurance      Programs   Investments     Other       Total
--------------------------------------------------------------------------------------------------------------------
1998
  Revenues from external customers                   $1,643,619      407,136           --       21,735     2,072,490
  Investment income and net realized gains                   --           --      163,047           --       163,047
  Intersegment revenues                                  11,017           --           --        6,057        17,074
  Depreciation and amortization expense                  15,512          249           18        1,683        17,462
  Income before income taxes                             59,432        3,174      163,047        2,083       227,736
1997
  Revenues from external customers                   $1,527,271      377,722           --       27,244     1,932,237
  Investment income and net realized gains                   --           --      128,747           --       128,747
  Intersegment revenues                                   1,068           --           --        3,538         4,606
  Depreciation and amortization expense                  16,899          244           62        3,382        20,587
  Income (loss) before income taxes                      46,940        6,700      128,747         (819)      181,568
1996
  Revenues from external customers                   $1,405,959      356,741           --       53,091     1,815,791
  Investment income and net realized gains                   --           --      106,722           --       106,722
  Intersegment revenues                                   1,369           --           --        5,738         7,107
  Depreciation and amortization expense                  16,841          222           48        1,916        19,027
  Income before income taxes and extraordinary items     38,183        7,153      106,722        1,417       153,475
---------------------------------------------------------------------------------------------------------------------

Asset information by reportable segment has not been disclosed as it is not prepared internally by the Company. However, depreciation and amortization expense for property and equipment purchased is charged to the reportable segment responsible for the purchase.

     A reconciliation of reportable segment total revenues, income before income taxes and extraordinary items and depreciation and amortization expense to the corresponding amounts included in the consolidated statements of operations for the years ended December 31, 1998, 1997 and 1996 is as follows (in thousands):

                                                         1998           1997           1996
----------------------------------------------------------------------------------------------
Revenues
  Reportable segments
    External revenues                                $ 2,072,490      1,932,237      1,815,791
    Investment revenues                                  163,047        128,747        106,722
    Intersegment revenues                                 17,074          4,606          7,107
  Other corporate revenues                                   815          2,636             27
  Elimination of intersegment revenues                   (17,074)        (4,606)        (7,107)
----------------------------------------------------------------------------------------------
Total revenues                                       $ 2,236,352      2,063,620      1,922,540
----------------------------------------------------------------------------------------------
Profit or Loss
  Reportable segments                                $   227,736        181,568        153,475
  Corporate expenses not allocated to segments           (35,636)       (32,296)       (32,840)
  Unallocated amounts:
    Gain on sale of subsidiary                                --             --         62,253
    Interest expense                                      (5,291)        (4,602)            --
----------------------------------------------------------------------------------------------
Income before income taxes and extraordinary items   $   186,809        144,670        182,888
----------------------------------------------------------------------------------------------
Depreciation and amortization expense
  Reportable segments                                $    17,462         20,587         19,027
  Not allocated to segments                                3,798           (345)           944
----------------------------------------------------------------------------------------------
Depreciation and amortization expense                $    21,260         20,242         19,971
----------------------------------------------------------------------------------------------

               Independent Auditors' Report and Management Report
                    TRIGON HEALTHCARE, INC. AND SUBSIDIARIES


INDEPENDENT AUDITORS' REPORT

The Board of Directors
Trigon Healthcare, Inc.:

We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                        /s/ KPMG LLP

Richmond, Virginia
February 16, 1999



MANAGEMENT REPORT

The management of Trigon Healthcare, Inc. is responsible for the integrity and objectivity of the consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgment.

     The accounting systems and controls of the Company are designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that the Company's system of internal controls for the year ended December 31, 1998 was effective and adequate to accomplish the above described objectives.

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


/s/ THOMAS G. SNEAD, JR.

Thomas G. Snead, Jr.
President and Chief
Operating Officer


/s/ THOMAS R. BYRD

Thomas R. Byrd
Senior Vice President
and Chief Financial Officer

Officers
--------------------------------------------------------------------------------

Norwood H. Davis, Jr.
Chairman of the Board and
Chief Executive Officer

Elected current position 1981; joined
TRIGON in 1968; prior, law firm
Mcguire, Woods, Battle & Boothe LLP;
J.D., University of Virginia


Thomas G. Snead, Jr.
President and
Chief Operating Officer

Elected current position 1997; appointed
Senior Vice President and Chief Financial
Officer 1990; joined TRIGON in 1985; prior,
KPMG LLP; BS, Accounting, Virginia
Commonwealth University


John C. Berry
Senior Vice President, Government
and Individual Business Unit

Joined TRIGON in 1987; prior, Director of the Health Care Financing Administration, Program
Operations, U.S. Department of Health and Human
Services; BS, Management, Northern Illinois
University


William P. Bracciodieta, M.D.
Senior Vice President and
Chief Medical Officer

Joined TRIGON in 1998; prior, Vice President and Chief Medical Director of Medical Affairs for the South Florida Market, Humana, Inc.;
M.B.A., Pacific Western University


Ralph T. Bullock, Jr.
Senior Vice President and
Chief Information Officer

Previously, Director, Operations, Information
Systems Division; joined TRIGON in 1989;
prior, Commonwealth of Virginia; Philip Morris USA;
University of Richmond


Thomas R. Byrd
Senior Vice President and
Chief Financial Officer

Elected current position 1997; previously,
Vice President, Financial Planning and Analysis;
Vice President and Controller; Director,
Financial Analysis; joined TRIGON in 1991;
prior, KPMG LLP; BS, Business, Virginia
Polytechnic Institute


James W. Copley, Jr.
Senior Vice President and Chief Investment Officer,
Investment Division, Trigon Services, Inc.

Previously, Coordinator, Director and Vice President,
Funds Management; President, Consolidated Investment
Corporation; joined TRIGON in 1975; M.B.A., University of Richmond; Chartered Financial Analyst


Ellen C. Harrison
Senior Vice President, Health Maintenance
Organization Operations

Previously, Vice President and General Manager,
Trigon Healthkeepers Gold; joined TRIGON in 1996;
prior, VP and General Manager, CIGNA Health Care of CT;
Registered Nurse; M.B.A., University of Connecticut


Kathy Ashby Merry
Senior Vice President,
Member Services

Previously Assistant to the Chief Operating Officer,
Government and Individual Business Unit; Quality
Programs Director; Vice President and General Manager,
Individual Markets; joined TRIGON in 1991; prior,
Executive Director, Blue Ridge Regional Health Care
Coalition; BS, Consumer Studies, University of Kentucky


Ronald M. Nash
Senior Vice President,
Corporate Services

Previously, Vice President, Corporate
Services and Vice President, Personnel
and Administrative Services; joined
TRIGON in 1971; BS, Psychology, University of
Virginia


Paul F. Nezi
Senior Vice President,
Marketing and Sales

Previously, Senior Vice President of Marketing and Underwriting; joined TRIGON in 1996;
prior, Choicecare Executive Vice President and
Chief Marketing Officer; Vice President of
Marketing and Sales Lexis-Nexis; Marketing and
Sales IBM and Xerox; M.B.A., Corporate Finance,
Wharton Graduate School, University of Pennsylvania


Timothy P. Nolan
Senior Vice President,
Business Integration

Joined TRIGON in 1996; prior, McKinsey
& Company; venture capital and investment banking;
M.B.A., Harvard University, Graduate School of
Business Administration


Thomas A. Payne
Senior Vice President,
Corporate Audit

Previously, Director and Vice President,
Corporate Audit; joined TRIGON in 1976; M.B.A.,
University of Richmond


Peter L. Perkins
Senior Vice President,
and Chief Actuary

Previously, Director and Chief Actuary; joined
TRIGON in 1983; Fellow, Society of Actuaries; BS,
Actuarial Science, University of Illinois


J. Christopher Wiltshire
Senior Vice President, General Counsel and
Corporate Secretary

Joined TRIGON in 1996; prior, Partner, Mcguire,
Woods, Battle & Boothe LLP;
J.D., University of Virginia

Board of Directors              (Age on December 31, 1998) Year Elected to Board
--------------------------------------------------------------------------------

Norwood H. Davis, Jr.                        Donald B. Nolan, M.D.
(58) 1981                                    (58) 1983
Chairman of the Board and                    Roanoke Neurological Center
Chief Executive Officer,                     Roanoke
Trigon Healthcare, Inc.
Richmond                                     William N. Powell
                                             (54) 1980
Hunter B. Andrews, Esq.                      President, Salem Tools, Inc.
(77) 1997                                    Salem
Attorney at Law, Former Majority
Leader, Senate of Virginia                   J. Carson Quarles
Hampton                                      (62) 1977
                                             Chairman of the Board
Lenox D. Baker, Jr., M.D.                    Friendship Manor, Inc.
(57) 1985                                    Roanoke
Mid-Atlantic Cardiothoracic,
Surgeons, Ltd.                               R. Gordon Smith, Esq.
Norfolk                                      (60) 1995
                                             Partner, McGuire, Woods, Battle &
James K. Candler                              Boothe LLP
(63) 1984                                    Richmond
President, Candler Oil Co.
Lynchburg                                    Hubert R. Stallard
                                             (61) 1997
Robert M. Freeman                            President and
(57) 1993                                    Chief Executive Officer
Retired Chairman of the Board and            Bell Atlantic of Virginia
 Chief Executive Officer,                    Richmond
Signet Banking Corp.
Richmond                                     Jackie M. Ward
                                             (60) 1993
William R. Harvey, Ph.D.                     President and
(57) 1992                                    Chief Executive Officer
President, Hampton University                Computer Generation, Incorporated
Hampton                                      Atlanta

Gary A. Jobson                               Stirling L. Williamson, Jr.
(48) 1987                                    (63) 1979
President,                                   President,
Maritime Productions, Inc.                   S.L. Williamson Co., Inc.
Annapolis                                    Charlottesville


                                       59