Form 10-K405, Exhibit 13
period 1999-12-31
TRIGON HEALTHCARE INC
filed 2000-03-30
CIK 1017747

                                    Quarterly
                              Financial Information
                    Trigon Healthcare, Inc. and Subsidiaries

                                                                                     Quarters ended
(in thousands, except per share data)                           March 31        June 30     September 30    December 31
-----------------------------------------------------------------------------------------------------------------------
1999
Total revenues                                                  $556,510        587,892        590,407        611,619
Operating income (loss)(1)(3)                                      8,120          9,898        (67,965)        14,650
Income (loss) before income taxes and minority interest(3)        18,962         27,972        (57,661)        42,245
Net income (loss)(3)                                              12,079         18,302        (37,552)        27,634
Earnings per share
  Basic net income (loss)                                           0.29           0.43          (0.91)          0.71
  Diluted net income (loss)                                         0.28           0.43          (0.91)          0.70
  Basic net income excluding realized gains (losses) and
    nonrecurring charge(4)                                          0.44           0.50           0.55           0.62
  Diluted net income excluding realized gains (losses)
    and nonrecurring charge(4)                                      0.43           0.49           0.54           0.62
-----------------------------------------------------------------------------------------------------------------------
1998
Total revenues                                                  $551,741        542,315        545,006        597,290
Operating income(1)                                                2,518          6,829          9,780         12,429
Income before income taxes and minority interest                  51,917         31,483         31,154         74,758
Net income                                                        34,049         20,711         20,213         48,599
Earnings per share
  Basic net income                                                  0.80           0.49           0.48           1.15
  Diluted net income                                                0.80           0.48           0.47           1.13
  Basic net income excluding realized gains(2)                      0.35           0.42           0.47           0.49
  Diluted net income excluding realized gains(2)                    0.35           0.41           0.46           0.49
-----------------------------------------------------------------------------------------------------------------------

(1) Operating income (loss) is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

(2) Net income excluding realized gains per share is calculated as net income per share excluding the after-tax amounts for net realized gains.

(3)  For the quarter ended September 30, 1999 operating income (loss), income
     (loss) before income taxes and minority interest, and net income (loss) include the nonrecurring pretax charge of $79.9 million or $51.9 million net of taxes. See note 20 to the consolidated financial statements for an analysis of the nonrecurring charge.

(4) Net income excluding realized gains (losses) and nonrecurring charge per share is calculated as net income per share excluding the after-tax amounts for net realized gains (losses) and the third quarter 1999 nonrecurring charge.


                                                      17 Trigon Healthcare, Inc.

                              Selected Consolidated
                           Financial & Operating Data
                    Trigon Healthcare, Inc. and Subsidiaries

Years ended December 31,
(in thousands, except per share data and operating statistics)        1999         1998        1997        1996        1995
-----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA
Revenues
  Premium and fee revenues
    Commercial                                                    $ 1,664,261   1,531,107   1,431,114   1,320,596   1,157,899
    Federal Employee Program                                          448,676     407,136     377,722     356,741     329,243
    Amounts attributable to self-funded arrangements                1,216,427   1,090,638   1,062,101   1,077,478     981,741
    Less: amounts attributable to claims under
      self-funded arrangements                                     (1,082,328)   (979,535)   (961,588)   (988,353)   (897,954)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    2,247,036   2,049,346   1,909,349   1,766,462   1,570,929
  Investment income                                                    97,131      85,540      74,684      47,312      45,861
  Net realized gains (losses)                                         (21,957)     77,507      54,063      59,410      52,976
  Other revenues                                                       24,218      23,959      24,376      49,356      53,242
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                                                      2,346,428   2,236,352   2,062,472   1,922,540   1,723,008
-----------------------------------------------------------------------------------------------------------------------------
Expenses
  Medical and other benefit costs
    Commercial                                                      1,374,843   1,263,765   1,194,641   1,086,388     959,328
    Federal Employee Program                                          429,519     388,513     359,915     339,143     312,222
-----------------------------------------------------------------------------------------------------------------------------
                                                                    1,804,362   1,652,278   1,554,556   1,425,531   1,271,550
  Selling, general and administrative expenses                        502,189     389,471     357,921     376,039     346,353
  Interest expense                                                      8,359       5,291       4,602          --          --
  Copayment refund program                                                 --          --          --          --      47,073
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                      2,314,910   2,047,040   1,917,079   1,801,570   1,664,976
-----------------------------------------------------------------------------------------------------------------------------
Income before gain on sale of subsidiary, income taxes,
  minority interest and extraordinary items                            31,518     189,312     145,393     120,970      58,032
Gain on sale of subsidiary                                                 --          --          --      62,253          --
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interest and
  extraordinary items                                                  31,518     189,312     145,393     183,223      58,032
Income tax expense (benefit)                                            8,345      63,237      49,617     (13,626)      8,264
-----------------------------------------------------------------------------------------------------------------------------
Income before minority interest and extraordinary items                23,173     126,075      95,776     196,849      49,768
Minority interest                                                      (2,710)     (2,503)       (723)       (335)      1,934
Extraordinary items, net of income taxes                                   --          --          --    (190,820)     (4,707)
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                        $    20,463     123,572      95,053       5,694      46,995
-----------------------------------------------------------------------------------------------------------------------------

18 Trigon Healthcare, Inc.

Years ended December 31,                                               1999        1998        1997        1996        1995
-------------------------------------------------------------------------------------------------------------------------------
Net income after Demutualization and IPO(1)                         $  20,463     123,572      78,982          --          --
Earnings per share(1)
  Basic net income after Demutualization
    and IPO                                                         $    0.50        2.92        1.87          --          --
  Diluted net income after Demutualization
    and IPO                                                         $    0.49        2.88        1.86          --          --
Basic net income excluding realized gains
    (losses) and nonrecurring charge(6)                             $    2.12        1.73          --          --          --
Diluted net income excluding realized gains
    (losses) and nonrecurring charge(6)                             $    2.09        1.71          --          --          --

Pro forma earnings per share(2)
  Basic and diluted pro forma income before
    extraordinary items                                             $      --          --        2.23        2.73        0.84
  Basic and diluted pro forma net income (loss)                     $      --          --        2.23       (1.77)       0.73
  Basic and diluted pro forma net
    income excluding realized gains
    and extraordinary items(3)                                      $      --          --        1.40        0.87        0.75

OPERATING STATISTICS
Medical loss ratio
  Commercial(6)                                                          81.4%       82.5%       83.5%       82.3%       82.9%
  Federal Employee Program                                               95.7%       95.4%       95.3%       95.1%       94.8%
Selling, general and administrative
  expense ratio(4)(6)                                                    13.2%       12.8%       12.4%       13.4%       13.7%
Operating margin(5)(6)                                                    2.0%        1.5%        1.1%        0.8%        0.4%

December 31,                                                           1999        1998        1997        1996        1995
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and investments                                              $ 1,741,045   1,590,022   1,370,868   1,213,902   1,119,652
Total assets                                                        2,314,115   2,174,225   1,928,820   1,833,148   1,565,331
Obligation for Commonwealth Payment                                        --          --          --     175,000          --
Long-term debt                                                        248,039      89,339      90,147       4,880       4,145
Total shareholders' equity                                            936,957   1,071,224     958,737          --          --
Total surplus                                                              --          --          --     739,780     740,071
-------------------------------------------------------------------------------------------------------------------------------

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

(4) The selling, general and administrative expense ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains (losses).

(5) The operating margin ratio is calculated by dividing operating income by premium and fee revenues and other revenues. Operating income is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

(6) The 1999 basic and diluted net income excluding realized gains (losses) and nonrecurring charge and the 1999 operating statistics exclude the nonrecurring pretax charge of $79.9 million or $51.9 million net of tax. See note 20 to the consolidated financial statements for an analysis of the nonrecurring charge. The 1999 operating statistics including the nonrecurring charge were as follows: commercial medical loss ratio, 82.6%; selling, general and administrative ratio, 15.0%; and operating margin, (1.6)%.


                                                      19 Trigon Healthcare, Inc.

                                  Management's
                              Discussion & Analysis
                of Financial Condition and Results of Operations

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

     The Company divides its business into four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including health maintenance organizations (HMO), preferred provider organizations (PPO) and traditional indemnity products with access to the Company's participating provider network
(PAR) as well as Medicare supplement plans. The government programs segment includes the Federal Employee Program (FEP) and claims processing for Medicare. Through its participation in the national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management (OPM), the Company provides health benefits to federal employees in Virginia. FEP revenues represent the reimbursement by OPM of medical costs incurred including the actual cost of administering the program, as well as a performance-based share of the national program's overall profit. The Company discontinued its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, effective August 31, 1999. Additionally, the Company discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans through November 1999. As an administrative agent for Medicare, the Company allocated operating expenses to determine reimbursement due for services rendered in accordance with the contract. Medicare claims processed are not included in the consolidated statements of operations and the reimbursement of allocated operating expenses is recorded as a reduction of the Company's selling, general and administrative expenses. All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, third-party administration for medical and workers' compensation, health promotion and similar products, is reflected in an "all other" category.

     Within the Company's health insurance network product offerings, employer groups may choose various funding options ranging from fully-insured to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or portions of the claims risk.

ENROLLMENT

The following table sets forth the Company's enrollment data by network:

As of December 31,                     1999            1998           1997
--------------------------------------------------------------------------------
Health Insurance
Commercial
  HMO                                     274,184         255,879        255,548
  PPO                                     378,406         297,939        263,828
  PAR                                     151,673         165,239        192,825
  Medicaid/Medicare HMO                    51,404          31,338         35,488
  Medicare supplement                     119,050         121,322        125,686
--------------------------------------------------------------------------------
Total commercial excluding
  Mid-South                               974,717         871,717        873,375
Self-funded                               672,906         639,971        654,004
Processed for other
  Blue Cross and
  Blue Shield Plans (ASO)                   4,639           5,545         15,728
--------------------------------------------------------------------------------
Total health insurance
  excluding Mid-South                   1,652,262       1,517,233      1,543,107
--------------------------------------------------------------------------------
Government
Federal Employee
  Program (PPO)                           216,089         213,017        207,457
--------------------------------------------------------------------------------
Total government                          216,089         213,017        207,457
--------------------------------------------------------------------------------
Total excluding Mid-South               1,868,351       1,730,250      1,750,564
Mid-South, commercial                          --         105,056         64,143
Mid-South, ASO                                 --          26,065         25,663
--------------------------------------------------------------------------------
Total                                   1,868,351       1,861,371      1,840,370
--------------------------------------------------------------------------------


20 Trigon Healthcare, Inc.

PREMIUM AND PREMIUM EQUIVALENTS
BY NETWORK SYSTEM

The following table sets forth the Company's premium and premium equivalents by network (in thousands):

Years ended December 31,                      1999         1998         1997
-------------------------------------------------------------------------------
Health Insurance
Commercial
  HMO                                      $  397,715      383,850      353,059
  PPO                                         550,407      428,564      380,534
  PAR                                         284,587      310,971      352,630
  Medicaid/Medicare HMO                       104,604       60,696       57,664
  Medicare supplement                         229,824      222,231      212,516
-------------------------------------------------------------------------------
Total commercial excluding
  Mid-South                                 1,567,137    1,406,312    1,356,403
Self-funded                                 1,216,427    1,090,638    1,062,101
-------------------------------------------------------------------------------
Total health insurance
  excluding Mid-South                       2,783,564    2,496,950    2,418,504
-------------------------------------------------------------------------------
Government
Federal Employee
  Program (PPO)                               448,676      407,136      377,722
-------------------------------------------------------------------------------
Total government                              448,676      407,136      377,722
-------------------------------------------------------------------------------
Total excluding Mid-South                   3,232,240    2,904,086    2,796,226
Mid-South, commercial                          97,124      124,795       74,711
-------------------------------------------------------------------------------
Total                                      $3,329,364    3,028,881    2,870,937
-------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Trigon Healthcare, Inc. announced on October 5, 1999 that Mid-South Insurance Company (Mid-South), a subsidiary, intended to exit the health insurance market effective April 30, 2000. The Company's decision was due to the continued unacceptable performance and increased medical costs of Mid-South and will allow the Company to concentrate its efforts and resources on growing the successful Virginia business and the pursuit of other growth opportunities. The Company's action resulted in a third quarter nonrecurring after-tax charge of $51.9 million including $36.3 million for intangibles, $13.4 million increase to claim reserves and $2.2 million for other costs.

     Premium and fee revenues increased 9.6% to $2.247 billion in 1999 from $2.049 billion in 1998. The $197.7 million increase is due to a combination of rate increases and enrollment growth in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment and the third quarter 1999 Mid-South market exit. Specifically, commercial HMO revenues increased 13.0% to $502.3 million in 1999 from $444.5 million in 1998. The $57.8 million increase in commercial HMO revenues is the result of a 5.6% increase in the average revenue per member and a 7.0% increase in member months. Total commercial PPO revenues grew to $550.4 million in 1999 from $428.6 million last year, a 28.4% increase, driven by average revenue per member increases of 5.4% and a 21.9% increase in member months. Commercial PAR revenues declined to $284.6 million from $311.0 million in 1998 as a result of the continued transition of members to the more tightly managed HMO and PPO networks offset by a 3.7% increase in the average revenue per member. The Mid-South market exit resulted in a $27.7 million decrease in commercial revenue. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 4.1% to $138.94 for 1999 from $133.50 for 1998. Self-funded margins increased $23.0 million or 20.7% due to a 16.3% increase in margin per member per month. The government segment's FEP revenues increased 10.2% to $448.7 million from $407.1 million last year. The increase is due to increased medical costs to be reimbursed by OPM and a 1.4% increase in enrollment.

     Total enrollment increased to 1,868,351 as of December 31, 1999 from 1,861,371 as of December 31, 1998. The increase was a result of a 3,908 increase in the Company's health insurance segment, reflecting an increase of 135,029 members in the Virginia enrollment offset by a decrease of 131,121 members due to the Mid- South market exit, and a 3,072 increase in the government segment. The Virginia enrollment increase was the result of a 103,000 increase in commercial enrollment, an 11.8% increase, and a 32,029 increase in self-funded enrollment. Enrollment in the HMO network increased by 13.4% over the prior year, aided by the one-time increase of about 17,000 Medicaid members announced in the second quarter and accounts for 33.4% of the total commercial


                                                      21 Trigon Healthcare, Inc.

                                  Management's
                              Discussion & Analysis
                of Financial Condition and Results of Operations
                                  (continued)

enrollment. Enrollment in the PPO network as of December 31, 1999 increased 27.0% over December 31, 1998 and accounts for 38.8% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 8.2% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 15.6% of the Company's commercial enrollment. The 5.0% increase in self-funded enrollment is primarily the result of the addition of large national groups on January 1, 1999.

     Investment income increased 13.6% to $97.1 million in 1999 from $85.5 million in 1998. Net realized gains and losses decreased to a loss of $22.0 million in 1999 from a gain of $77.5 million in 1998. The increase in investment income is due to a shift in the portfolio mix, positive cash flow from operations, lengthened duration for portions of the bond portfolio and reduced investment expenses. The net realized losses for 1999 reflected the Company's repositioning of the investment portfolio in an environment of rising interest rates by reducing treasury holdings and increasing investments in municipal and corporate bonds and mortgage-backed securities.

     Medical costs increased 9.2% to $1.804 billion in 1999 from $1.652 billion in 1998. The $152.1 million increase included $20.6 million for the increase to claim reserves related to the Mid-South announcement. The remaining $131.5 million increase is a result of growth in the Virginia health insurance segment's commercial enrollment partially offset by Mid-South's market exit in the fourth quarter of 1999, expected levels of medical cost inflation and an increase in the government segment's FEP medical costs reimbursed by OPM. Excluding the Mid-South charge, the medical cost per member per month for the Company's commercial business increased 2.6% to $113.06 in 1999 from $110.19 in 1998. Combined with a 4.1% increase in commercial premium revenues per member per month, the loss ratio on commercial business, excluding the Mid-South charge, improved to 81.4% from 82.5% in 1998. The loss ratio improvement can be attributed to a combination of factors including, the favorable impact of a number of medical cost management initiatives and pricing discipline. Regarding medical cost management initiatives, the Company continues to diligently work at negotiating lower reimbursement rates with facilities and to better manage utilization. During the twelve month period ended December 31, 1999, commercial Virginia pharmacy cost and utilization trends declined to 7.4% in 1999 from 11.4% in 1998 as a result of converting group members to a "three-tier" co-pay benefit design at renewal. Outpatient cost per member increased by only 0.5% for the same period due to the Company's conversion to a fixed fee schedule for services from percentage of charge type arrangements. In addition, the Company is taking a more active role in working with physicians and specialists to manage medical costs and to continue implementing national medical management guidelines.

     Selling, general and administrative expenses (SG&A) increased by 28.9% to $502.2 million in 1999 from $389.5 million in 1998. The nonrecurring SG&A charge of $59.3 million for the Mid-South market exit represents 53% of the increase. The SG&A ratio, exclusive of this charge increased to 13.2% in 1999 from 12.8% in 1998. This increase is attributed to strong growth in commission-based individual and small group business, the incremental cost of marketing and sales efforts and the cost of additional investments being made to support future performance.

     Interest expense in 1999 was $8.4 million compared to $5.3 million in 1998. Interest expense is the result of the $245 million outstanding on the revolving credit agreement used to fund a portion of the payment made to the Commonwealth of Virginia in February 1997 (Commonwealth Payment) in accordance with the Plan of Demutualization (Demutualization) and the Initial Public Offering (IPO) and to fund the stock buyback program initiated in 1999.

     Income before income taxes and minority interest decreased $157.8 million to $31.5 million in 1999 from $189.3 million in 1998. The decrease is a result of the Mid-South charge of $79.9 million, reduced net realized gains of $99.5 million, higher interest expense of $3.0 million, offset by higher investment income of $11.6 million and a $13.0 million increase in operating income (defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses). Operating income increased primarily due to improving margins in the health insurance segment resulting from pricing and medical cost management efforts.


22 Trigon Healthcare, Inc.

The effective tax rate on income before income taxes and minority interest, exclusive of the third quarter Mid-South charge, for 1999 and 1998 was 32.6% and 33.4%, respectively. The effective tax rate differs from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Premium and fee revenues increased 7.3% to $2.049 billion in 1998 from $1.909 billion in 1997. The $140.0 million increase is due to a combination of rate increases and enrollment growth in the Company's health insurance segment HMO, PPO and Non-Virginia networks, offset by expected declines in the segment's PAR network enrollment. Specifically, commercial HMO revenues increased 8.2% to $444.5 million in 1998 from $410.7 million in 1997. The $33.8 million increase in commercial HMO revenues is the result of a 6.1% increase in the average revenue per member and a 2.0% increase in member months. Total commercial PPO revenues grew to $428.6 million in 1998 from $380.5 million last year, a 12.6% increase, driven by a 12.0% increase in member months. Commercial PAR revenues declined to $311.0 million from $352.6 million in 1997 as a result of the continued transition of members to the more tightly managed HMO and PPO networks offset by a 5.9% increase in the average revenue per member. Finally, non-Virginia revenues increased 67.0% to $124.8 million up from $74.7 million last year. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 3.6% to $133.50 for 1998 from $128.84 for 1997. The government segment's FEP revenues increased 7.8% to $407.1 million from $377.7 million last year. The increase is due to increased medical costs to be reimbursed by OPM and a 2.7% increase in enrollment.

     Total enrollment increased to 1,861,371 as of December 31, 1998 from 1,840,370 as of December 31, 1997. Including Mid-South, the increase was the result of a 15,441 increase in the Company's health insurance segment and a 5,560 increase in the government segment. The health insurance segment increase was the result of a 39,255 increase in commercial enrollment offset by a decline in self-funded members of 23,814. Total commercial enrollment increased 4.2% to 976,773 members as of December 31, 1998 from 937,518 members as of December 31, 1997. Enrollment in the HMO network decreased by 1.3% over the prior year and accounts for 29.4% of total commercial enrollment. The decline in enrollment can be attributed to the loss of certain large unprofitable groups that left as a result of pricing increases, groups lost as a result of mergers and the Company's decision to withdraw from the Medicaid HMO program in the Richmond, Virginia area. Excluding these events, the HMO enrollment grew more than 10%. Enrollment in the PPO network as of December 31, 1998 increased 12.9% over December 31, 1997 and accounts for 30.5% of the Company's commercial enrollment. Non-Virginia enrollment increased 63.8% over the prior year and now accounts for 10.8% of total commercial enrollment. Growth in PPO and Non-Virginia enrollment was offset by an expected decline of 14.3% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 16.9% of the Company's total commercial enrollment. The decline in self-funded enrollment of 23,814 members partially reflects the Company's efforts to increase fees to levels that appropriately reflect the value delivered through the Company's network design and medical management techniques. The decline also reflects the migration of approximately 10,200 national account members (ASO only) from the Company's systems to an interplan system where the Company continues to process claims for other Blue Cross and Blue Shield Plans.

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


                                                      23 Trigon Healthcare, Inc.

                                  Management's
                              Discussion & Analysis
                of Financial Condition and Results of Operations
                                   (continued)

     Other revenue decreased by 1.7% to $24.0 million in 1998 from $24.4 million in 1997. The $0.4 million decrease reflects the Company's strategy of redirecting the health and wellness subsidiary's efforts toward providing its product offerings and services to the Company instead of selling these services to third parties. In addition, 1998 revenues are reduced for revenues associated with the Company's network development subsidiary which ceased operations as of the end of 1997.

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

     Selling, general and administrative expenses increased by 8.8% to $389.5 million in 1998 from $357.9 million in 1997. The increase is a result of higher volumes and the incremental cost of certain initiatives. SG&A expenses increased by $22.3 million as a result of increased Non-Virginia volume and as a result of a higher broker commission scale for business sold in Virginia. Medicare HMO start-up costs, development of customer service "call center" technology and incremental costs associated with preparing systems for the Year 2000 have increased expenses by $6.2 million in 1998 compared to 1997. In the first quarter of 1998 the Company adopted AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The SOP requires the capitalization and amortization of certain costs related to internal-use software but may not be applied to the costs associated with the Year 2000 conversion. The adoption of the SOP resulted in a $4.4 million reduction to SG&A in 1998. In the fourth quarter of 1997, the Company eliminated the postretirement medical benefit program for a substantial portion of its employees. The elimination of this benefit resulted in a one-time curtailment gain of nearly $4.0 million, which was recorded as a reduction to SG&A expenses. Overall, the SG&A ratio was 12.8% for the current year as compared to 12.4% for 1997.

     Interest expense in 1998 was $5.3 million compared to $4.6 million in 1997. Interest expense is the result of the $85 million outstanding on the revolving credit agreement used to fund a portion of the payment made to the Commonwealth of Virginia in February 1997 (Commonwealth Payment) in accordance with the Plan of Demutualization (Demutualization) and the Initial Public Offering (IPO).

     Income before income taxes and minority interest increased $43.9 million to $189.3 million in 1998 from $145.4 million in 1997. The increase is a result of higher net realized gains on the sale of investments of $23.4 million, higher investment income of $10.8 million and an $10.3 million increase in operating income (defined as premium and fee revenues and


24 Trigon Healthcare, Inc.

other revenues less medical and other benefit costs and selling, general and administrative expenses). Operating income increased primarily due to improving margins in the health insurance segment resulting from pricing and medical cost management efforts.

     The effective tax rate for 1998 decreased to 33.4% from 34.1% in 1997. During 1998, the Company increased its investment in tax-exempt municipal bonds thereby increasing the amount of tax-exempt investment income earned.

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

     The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. Trigon fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates as well as market and economic conditions. Accordingly, the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio includes government and corporate securities, both domestic and international, with an average quality rating of "A" as of December 31, 1999. The portfolio had an average contractual maturity of 7.4 years as of December 31, 1999. A portion of the fixed income portfolio is designated as a short-term fixed income portfolio and is intended to cover near-term cash flow needs and to serve as a buffer for unanticipated business needs. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international portfolio is diversified by industry, country and currency-related exposure. As of December 31, 1999, the Company's equity exposure, comprised of direct equity as well as equity-indexed investments, was 11% of the total portfolio, as compared to 14% as of December 31, 1998.

     The Company has a $300 million revolving credit agreement with a syndicate of banks, which expires February 2002. The Company borrowed an additional $160 million under the revolving credit agreement during 1999 increasing the total borrowed and outstanding under this agreement to $245 million as of December 31, 1999. The additional borrowings were used in part to provide funding for the stock repurchase program.

     The Company commenced its previously suspended stock repurchase program in June 1999. Under the program, up to ten percent of the Company's common stock may be repurchased. The purchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions and may be discontinued at any time. The repurchases are subject to restrictions relating to volume, price, timing and debt covenant requirements. During 1999, the Company purchased 4.1 million shares of its common stock at a cost of approximately $130.7 million. The excess of the cost of the acquired shares over par value is charged on a pro rata basis to capital in excess of par and retained earnings. On February 7, 2000, the Company announced that its Board of Directors had authorized the Company to purchase another ten percent of its common stock, or approximately 3.8 million shares.

     Cash provided by operating activities for the years ended December 31, 1999 and 1998 was $188.8 million and $151.6 million, respectively. The increase in cash provided by operations in 1999 is primarily due to the timing of premium receipts and claims and other operating liability payments between years.

     Net cash used in investing activities increased to $213.3 million for the year ended December 31, 1999 from $144.8 million for 1998. This increase is primarily due to investment purchases made with the proceeds from long-term debt that was obtained to help fund the stock repurchase program, the reinvestment of investment income and cash flows from operations.

     Cash provided by (used in) financing activities increased to $19.5 million for 1999 from $(6.3) million for 1998. The increase is primarily due to the proceeds from long-term debt offset by the costs associated with the repurchase of the Company's common stock.

     The Company believes that cash flow generated by operations and its cash and investment balances will be sufficient to


                                                      25 Trigon Healthcare, Inc.

                                  Management's
                              Discussion & Analysis
                of Financial Condition and Results of Operations
                                 (continued)

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

     The Company announced on July 2, 1999 that it would withdraw its Medicare+Choice HMO product effective January 1, 2000 due to concerns about reduced government reimbursements for such plans. The Company expects that the decision will not have a material impact on the financial condition and results of operations of the Company.

YEAR 2000 READINESS DISCLOSURE

The Year 2000 computer date change issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs and infrastructure systems that have date-sensitive software may recognize a date using "00", for example, as the Year 1900 rather than the Year 2000. Failure to adequately address this issue could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process claims, prepare invoices, retain membership data, maintain accounting records, safeguard and manage its invested assets and operating cash accounts, perform utilization management, provide adequate customer service and other similar processes.

     The Company began its Year 2000 project in late 1994. As of December 31, 1999, the Company completed all planned efforts to prepare its critical computer systems and application software and key business functions for the Year 2000. The Company's Year 2000 project involved four phases: inventory/ assessment, remediation, testing and implementation. Uniform project management techniques were used with overall oversight responsibility residing with the Company's Senior Vice President and Chief Information Officer. Those plans addressed hardware and software maintained by the Company, software products licensed from external vendors and functions outsourced to external vendors. The plan also included "infrastructure systems" and non-IT systems and equipment, which contain date-sensitive imbedded hardware or software. In addition, comprehensive contingency and business resumption plans were developed for critical systems and functions. The Company also developed extensive millennium crossover plans, which covered the actions to be executed in the days immediately before and after December 31, 1999. The Company used both external and internal resources for the project.

     The incremental costs for the Year 2000 project were $19.4 million through December 31, 1999, including $3.8 million incurred during 1999. The costs have been expensed as incurred and were funded through operating cash flows. The Company does not anticipate any additional incremental costs after December 31, 1999.

     The Company experienced no significant Year 2000-related problems with any of its critical computer systems, application software and key business functions. Additionally, the Company has not experienced material disruptions as a result of noncompliance by its critical outsourcing vendors and business partners. As part of the ongoing production monitoring process, the Company will continue to monitor its critical computer systems, application software, outsourcing vendors and business partners for possible problems related to the Year 2000 computer date change.

REGULATORY AND OTHER DEVELOPMENTS

The Company's business is subject to a changing legal, legislative and regulatory environment. Some of the more significant current issues that may affect the Company's business include:

 .    efforts to expand tort liability of health plans;

 .    proposed class action lawsuits targeting the health care industry's efforts to deliver quality care at affordable costs; and

 .    initiatives to increase health care regulation.

     Pending initiatives to increase health care regulation at the federal level include "managed care reform" and "patients' bill of rights" legislation. The bill that has passed the House of Representatives would expand tort liability for health plans and change the practices for defining medical necessity. The corresponding bill that passed the Senate lacks similar provisions. Given these differences between the House and Senate bills


26 Trigon Healthcare, Inc.

and the general uncertainty of the political process, it is not possible to determine what, if any, legislation will ultimately be enacted or what the effect on the Company of any such legislation would be.

     Several major companies in the health care industry have had proposed class action lawsuits filed against them by a coalition of plaintiffs' attorneys. Given that no such lawsuits are currently pending against the Company and given the uncertainties of predicting the outcome of litigation generally, it is not possible to determine at this time what the ultimate effect, if any, on the Company of any such litigation would be.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133. The Statement defers the effective date to fiscal years beginning after June 15, 2000. SFAS Statement No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is presently evaluating the effect of SFAS No. 133 on its financial statements.

FORWARD-LOOKING INFORMATION

This item, "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements concerning financial condition, results of operations and business of the Company and its subsidiaries. Such forward-looking statements are subject to inherent risks and uncertainties, many of which are beyond the control of the Company, that may cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, rising health care costs, business conditions and competition in the managed care industry, government action and other regulatory issues.


                                                      27 Trigon Healthcare, Inc.

                          Quantitative and Qualitative
                                   Disclosures
                                About Market Risk

As a result of its investing and borrowing activities, the Company is exposed to financial market risks, specifically those resulting from changes in interest rates, foreign currency exchange rates and marketable equity security prices. All of the potential changes noted below are based upon sensitivity analyses performed on the Company's investment holdings as of December 31, 1999. Actual results may vary materially.

     All of the Company's investments are categorized as available-for-sale. The majority of these are fixed income securities. Market risk is addressed by actively managing the duration and diversification of the portfolio. The Company has evaluated the impact on the portfolio's fair value considering a 100 basis point change in interest rates over the next twelve-month period. A hypothetical 100 basis point increase in interest rates would result in an approximate $45.5 million increase in fair value, whereas a corresponding 100 basis point decrease in interest rates would result in an approximate $217.4 million increase in fair value. This analysis includes the assumption that the 100 basis point change occurs evenly throughout the twelve-month period. The analysis also assumes investment income earned is reinvested into the portfolio thus mitigating the effects of change in fair value from an increase in interest rates or enhancing the effects of change in fair value from a decrease in interest rates over the twelve-month period. Moreover, the analysis is performed at the individual portfolio level, with only the sum of these amounts presented herein.

     The Company's equity portfolio is comprised of domestic and international direct equity investments as well as domestic equity-indexed investments. An immediate 10% decrease in each equity investment's value, arising from a combination of market and foreign exchange movement, would result in a fair value decrease of $25.4 million. Correspondingly, an immediate 10% increase in each equity investment's value, attributable to the same two factors, would result in a fair value increase of $25.4 million. The majority of the $109.4 million international equity portfolio is non-U.S. dollar denominated. Foreign currency forward contracts are utilized to hedge some, but not all, of the Company's foreign currency exposure.

     As of December 31, 1999, the Company has long-term debt outstanding in the amount of $249.3 million. Of this amount, only $1.3 million represents obligations with a fixed interest rate. Therefore, the impact of an interest rate increase or decrease upon the fair value of the Company's long-term debt would be de minimus.

                                Market Prices of
                                  Common Stock
                                and Dividend Data

The Class A common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol TGH. The reported high and low closing prices by quarter during 1999 and 1998 were as follows:

1999               High     Low
------------------------------------
First quarter     $37 7/16  31 15/16
Second quarter     39       29 15/16
Third quarter      38 5/8   29 1/4
Fourth quarter     31 1/2   23
------------------------------------
1998               High     Low
------------------------------------
First quarter     $32       23 7/8
Second quarter     36 9/16  28 13/16
Third quarter      35 5/16  26 1/2
Fourth quarter     38 3/16  25 1/4
------------------------------------

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

     As of February 22, 2000, there were 86,190 shareholders of record of the Company's Class A common stock.

28 Trigon Healthcare, Inc.

                                  Consolidated
                                 Balance Sheets

                    Trigon Healthcare, Inc. and Subsidiaries
                           December 31, 1999 and 1998

(in thousands, except per share data)                           1999        1998
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
 Cash                                                     $    2,530       7,500
 Investment securities, at estimated fair value (note 4)   1,738,515   1,582,522
 Premiums and other receivables (note 5)                     397,499     378,436
 Deferred income taxes (note 11)                              16,827          --
 Other                                                        14,099      10,891
--------------------------------------------------------------------------------
Total current assets                                       2,169,470   1,979,349
--------------------------------------------------------------------------------
Property and equipment, net (note 6)                          51,238      47,890
Deferred income taxes (note 11)                               59,499      55,841
Goodwill and other intangibles, net                           14,561      62,999
Restricted investments, at estimated fair value (note 4)       9,887      10,347
Other assets                                                   9,460      17,799
--------------------------------------------------------------------------------
Total assets                                              $2,314,115   2,174,225
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Medical and other benefits payable (note 7)              $  544,120     468,455
 Unearned premiums                                           120,290      99,464
 Accounts payable and accrued expenses                        81,867      67,971
 Deferred income taxes (note 11)                                  --       8,022
 Other liabilities (note 9)                                  257,231     231,151
--------------------------------------------------------------------------------
Total current liabilities                                  1,003,508     875,063
--------------------------------------------------------------------------------
Obligations for employee benefits, noncurrent (note 13)       49,287      55,022
Medical and other benefits payable, noncurrent (note 7)       65,929      75,212
Long-term debt (note 12)                                     248,039      89,339
Minority interest in subsidiary                               10,395       8,365
--------------------------------------------------------------------------------
Total liabilities                                          1,377,158   1,103,001
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
 Common stock, $0.01 par; shares issued and outstanding:
  38,200, 1999; 42,300, 1998 (notes 2 and 14)                    382         423
 Capital in excess of par (note 2)                           816,517     839,187
 Retained earnings (note 2)                                  112,896     202,554
 Unearned compensation--restricted stock (note 14)            (1,926)         --
 Accumulated other comprehensive income (note 16)              9,088      29,060
--------------------------------------------------------------------------------
Total shareholders' equity                                   936,957   1,071,224
Commitments and contingencies (notes 8 and 22)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                $2,314,115   2,174,225
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                                      Trigon Healthcare, Inc. 29

                                  Consolidated
                            Statements of Operations

                    Trigon Healthcare, Inc. and Subsidiaries
                  Years ended December 31, 1999, 1998 and 1997

(in thousands, except per share data)           1999         1998        1997
--------------------------------------------------------------------------------
REVENUES
 Premium and fee revenues
  Commercial                                $ 1,664,261   1,531,107   1,431,114
  Federal Employee Program                      448,676     407,136     377,722
  Amounts attributable to self-funded
   arrangements                               1,216,427   1,090,638   1,062,101
  Less: amounts attributable to claims
   under self-funded arrangements            (1,082,328)   (979,535)   (961,588)
--------------------------------------------------------------------------------
                                              2,247,036   2,049,346   1,909,349
 Investment income (note 4)                      97,131      85,540      74,684
 Net realized gains (losses) (note 4)           (21,957)     77,507      54,063
 Other revenues (note 10)                        24,218      23,959      24,376
--------------------------------------------------------------------------------
Total revenues                                2,346,428   2,236,352   2,062,472
--------------------------------------------------------------------------------
EXPENSES
 Medical and other benefit costs (notes 7
  and 20)
  Commercial                                  1,374,843   1,263,765   1,194,641
  Federal Employee Program                      429,519     388,513     359,915
--------------------------------------------------------------------------------
                                              1,804,362   1,652,278   1,554,556
 Selling, general and administrative
  expenses (notes 3, 13 and 20)                 502,189     389,471     357,921
 Interest expense (note 12)                       8,359       5,291       4,602
--------------------------------------------------------------------------------
Total expenses                                2,314,910   2,047,040   1,917,079
--------------------------------------------------------------------------------
Income before income taxes and minority
 interest                                        31,518     189,312     145,393
Income tax expense (note 11)                      8,345      63,237      49,617
--------------------------------------------------------------------------------
Income before minority interest                  23,173     126,075      95,776
Minority interest                                 2,710       2,503         723
--------------------------------------------------------------------------------
Net income                                  $    20,463     123,572      95,053
--------------------------------------------------------------------------------
Net income after Demutualization and IPO
 (notes 2 and 15)                           $    20,463     123,572      78,982
--------------------------------------------------------------------------------
Earnings per share (notes 2 and 15)
 Basic net income after Demutualization
  and IPO                                         $0.50        2.92        1.87
--------------------------------------------------------------------------------
 Diluted net income after Demutualization
  and IPO                                         $0.49        2.88        1.86
--------------------------------------------------------------------------------
Pro forma earnings per share (notes 2 and 15)
 Basic and diluted pro forma net income                                   $2.23
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

30 Trigon Healthcare, Inc.

                      Consolidated Statements of Changes in
                  Shareholders' Equity and Comprehensive Income

                    Trigon Healthcare, Inc. and Subsidiaries
                  Years ended December 31, 1999, 1998 and 1997

                                                                                                          Accumulated
                                                                    Capital                                  other        Total
                                                         Common    in excess   Retained      Unearned    comprehensive shareholders'
(in thousands)                                            stock      of par    earnings    Compensation     income        equity
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 1997                           $     --         --    706,259           --          33,521     739,780
Net income before Demutualization                             --         --     16,071           --              --      16,071
Net income after Demutualization                              --         --     78,982           --              --      78,982
Net unrealized gains on investment securities, net
 of income taxes (notes 4 and 16)                             --         --         --           --           3,776       3,776
                                                                                                                      ----------
Comprehensive income                                                                                                     98,829
Issuance of 24,475 shares to eligible policyholders
 in the
 Demutualization and cash payments to eligible
  policyholders in lieu of shares of common stock            245    630,941   (722,330)          --              --     (91,144)
Issuance of 17,825 shares in the Initial Public
 Offering, net of expenses                                   178    215,027         --           --              --     215,205
Purchase and reissuance of common stock under stock
 option and other employee benefit plans, including
 tax benefits                                                 --       (144)        --           --              --        (144)
Common stock held by consolidated grantor trusts
 (note 14)                                                    --     (3,789)        --           --              --      (3,789)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1997                              423    842,035     78,982           --          37,297     958,737
Net income                                                    --         --    123,572           --              --     123,572
Minimum pension liability adjustment, net of income
 taxes (notes 13 and 16)                                      --         --         --           --          (1,149)     (1,149)
Net unrealized losses on investment securities, net
 of income taxes (notes 4 and 16)                             --         --         --           --          (7,088)     (7,088)
                                                                                                                      ----------
Comprehensive income                                                                                                    115,335
Adjustment to cash payments to eligible
 policyholders in lieu of shares of common stock
 in the Demutualization                                       --       (690)        --           --              --        (690)
Purchase and reissuance of common stock under stock
 option and other employee benefit plans, including
 tax benefits                                                 --     (1,307)        --           --              --      (1,307)
Change in common stock held by consolidated grantor
 trusts (note 14)                                             --       (851)        --           --              --        (851)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1998                              423    839,187    202,554           --          29,060   1,071,224
Net income                                                    --         --     20,463           --              --      20,463
Change in minimum pension liability, net of income
 taxes (notes 13 and 16)                                      --         --         --           --             834         834
Net unrealized losses on investment securities, net
 of income taxes (notes 4 and 16)                             --         --         --           --         (20,806)    (20,806)
                                                                                                                      ----------
Comprehensive income                                                                                                        491
Repurchase and retirement of common stock                    (41)   (20,500)  (110,121)          --              --    (130,662)
Purchase and reissuance of common stock under stock
 option and other employee benefit plans, including tax
 benefits and net of amortization                             --       (767)        --       (1,926)             --      (2,693)
Change in common stock held by consolidated grantor
 trusts (note 14)                                             --     (1,403)        --           --              --      (1,403)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 1999                             $382    816,517    112,896       (1,926)          9,088     936,957
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                                      Trigon Healthcare, Inc. 31

                                 Consolidated
                           Statements of Cash Flows

                   Trigon Healthcare, Inc. and Subsidiaries
                 Years ended December 31, 1999, 1998 and 1997


(in thousands)                                1999         1998         1997
--------------------------------------------------------------------------------
Net cash provided by (used in)
 operating activities (note 19)           $   188,823      151,580     (116,982)
--------------------------------------------------------------------------------
Cash flows from investing activities
 Proceeds from sale of property and
  equipment and other assets                      342           13          790
 Capital expenditures                         (17,827)     (16,857)      (8,226)
 Investment securities purchased           (4,293,560)  (3,797,307)  (4,784,150)
 Proceeds from investment securities sold   3,347,933    2,845,399    3,897,611
 Maturities of fixed income securities        749,828      823,942      777,626
--------------------------------------------------------------------------------
Net cash used in investing activities        (213,284)    (144,810)    (116,349)
--------------------------------------------------------------------------------
Cash flows from financing activities
 Proceeds from long-term debt                 160,000           --       85,439
 Payments on long-term debt                        --         (808)        (172)
 Payments to members in lieu of common
  stock pursuant to Plan of Demutualization        --         (690)     (91,144)
 Net proceeds from issuance of common stock        --           --      215,205
 Purchase and reissuance of common stock
  under employee benefit and stock option
  plans                                        (3,694)      (1,307)        (144)
 Common stock purchased by consolidated
  grantor trusts                               (1,403)        (851)      (3,789)
 Purchase and retirement of common stock     (130,662)          --           --
 Change in outstanding checks in excess
  of bank balance                              (4,750)      (2,624)       3,464
--------------------------------------------------------------------------------
Net cash provided by (used in)
 financing activities                          19,491       (6,280)     208,859
--------------------------------------------------------------------------------
Increase (decrease) in cash                    (4,970)         490      (24,472)
Cash--beginning of year                         7,500        7,010       31,482
--------------------------------------------------------------------------------
Cash--end of year                         $     2,530        7,500        7,010
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

32 Trigon Healthcare, Inc.

                                      Notes
                      to Consolidated Financial Statements

                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997

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

     Trigon Healthcare, Inc. owns 100% of Trigon Insurance Company, HealthKeepers, Inc., Mid-South Insurance Company (Mid-South), Trigon Health and Life Insurance Company, Trigon Services, Inc., Consolidated Holdings Corporation, Trigon Administrators, Inc., Trigon Disability Services Company, Health Management Corporation and Monticello Service Agency, Inc. Additionally, Trigon Healthcare, Inc. owns 80% of Priority, Inc. and 51% of Peninsula Health Care, Inc. Through its subsidiary, Trigon Insurance Company, and its health maintenance organization (HMO) subsidiaries, the Company is the largest managed health care company in Virginia, providing nearly 1.9 million customers with a comprehensive spectrum of managed care products and services provided primarily through three provider network systems. Trigon Insurance Company participates in a national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP). The various subsidiaries provide complementary products and services to customers and non-customers of Trigon Insurance Company including disease management programs, third-party administration for medical and workers' compensation, health promotion and similar products.

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

                                                      Trigon Healthcare, Inc. 33

                                      Notes
                      to Consolidated Financial Statements

                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997

                                   (continued)

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

Investment Securities

Investment securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investment securities are considered available-for-sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment securities, net of deferred income taxes, is included in accumulated other comprehensive income in shareholders' equity. A decline in the fair value of any investment security below cost, that is deemed other than temporary, is recorded as a realized loss resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.

     Certain of the Company's investment securities are denominated in foreign currencies. The Company utilizes forward currency contracts and foreign currency options to hedge exposure to fluctuations in foreign currency exchange rates. The forward contracts and options are reflected as investment securities on the consolidated balance sheets at fair value. Unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income in shareholders' equity along with the unrealized gains and losses on the securities being hedged. When the securities hedged by these contracts are sold, gains or losses on these contracts are reflected in the consolidated statements of operations as net realized gains (losses).

     The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts is limited to that of the market value of the underlying portfolios. Should this limitation be exceeded, futures contracts are immediately terminated in order to comply with this restriction. Initial margins in the form of securities are maintained with the counterparties for these transactions. Changes in fair value of financial futures, determined on a daily basis, are recorded as realized gains or losses in the consolidated statements of operations. Terminations of contracts are accounted for in the same manner.

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

     Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

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

34 Trigon Healthcare, Inc.

     Amortization was $5,812,000, $5,355,000 and $7,689,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Accumulated amortization as of December 31, 1999 and 1998 was $7,866,000 and $19,076,000, respectively.
Goodwill and other intangibles related to Mid-South in the amount of $42,626,000 were written-off during 1999 (note 20).

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

Agency Contracts

As fiscal intermediary for Medicare through August 31, 1999 and administrative agent for other plans, the Company allocates operating expenses to these lines of business to determine reimbursement due for services rendered in accordance with the contracts in force. Claims processed under these arrangements are not included in the accompanying consolidated statements of operations and the reimbursement of allocated operating expenses is recorded as a reduction of the Company's selling, general and administrative expenses.

     On May 7, 1999, the Company announced that it would discontinue its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, effective August 31, 1999. The Medicare Part A benefits for individuals in those states will remain the same; a different intermediary will process the claims. Additionally, the Company discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans after November 1999. This decision does not affect the Company's medicare supplement product. Individuals with this type of coverage have private contracts with the Company and their benefits remain unchanged.

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

                                                      Trigon Healthcare, Inc. 35

                                      Notes
                      to Consolidated Financial Statements

                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997

                                   (continued)

     The Company also provides certain disability related post-employment benefits. These benefits are accrued in accordance with SFAS No. 112, Employers' Accounting for Postemployment Benefits. The Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for the stock options granted and employee stock purchases. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

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

Earnings Per Share

The Company calculates and presents earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all stock options and other stock-based awards, as well as convertible securities, were exercised and converted into common stock.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. DEMUTUALIZATION AND IPO AND PRO FORMA FINANCIAL INFORMATION

Effective February 5, 1997, Virginia BCBS completed its conversion from a mutual insurance company to a stock insurance company in accordance with the Demutualization. In accordance with the Demutualization, Virginia BCBS changed its name to Trigon Insurance Company (dba Trigon Blue Cross Blue Shield) and became a wholly-owned subsidiary of Trigon Healthcare, Inc. The membership interests of Virginia BCBS's eligible members were converted into Class A common stock of Trigon Healthcare, Inc., or, in certain circumstances, cash. The Demutualization also required the Company to complete an Initial Public Offering
(IPO) of stock simultaneously with the conversion. Accordingly, Trigon Healthcare, Inc. issued 17.8 million shares of Class A common stock at $13 per share in the IPO, generating net proceeds of $215.2 million. In connection with the Demutualization, the Company was required to make a payment of $175 million to the Commonwealth of Virginia (Commonwealth Payment) in February 1997. The Commonwealth Payment was accrued and reflected as an extraordinary charge in the consolidated financial statements for 1996. The Company used approximately $90 million of the net proceeds and $85 million in borrowings under a revolving credit agreement to fund this payment (note 12). The Company also used approximately $91.1 million of the offering proceeds to pay certain eligible members cash in lieu of shares of common stock that would otherwise be issued to such eligible members pursuant to the Demutualization. The statements of changes in shareholders' equity and comprehensive income and the statements of cash flows reflect the consolidated capitalization effects of the Demutualization and IPO for 1997.

36 Trigon Healthcare, Inc.

     The following pro forma information for the year ended December 31, 1997 gives effect to the Demutualization and IPO as if they had occurred on January 1, 1997 consistent with the Company's pro forma presentation in its Form S-1 filed on January 29, 1997 in connection with its IPO (in thousands):

                                 1997
-----------------------------------------
As reported
  Income before income taxes
    and minority interest       $145,393
  Income tax expense              49,617
  Minority interest                  723
Pro forma adjustments
  Pro forma interest expense         634
  Pro forma income tax benefit      (217)
-----------------------------------------
Pro forma net income            $ 94,636
-----------------------------------------

     The pro forma information assumes:

 .    interest expense at 5.675% per annum for the year ended December 31, 1997 on borrowings used to fund a portion of the Commonwealth Payment. The pro forma interest expense reflected for the year ended December 31, 1997 represents interest expense for the period prior to the actual borrowing of funds used to make a portion of the Commonwealth Payment using the actual weighted average rate in effect during the first quarter of 1997. Actual interest expense for the period subsequent to the borrowings is included in income before income taxes and minority interest. Actual interest rates can vary on the current borrowings. A 1/8 percent change in the interest rate of the current outstanding borrowings would have changed interest expense by approximately $106,000 per annum.

 .    the actual effective income tax rate of 34.1% for 1997. The pro forma income tax benefit for the year ended December 31, 1997 represents the income tax benefit associated with the pro forma interest expense adjustment.

     The preceding pro forma financial information is used to present comparative earnings per share amounts for the year ended December 31, 1997 on the consolidated statements of operations (note 15). Net income and net income per share after Demutualization and IPO on the consolidated statements of operations reflect net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and IPO.

3. AGENCY CONTRACTS

The Company acts as an administrative agent for processing claims for certain agencies and other plans (note 1). Claims processed for others and the related reimbursed operating expenses, which are subject to their audit, were as follows for the years ended December 31, 1999, 1998 and 1997 (in thousands):

                           1999       1998       1997
--------------------------------------------------------
Claims processed for
  Medicare              $2,098,418  3,154,118  3,257,532
  Other plans              207,649    156,352    106,486
--------------------------------------------------------
                        $2,306,067  3,310,470  3,364,018
--------------------------------------------------------
Operating expenses
  reimbursed by
    Medicare            $   18,284     16,579     12,535
    Other plan               7,470      5,243      3,025
--------------------------------------------------------
                           $25,754     21,822     15,560
--------------------------------------------------------

                                                      Trigon Healthcare, Inc. 37

                                     Notes
                     to Consolidated Financial Statements
                   Trigon Healthcare, Inc. and Subsidiaries
                       December 31, 1999, 1998 and 1997
                                  (continued)

4. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                                                  Gross       Gross     Estimated
                                                                                    Amortized  unrealized  unrealized      Fair
1999                                                                                   cost       gains       losses      Value
-----------------------------------------------------------------------------------------------------------------------------------
Fixed income
 Domestic
  U.S. Treasury securities and obligations of U.S. government agencies              $  288,070        --       8,813      279,257
  Mortgage-backed obligations of U.S. government agencies                               89,051        19       1,122       87,948
  States and political subdivision securities                                          299,705       176      11,943      287,938
  Other mortgage-backed and asset-backed securities                                     62,495        18       1,473       61,040
  Domestic corporate bonds                                                             615,470     4,250      25,955      593,765
  Other fixed income investment funds                                                   23,855        --       1,258       22,597
  Short-term debt securities with maturities of less than one year                      76,148        --         249       75,899
Foreign
 Debt securities issued by foreign governments                                          48,211     2,196         174       50,233
  Foreign corporate bonds                                                               96,643       879       3,878       93,644
  Short-term debt securities with maturities of less than one year                       4,798        --           3        4,795
-----------------------------------------------------------------------------------------------------------------------------------
Total fixed income                                                                   1,604,446     7,538      54,868    1,557,116
-----------------------------------------------------------------------------------------------------------------------------------
Equities
 Domestic                                                                               57,307    27,190       5,288       79,209
 Foreign                                                                                72,183    46,225       6,130      112,278
-----------------------------------------------------------------------------------------------------------------------------------
Total equities                                                                         129,490    73,415      11,418      191,487
-----------------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                                      --        --         201         (201)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    $1,733,936    80,953      66,487    1,748,402
-----------------------------------------------------------------------------------------------------------------------------------
Unrestricted                                                                        $1,723,905    80,953      66,343    1,738,515
Restricted                                                                              10,031        --         144        9,887
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    $1,733,936    80,953      66,487    1,748,402
-----------------------------------------------------------------------------------------------------------------------------------

38 Trigon Healthcare, Inc.

                                                                                                     Gross       Gross     Estimated

                                                                                      Amortized   unrealized   unrealized     Fair
1998                                                                                    cost         gains       losses       Value
------------------------------------------------------------------------------------------------------------------------------------

Fixed income
 Domestic
  U.S. Treasury securities and obligations of U.S. government agencies               $  485,483      29,331       522      514,292
  Mortgage-backed obligations of U.S. government agencies                                19,401          51        47       19,405
  States and political subdivision securities                                           241,945       4,804       342      246,407
  Other mortgage-backed and asset-backed securities                                     122,557         467       940      122,084
  Domestic corporate bonds                                                              451,355       8,033     7,887      451,501
  Short-term debt securities with maturities of less than one year                       83,018          --        --       83,018
 Foreign
  Debt securities issued by foreign governments                                          18,181         131       220       18,092
  Foreign corporate bonds                                                                26,419         138       767       25,790
  Short-term debt securities with maturities of less than one year                           29           1        --           30
------------------------------------------------------------------------------------------------------------------------------------

Total fixed income                                                                    1,448,388      42,956    10,725    1,480,619
------------------------------------------------------------------------------------------------------------------------------------

Equities
  Domestic                                                                                49,456      14,291     2,591       61,156
  Foreign                                                                                48,551       5,289     2,734       51,106
------------------------------------------------------------------------------------------------------------------------------------

Total equities                                                                           98,007      19,580     5,325      112,262
------------------------------------------------------------------------------------------------------------------------------------

Derivative instruments                                                                       --          --        12          (12)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     $1,546,395      62,536    16,062    1,592,869
------------------------------------------------------------------------------------------------------------------------------------

Unrestricted                                                                         $1,536,689      61,886    16,053    1,582,522
Restricted                                                                                9,706         650         9       10,347
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     $1,546,395      62,536    16,062    1,592,869
------------------------------------------------------------------------------------------------------------------------------------


     Short-term investments consist principally of commercial paper and money market investments.

     Derivative instruments consist of foreign currency forward contracts and foreign currency options. The Company enters into foreign currency derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates. Company policy only permits utilization of these instruments in its foreign denominated bond and equity portfolios. The counter-parties to these transactions are major financial institutions. The Company may incur a loss with respect to these transactions to the extent that a counterparty fails to perform under a contract and exchange rates have changed unfavorably since the inception of the contract. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of one year or less. As of December 31, 1999, the Company had forward contracts outstanding to purchase approximately $10.7 million in foreign currencies and to sell approximately $10.3 million in foreign currencies (primarily the Euro and Japanese Yen). The gross unrealized gains and losses related to these contracts as of December 31, 1999 aggregated $95,000 and $296,000, respectively. Foreign currency options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specific period of time, a financial instrument at a specified price. These options generally expire within twelve months. There were no foreign currency options outstanding as of December 31, 1999.

     The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts, $63.1 million as of December 31, 1999, is limited to that of the market value of the underlying portfolios.

     The amortized cost and estimated fair value of fixed income securities as of December 31, 1999, by contractual maturity, were as follows (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Trigon Healthcare, Inc. 39

                                      Notes
                      to Consolidated Financial Statements
                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

                                                         Amortized    Estimated
                                                            cost      fair value
--------------------------------------------------------------------------------
Due in one year or less                                 $   82,647      82,396
Due after one year through five years                      240,382     231,482
Due after five years through ten years                     599,735     583,111
Due after ten years                                        500,364     480,429
Mortgage-backed, asset-backed and
other securities                                           181,318     179,698
--------------------------------------------------------------------------------
                                                        $1,604,446   1,557,116
--------------------------------------------------------------------------------

     Included in investment securities as of December 31, 1999 are $9.9 million, at estimated fair value, of U.S. Treasury securities held by various states to meet security deposit requirements related to Trigon Insurance Company, the HMO subsidiaries, Trigon Health and Life Insurance Company and Mid-South Insurance Company.

     The major components of investment income for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):

                                                     1999      1998      1997
--------------------------------------------------------------------------------
Interest on fixed income securities               $ 95,957    84,776    73,940
Interest on short-term investments                   6,703     7,573     4,450
Dividends                                            2,884     2,405     5,340
--------------------------------------------------------------------------------
                                                   105,544    94,754    83,730
 Investment expenses                                 5,758     6,541     6,141
Group interest credits                               2,655     2,673     2,905
--------------------------------------------------------------------------------
Investment income                                  $97,131    85,540    74,684
--------------------------------------------------------------------------------

     Gross realized gains and losses for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):

                                            1999          1998         1997
--------------------------------------------------------------------------------
Gross realized gains
  Fixed income securities             $   14,527         48,880       21,177
  Equity securities                       13,401         29,370       65,837
  Derivative instruments                  64,456         64,015       14,689
--------------------------------------------------------------------------------
                                          92,384        142,265      101,703
--------------------------------------------------------------------------------
Gross realized losses
  Fixed income securities                 45,740         10,540       20,514
  Equity securities                        7,448         17,935       20,461
  Derivative instruments                  61,153         36,283        6,665
--------------------------------------------------------------------------------
                                         114,341         64,758       47,640
--------------------------------------------------------------------------------
Net realized gains (losses)           $  (21,957)        77,507       54,063
--------------------------------------------------------------------------------

     Proceeds from the sale of investment securities were $3.3 billion, $2.8 billion and $3.9 billion during 1999, 1998 and 1997, respectively.

     Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), net of income taxes, for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):


                                                    1999       1998      1997
--------------------------------------------------------------------------------
Fixed income securities                           $(79,561)   (5,450)   36,904
Equity securities                                   47,742    (3,624)  (32,380)
Derivative instruments                                (189)   (1,832)    1,303
Provision for income taxes                          11,202     3,818    (2,051)
--------------------------------------------------------------------------------
                                                  $(20,806)   (7,088)    3,776
--------------------------------------------------------------------------------

5. PREMIUMS AND OTHER RECEIVABLES

Premiums and other receivables as of December
 31, 1999 and 1998 were as follows (in
 thousands):

                                                               1999      1998
--------------------------------------------------------------------------------
Premiums                                                    $ 70,170    74,039
Self-funded group receivables                                149,686   136,409
Federal Employee Program                                     142,787   129,730
Investment income receivable                                  23,723    17,564
Other                                                         11,133    20,694
--------------------------------------------------------------------------------
                                                            $397,499   378,436
--------------------------------------------------------------------------------

6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1999 and 1998 were as follows (in thousands):

                                                               1999      1998
--------------------------------------------------------------------------------
Land and improvements                                       $  2,971     2,971
Buildings and improvements                                    35,764    35,501
Furniture and equipment                                       71,524    71,797
Computer software                                             29,705    25,611
--------------------------------------------------------------------------------
                                                             139,964   135,880
Less accumulated depreciation
and amortization                                              88,726    87,990
--------------------------------------------------------------------------------
                                                             $51,238    47,890
--------------------------------------------------------------------------------

40 Trigon Healthcare, Inc.

7. MEDICAL AND OTHER BENEFITS PAYABLE

Medical and other benefits payable as of December 31, 1999 and 1998 were as follows (in thousands):

                                                               1999      1998
--------------------------------------------------------------------------------
Medical and other benefits
  payable--current
    Commercial and FEP
      Claims reported but not paid                          $ 30,765    31,079
      Claims incurred but not reported                       320,994   265,021
--------------------------------------------------------------------------------
                                                             351,759   296,100
    Self-funded
      Claims reported but not paid                            10,271    15,829
      Claims incurred but not reported                       159,090   140,879
--------------------------------------------------------------------------------
                                                             169,361   156,708
Medical and other benefits payable--
  noncurrent (all commercial)                                 65,929    75,212
--------------------------------------------------------------------------------
                                                             587,049   528,020
Liability for claims processing costs                         17,886    17,729
Advance amounts due to (from) providers                        5,114    (2,082)
--------------------------------------------------------------------------------
                                                             610,049   543,667
Less medical and other benefits
  payable--noncurrent                                         65,929    75,212
--------------------------------------------------------------------------------
                                                            $544,120   468,455
--------------------------------------------------------------------------------

     A summary of the activity for commercial and FEP medical and other benefits payable for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):


                                           1999           1998         1997
--------------------------------------------------------------------------------
Medical and other benefits
  payable at beginning
  of year                              $  528,020       473,087       476,253
Self-funded at beginning
  of year                                (156,708)     (148,213)     (166,848)
--------------------------------------------------------------------------------
Balance at beginning
  of year                                 371,312       324,874       309,405
--------------------------------------------------------------------------------
Incurred related to
  Current year                          1,821,681     1,656,713     1,559,402
  Prior years                             (17,319)       (4,435)       (4,846)
--------------------------------------------------------------------------------
Total incurred                          1,804,362     1,652,278     1,554,556
--------------------------------------------------------------------------------
Paid related to
Current year                            1,517,098     1,381,781     1,333,880
Prior years                               240,888       224,059       205,207
--------------------------------------------------------------------------------
Total paid                              1,757,986     1,605,840     1,539,087
--------------------------------------------------------------------------------
Balance at end of year                    417,688       371,312       324,874
Self-funded at end of year                169,361       156,708       148,213
--------------------------------------------------------------------------------
Medical and other benefits
  payable at end of year               $  587,049       528,020       473,087
--------------------------------------------------------------------------------

     The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates.

8. LEASES

The Company has noncancelable operating leases for real estate and equipment that expire over the next seven years and provide for purchase or renewal options. Future minimum lease payments under noncancelable operating leases as of December 31, 1999 were (in thousands):

Years ending December 31,
--------------------------------------------------------------------------------
2000                                                                    $12,070
2001                                                                      9,627
2002                                                                      9,185
2003                                                                      7,295
2004                                                                      2,643
Later years through 2006                                                  1,388
--------------------------------------------------------------------------------
Total minimum lease payments                                            $42,208
--------------------------------------------------------------------------------

Total rental expense for operating leases for the years ended December 31, 1999, 1998 and 1997 was $17,114,000, $15,213,000 and $14,221,000, respectively.

9. OTHER LIABILITIES

Other liabilities as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                1999     1998
--------------------------------------------------------------------------------
Outstanding checks in excess
of bank balance                                               $ 36,441   41,191
Member related liabilities                                       5,956    9,900
Unearned premium reserve--
Federal Employee Program                                        89,444   79,153
Self-funded group deposits                                      20,605   18,665
Current income taxes payable                                    54,716   55,105
Other                                                           50,069   27,137
--------------------------------------------------------------------------------
                                                              $257,231  231,151
--------------------------------------------------------------------------------

     The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross and Blue Shield Association on

                                                      Trigon Healthcare, Inc. 41

                                      Notes
                      to Consolidated Financial Statements
                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. A receivable in the same amount is recorded in premiums and other receivables.

10. OTHER REVENUES

Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):

                                                         1999     1998    1997
--------------------------------------------------------------------------------
Employee benefits administration                        $ 3,769   3,953   4,346
Workers' compensation
  administration                                          9,319   9,108   8,877
Health management services                                6,227   6,093   8,709
Other                                                     4,903   4,805   2,444
--------------------------------------------------------------------------------
                                                        $24,218  23,959  24,376
--------------------------------------------------------------------------------

11. INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes and minority interest, substantially all of which is federal, for the years ended December 31, 1999, 1998 and 1997 consists of (in thousands):

                                                       1999      1998     1997
--------------------------------------------------------------------------------
Current                                              $ 26,129   65,544   28,074
Deferred                                              (17,784)  (2,307)  21,543
--------------------------------------------------------------------------------
                                                     $  8,345   63,237   49,617
--------------------------------------------------------------------------------


     The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and minority interest for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                                            1999   1998   1997
--------------------------------------------------------------------------------
Statutory federal income tax rate                           35.0%  35.0   35.0
Tax exempt investment income                               (13.7)  (1.3)  (0.6)
Non-deductible amortization                                  3.4     --     --
Other, net                                                   1.8    (.3)   (.3)
--------------------------------------------------------------------------------
Effective tax rate                                          26.5%  33.4   34.1
--------------------------------------------------------------------------------

     The components of the deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                1999     1998
--------------------------------------------------------------------------------
Deferred tax assets
  Employee benefit plans                                        $28,073  25,995
  Insurance reserves                                             36,959  27,811
  Investment in subsidiary                                       13,722      --
  Property and equipment                                          2,930   5,264
  Other                                                             383   5,614
--------------------------------------------------------------------------------
Gross deferred tax assets                                        82,067  64,684
--------------------------------------------------------------------------------
Deferred tax liabilities
  Investment securities                                           5,063  16,265
  Other                                                             678     600
--------------------------------------------------------------------------------
Gross deferred tax liabilities                                    5,741  16,865
--------------------------------------------------------------------------------
Net deferred tax asset                                          $76,326  47,819
--------------------------------------------------------------------------------

     Deferred tax assets and liabilities as of December 31, 1999 and 1998 are presented on the accompanying consolidated balance sheets as follows (in thousands):

                                                                 1999     1998
--------------------------------------------------------------------------------
Deferred tax assets--current                                    $16,827      --
Deferred tax assets--noncurrent                                  59,499  55,841
Deferred tax liabilities--current                                    --   8,022
--------------------------------------------------------------------------------
Net deferred tax asset                                          $76,326  47,819
--------------------------------------------------------------------------------

     In conjunction with the Demutualization (note 2), the Company made the Commonwealth Payment which was expensed and paid in prior years. The Company claimed the $175 million Commonwealth Payment as a deduction. The Internal Revenue Service (IRS) has denied this deduction during the course of its audit of the Company. The Company continues to pursue the deduction. In addition, the Company is pursuing another claim for deductions over a 10-year period. If the Company is successful on this claim, the amount recovered will be substantial and material in relation to the Company's financial condition and results of operations. Favorable resolution of the claims is subject to various uncertainties, including whether the IRS or the courts will recognize the deductions and how long it will take to resolve the claims. While the Company believes that its claims have merit, it cannot predict the ultimate outcome of the claims. The Company has not recognized the impact of the claims, if any, in the consolidated financial statements.

42 Trigon Healthcare, Inc.

12. LONG-TERM DEBT

Long-term debt as of December 31, 1999 and 1998 is summarized as follows (in thousands):

                                                                 1999     1998
--------------------------------------------------------------------------------
Revolving credit agreement                                     $245,000  85,000
Promissory note, 5%, due June 30, 2000                            1,300   1,300
Notes payable, at prime plus 1%                                   3,039   3,039
--------------------------------------------------------------------------------
                                                                249,339  89,339
Less current portion                                              1,300      --
--------------------------------------------------------------------------------
                                                               $248,039  89,339
--------------------------------------------------------------------------------

     Simultaneous with the Demutualization and IPO in February 1997, the Company entered into a $300 million revolving credit agreement with a syndicate of banks, which expires February 2002. The credit agreement provides for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The current borrowing terms require a facility fee of .075% per annum based on the $300 million commitment and bears interest at LIBOR plus a margin, adjusted monthly. The credit agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments. As of December 31, 1999, $245 million was outstanding under the credit agreement. The proceeds were used to make a portion of the payment to the Commonwealth of Virginia in accordance with the Demutualization and to provide additional funding for the stock repurchase program (note 14). The weighted average interest rate for the period the borrowings were outstanding during the years ended December 31, 1999 and 1998 was 5.441% and 5.809%, respectively.

     The promissory note originated in 1995 in connection with the purchase of a subsidiary. The promissory note requires payment of the principal on June 30, 2000 and bears interest at 5%, payable annually. In 1999 this amount is included in other liabilities.

     Priority, Inc. entered into notes payable with its minority shareholder for purposes of maintaining regulatory minimum net worth requirements. Interest on the notes payable is at the prime lending rate plus one percent (9.50% and 8.75% as of December 31, 1999 and 1998, respectively). The notes have no scheduled maturity date and repayment of the notes is subject to approval by state regulatory authorities. Peninsula Health Care, Inc. entered into a line of credit agreement with its minority shareholder for purposes of maintaining regulatory minimum net worth requirements. There were no amounts outstanding under this line of credit as of December 31, 1999 and 1998.

13. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which is qualified under IRC 401(a). The plan is funded through the Blue Cross National Retirement Trust (Trust), a collective investment trust for the retirement programs of its participating employers. Assets in the Trust are primarily domestic and international equity securities, domestic bonds, real estate funds and short-term investments. The Company also has a nonqualified supplemental executive retirement plan (SERP) which provides for pension benefits in excess of qualified plan limits imposed by IRC limits and restrictions on participation by highly compensated employees. The plan serves to restore the combined pension amount to original benefit levels. The plan is unfunded, however, the Company has established a grantor trust to fund future obligations under the plan. The grantor trust is consolidated with the Company for financial reporting purposes.

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

                                                      Trigon Healthcare, Inc. 43

                                      Notes
                      to Consolidated Financial Statements
                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31, 1999 and 1998 and a statement of the funded status as of December 31, 1999 and 1998 (in thousands):

                                                                                Pension Benefits            Postretirement Benefits
                                                                               1999          1998             1999          1998
-----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation
  Obligation as of January 1                                                 $139,262          136,825           31,896     27,729
  Service cost                                                                  7,842            7,505            1,412      1,277
  Interest cost                                                                 8,725            8,740            2,200      2,113
  Participant contributions                                                        --               --               69         77
  Benefit payments                                                            (14,200)          (6,625)            (948)      (935)
  Actuarial (gain) loss                                                       (19,016)           2,307           (3,943)     5,712
  Plan amendments                                                                  --           (9,490)          (1,964)    (4,077)
-----------------------------------------------------------------------------------------------------------------------------------
Obligation as of December 31                                                  122,613          139,262           28,722     31,896
-----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
  Fair value of plan assets as of January 1                                   141,930          118,344           16,208     14,134
  Actual return on plan assets                                                 22,817           17,810            2,628      2,932
  Participant contributions                                                        --               --               69         77
  Employer contributions                                                           --           12,281              415         --
  Benefit payments                                                            (13,875)          (6,505)            (948)      (935)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31                                   150,872          141,930           18,372     16,208
-----------------------------------------------------------------------------------------------------------------------------------
Funded status
  Funded status as of December 31                                              28,259            2,668          (10,350)   (15,688)
  Unrecognized transition asset                                                  (236)            (306)              --         --
  Unrecognized prior service cost                                              (8,260)          (8,806)          (9,782)    (9,205)
  Unrecognized gain                                                           (37,822)          (7,056)          (6,945)    (1,927)
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                        $(18,059)         (13,500)         (27,077)   (26,820)
-----------------------------------------------------------------------------------------------------------------------------------

     The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 1999 and 1998 (in thousands):

                                                                                 Pension Benefits         Postretirement Benefits
                                                                                 1999        1998           1999          1998
-----------------------------------------------------------------------------------------------------------------------------------
Accrued benefit liability (included in obligations for employee benefits,
 noncurrent)                                                                 $(19,393)      (16,219)      (27,077)      (26,820)
Intangible asset (included in other assets)                                       850           951            --            --
Accumulated other comprehensive income                                            484         1,768            --            --
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                        $(18,059)      (13,500)      (27,077)      (26,820)
-----------------------------------------------------------------------------------------------------------------------------------

     The Company's nonqualified SERP was the only pension plan with a benefit obligation and an accumulated benefit obligation in excess of plan assets. The plan's benefit obligation was $12,043,000 and $12,942,000 as of December 31, 1999 and 1998, respectively. The plan's accumulated benefit obligation was $11,062,000 and $11,425,000 as of December 31, 1999 and 1998, respectively.
There are no plan assets in the nonqualified SERP.

44 Trigon Healthcare, Inc.

     The following table provides the components of net periodic expense (benefit) for the plans for the years ended December 31, 1999, 1998 and 1997 (in thousands):


                                                                           Pension Benefits             Postretirement Benefits
                                                                     1999       1998       1997       1999       1998       1997
------------------------------------------------------------------------------------------------------------------------------------

Service cost                                                     $  7,842       7,505      7,695      1,412      1,277      1,948
Interest cost                                                       8,725       8,740      8,719      2,200      2,113      2,003
Expected return on plan assets                                    (11,224)     (9,461)    (8,147)    (1,553)    (1,374)    (1,167)
Amortization of transition asset                                      (70)        (70)       (70)        --         --         --
Amortization of prior service cost                                   (547)        (72)        87     (1,387)      (804)      (697)
Amortization of net (gain) loss                                       157        (271)       109         --       (273)      (440)
------------------------------------------------------------------------------------------------------------------------------------

Net periodic expense                                                4,883       6,371      8,393        672        939      1,647
Curtailment gain                                                       --          --         --         --         --     (3,977)
------------------------------------------------------------------------------------------------------------------------------------

Net periodic expense (benefit) after curtailment gain            $  4,883       6,371      8,393        672        939     (2,330)
------------------------------------------------------------------------------------------------------------------------------------


     The gross amount included within other comprehensive income arising from an increase (decrease) in the additional minimum pension liability was $(1,284,000) and $1,768,000 for the years ended December 31, 1999 and 1998, respectively. There were no amounts in 1997.

     The prior service costs of the pension plans and the postretirement benefit plan are amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. Gains and losses for the qualified pension plan are amortized on a straight-line basis over the average remaining service period of active participants using the minimum basis outlined under SFAS No. 87. Gains and losses for the nonqualified SERP are amortized on a straight-line basis over the average remaining service period of active participants based on the entire unrecognized net gain or loss without applying the applicable corridor that is based on 10% of the greater of the projected benefit obligation or the market-related value of plan assets.

     The weighted average assumptions used in the measurement of the Company's benefit obligations as of December 31, 1999 and 1998 were as follows:

                                    Pension Benefits    Postretirement Benefits
                                   1999          1998      1999          1998
--------------------------------------------------------------------------------
Discount rate                     7.75%          6.75%      7.75%       6.75%
Expected return on plan
 assets                            9.0            9.0        9.0         9.0
Rate of compensation
 increases                  3.0 to 6.5     3.0 to 6.5        4.5         4.5
--------------------------------------------------------------------------------

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 and subsequent years.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects (in thousands):

                                                 1% Increase  1% Decrease
--------------------------------------------------------------------------------
Aggregate of service and interest
  cost components of net periodic
  postretirement health care
  benefit cost                                      $  553         (454)
--------------------------------------------------------------------------------
Health care component of the
  accumulated postretirement
  benefit obligation                                $4,188       (3,553)
--------------------------------------------------------------------------------

     The Company also has the Employees' Thrift Plan of Trigon Insurance Company (Thrift Plan) under which substantially all employees who have completed three months of service may elect to save up to 16% of their annual earnings on a pretax basis, subject to certain limits, in the plan. Participants have the option of investing in stock of Trigon Healthcare, Inc. and several international and domestic investment funds. The Company contributes an amount equal to 50% of the participant's contributions limited to a total of 3% of the employee's compensation. The Company amended the Thrift Plan in October 1998. The amendment reduced the eligibility period to three months of service and made the Company's contributions fully vested to the participant after three years of service. The amendment also included a provision that allows the Company to make discretionary profit sharing contributions to

                                                      Trigon Healthcare, Inc. 45

                                      Notes
                      to Consolidated Financial Statements
                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

participants through the Trigon Healthcare, Inc. stock investment option. The Company made a discretionary contribution of $791,000 during the year ended December 31, 1999 and no discretionary contribution during the year ended December 31, 1998. For the years ended December 31, 1999, 1998 and 1997, the Company's contribution to the Thrift Plan was $3,580,000, $3,253,000 and $3,111,000, respectively.

14. CAPITAL STOCK

The Company has authorized 300 million shares of Class A Common Stock, par value $0.01 per share (Common Stock). Common Stock shares are entitled to one vote per share. These shares were issued in February 1997 when the Company completed the Demutualization and IPO described in note 2.

     The Company has also authorized 300 million shares of Class B non-voting Common Stock, par value $0.01 per share (Non-Voting Common Stock). No shares of Non- Voting Common Stock were issued and outstanding as of December 31, 1999 and 1998. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's amended and restated articles of incorporation. Non-Voting Common Stock shares are not entitled to vote on any matter except as otherwise required by law.

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

Stock Option Plans, Restricted Stock Awards and Stock Purchase Plan

The 1997 Stock Incentive Plan (Incentive Plan), as approved by the Company's shareholders, provides for the granting of stock options, restricted stock awards, performance stock awards, stock appreciation rights and cash performance awards to employees. The Company has reserved 3.55 million shares of its common stock for issuance under the Incentive Plan. Awards are granted by the Human Resources Compensation and Employee Benefits Committee of the Board of Directors. Options vest and expire over terms as set by the committee at the time of grant. In accordance with the Incentive Plan, options to purchase shares at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees during 1999, 1998 and 1997. These options

46 Trigon Healthcare, Inc.

generally vest on a pro-rata basis over three years, with certain grants vesting at the end of one or three years depending on an employee's years of service, and in all cases expire 10 years from date of grant.

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

     A summary of the activity in the stock option plans for the years ended December 31, 1999, 1998 and 1997 is as follows:


                                                                    Weighted
                                                    Number of        Average
                                                     Options     Exercise Price
--------------------------------------------------------------------------------
Balance at January 1, 1997                                 --            --
  Granted                                           2,180,982        $21.96
  Exercised                                                --            --
  Forfeited                                          (108,628)        22.13
--------------------------------------------------------------------------------
Balance at December 31, 1997                        2,072,354         21.95
  Granted                                           1,184,675         26.70
  Exercised                                          (133,228)        22.13
  Forfeited                                          (162,776)        22.91
--------------------------------------------------------------------------------
Balance at December 31, 1998                        2,961,025         23.79
  Granted                                             509,430         35.80
  Exercised                                          (140,854)        23.72
  Forfeited                                           (82,077)        27.11
--------------------------------------------------------------------------------
Balance at December 31, 1999                        3,247,524        $25.59
--------------------------------------------------------------------------------
Options exercisable at:
  December 31, 1999                                 1,590,510        $23.42
  December 31, 1998                                   720,655         21.95
  December 31, 1997                                        --            --
--------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding and exercisable as of December 31, 1999:

                Options Outstanding                      Options Exercisable
------------------------------------------------------  ----------------------
                                  Weighted
                                   Average    Weighted               Weighted
                                  Remaining   Average                Average
   Range of          Number      Contractual  Exercise     Number    Exercise
Exercise Prices    Outstanding       Life      Price    Exercisable   Price
--------------------------------------------------------------------------------
$18.125-25.50        2,469,359   7.6 years     $23.07    1,405,182    $22.59
$27.75 -37.31          778,165   8.8 years     $33.58      185,328    $29.66
--------------------------------------------------------------------------------

     As of December 31, 1999, 563,854 shares were available for future grants.

     On February 17, 1999, the Board of Directors granted 89,939 shares of the Company's common stock as restricted stock awards in accordance with the provisions of the Incentive Plan. The shares vest on a pro-rata basis over three years. The recipients of the restricted stock awards generally may not dispose or otherwise transfer the restricted stock until vested. For grants of restricted stock, unearned compensation equivalent to the fair market value of the shares at the date of grant is recorded as a separate component of shareholders' equity and subsequently amortized to compensation expense over the vesting period. Amortization was $1,031,000 for the year ended December 31, 1999.

                                                      Trigon Healthcare, Inc. 47

                                      Notes
                      to Consolidated Financial Statements
                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

     The Company's shareholders approved the Company's 1997 Employee Stock Purchase Plan (Stock Purchase Plan). The Stock Purchase Plan provides employees of the Company an opportunity to purchase the Company's common stock through payroll deductions. The Company has reserved one million shares of its common stock for issuance under the Stock Purchase Plan. Shares needed to satisfy the needs of the Stock Purchase Plan may be newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions. Eligible employees may purchase up to $25,000 in fair value based on the grant date price, annually of the Company's common stock at 85% of the lower of the fair value on the first or last trading day of each calendar quarter. Employee purchases under the Stock Purchase Plan were $1,588,000, $1,511,000 and $749,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Pursuant to the Stock Purchase Plan, shares of the Company's stock were purchased on the open market and issued to employees totaling 60,735, 65,801 and 23,971 during 1999, 1998 and 1997, respectively. In addition, 16,629 shares were pending purchase as of December 31, 1999. As of December 31, 1999, 832,864 shares of common stock were available for issuance under the Stock Purchase Plan.

     The pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of that Statement. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 1999, 1998 and 1997:

                                                     1999      1998      1997
--------------------------------------------------------------------------------
Risk-free interest rate                              6.78%     4.62%     5.54%
Volatility factor                                   42.36%    38.41%    37.40%
Dividend yield                                         --        --        --
Weighted average expected life                    5 years    5 years   5 years
--------------------------------------------------------------------------------

     The Black-Scholes option-valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option grants have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock option grants.

--------------------------------------------------------------------------------

     For purposes of pro forma disclosures, compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods and for the difference between the market price of the stock and the discounted purchase price of the shares on the purchase date for the employee stock purchases. The Company's pro forma information for 1999, 1998 and 1997 is as follows (in thousands, except per share data and weighted average fair value):


                                                                                    1999             1998              1997
------------------------------------------------------------------------------------------------------------------------------------

                                                                                  As      Pro      As        Pro      As        Pro
                                                                             Reported    Forma   Reported  Forma    Reported  Forma
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    $20,463    12,486  123,572   116,193  95,053  91,372
Net income after Demutualization and IPO                                       20,463    12,486  123,572   116,193  78,982  75,718
Earnings per share
  Basic net income after Demutualization and IPO                                 0.50      0.31     2.92      2.75    1.87    1.79
  Diluted net income after Demutualization and IPO                               0.49      0.30     2.88      2.73    1.86    1.79
Pro forma earnings per share
  Basic and diluted pro forma net income                                           --        --       --        --    2.23    2.16
Weighted average fair value of options granted during the year                     --     16.87       --     10.95      --    9.16
Weighted average fair value of employee stock purchases during the year            --      6.30       --      8.81      --    5.82
Weighted average fair value of restricted stock awards granted during year         --     32.88       --        --      --      --
------------------------------------------------------------------------------------------------------------------------------------


48 Trigon Healthcare, Inc.

Stock Repurchase Program

The Company commenced its previously suspended stock repurchase program in June 1999. Under the program, up to ten percent of the Company's common stock may be repurchased. The purchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions and may be discontinued at any time. The repurchases are subject to restrictions relating to volume, price, timing and debt covenant requirements. During 1999, the Company purchased 4,100,000 shares of its common stock at a cost of approximately $130.7 million. The excess of the cost of the acquired shares over par value is charged on a pro rata basis to capital in excess of par and retained earnings.

     On February 7, 2000, the Company announced that its Board of Directors authorized a second stock repurchase program for the repurchase of up to ten percent in additional shares. Under the second repurchase program, stock purchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions and may be discontinued at any time. The repurchases will be subject to restrictions relating to volume, price and timing.

15. NET INCOME AND PRO FORMA NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 1999 and 1998, and for the period after the Demutualization and IPO, February 5, 1997 through December 31, 1997 (in thousands, except per share data):

                                                              For the Period
                                                             February 5, 1997
                                                            through December 31,
                                       1999          1998            1997
--------------------------------------------------------------------------------
Numerator for basic and
 diluted earnings per
 share--net income                     $ 20,463     123,572        78,982
--------------------------------------------------------------------------------
Denominator
 Denominator for basic
  earnings per
  share--weighted average
  shares                                 40,826      42,300        42,300
 Effect of dilutive
  securities--employee and
  director stock options and
  nonvested restricted stock
  awards                                    594         472            80
--------------------------------------------------------------------------------
Denominator for diluted
 earnings per share                      41,420      42,772        42,380
--------------------------------------------------------------------------------
Basic net income per share             $   0.50        2.92          1.87
--------------------------------------------------------------------------------
Diluted net income per
 share                                 $   0.49        2.88          1.86
--------------------------------------------------------------------------------

     The following table sets forth the computation of basic and diluted pro forma earnings per share for the year ended December 31, 1997 (in thousands, except per share data):

                                                                  1997
--------------------------------------------------------------------------------
Numerator for basic and diluted pro forma
 earnings per share (note 2)--Pro forma net income              $94,636
--------------------------------------------------------------------------------
Denominator
 Denominator for basic pro forma earnings per
  share--weighted average shares                                 42,300
 Effect of dilutive securities--employee and
  director stock options                                             73
--------------------------------------------------------------------------------
Denominator for diluted pro forma earnings per
 share                                                           42,373
--------------------------------------------------------------------------------
Basic and diluted earnings per share
 Pro forma net income                                          $   2.23
--------------------------------------------------------------------------------

     The pro forma weighted average shares outstanding gives effect to the Demutualization and IPO as if they had occurred on January 1, 1997, consistent with the Company's pro forma presentation in its Form S-1 filed on January 29, 1997, in connection with its IPO (note 2).

                                                      Trigon Healthcare, Inc. 49

                                      Notes
                      to Consolidated Financial Statements

                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

16. COMPREHENSIVE INCOME

The reclassification entries under SFAS No. 130, Reporting Comprehensive Income, for the years ended December 31, 1999, 1998 and 1997 were as follows (in thousands):


                                                                                              1999       1998      1997
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on investment securities, net of income taxes
 Net unrealized holding gains (losses) arising during the year, net of income tax
  expense (benefit) of $(18,887), $23,309 and $20,973                                        $(35,078)   43,292    38,917
 Less: reclassification adjustment for net gains (losses) included in net income,
  net of income tax expense (benefit) of $(7,685), $27,127 and $18,922                         14,272   (50,380)  (35,141)
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on investment securities, net of income taxes                  $(20,806)   (7,088)    3,776
--------------------------------------------------------------------------------------------------------------------------

     The components of accumulated other comprehensive income as of December 31, 1999, 1998 and 1997 were as follows (in thousands):


                                                   1999     1998     1997
--------------------------------------------------------------------------------
Net unrealized gain on investment
   securities, net of income
   taxes of $5,063, $16,265
   and $20,083                                     $9,403   30,209   37,297
Minimum pension liability,
   net of income taxes
   of $169 and $619                                  (315)  (1,149)      --
--------------------------------------------------------------------------------
Accumulated other
   comprehensive income                            $9,088   29,060   37,297
--------------------------------------------------------------------------------

17. STATUTORY FINANCIAL INFORMATION

Trigon Insurance Company is required to file financial statements with, and is subject to audit by, the Commonwealth of Virginia, Bureau of Insurance (Bureau of Insurance). Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Bureau of Insurance which differ from generally accepted accounting principles under which the accompanying consolidated financial statements have been prepared. Significant differences resulting from these accounting practices include certain investment valuation reserves and certain claim reserves recognized under statutory accounting as well as certain assets (primarily property and equipment), certain employee benefit liabilities and deferred income taxes not recognized under statutory accounting practices. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, Trigon Insurance Company has not received, nor requested, approval to adopt any such deviations.

     Trigon Insurance Company's statutory surplus and net income were (in thousands):


Statutory surplus as of:

December 31, 1999 (unaudited)                $534,241
December 31, 1998                             489,003

Statutory net income for the years ended:
December 31, 1999 (unaudited)                $ 92,301
December 31, 1998                              93,125
December 31, 1997                             123,272

     Trigon Insurance Company is required by the Bureau of Insurance to maintain statutory capital and surplus of at least $4.0 million.

     Under the Code of Virginia, an insurance company may pay a dividend without prior permission of the Bureau of Insurance to the extent that such dividend together with other dividends or distributions within the preceding 12 months does not exceed the lesser of: (i) 10% of the insurer's statutory surplus as of the immediately preceding December 31, or (ii) the net statutory gain from operations (excluding realized gains on investments) for the 12-month period ended the immediately preceding December 31. On January 7, 2000, the Bureau of Insurance approved Trigon Insurance Company's request to effect an extraordinary dividend of $125 million to its parent, Trigon Healthcare, Inc., on February 1, 2000. As a result of this dividend, any dividend distributions by Trigon Insurance during 2000 will require the approval of the Bureau of Insurance. During 1999, 1998 and 1997, Trigon Insurance Company paid

50 Trigon Healthcare, Inc.

dividends to its parent of $48.9 million, $227.5 million and $238.7 million, respectively. The 1999 cash dividend was effected August 1, 1999. The 1998 dividend was effected July 1, 1998 and included $200.0 million of cash and $27.5 million of stock of a wholly-owned subsidiary. The 1997 dividend was effected July 31, 1997 and consisted of $188.7 million of stock of a wholly-owned subsidiary and $50.0 million of cash.

     The Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk Based Capital Act in 1995. Under this Act, a company's risk based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. Trigon Insurance Company's RBC level as calculated in accordance with the NAIC's RBC instructions exceeded all RBC thresholds as of December 31, 1999.

     In 1994, the NAIC undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (Codification) as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. Although the NAIC has stated that the adoption date for the Codification is January 1, 2001, the implementation date is dependent upon an insurer's state of domicile. Accordingly, legislation is currently pending in Virginia to adopt Codification as of January 1, 2001. The Company is currently evaluating the impact of Codification on its statutory financial statements.

     Mid-South Insurance Company, Trigon Health and Life Insurance Company and the Company's HMO subsidiaries are also required to file statutory financial statements in each of the states in which they are licensed.

--------------------------------------------------------------------------------
18. SUPPLEMENTARY FINANCIAL DATA

A reconciliation of net income--statutory basis for the years ended December 31, 1999, 1998 and 1997 and capital and surplus--statutory basis as of December 31, 1999 and 1998 as reported by Trigon Insurance Company to regulatory authorities to net income and shareholders' equity as reported in the accompanying consolidated financial statements is as follows (in thousands):

                                              Unaudited
                                                 1999       1998        1997
--------------------------------------------------------------------------------
Trigon Insurance Company net
 income--statutory basis                       $ 92,301     93,125     123,272
Add (deduct)
 Parent operations                              (52,733)    (3,104)     (4,248)
 Differences in investment carrying values           52     (7,073)    (10,808)
 Interest maintenance reserve                   (15,128)    24,164       4,149
 Deferred income taxes                             (524)     2,927     (19,155)
 Adjustments to claim reserves                      659      2,522       7,177
 Other                                           (4,164)    11,011      (5,334)
--------------------------------------------------------------------------------
Net income                                     $ 20,463    123,572      95,053
--------------------------------------------------------------------------------

                                                          Unaudited
                                                             1999       1998
--------------------------------------------------------------------------------
Trigon Insurance Company capital and
 surplus--statutory basis                                 $534,241     489,003
Add (deduct)
 Parent equity                                             266,450     403,249
 Differences in investment carrying values                 (27,744)     42,476
 Asset valuation reserve                                    69,051      43,472
 Interest maintenance reserve                               26,639      41,767
 Additional claim reserves                                  22,851      22,192
 Non-admitted assets                                        40,817      31,737
 Deferred income taxes                                      51,343      40,493
 Employee benefit liabilities                              (38,664)    (31,230)
 Other                                                      (8,027)    (11,935)
--------------------------------------------------------------------------------
Shareholders' equity                                      $936,957   1,071,224
--------------------------------------------------------------------------------

                                                      Trigon Healthcare, Inc. 51

                                      Notes
                      to Consolidated Financial Statements

                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997
                                   (continued)

     The differences between statutory and GAAP for Mid-South Insurance Company, Trigon Health and Life Insurance Company and the Company's HMO subsidiaries were not significant to the consolidated totals above. The differences for these subsidiaries relate primarily to differences in investment carrying values, asset valuation reserve, deferred income taxes and non-admitted assets.

19. ADDITIONAL CASH FLOW INFORMATION

The reconciliation of net income to net cash provided by (used in) operating activities and supplemental disclosures of cash flow information for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):


                                                   1999       1998      1997
--------------------------------------------------------------------------------
Net income                                       $ 20,463   123,572     95,053
Adjustments to reconcile net income to net
 cash provided by (used in) operating
 activities
 Depreciation and amortization                     18,655    21,260     20,242
 Mid-South write-off (note 20)                     55,927        --         --
 Amortization of unearned compensation              1,031        --         --
 Accretion of discounts and amortization of
  premiums, net                                   (13,267)  (20,893)   (11,819)
 Change in allowance for doubtful accounts
  receivable                                        2,839    (1,127)       826
 (Increase) decrease in premiums and other
  receivables                                     (22,238)  (14,959)    30,385
 Increase in other assets                          (9,208)   (5,507)    (3,882)
 Increase in medical and other benefits payable    66,382    64,416      2,208
 Increase in unearned premiums                     20,826     6,307      1,993
 Increase (decrease) in accounts payable and
  accrued expenses                                 13,896    14,731    (26,734)
 Increase (decrease) in other liabilities          30,807    47,346    (20,384)
 Change in deferred income taxes                  (17,784)   (2,496)    21,804
 Decrease in obligation for Commonwealth Payment       --        --   (175,000)
 Increase in minority interest                      2,710     2,503        723
 Increase (decrease) in obligations for
  employee benefits                                (4,450)   (6,213)     1,788
 (Gain) loss on disposal of property and
  equipment and other assets                          277       147       (122)
 Realized investment (gains) losses, net           21,957   (77,507)   (54,063)
--------------------------------------------------------------------------------
Net cash provided by (used in) operating
 activities                                      $188,823   151,580   (116,982)
--------------------------------------------------------------------------------
Cash paid during the year for
 Interest                                        $ 12,847     9,381      9,014
 Income taxes                                      25,855    26,098     40,137
--------------------------------------------------------------------------------

20. MID-SOUTH EXIT OF HEALTH INSURANCE MARKET

On October 5, 1999, the Company announced that Mid-South Insurance Company, a subsidiary headquartered in Fayetteville, North Carolina, intended to exit the health insurance market with a targeted effective date of April 30, 2000 for group business and with targeted or actual effective dates for the exit of individual business to vary depending upon the regulations of each affected state. The announcement followed the development and board of directors approval of a comprehensive exit plan in September 1999. After taking a number of steps to improve the performance of Mid-South and assessing various alternatives, it was concluded that Mid-South could not bring its financial performance up to expectations within a reasonable time frame. The exit would permit the Company to intensify its focus on its successful business in Virginia and pursue more substantial opportunities for growth in the surrounding regions.

     Cancellation notices were sent on the group business and the exit of this business will be complete by April 30, 2000. The Company pursued options other than cancellation of the individual business and, subsequent to December 31, 1999, signed a definitive agreement to sell Mid-South to another carrier. The Company expects to close the sale in early summer, subject to approval by regulatory authorities.

52 Trigon Healthcare, Inc.

     The announcement in October resulted in a nonrecurring pretax charge to operations during the third quarter of 1999 of $79.9 million or $51.9 million net of tax. The charge included costs associated with the write-off of goodwill, other intangibles and deferred acquisition costs determined not to be recoverable of $55.9 million, a $20.6 million increase to claim reserves for anticipated future claims and maintenance costs in excess of the related premiums and certain other costs associated with the exit of $3.4 million. The Company recognized the charge for goodwill, other intangibles and deferred acquisition costs and certain other costs associated with the exit in selling, general and administrative expenses and recognized the charge to increase the claim reserves in medical and other benefit costs in the accompanying statements of operations. During the fourth quarter of 1999, the Company charged $4.9 million against the claim reserves for future losses and charged nothing against the accrual of certain other exit costs. No other adjustments were made to these accruals in the fourth quarter of 1999.

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

22. LEGAL AND REGULATORY PROCEEDINGS

The Company and certain of its subsidiaries are involved in various legal actions occurring in the normal course of their business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the financial condition and results of operations of the Company.

23. SEGMENT INFORMATION

The Company has four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including HMO, PPO and PAR as well as medicare supplement plans. The government programs segment includes the FEP and claims processing for Medicare. Through its participation in the FEP, the Company provides health benefits to federal employees in Virginia. The FEP is the Company's largest customer, representing 19.1%, 18.2% and 18.3% of total consolidated revenues during 1999, 1998 and 1997, respectively. Through August 1999 the Company processed Medicare Part A claims for beneficiaries in Virginia and West Virginia. Additionally, the Company provided computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans through November 1999 (notes 1 and 3). All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, third-party administration for medical and workers' compensation, health promotion and similar products, is reflected in an "all other" category. The reportable segments follow the Company's method of internal reporting by products and services.

                                                      Trigon Healthcare, Inc. 53

                                      Notes
                      to Consolidated Financial Statements

                    Trigon Healthcare, Inc. and Subsidiaries
                        December 31, 1999, 1998 and 1997

                                   (continued)

     The financial results of the Company's segments are presented consistent with the accounting policies described in note 1. The Company evaluates the performance of its segments and allocates resources based on income before income taxes and minority interest, except for the investments segment which is evaluated using investment income and net realized gains and losses. Intersegment sales and expense transfers are recorded at cost.

     The following table presents information by reportable segment for the years ended December 31, 1999, 1998 and 1997 (in thousands):


                                                             Health     Government                  All
                                                            Insurance    Programs    Investments   Other     Total
--------------------------------------------------------------------------------------------------------------------
1999
 Revenues from external customers                          $1,798,956      448,676          --    21,657   2,269,289
 Investment income and net realized losses                         --           --      75,174        --      75,174
 Intersegment revenues                                         11,885           --          --     6,546      18,431
 Depreciation and amortization expense                         17,667          261          19     1,681      19,628
 Income (loss) before income taxes and minority interest       (4,441)      (1,731)     75,174     1,791      70,793

1998
 Revenues from external customers                          $1,643,619      407,136          --    21,735   2,072,490
 Investment income and net realized gains                          --           --     163,047        --     163,047
 Intersegment revenues                                         11,017           --          --     6,057      17,074
 Depreciation and amortization expense                         15,512          249          18     1,683      17,462
 Income before income taxes and minority interest              59,432        3,174     163,047     2,083     227,736

1997
 Revenues from external customers                          $1,526,123      377,722          --    27,244   1,931,089
 Investment income and net realized gains                          --           --     128,747        --     128,747
 Intersegment revenues                                          2,216           --          --     3,538       5,754
 Depreciation and amortization expense                         16,899          244          62     3,382      20,587
 Income (loss) before income taxes and minority interest       47,663        6,700     128,747      (819)    182,291
--------------------------------------------------------------------------------------------------------------------

     Asset information by reportable segment has not been disclosed as it is not prepared internally by the Company. However, depreciation and amortization expense for property and equipment purchased is charged to the reportable segment responsible for the purchase.

54 Trigon Healthcare, Inc.

     A reconciliation of reportable segment total revenues, income before income taxes and minority interest and depreciation and amortization expense to the corresponding amounts included in the consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):


                                               1999         1998        1997
--------------------------------------------------------------------------------
Revenues
 Reportable segments
  External revenues                         $2,269,289   2,072,490   1,931,089
  Investment revenues                           75,174     163,047     128,747
  Intersegment revenues                         18,431      17,074       5,754
 Other corporate revenues                        1,965         815       2,636
 Elimination of intersegment revenues          (18,431)    (17,074)     (5,754)
--------------------------------------------------------------------------------
Total revenues                              $2,346,428   2,236,352   2,062,472
--------------------------------------------------------------------------------
Profit or Loss
 Reportable segments                        $   70,793     227,736     182,291
 Corporate expenses not allocated to
  segments                                     (30,916)    (33,133)    (32,296)
 Unallocated amounts:
  Interest expense                              (8,359)     (5,291)     (4,602)
--------------------------------------------------------------------------------
Income before income taxes and minority
 interest                                   $   31,518     189,312     145,393
--------------------------------------------------------------------------------
Depreciation and amortization expense
 Reportable segments                        $   19,628      17,462      20,587
 Not allocated to segments                        (973)      3,798        (345)
--------------------------------------------------------------------------------
Depreciation and amortization expense       $   18,655      21,260      20,242
--------------------------------------------------------------------------------

                                                      Trigon Healthcare, Inc. 55

                                   Independent
                                Auditors' Report

The Board of Directors
Trigon Healthcare, Inc.:

We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Richmond, Virginia
February 11, 2000

56 Trigon Healthcare, Inc.

                                   Management
                                     Report

                    Trigon Healthcare, Inc. and Subsidiaries

The management of Trigon Healthcare, Inc. has prepared the consolidated financial statements and other data included in this annual report and has primary responsibility for the integrity and objectivity of the financial information. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgment.

     The accounting systems and controls of the Company are designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that the Company's system of internal controls for the year ended December 31, 1999 was effective and adequate to accomplish the above described objectives.

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



/s/ Thomas G. Snead, Jr.

Thomas G. Snead, Jr.
President and Chief Executive Officer


/s/ Thomas R. Byrd

Thomas R. Byrd
Senior Vice President and Chief Financial Officer

                                                      Trigon Healthcare, Inc. 57

Officers

Norwood H. Davis, Jr.

Chairman of the Board

Served as Chairman and CEO from 1981 to
1999; joined TRIGON in 1968; prior, law
firm McGuire, Woods, Battle & Boothe LLP;
J.D., University of Virginia

Thomas G. Snead, Jr.

President and Chief Executive Officer

Elected current position 1999; elected
President and Chief Operating Officer in
1997; appointed Senior Vice President and
Chief Financial Officer 1990; joined TRIGON in 1985; prior, KPMG LLP; BS, Accounting,
Virginia Commonwealth University

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

Thomas R. Byrd

Senior Vice President and
Chief Financial Officer

Elected current position 1997; previously
Vice President, Financial Planning and
Analysis; Vice President and Controller;
Director, Financial Analysis; joined TRIGON in 1991; prior KPMG LLP; BS, Business,
Virginia Polytechnic Institute

James W. Copley, Jr.

Senior Vice President and
Chief Investment Officer

Previously, Coordinator, Director and Vice
President, Funds Management; President,
Consolidated Investment Corporation;
joined TRIGON in 1975; M.B.A., University of Richmond; Chartered Financial Analyst

Kathy Ashby Merry

Senior Vice President, Operations

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

Paul F. Nezi

Senior Vice President,
Virginia Group Business

Previously, Senior Vice President of
Marketing and Sales; joined TRIGON in
1996; prior, ChoiceCare Executive Vice
President and Chief Marketing Officer;
Vice President of Marketing and Sales Lexis-
Nexis; Marketing and Sales IBM and Xerox;
M.B.A., Corporate Finance, Wharton
Graduate School, University of Pennsylvania

Timothy P. Nolan

Senior Vice President, Marketing and
Corporate Development

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

Previously, Director and Vice President,
Corporate Audit; joined TRIGON in 1976;
M.B.A., University of Richmond

Peter L. Perkins

Senior Vice President, and Chief Actuary

Previously, Director and Chief Actuary;
joined TRIGON in 1983; Fellow, Society of
Actuaries; BS, Actuarial Science, University of Illinois

David P. Wade

Senior Vice President, Government and
Individual Business

Previously Senior Vice President,
Trigon HMO's; joined TRIGON
in 1991; prior, KPMG LLP;
M.B.A., University of Virginia;
BS Physics, Carnegie-Mellon University

J. Christopher Wiltshire

Senior Vice President, General Counsel
and Corporate Secretary

Joined TRIGON in 1996; prior, partner,
McGuire, Woods, Battle & Boothe LLP;
J.D., University of Virginia

58 Trigon Healthcare, Inc.

Board of Directors

(Age on December 31, 1999) Year elected to Board

Norwood H. Davis, Jr.
(59) 1981
Chairman of the Board,
Trigon Healthcare, Inc.
Richmond

Thomas G. Snead, Jr.
(46) 1999
President and Chief Executive Officer
Trigon Healthcare, Inc.
Richmond

Hunter B. Andrews, Esq.
(78) 1997
Attorney at Law, Former Majority
Leader, Senate of Virginia
Hampton

Lenox D. Baker, Jr., M.D.
(58) 1985
Mid-Atlantic Cardiothoracic, Surgeons, Ltd.
Norfolk

James K. Candler
(64) 1984
President, Candler Oil Co.
Lynchburg

Robert M. Freeman
(58) 1993
Retired Chairman of the Board
and Chief Executive Officer,
Signet Banking Corp.
Richmond

William R. Harvey, Ph.D.
(58) 1992
President, Hampton University
Hampton

Gary A. Jobson
(49) 1987
President, Maritime Productions, Inc.
Annapolis

Donald B. Nolan, M.D.
(59) 1983
Roanoke Neurological Center
Roanoke

William N. Powell
(55) 1980
President, Salem Tools, Inc.
Salem

J. Carson Quarles
(63) 1977
Chairman of the Board,
Friendship Manor, Inc.
Roanoke

R. Gordon Smith, Esq.
(61) 1995
Partner, McGuire, Woods,
Battle & Boothe LLP
Richmond

Hubert R. Stallard
(62) 1997
Retired President and Chief Executive
Officer, Bell Atlantic of Virginia
Richmond

Jackie M. Ward
(61) 1993
President and Chief Executive Officer,
Computer Generation Incorporated
Atlanta

Stirling L. Williamson, Jr.
(64) 1979
President, S.L. Williamson Co., Inc.
Charlottesville

                                                      Trigon Healthcare, Inc. 59