Form 10-K, Exhibit 13
period 2000-12-31
TRIGON HEALTHCARE INC
filed 2001-03-29
CIK 1017747

Trigon Healthcare, Inc. and Subsidiaries

Quarterly Financial Information


Quarters ended                                                  March 31      June 30     September 30      December 31
-----------------------------------------------------------------------------------------------------------------------
                                                                       (in thousands, except per share data)
2000
Total revenues                                                 $629,162       645,239         666,479           670,715
Operating income(1)                                              16,825        22,981          30,006            25,761
Income before income taxes and minority interest                 42,725        39,584          52,885            30,560
Net income                                                       28,218        28,764          33,998            21,029
Earnings per share
  Basic net income                                                 0.74          0.77            0.91              0.56
  Diluted net income                                               0.73          0.75            0.88              0.54
  Basic net income excluding realized gains (losses) and
    nonrecurring item(2)                                           0.71          0.82            0.95              0.89
  Diluted net income excluding realized gains (losses) and
    nonrecurring item(2)                                           0.70          0.80            0.92              0.86
=======================================================================================================================
1999
Total revenues                                                 $556,510       587,892         590,407           611,619
Operating income (loss)(1)(3)                                     8,120         9,898         (67,965)           14,650
Income (loss) before income taxes and minority interest(3)       18,962        27,972         (57,661)           42,245
Net income (loss)(3)                                             12,079        18,302         (37,552)           27,634
Earnings per share
  Basic net income (loss)                                          0.29          0.43           (0.91)             0.71
  Diluted net income (loss)                                        0.28          0.43           (0.91)             0.70
  Basic net income excluding realized gains (losses) and
    nonrecurring item(2)                                           0.44          0.50            0.55              0.62
  Diluted net income excluding realized gains (losses) and
    nonrecurring item(2)                                           0.43          0.49            0.54              0.62
=======================================================================================================================



(1) Operating income (loss) is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses.

(2) Net income excluding realized gains (losses) per share and nonrecurring item is calculated as net income per share excluding the favorable tax benefit in 2000, after-tax amounts for net realized gains (losses) and the 1999 nonrecurring charge. See note 19 to the consolidated financial statements for an analysis of the favorable tax benefit and nonrecurring charge.

(3) For the quarter ended September 30, 1999 operating income (loss), income
    (loss) before income taxes and minority interest, and net income (loss) include the 1999 nonrecurring pretax charge of $79.9 million or $51.9 million net of tax.

Trigon Healthcare, Inc. and Subsidiaries
Selected Consolidated Financial & Operating Data



Years ended December 31,                                2000         1999            1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------
                                                      (in thousands, except per share data and operating statistics)
STATEMENTS OF OPERATIONS DATA
Revenues
  Premium and fee revenues                           $2,500,528    2,247,036       2,049,346    1,909,349     1,766,462
  Investment income, net realized gains (losses)
    and other revenues                                  111,067       99,392         187,006      153,123       156,078
-----------------------------------------------------------------------------------------------------------------------
Total revenues                                       $2,611,595    2,346,428       2,236,352    2,062,472     1,922,540
=======================================================================================================================
Operating income(1)                                  $   95,573       44,587          31,556       21,248        14,248
=======================================================================================================================
Income before extraordinary items                       112,009       20,463         123,572       95,053       196,514
Extraordinary items-demutualization costs and
  Commonwealth Payment, net of income taxes                  --           --              --           --      (190,820)
-----------------------------------------------------------------------------------------------------------------------
Net income                                           $  112,009       20,463         123,572       95,053         5,694
=======================================================================================================================
Earnings per share(2)
  Basic net income                                   $     2.98         0.50            2.92         1.87            --
  Diluted net income                                 $     2.90         0.49            2.88         1.86            --
  Basic net income excluding realized gains
    (losses) and nonrecurring items(3)               $     3.37         2.12            1.73           --            --
  Diluted net income excluding realized gain
    (losses) and nonrecurring items(3)               $     3.28         2.09            1.71           --            --
Pro forma earnings per share(4)
  Basic and diluted pro forma income
    before extraordinary items                       $       --           --              --         2.23          2.73
  Basic and diluted pro forma net income (loss)      $       --           --              --         2.23         (1.77)
  Basic and diluted pro forma net
    income excluding realized gains
    and extraordinary items(5)                       $       --           --              --         1.40          0.87
=======================================================================================================================



Years ended December 31,                   2000                1999            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Commercial medical cost ratio(3)           80.6%               81.4%           82.5%          83.5%          82.3%
Selling, general and administrative
  expense ratio(3)(6)                      12.7%               13.2%           12.8%          12.4%          13.4%
Operating margin(1)(3)                      3.8%                2.0%            1.5%           1.1%           0.8%


December 31,                               2000                1999            1998           1997           1996
----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and investments                      $1,781,652           1,741,045       1,590,022      1,370,868      1,213,902
Total assets                               2,448,492           2,314,115       2,174,225      1,928,820      1,833,148
Long-term debt                               275,448             248,039          89,339         90,147          4,880
Total shareholders' equity                 1,014,862             936,957       1,071,224        958,737             --
Total surplus                                     --                  --              --             --        739,780
======================================================================================================================


(1) Operating income is defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses. The 1999 amount excludes the nonrecurring pretax charge of $79.9 million. (See note 19 to the consolidated financial statements.) The operating margin ratio is calculated by dividing operating income by premium and fee revenues and other revenues.

(2) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering (IPO). For 1997, net income after Demutualization and IPO was $78.982 million.

(3) The 1999 basic and diluted net income excluding realized gains (losses) and nonrecurring items and the 1999 operating statistics exclude the nonrecurring pretax charge of $79.9 million or $51.9 million net of tax. The 2000 basic and diluted EPS amounts exclude the favorable tax benefit realized on the sale of Mid-South. See note 19 to the consolidated financial statements for an analysis of the nonrecurring charge and favorable tax benefit. The 1999 operating statistics including the nonrecurring charge were as follows: commercial medical cost ratio, 82.6%; selling, general and administrative expense ratio, 15.0%; operating margin, (1.6)%.

(4) Pro forma per share data for 1997 and 1996 gives effect to the Demutualization and IPO as if they had taken place on January 1, 1996 using the assumptions in the Company's pro forma presentation in its Form S-1 filed in connection with its IPO with the Securities and Exchange Commission in 1997.

(5) Pro forma net income excluding realized gains and extraordinary items per share is calculated as pro forma net income per share excluding the pro forma after-tax amounts for net realized gains, extraordinary items and the gain on sale of a subsidiary in 1996.

(6) The selling, general and administrative expense ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains (losses).

Trigon Healthcare, Inc. and Subsidiaries

Management's Discussion and Analysis

of Financial Condition and Results of Operations

GENERAL

   Substantially all of the revenues of Trigon Healthcare, Inc. and subsidiaries (collectively, Trigon or the Company) are generated from premiums and fees received for health care services provided to its members and from investment income. Trigon's expenses are primarily related to health care services provided which consist of payments to physicians, hospitals and other providers. A portion of medical cost expenses for each period consists of an actuarial estimate of claims incurred but not reported to the Company during the period. The Company's results of operations depend in large part on its ability to accurately predict and effectively manage health care costs.
   The Company divides its business into four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including health maintenance organizations (HMO), preferred provider organizations (PPO) and traditional indemnity products with access to the Company's participating provider network
(PAR) as well as Medicare supplement plans. Within the Company's health insurance network product offerings, employer groups may choose various funding options ranging from fully-insured to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or portions of the claims risk. The government programs segment includes the Federal Employee Program (FEP). Through its participation in the national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management (OPM), the Company provides health benefits to federal employees in Virginia. FEP revenues represent the reimbursement by OPM of medical costs incurred including the actual cost of administering the program, as well as a performance-based share of the national program's overall profit. The Company discontinued its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, effective August 31, 1999. Additionally, the Company discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans during November 1999. As an administrative agent for Medicare, the Company allocated operating expenses to determine reimbursement due for services rendered in accordance with the contract. Medicare claims processed are not included in the consolidated statements of operations and the reimbursement of allocated operating expenses is recorded as a reduction of the Company's selling, general and administrative expenses. All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, benefits administration, health promotion and similar products, is reflected in an "all other" category.

ENROLLMENT

The following table sets forth the Company's enrollment data by network:

As of December 31,              2000         1999        1998
---------------------------------------------------------------
Health Insurance
Commercial
  HMO                          272,546      274,184     255,879
  PPO                          488,645      378,406     297,939
  PAR                          134,166      151,673     165,239
  Medicaid/Medicare HMO         58,021       51,404      31,338
  Medicare supplement          119,535      119,050     121,322
---------------------------------------------------------------
Total commercial
  excluding Mid-South        1,072,913      974,717     871,717
Self-funded                    716,012      672,906     639,971
Processed for other
  Blue Cross and
  Blue Shield Plans (ASO)        5,349        4,639       5,545
---------------------------------------------------------------
Total health insurance
  excluding Mid-South        1,794,274    1,652,262   1,517,233
---------------------------------------------------------------
Government
Federal Employee
  Program (PPO)                221,056      216,089     213,017
---------------------------------------------------------------
Total government               221,056      216,089     213,017
---------------------------------------------------------------
Total excluding Mid-South    2,015,330    1,868,351   1,730,250
Mid-South, commercial               --           --     105,056
Mid-South, ASO                      --           --      26,065
---------------------------------------------------------------
Total                        2,015,330    1,868,351   1,861,371
===============================================================

PREMIUM AND PREMIUM EQUIVALENTS BY NETWORK SYSTEM

   The following table sets forth the Company's premium and premium equivalents by network (in thousands):

Years ended December 31,         2000       1999          1998
----------------------------------------------------------------
Health Insurance
Commercial
  HMO                       $  435,789     397,715       383,850
  PPO                          793,778     550,407       428,564
  PAR                          274,806     284,587       310,971
  Medicaid/Medicare HMO        120,147     104,604        60,696
  Medicare supplement          247,013     229,824       222,231
----------------------------------------------------------------
Total commercial
  excluding Mid-South        1,871,533   1,567,137     1,406,312
----------------------------------------------------------------
Self-funded                  1,392,998   1,216,427     1,090,638
----------------------------------------------------------------
Total health insurance
  excluding Mid-South        3,264,531   2,783,564     2,496,950
----------------------------------------------------------------
Government
Federal Employee
  Program (PPO)                464,303     448,676       407,136
----------------------------------------------------------------
Total government               464,303     448,676       407,136
----------------------------------------------------------------
Total excluding Mid-South    3,728,834   3,232,240     2,904,086
Mid-South, commercial               --      97,124       124,795
----------------------------------------------------------------
Total                       $3,728,834   3,329,364     3,028,881
================================================================


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

   Premium and fee revenues increased 11.3% to $2.500 billion in 2000 from $2.247 billion in 1999. The $253.4 million increase is due to a combination of enrollment growth and rate increases in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment and the third quarter 1999 Mid-South Insurance Company (Mid-South) market exit. Commercial revenue from the Virginia HMO, PPO and PAR networks increased 19.4% to $1.87 billion in 2000 from $1.57 billion in 1999, driven by a 10.1% increase in members. The Mid-South market exit resulted in a $97.1 million decrease in commercial revenue. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 8.2% to $150.39 in 2000 from $138.94 in 1999. Self-funded margins increased $30.6 million or 22.8% due to a 17.5% increase in margin per member per month. The government segment's FEP revenues increased 3.5% to $464.3 million from $448.7 million in 1999. The increase is due to increased medical costs to be reimbursed by OPM and a 2.3% increase in enrollment.
   Total enrollment increased to 2,015,330 as of December 31, 2000 from 1,868,351 as of December 31, 1999. The increase of 146,979 was a result of a 142,012 increase in the Company's health insurance segment and a 4,967 increase in the government segment. The health insurance enrollment increase was the result of a 98,196 increase in commercial enrollment, a 10.1% increase, and a 43,816 increase in self-funded enrollment, a 6.5% increase. Enrollment in the HMO network increased by 1.5% over the prior year, reflecting the network's decision to not rebid the underperforming HMO contract with the Commonwealth of Virginia involving 23,000 members, and accounts for 30.8% of the total commercial enrollment. Enrollment in the PPO network as of December 31, 2000 increased 29.1% over December 31, 1999 and accounts for 45.5% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 11.5% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 12.5% of the Company's commercial enrollment.
   Investment income increased 17.8% to $114.5 million in 2000 from $97.1 million in 1999. Net realized losses increased to $27.0 million in 2000 from $22.0 million in 1999. The increase in investment income is due to growth in investment assets caused by positive operating cash flows, favorable total return on investments and from the investment of the increase in long-term debt. The net realized losses reflect the Company's shift in allocation from medium quality to investment grade bonds and are also due to normal portfolio turnover during a period of declining prices for equities and medium quality bonds.
   Medical costs increased 8.2% to $1.952 billion in 2000 from $1.804 billion in 1999. The $147.4 million increase is a result of growth in the Virginia health insurance segment's commercial enrollment offset by Mid-South's market exit in the third

Trigon Healthcare, Inc. and Subsidiaries

Management's Discussion and Analysis

of Financial Condition and Results of Operations (Continued)

quarter of 1999, expected levels of medical cost inflation and an increase in the government segment's FEP medical costs reimbursed by OPM. The medical cost per member per month for the Company's commercial business, excluding the Mid-South exit charge of $20.6 million, increased 7.2% to $121.14 in 2000 from $113.06 in 1999. Combined with an 8.2% increase in commercial premium revenues per member per month, the medical cost ratio on commercial business, excluding the Mid-South charge, decreased to 80.6% in 2000 from 81.4% in 1999. As a result of medical cost management initiatives, cost and utilization trends have been maintained at levels consistent with current pricing and margin objectives. The implementation of the "three-tier" drug benefit co-pay program continues to provide benefits as the pharmacy cost trend has been maintained at a single digit increase of 9.4% for the twelve months ended December 31, 2000. The Company has negotiated a new pharmacy contract to be effective January 1, 2001 that will improve the existing contractual arrangement. Inpatient days continue to trend downward while being offset by increased outpatient utilization producing anticipated overall medical cost trends that are incorporated within the pricing and rate setting policies. The Company continues to take an active role in leveraging its advanced information tools and extensive health data bank. Working collaboratively with providers through data sharing programs, joint activities lead to more proactive case management. For instance, the Company has programs to reduce practice variation where commonly accepted methods are available to improve health and lower cost.
   Selling, general and administrative expenses (SG&A) decreased to $476.8 million in 2000 from $502.2 million in 1999. This decrease is attributed to the Mid-South exit charge of $59.3 million in the third quarter of 1999. Excluding this exit charge, SG&A increased 7.7% or $33.9 million in 2000 compared to 1999. This increase is attributed to the incremental commissions and operations costs resulting from the enrollment increase and investments in technology. The SG&A ratio, excluding the 1999 Mid-South charge, decreased to 12.7% in 2000 from 13.2% in 1999. The decrease in the SG&A ratio, due to the increased enrollment and revenue, provides the opportunity to leverage the increased revenue with long-range investments including e-commerce technology, systems infrastructure and customer service enhancements. These investments will contribute operational improvements and efficiencies.
   Interest expense in 2000 was $17.2 million compared to $8.4 million in 1999. The increase is primarily the result of a net increase in long-term debt of approximately $160 million beginning in the third quarter of 1999 and the issuance of an additional $30 million of commercial paper in the third quarter of 2000.
   Income before income taxes and minority interest increased $134.2 million to $165.7 million in 2000 from $31.5 million in 1999. The increase is a result of higher investment income of $17.3 million and a $130.9 million increase in operating income (defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses), offset by higher interest expense of $8.9 million and increased net realized losses of $5.1 million. Operating income increased due to growth in the health insurance segment and the $79.9 million Mid-South exit charge incurred in the third quarter of 1999.
   The effective tax rate on income before income taxes and minority interest for 2000 and 1999, excluding the 1999 Mid-South exit charge, was 30.2% and 32.6%, respectively. The effective tax rate differs from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds and a $2.7 million tax benefit recorded during the second quarter of 2000 related to the sale of Mid-South.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

   Trigon Healthcare, Inc. announced on October 5, 1999 that Mid-South intended to exit the health insurance market effective April 30, 2000. The Company's decision was due to the continued unacceptable performance and increased medical costs of Mid-South and will allow the Company to concentrate its efforts and resources on growing the successful Virginia business and the pursuit of other growth opportunities. The Company's action resulted in a third quarter nonrecurring after-tax charge of $51.9 million including $36.3 million for intangibles, $13.4 million increase to claim reserves and $2.2 million for other costs.

   Premium and fee revenues increased 9.6% to $2.247 billion in 1999 from $2.049 billion in 1998. The $197.7 million increase is due to a combination of rate increases and enrollment growth in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment and the third quarter 1999 Mid-South market exit. Specifically, commercial HMO revenues increased 13.0% to $502.3 million in 1999 from $444.5 million in 1998. The $57.8 million increase in commercial HMO revenues is the result of a 5.6% increase in the average revenue per member and a 7.0% increase in member months. Total commercial PPO revenues grew to $550.4 million in 1999 from $428.6 million in 1998, a 28.4% increase, driven by average revenue per member increases of 5.4% and a 21.9% increase in member months. Commercial PAR revenues declined to $284.6 million from $311.0 million in 1998 as a result of the continued transition of members to the more tightly managed HMO and PPO networks offset by a 3.7% increase in the average revenue per member. The Mid-South market exit resulted in a $27.7 million decrease in commercial revenue. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 4.1% to $138.94 for 1999 from $133.50 for 1998. Self-funded margins increased $23.0 million or 20.7% due to a 16.3% increase in margin per member per month. The government segment's FEP revenues increased 10.2% to $448.7 million from $407.1 million last year. The increase is due to increased medical costs to be reimbursed by OPM and a 1.4% increase in enrollment.
   Total enrollment increased to 1,868,351 as of December 31, 1999 from 1,861,371 as of December 31, 1998. The increase was a result of a 3,908 increase in the Company's health insurance segment, reflecting an increase of 135,029 members in the Virginia enrollment offset by a decrease of 131,121 members due to the Mid-South market exit, and a 3,072 increase in the government segment. The Virginia enrollment increase was the result of a 103,000 increase in commercial enrollment, an 11.8% increase, and a 32,029 increase in self-funded enrollment. Enrollment in the HMO network increased by 13.4% over the prior year, aided by the one-time increase of about 17,000 Medicaid members announced in the second quarter and accounts for 33.4% of the total commercial enrollment. Enrollment in the PPO network as of December 31, 1999 increased 27.0% over December 31, 1998 and accounts for 38.8% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 8.2% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 15.6% of the Company's commercial enrollment. The 5.0% increase in self-funded enrollment is primarily the result of the addition of large national groups on January 1, 1999.
   Investment income increased 13.6% to $97.1 million in 1999 from $85.5 million in 1998. Net realized gains and losses decreased to a loss of $22.0 million in 1999 from a gain of $77.5 million in 1998. The increase in investment income is due to a shift in the portfolio mix, positive cash flow from operations, lengthened duration for portions of the bond portfolio and reduced investment expenses. The net realized losses for 1999 reflected the Company's repositioning of the investment portfolio in an environment of rising interest rates by reducing treasury holdings and increasing investments in municipal and corporate bonds and mortgage-backed securities.
   Medical costs increased 9.2% to $1.804 billion in 1999 from $1.652 billion in 1998. The $152.1 million increase included $20.6 million for the increase to claim reserves related to the Mid-South announcement. The remaining $131.5 million increase is a result of growth in the Virginia health insurance segment's commercial enrollment partially offset by Mid-South's market exit in the fourth quarter of 1999, expected levels of medical cost inflation and an increase in the government segment's FEP medical costs reimbursed by OPM. Excluding the Mid-South charge, the medical cost per member per month for the Company's commercial business increased 2.6% to $113.06 in 1999 from $110.19 in 1998. Combined with a 4.1% increase in commercial premium revenues per member per month, the medical cost ratio on commercial business, excluding the Mid-South charge, improved to 81.4% from 82.5% in 1998. The medical cost ratio improvement can be attributed to a combination of factors including, the favorable impact of a number of medical cost management initiatives and pricing discipline. Regarding

Trigon Healthcare, Inc. and Subsidiaries

Management's Discussion and Analysis

of Financial Condition and Results of Operations (Continued)

medical cost management initiatives, the Company continues to diligently work at negotiating lower reimbursement rates with facilities and to better manage utilization. During the twelve-month period ended December 31, 1999, commercial Virginia pharmacy cost and utilization trends declined to 7.4% in 1999 from 11.4% in 1998 as a result of converting group members to a "three-tier" co-pay benefit design at renewal. Outpatient cost per member increased by only 0.5% for the same period due to the Company's conversion to a fixed fee schedule for services from percentage of charge type arrangements. In addition, the Company is taking a more active role in working with physicians and specialists to manage medical costs and to continue implementing national medical management guidelines.
   SG&A increased by 28.9% to $502.2 million in 1999 from $389.5 million in 1998. The nonrecurring SG&A charge of $59.3 million for the Mid-South market exit represents 53% of the increase. The SG&A ratio, exclusive of this charge increased to 13.2% in 1999 from 12.8% in 1998. This increase is attributed to strong growth in commission-based individual and small group business, the incremental cost of marketing and sales efforts and the cost of additional investments being made to support future performance.
   Interest expense in 1999 was $8.4 million compared to $5.3 million in 1998. Interest expense is the result of the $245 million outstanding on the revolving credit agreement used to fund a portion of the payment made to the Commonwealth of Virginia in February 1997 (Commonwealth Payment) in accordance with the Plan of Demutualization (Demutualization) and the Initial Public Offering (IPO) and to fund the stock buyback program initiated in 1999.
   Income before income taxes and minority interest decreased $157.8 million to $31.5 million in 1999 from $189.3 million in 1998. The decrease is a result of the Mid-South charge of $79.9 million, reduced net realized gains of $99.5 million, higher interest expense of $3.0 million, offset by higher investment income of $11.6 million and a $13.0 million increase in operating income (defined as premium and fee revenues and other revenues less medical and other benefit costs and selling, general and administrative expenses). Operating income increased primarily due to improving margins in the health insurance segment resulting from pricing and medical cost management efforts.
   The effective tax rate on income before income taxes and minority interest, exclusive of the third quarter Mid-South charge, for 1999 and 1998 was 32.6% and 33.4%, respectively. The effective tax rate differs from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's primary sources of cash are premiums and fees received and investment income. The primary uses of cash include health care benefit expenses and capitation payments, brokers' and agents' commissions, administrative expenses, income taxes and repayment of long-term debt. Trigon generally receives premium revenues in advance of anticipated claims for related health care services.
   The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. Trigon fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates as well as market and economic conditions. Accordingly, the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio includes government and corporate securities, both domestic and international, with an average quality rating of "AA" as of December 31, 2000. The portfolio had an average contractual maturity of 5.6 years as of December 31, 2000. A portion of the fixed income portfolio is designated as a short-term fixed income portfolio and is intended to cover near-term cash flow needs and to serve as a buffer for unanticipated business needs. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international portfolio is diversified by industry, country and currency-related exposure. As of December 31, 2000, the Company's equity exposure, comprised of direct equity as well as equity-indexed investments, was 14% of the total portfolio, as compared to 11% as of December 31, 1999.

   The Company has a $300 million revolving credit agreement with a syndicate of banks, which expires February 2002. In conjunction with the issuance of commercial paper notes during the first quarter of 2000, the Company repaid the outstanding balance of $245 million during the first quarter of 2000. There were no amounts borrowed under this agreement as of December 31, 2000.
   In March 2000, the Company commenced a private placement commercial paper program providing for the issuance of up to $300 million in aggregate maturity value of commercial paper notes. As of December 31, 2000, outstanding notes under the commercial paper program totaled approximately $275.4 million with an average maturity of 14 days. The commercial paper is backed by the revolving credit agreement. The commercial paper notes have been classified as long-term debt in the consolidated statements of financial condition based on the Company's ability and intent to maintain borrowings of at least this amount for more than one year.
   The Company completed its first stock repurchase program in February 2000 whereby ten percent of the Company's common stock was repurchased. Also in February 2000, the Company commenced its previously announced second stock repurchase program for the repurchase of up to ten percent in additional shares. During 2000, the Company purchased and retired 660,900 shares of its common stock at a cost of $23.2 million, bringing the total shares purchased and retired to 4,760,998 shares at a cost of $153.8 million.
   Cash provided by operating activities for the years ended December 31, 2000 and 1999 was $109.8 million and $188.8 million, respectively. The decrease in cash provided by operations in 2000 is principally due to cash outflows associated with the Mid-South market exit and an increase in federal income taxes paid.
   Net cash used in investing activities decreased to $99.3 million for the year ended December 31, 2000 from $213.3 million for 1999. This decrease is primarily due to a decrease in investment purchases made in order to fund cash outflows from operations and financing activities along with capital expenditures for investments in e-commerce technology, systems infrastructure and customer service enhancements and $15 million associated with the sale of Mid-South.
   Cash provided by (used in) financing activities decreased to $(6.7) million for 2000 from $19.5 million for 1999. The decrease is primarily due to a net increase in long-term debt following the issuance of commercial paper, offset by a reduction in the amount of the Company's common stock repurchased.
   The Company believes that cash flow generated by operations and its cash and investment balances will be sufficient to fund continuing operations, capital expenditures and debt repayment costs for the foreseeable future. The nature of the Company's operations is such that cash receipts are principally premium revenues typically received up to three months prior to the expected cash payment for related health care services. The Company's operations are not capital intensive, and there are currently no commitments for major capital expenditures to support existing business.

REGULATORY AND OTHER DEVELOPMENTS

   The Company's business continues to be subject to a changing legal, legislative and regulatory environment. Some of the more significant current issues that may affect the Company's business include:
 . efforts to expand tort liability of health plans;
 . initiatives to increase health care regulation;
 . proposed class action lawsuits targeting the health care industry's efforts to deliver quality care at affordable costs; and . proposed physician antitrust waivers.
   Current initiatives to increase health care regulation at the federal level include new legislature proposals for a "patients' bill of rights." Such legislation was introduced in the Senate in early February 2001 and would expand tort liability for health plans and change the practices for deciding medical necessity. Similar legislation is expected to be considered by the House during 2001. Given the general uncertainty of the political process, it is not possible to determine what, if any, legislation will ultimately be enacted or what the effect on the Company of any such legislation would be.

Trigon Healthcare, Inc. and Subsidiaries

Management's Discussion and Analysis

of Financial Condition and Results of Operations (Continued)

   Several major companies in the health care industry have had proposed class action lawsuits filed against them by a coalition of plaintiffs' attorneys. Given that no such lawsuits are currently pending against the Company and given the uncertainties of predicting the outcome of litigation generally, it is not possible to determine at this time what the ultimate effect, if any, on the Company of any such litigation would be.
   On November 21, 2000 the Department of Labor issued its final regulation specifying new requirements for claims and appeal procedures for ERISA regulated group health and disability plans. The regulation is applicable only to ERISA regulated plans, whether they are fully-insured or self-insured. It is effective for claims filed on or after January 1, 2002. The Company does not believe that the regulation will have a material adverse impact on the consolidated financial position or results of operations.
   During the past year the Department of Health and Human Services (HHS) has issued two significant sets of final regulations resulting from the Health Insurance Portability and Accountability Act of 1996 (HIPAA)--one dealing with administrative simplification and the other dealing with privacy of individually identifiable health information. Final regulations governing security standards for the maintenance and transmission of health information are also expected during 2001. On February 23, 2001, HHS opened the privacy regulation to an additional 30-day comment period to determine if changes in the final regulation are required. The compliance date for the administrative simplification regulation is October 2002, while the compliance date for the privacy regulation is currently April 2003. A new Virginia law governing disclosure of privacy practices has been passed and will be effective July 1, 2001. This law was enacted pursuant to federal requirements established by the Gramm-Leach-Bliley Act.
   The Company is assessing the impact of these HIPAA regulations and the state privacy legislation on the Company's practices and operations. The Company does not believe the state Gramm-Leach-Bliley legislation or the HIPAA administrative simplification regulation will have a material adverse impact on operations. Given that the HIPAA security regulation has not been finalized and that further changes may arise from the reopening of the privacy regulation, the Company has not yet determined what the effect of these HIPAA regulations may be on the Company.

NEW ACCOUNTING PRONOUNCEMENTS

   The Company will adopt SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, effective January 1, 2001. SFAS Statement No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company has determined that the impact of adoption will not have a significant impact on the consolidated financial position or results of operations.
   FASB Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation. This interpretation clarifies the application of APB Opinion No. 25 for certain issues. The interpretation was effective July 1, 2000, except for provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of this interpretation did not have a material impact on the consolidated financial position or results of operations.

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

Trigon Healthcare, Inc. and Subsidiaries

Quantitative and Qualitative Disclosures

About Market Risk

   As a result of its investing and borrowing activities, the Company is exposed to financial market risks, specifically those resulting from changes in interest rates, foreign currency exchange rates and marketable equity security prices. All of the potential changes noted below are based upon sensitivity analyses performed on the Company's investment holdings as of December 31, 2000. Actual results may vary materially.
   All of the Company's investments are categorized as available-for-sale. The majority of these are fixed income securities. Market risk is addressed by actively managing the duration and diversification of the portfolio. The Company has evaluated the impact on the portfolio's fair value considering a 100 basis point change in interest rates over the next twelvemonth period. A hypothetical 100 basis point increase in interest rates would result in an approximate $59.1 million increase in fair value, whereas a corresponding 100 basis point decrease in interest rates would result in an approximate $169.0 million increase in fair value. This analysis includes the assumption that the 100 basis point change occurs evenly throughout the twelve-month period. The analysis also assumes investment income earned is reinvested into the portfolio thus mitigating the effects of change in fair value from an increase in interest rates or enhancing the effects of change in fair value from a decrease in interest rates over the twelvemonth period. Moreover, the analysis is performed at the individual portfolio level, with only the sum of these amounts presented herein.
   The Company's equity portfolio is comprised of domestic and international direct equity investments as well as domestic equity-indexed investments. An immediate 10% decrease in each equity investment's value, arising from a combination of market and foreign exchange movement, would result in a fair value decrease of $25.5 million. Correspondingly, an immediate 10% increase in each equity investment's value, attributable to the same two factors, would result in a fair value increase of $25.5 million. The majority of the $80.0 million international equity portfolio is non-U.S. dollar denominated.

Trigon Healthcare, Inc. and Subsidiaries

Market Prices of Common Stock

and Dividend Data


   The Class A common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol TGH. The reported high and low closing prices by quarter during 2000 and 1999 were as follows:

2000                            High                 Low
----------------------------------------------------------
First quarter                  $35.75                27.50
Second quarter                  54.94                34.13
Third quarter                   59.69                47.56
Fourth quarter                  79.69                55.81
==========================================================

1999                            High                 Low
----------------------------------------------------------
First quarter                  $37.44                31.94
Second quarter                  39.00                29.94
Third quarter                   38.64                29.25
Fourth quarter                  31.50                23.00
==========================================================

   The Company has never paid dividends on its common stock and anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon the Company's earnings, financial condition, capital requirements, the revolving credit agreement restrictions on dividends and such other factors as the Company's Board of Directors deems relevant.
   To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to shareholders would be dividends received by the Company from its subsidiaries. The Company is a holding company and insurance laws and regulations restrict the payment of dividends by health care insurance companies, such as Trigon Insurance Company, in a holding company structure.
   As of February 20, 2001, there were 76,708 shareholders of record of the Company's Class A common stock.

Trigon Healthcare, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2000 and 1999



(in thousands, except per share data)                                         2000                           1999
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash                                                                      $    6,345                          2,530
  Investment securities, at estimated fair value (note 4)                    1,775,307                      1,738,515
  Premiums and other receivables (note 5)                                      499,921                        397,499
  Deferred income taxes (note 11)                                                3,525                         16,827
  Other                                                                         14,676                         14,099
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                         2,299,774                      2,169,470
---------------------------------------------------------------------------------------------------------------------
Property and equipment, net (note 6)                                            69,757                         51,238
Deferred income taxes (note 11)                                                 48,207                         59,499
Goodwill and other intangibles, net                                             15,303                         14,561
Restricted investments, at estimated fair value (note 4)                         7,331                          9,887
Other assets                                                                     8,120                          9,460
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                $2,448,492                      2,314,115
=====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Medical and other benefits payable (note 7)                               $  563,398                        544,120
  Unearned premiums                                                            130,502                        120,290
  Accounts payable and accrued expenses                                         85,993                         81,867
  Other liabilities (note 9)                                                   246,069                        257,231
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                    1,025,962                      1,003,508
---------------------------------------------------------------------------------------------------------------------
Obligations for employee benefits, noncurrent (note 13)                         47,136                         49,287
Medical and other benefits payable, noncurrent (note 7)                         72,108                         65,929
Long-term debt (note 12)                                                       275,448                        248,039
Minority interest in subsidiary                                                 12,976                         10,395
---------------------------------------------------------------------------------------------------------------------
Total liabilities                                                            1,433,630                      1,377,158
---------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Common stock,0.01 par; shares issued and outstanding:
    37,539, 2000; 38,200, 1999 (note 14)                                           375                            382
  Capital in excess of par                                                     802,584                        816,517
  Retained earnings                                                            205,045                        112,896
  Unearned compensation--restricted stock (note 14)                             (2,234)                        (1,926)
  Accumulated other comprehensive income (note 16)                               9,092                          9,088
---------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   1,014,862                        936,957
Commitments and contingencies (notes 8 and 21)
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  $2,448,492                      2,314,115
=====================================================================================================================


See accompanying notes to consolidated financial statements.

Trigon Healthcare, Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2000, 1999 and 1998


(in thousands, except per share data)                                             2000             1999            1998
--------------------------------------------------------------------------------------------------------------------------
REVENUES
  Premium and fee revenues
    Commercial                                                                 $1,871,533        1,664,261       1,531,107
    Federal Employee Program                                                      464,303          448,676         407,136
    Amounts attributable to self-funded arrangements                            1,392,998        1,216,427       1,090,638
    Less: amounts attributable to claims under self-funded arrangements        (1,228,306)      (1,082,328)       (979,535)
--------------------------------------------------------------------------------------------------------------------------
                                                                                2,500,528        2,247,036       2,049,346
  Investment income (note 4)                                                      114,453           97,131          85,540
  Net realized gains (losses) (note 4)                                            (27,023)         (21,957)         77,507
  Other revenues (note 10)                                                         23,637           24,218          23,959
--------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                  2,611,595        2,346,428       2,236,352
--------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Medical and other benefit costs (notes 7 and 19)
    Commercial                                                                  1,507,553        1,374,843       1,263,765
    Federal Employee Program                                                      444,230          429,519         388,513
--------------------------------------------------------------------------------------------------------------------------
                                                                                1,951,783        1,804,362       1,652,278
  Selling, general and administrative expenses (notes 3, 13 and 19)               476,809          502,189         389,471
  Interest expense (note 12)                                                       17,249            8,359           5,291
--------------------------------------------------------------------------------------------------------------------------
Total expenses                                                                  2,445,841        2,314,910       2,047,040
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                                  165,754           31,518         189,312
Income tax expense (note 11)                                                       50,088            8,345          63,237
--------------------------------------------------------------------------------------------------------------------------
Income before minority interest                                                   115,666           23,173         126,075
Minority interest                                                                   3,657            2,710           2,503
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                     $  112,009           20,463         123,572
==========================================================================================================================
Earnings per share (note 15)
  Basic net income                                                             $     2.98             0.50            2.92
==========================================================================================================================
  Diluted net income                                                           $     2.90             0.49            2.88
==========================================================================================================================


See accompanying notes to consolidated financial statements.

Trigon Healthcare, Inc. and Subsidiaries

Consolidated Statements of Changes

in Shareholders' Equity and Comprehensive Income

Years ended December 31, 2000, 1999 and 1998




                                                                                                  Accumulated
                                                              Capital                                Other          Total
                                                   Common     in Excess Retained     Unearned    Comprehensive  Shareholders'
(in thousands)                                     Stock      of Par    Earnings   Compensation     Income         Equity
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1, 1998                      $423       842,035    78,982          --          37,297        958,737
Net income                                           --            --   123,572          --              --        123,572
Minimum pension liability adjustment, net
  of income taxes (notes 13 and 16)                  --            --        --          --          (1,149)        (1,149)
Net unrealized losses on investment securities,
  net of income taxes (notes 4 and 16)               --            --        --          --          (7,088)        (7,088)
Comprehensive income                                                                                115,335
Adjustment to cash payments to eligible
  policyholders in lieu of shares of common
  stock in the Demutualization                       --          (690)       --          --              --           (690)
Purchase and reissuance of common stock
  under stock option and other employee
  benefit plans, including tax benefits              --        (1,307)       --          --              --         (1,307)
Change in common stock held by
  consolidated grantor trusts (note 14)              --          (851)       --          --              --           (851)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1998                     423       839,187   202,554          --          29,060      1,071,224
Net income                                           --            --    20,463          --              --         20,463
Change in minimum pension liability, net
  of income taxes (notes 13 and 16)                  --            --        --          --             834            834
Net unrealized losses on investment securities,
  net of income taxes (notes 4 and 16)               --            --        --          --         (20,806)       (20,806)
                                                                                                                 ------------
Comprehensive income                                                                                                   491
Repurchase and retirement of common
  stock (note 14)                                   (41)      (20,500) (110,121)         --              --       (130,662)
Purchase and reissuance of common stock
  under stock option and other employee
  benefit plans, including tax benefits and
  net of amortization                                --          (767)       --      (1,926)             --         (2,693)
Change in common stock held by
  consolidated grantor trusts (note 14)              --        (1,403)       --          --              --         (1,403)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1999                     382       816,517   112,896      (1,926)          9,088        936,957
Net income                                           --            --   112,009          --              --        112,009
Change in minimum pension liability, net
  of income taxes (notes 13 and 16)                  --            --        --          --             293            293
Net unrealized losses on investment securities,
  net of income taxes (notes 4 and 16)               --            --        --          --            (289)          (289)
                                                                                                                 ------------
Comprehensive income                                                                                               112,013
Repurchase and retirement of common
  stock (note 14)                                    (7)       (3,305)  (19,860)         --              --        (23,172)
Purchase and reissuance of common stock
  under stock option and other employee
  benefit plans, including tax benefits and
  net of amortization                                --       (14,002)       --        (308)             --        (14,310)
Change in common stock held by
  consolidated grantor trusts (note 14)              --         3,374        --          --              --          3,374
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000                    $375       802,584   205,045      (2,234)          9,092      1,014,862
=============================================================================================================================


See accompanying notes to consolidated financial statements.

Trigon Healthcare, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2000, 1999 and 1998




(in thousands)                                                             2000              1999            1998
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities (note 18)                   $  109,770           188,823         151,580
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Proceeds from sale of property and equipment and other assets              339               342              13
  Capital expenditures                                                   (35,501)          (17,827)        (16,857)
  Cash paid for the purchase of minority interest                         (2,660)               --              --
  Cash transferred with the sale of subsidiary, net of cash received     (15,337)               --              --
  Investment securities purchased                                     (4,844,862)       (4,293,560)     (3,797,307)
  Proceeds from investment securities sold                             4,061,899         3,347,933       2,845,399
  Maturities of fixed income securities                                  736,870           749,828         823,942
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                    (99,252)         (213,284)       (144,810)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Proceeds from long-term debt                                                --           160,000              --
  Payments on long-term debt                                            (248,039)               --            (808)
  Change in commercial paper notes                                       275,448                --              --
  Payment to members in lieu of common stock
    pursuant to Plan of Demutualization                                       --                --            (690)
  Purchase and reissuance of common stock under
    employee benefit and stock option plans                              (17,666)           (3,694)         (1,307)
  Common stock (purchased) distributed by consolidated grantor trusts      3,374            (1,403)           (851)
  Purchase and retirement of common stock                                (23,172)         (130,662)             --
  Change in outstanding checks in excess of bank balance                   3,352            (4,750)         (2,624)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                       (6,703)           19,491          (6,280)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                3,815            (4,970)            490
Cash--beginning of year                                                    2,530             7,500           7,010
-------------------------------------------------------------------------------------------------------------------
Cash--end of year                                                     $    6,345             2,530           7,500
===================================================================================================================


See accompanying notes to consolidated financial statements.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
   Trigon Healthcare, Inc., a stock holding company, through its subsidiaries is the largest managed healthcare company in Virginia. (Trigon Healthcare, Inc. and subsidiaries are herein collectively referred to as the Company.) The Company serves 2 million members primarily through a comprehensive spectrum of managed care products provided through three network systems with a range of utilization and cost containment controls. The Company underwrites policies for multi-state employer groups, large and small businesses in Virginia, individuals, Medicare and Medicaid beneficiaries and federal employees. The Company's portfolio of benefit designs is purposely diverse to allow members and group administrators to choose the degree of management and premium structure that is right for them. Certain of the Company's subsidiaries have the exclusive right to use the Blue Cross and Blue Shield service marks and trademarks in their service areas. The Company also owns and operates subsidiaries in the areas of wellness and disease management, benefits administration and similar products.
     Trigon Healthcare, Inc. owns 100% of Trigon Insurance Company, HealthKeepers, Inc., Priority, Inc., Trigon Health and Life Insurance Company, Trigon Services, Inc., Consolidated Holdings Corporation, Trigon Administrators, Inc., Trigon Disability Services Company, Health Management Corporation and Monticello Service Agency, Inc. Additionally, Trigon Healthcare, Inc. owns 51% of Peninsula Health Care, Inc. Trigon Insurance Company participates in a national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP).
   The significant accounting policies and practices followed by the Company are as follows:

Basis of Presentation and Principles of Consolidation
     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The Company follows Statement of Financial Accounting Standards (SFAS) No. 60, Accounting and Reporting by Insurance Enterprises, as it relates to its insurance business and AICPA Statement of Position 89-5,Financial Accounting and Reporting by Providers of Prepaid Healthcare Services, as it relates to its HMO business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   The consolidated financial statements include the accounts of Trigon Healthcare, Inc. and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in other companies in which less than a majority interest is held and where the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method.

Risks and Uncertainties
   The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical cost ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.
   In addition, the managed care industry is highly competitive in both Virginia and in other states in the Southeastern and Mid-Atlantic regions where the Company principally intends to expand. There is no assurance that such competition will not exert strong pressures on the Company's profitability, its ability to increase enrollment or its ability to successfully attain its expansion plans. Also, there can be no assurance that regulatory initiatives will not be undertaken at the state or federal level to reform the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such action could adversely affect the Company's profitability.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

Investment Securities
   Investment securities are accounted for in accordance with SFAS No.
115, Accounting for Certain Investments in Debt and Equity Securities. All investment securities are considered available-for-sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment securities, net of deferred income taxes, is included in accumulated other comprehensive income in shareholders' equity. A decline in the fair value of any investment security below cost, that is deemed other than temporary, is recorded as a realized loss resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.
   Certain of the Company's investment securities are denominated in foreign currencies. The Company utilizes forward currency contracts to minimize its exposure to fluctuations in foreign currency exchange rates. The forward contracts are reflected as investment securities on the consolidated balance sheets at fair value. Unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income in shareholders' equity along with the unrealized gains and losses on the securities being hedged. When the securities hedged by these contracts are sold, gains or losses on these contracts are reflected in the consolidated statements of operations as net realized gains (losses).
   The Company enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts is limited to that of the market value of the underlying portfolios. Should this limitation be exceeded, futures contracts are immediately terminated in order to comply with this restriction. Initial margins in the form of securities are maintained with the counterparties for these transactions. Changes in fair value of financial futures, determined on a daily basis, are recorded as realized gains or losses in the consolidated statements of operations. Terminations of contracts are accounted for in the same manner.

Property and Equipment
   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 40 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Any gain or loss realized upon retirement or disposal is reflected in selling, general and administrative expenses.
   Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Goodwill and Other Intangibles
   Costs in excess of fair value of net tangible and identified intangible assets of businesses acquired are amortized using the straight-line method over periods from 15 to 25 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.
   Amortization was $1.2 million, $5.9 million and $5.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. Accumulated amortization as of December 31, 2000 and 1999 was $9.0 million and $7.8 million, respectively. In connection with the purchase of Priority, Inc.'s minority interest in September 2000 (note 2), goodwill increased $2.2 million. Goodwill and other intangibles related to Mid-South Insurance Company (Mid-South), in the amount of $42.6 million were written-off during 1999 (note 19).

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

Agency Contracts
   As fiscal intermediary for Medicare through August 31, 1999, the Company allocated operating expenses to this line of business to determine reimbursement due for services rendered in accordance with the contracts in force. Claims processed under this arrangement were not included in the accompanying consolidated statements of operations and the reimbursement of allocated operating expenses was recorded as a reduction of the Company's selling, general and administrative expenses.
    The Company discontinued its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, in August 1999. The Company also discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans after November 1999.

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

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

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

Earnings Per Share
   The Company calculates and presents earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if all stock options and nonvested restricted stock awards were exercised and converted into common stock.

Reclassifications
   Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2. PURCHASE OF MINORITY INTEREST OF PRIORITY, INC.

   On September 29, 2000, the Company's subsidiary, Priority, Inc., (Priority) purchased and retired the 20% of its outstanding shares held by the minority shareholder in accordance with the provisions of the Shareholders Agreement for Priority between the Company and the minority shareholder. The purchase price for the minority interest was approximately $2.7 million. The acquisition was accounted for as a purchase and goodwill arising from the purchase amounted to $2.2 million. The goodwill will be amortized over 10 years, the remaining period of the existing goodwill associated with the Company's original purchase of its 80% interest.
   In conjunction with the purchase and retirement of the 20% outstanding common stock, Priority also repaid and retired all outstanding debt and accrued interest held by the minority shareholder (note 12).

NOTE 3. AGENCY CONTRACTS

   The Company acted as an administrative agent for processing claims for Medicare through August 1999 (note 1). Claims processed for Medicare and the related reimbursed operating expenses, which are subject to audit, for the years ended December 31 were as follows (in thousands):

                                           2000       1999          1998
--------------------------------------------------------------------------
Claims processed for Medicare              $--      2,098,418    3,154,118
==========================================================================
Operating expenses reimbursed
  by Medicare                              $--         18,284       16,579
==========================================================================

NOTE 4. INVESTMENT SECURITIES

   The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31 were as follows (in thousands):



                                                                                          Gross        Gross      Estimated
                                                                          Amortized     Unrealized   Unrealized      Fair
2000                                                                         Cost         Gains        Losses        Value
---------------------------------------------------------------------------------------------------------------------------
Fixed income
  Domestic
    U.S. Treasury securities and obligations of U.S. government agencies  $329,410         3,733           33       333,110
    Mortgage-backed obligations of U.S. government agencies                134,261         3,125           93       137,293
    States and political subdivision securities                            266,304        10,159          432       276,031
    Other mortgage-backed and asset-backed securities                      101,671         1,361        3,159        99,873
    Domestic corporate bonds                                               494,977         7,421       13,052       489,346
    Short-term debt securities with maturities of less than one year       288,050           233          642       287,641
  Foreign
    Debt securities issued by foreign governments                            9,011           473           --         9,484
    Foreign corporate bonds                                                 30,127           285        1,002        29,410
    Short-term debt securities with maturities of less than one year        27,785            21            3        27,803
---------------------------------------------------------------------------------------------------------------------------
Total fixed income                                                       1,681,596        26,811       18,416     1,689,991
---------------------------------------------------------------------------------------------------------------------------
Equities
  Domestic                                                                  16,156         1,243        1,133        16,266
  Foreign                                                                   70,865        16,535       11,779        75,621
---------------------------------------------------------------------------------------------------------------------------
Total equities                                                              87,021        17,778       12,912        91,887
---------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                          --           760           --           760
---------------------------------------------------------------------------------------------------------------------------
Total                                                                   $1,768,617        45,349       31,328     1,782,638
===========================================================================================================================
Unrestricted                                                            $1,761,606        45,029       31,328     1,775,307
Restricted                                                                   7,011           320           --         7,331
---------------------------------------------------------------------------------------------------------------------------
Total                                                                   $1,768,617        45,349       31,328     1,782,638
===========================================================================================================================

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)



                                                                                             Gross         Gross       Estimated
                                                                          Amortized        Unrealized    Unrealized      Fair
1999                                                                        Cost             Gains         Losses        Value
--------------------------------------------------------------------------------------------------------------------------------
Fixed income
 Domestic
    U.S. Treasury securities and obligations of U.S. government agencies  $ 288,070               --          8,813      279,257
    Mortgage-backed obligations of U.S. government agencies                  89,051               19          1,122       87,948
    States and political subdivision securities                             299,705              176         11,943      287,938
    Other mortgage-backed and asset-backed securities                        62,495               18          1,473       61,040
    Domestic corporate bonds                                                615,470            4,250         25,955      593,765
    Other fixed income investment funds                                      23,855               --          1,258       22,597
    Short-term debt securities with maturities of less than one year         76,148               --            249       75,899
  Foreign
    Debt securities issued by foreign governments                            48,211            2,196            174       50,233
    Foreign corporate bonds                                                  96,643              879          3,878       93,644
    Short-term debt securities with maturities of less than one year          4,798               --              3        4,795
--------------------------------------------------------------------------------------------------------------------------------
Total fixed income                                                        1,604,446            7,538         54,868    1,557,116
--------------------------------------------------------------------------------------------------------------------------------
Equities
  Domestic                                                                   57,307           27,190          5,288       79,209
  Foreign                                                                    72,183           46,225          6,130      112,278
--------------------------------------------------------------------------------------------------------------------------------
Total equities                                                              129,490           73,415         11,418      191,487
--------------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                           --               --            201         (201)
--------------------------------------------------------------------------------------------------------------------------------
Total                                                                    $1,733,936           80,953         66,487    1,748,402
================================================================================================================================
Unrestricted                                                             $1,723,905           80,953         66,343    1,738,515
Restricted                                                                   10,031               --            144        9,887
--------------------------------------------------------------------------------------------------------------------------------
Total                                                                    $1,733,936           80,953         66,487    1,748,402
================================================================================================================================


   Short-term investments consist principally of commercial paper and money market investments.
   The Company enters into foreign currency derivative instruments to minimize exposure to fluctuations in foreign currency exchange rates. Company policy only permits utilization of these instruments in its foreign denominated bond and equity portfolios. The counterparties to these transactions are major financial institutions. The Company may incur a loss with respect to these transactions to the extent that counter-party fails to perform under a contract and exchange rates have changed unfavorably since the inception of the contract. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of one year or less. As of December 31, 2000, the Company had forward contracts outstanding to purchase approximately $9.1 million in foreign currencies and to sell approximately $8.3 million in foreign currencies (primarily the Euro and Japanese Yen). The gross unrealized gains related to these contracts as of December 31, 2000 were $759,605 and there were no gross unrealized losses.
   The Company also enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts, $160.8 million as of December 31, 2000, is limited to that of the market value of the underlying portfolios.

   The Company will adopt SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, effective January 1, 2001. SFAS Statement No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company has determined that the impact of adoption will not have a significant impact on the consolidated financial position or results of operations.
   The amortized cost and estimated fair value of fixed income securities as of December 31, 2000, by contractual maturity, were as follows (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                             Amortized     Estimated
                                               Cost        Fair Value
---------------------------------------------------------------------
Due in one year or less                    $  315,835       315,444
Due after one year through five years         502,047       505,385
Due after five years through ten years        407,479       404,352
Due after ten years                           217,257       224,483
Mortgage-backed, asset-backed and
  other securities                            238,978       240,327
---------------------------------------------------------------------
Total                                      $1,681,596     1,689,991
=====================================================================

   Included in investment securities as of December 31, 2000 are $7.3 million, at estimated fair value, of securities held by various states to meet security deposit requirements related to Trigon Insurance Company, the HMO subsidiaries and Trigon Health and Life Insurance Company.
   The components of investment income for the years ended December 31 were as follows (in thousands):

                                              2000        1999        1998
---------------------------------------------------------------------------
Interest on fixed income
securities                                 $113,613      95,957      84,776
Interest on short-term investments            8,544       6,703       7,573
Dividends                                     1,994       2,884       2,405
---------------------------------------------------------------------------
                                            124,151     105,544      94,754
Investment expenses                           6,604       5,758       6,541
Group interest credits                        3,094       2,655       2,673
---------------------------------------------------------------------------
Investment income                          $114,453      97,131      85,540
===========================================================================

   Gross realized gains and losses for the years ended December 31 were as follows (in thousands):

                                    2000         1999      1998
-----------------------------------------------------------------
Gross realized gains
  Fixed income securities       $  34,194       14,527    48,880
  Equity securities                43,963       13,401    29,370
  Derivative instruments           33,916       64,456    64,015
-----------------------------------------------------------------
Total gross realized gains        112,073       92,384   142,265
-----------------------------------------------------------------
Gross realized losses
  Fixed income securities          74,236       45,740    10,540
  Equity securities                17,784        7,448    17,935
  Derivative instruments           47,076       61,153    36,283
-----------------------------------------------------------------
Total gross realized losses       139,096      114,341    64,758
-----------------------------------------------------------------
Net realized gains (losses)     $ (27,023)     (21,957)   77,507
=================================================================

   Proceeds from the sale of investment securities were $4.1 billion, $3.3 billion, and $2.8 billion during 2000, 1999 and 1998, respectively.
   Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), net of income taxes, for the years ended December 31 is as follows (in thousands):

                              2000         1999      1998
------------------------------------------------------------
Fixed income securities     $ 55,725     (79,561)   (5,450)
Equity securities            (57,131)     47,742    (3,624)
Derivative instruments           961        (189)   (1,832)
Provision for income taxes       156      11,202     3,818
------------------------------------------------------------
Total                       $   (289)    (20,806)   (7,088)
============================================================


NOTE 5. PREMIUMS AND OTHER RECEIVABLES

   Premiums and other receivables as of December 31 were as follows (in thousands):

                                                  2000         1999
--------------------------------------------------------------------
Premiums                                       $ 77,664       70,170
Self-funded group receivables                   194,308      149,686
Federal Employee Program                        161,385      142,787
Investment income receivable                     22,725       21,070
Receivable on investment securities sold         33,900        2,653
Other                                             9,939       11,133
--------------------------------------------------------------------
Total                                          $499,921      397,499
====================================================================

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

NOTE 6. PROPERTY AND EQUIPMENT

   Property and equipment as of December 31 were as follows (in thousands):

                                      2000            1999
------------------------------------------------------------
Land and improvements              $  5,874           2,971
Buildings and improvements           36,077          35,764
Furniture and equipment              87,748          71,524
Computer software                    35,188          29,705
------------------------------------------------------------
                                    164,887         139,964
Less accumulated depreciation
  and amortization                   95,130          88,726
------------------------------------------------------------
Total                              $ 69,757          51,238
============================================================


NOTE 7. MEDICAL AND OTHER BENEFITS PAYABLE

   The components of medical and other benefits payable as of December 31 were as follows (in thousands):

                                            2000          1999
-----------------------------------------------------------------
Net medical and other
  benefits payable at
  beginning of year                     $ 417,688       371,312
Incurred related to
  Current year                          1,973,500     1,821,681
  Prior years                             (21,717)      (17,319)
-----------------------------------------------------------------
Total incurred                          1,951,783     1,804,362
-----------------------------------------------------------------
Paid related to
  Current year                          1,696,295     1,517,098
  Prior years                             252,221       240,888
-----------------------------------------------------------------
Total paid                              1,948,516     1,757,986
-----------------------------------------------------------------
Net medical and other benefits
  payable at end of year                  420,955       417,688
Liability for self-funded claims          192,515       169,361
Liability for claims processing
  costs                                    21,553        17,886
Advance amounts due to providers              483         5,114
-----------------------------------------------------------------
Total                                   $ 635,506       610,049
=================================================================


   The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates.

NOTE 8. LEASES

   The Company has noncancelable operating leases for real estate and equipment that expire over the next six years and provide for purchase or renewal options. Future minimum lease payments under noncancelable operating leases as of December 31 were as follows (in thousands):

Years ending December 31,
-----------------------------------------------
2001                                    $12,977
2002                                     13,013
2003                                     11,022
2004                                      6,586
2005                                      4,254
2006                                      4,347
-----------------------------------------------
Total                                   $52,199
===============================================

   Total rental expense for operating leases for the years ended December 31, 2000, 1999 and 1998 was $16.3 million, $17.1 million and $15.2 million, respectively.

NOTE 9. OTHER LIABILITIES

   Other liabilities as of December 31 were as follows (in thousands):

                                              2000         1999
------------------------------------------------------------------
Outstanding checks in excess
  of bank balance                           $ 39,793       36,441
Member related liabilities                    10,745        5,956
Unearned premium reserve--
  Federal Employee Program                   105,974       89,444
Self-funded group deposits                    14,474       20,605
Current income taxes payable                     354       54,716
Payable on investment securities sold         38,637        4,846
Other                                         36,092       45,223
------------------------------------------------------------------
Total                                       $246,069      257,231
==================================================================

   The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross and Blue Shield Association on behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. A receivable in the same amount is recorded in premiums and other receivables.

NOTE 10. OTHER REVENUES

   Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue for the years ended December 31 is as follows (in thousands):

                                     2000        1999      1998
------------------------------------------------------------------
Employee benefits administration   $ 2,336      3,769      3,953
Workers' compensation
  administration                     9,682      9,319      9,108
Health management services           6,645      6,227      6,093
Other                                4,974      4,903      4,805
------------------------------------------------------------------
Total                              $23,637     24,218     23,959
==================================================================


NOTE 11. INCOME TAXES

   Income tax expense (benefit) attributable to income before income taxes and minority interest, substantially all of which is federal, for the years ended December 31 consists of (in thousands):

                         2000         1999        1998
---------------------------------------------------------
Current                $24,761       26,129      65,544
Deferred                25,327      (17,784)     (2,307)
---------------------------------------------------------
Total                  $50,088        8,345      63,237
=========================================================

   The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and minority interest for the years ended December 31 were as follows:

                                             2000      1999      1998
----------------------------------------------------------------------
Statutory federal income tax rate            35.0%     35.0      35.0
Tax-exempt investment income                 (2.5)    (13.7)     (1.3)
Non-deductible amortization                   0.3       3.4        --
Tax adjustment on sale
  of subsidiary                              (1.5)       --        --
Other, net                                   (1.1)      1.8      (0.3)
----------------------------------------------------------------------
Effective tax rate                           30.2%     26.5      33.4
======================================================================

   The components of the deferred tax assets and deferred tax liabilities as of December 31 were as follows (in thousands):

                                      2000             1999
-------------------------------------------------------------
Deferred tax assets
  Employee benefit plans            $17,458           28,073
  Insurance reserves                 33,914           36,959
  Investment in subsidiary               --           13,722
  Property and equipment              4,656            2,930
  Other                                 549              383
-------------------------------------------------------------
Gross deferred tax assets            56,577           82,067
-------------------------------------------------------------
Deferred tax liabilities
  Investment securities               4,199            5,063
  Other                                 646              678
-------------------------------------------------------------
Gross deferred tax liabilities        4,845            5,741
-------------------------------------------------------------
Net deferred tax asset              $51,732           76,326
=============================================================

   Deferred taxes as of December 31 are presented on the accompanying consolidated balance sheets as follows (in thousands):

                                        2000            1999
--------------------------------------------------------------
Deferred tax assets--current          $ 3,525          16,827
Deferred tax assets--noncurrent        48,207          59,499
--------------------------------------------------------------
Net deferred tax asset                $51,732          76,326
==============================================================

   In conjunction with the Demutualization in 1997, the Company was required to make a payment of $175 million to the Commonwealth of Virginia (Commonwealth Payment) which was expensed and paid in prior years. The Company claimed the $175 million Commonwealth Payment as a deduction. The Internal Revenue Service has denied this deduction during the course of its audit of the Company. The Company continues to pursue the deduction. In addition, the Company is litigating another claim for deductions for losses incurred on the termination of certain customer and provider contracts. See note 21. Favorable resolution of these claims is subject to various uncertainties, including whether the deductions will be allowed at all and, in the case of the claim for losses on the termination of customer and provider contracts, the amount of the deductions, if any, that will be allowed. While the Company believes that its claims have merit, it cannot predict the ultimate outcome of the claims. The Company has not recognized the favorable impact of the claims, if any, in the consolidated financial statements.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

NOTE 12. LONG-TERM DEBT

   Long-term debt as of December 31 is summarized as follows (in thousands):

                                            2000          1999
----------------------------------------------------------------
Revolving credit agreement               $     --        245,000
Promissory note, 5%, due June 30, 2000         --          1,300
Notes payable, at prime plus 1%                --          3,039
Commercial paper notes                    275,448             --
----------------------------------------------------------------
                                          275,448        249,339
Less current portion                           --          1,300
----------------------------------------------------------------
Total                                    $275,448        248,039
================================================================

   The Company has a $300 million revolving credit agreement with a syndicate of banks, which expires February 2002. The credit agreement provides for various borrowing options and rates and requires the Company to pay a facility fee on a quarterly basis. The current borrowing terms require a facility fee of .075% per annum based on the $300 million commitment and bears interest at LIBOR plus a margin, adjusted monthly. The credit agreement also contains certain financial covenants and restrictions including minimum net worth requirements as well as limitations on dividend payments.
   In conjunction with the issuance of commercial paper notes during the first quarter of 2000, the Company repaid the $245 million outstanding on the revolving credit agreement. The weighted average interest rate for the period the revolving credit agreement was outstanding during the years ended December 31, 2000 and 1999 was 6.21% and 5.44%, respectively.
   The promissory note originated in 1995 in connection with the purchase of a subsidiary. The promissory note was repaid in June 2000. The principal was included in other liabilities as of December 31, 1999.
   Priority entered into notes payable with its minority shareholder for purposes of maintaining regulatory minimum net worth requirements. In connection with the purchase of Priority's minority interest (note 2), the notes and related accrued interest were repaid in September 2000.
   Peninsula Health Care, Inc. has a line of credit agreement with its minority shareholder for purposes of maintaining regulatory minimum net worth requirements. There were no amounts outstanding under this line of credit as of December 31, 2000 and 1999.
   In March 2000, the Company commenced a private placement commercial paper program providing for the issuance of up to $300 million in aggregate maturity value of commercial paper notes. The notes are issued at par less a discount representing an interest factor. Under the program, they may also be issued at par as interest bearing notes. The notes may be issued with varying maturities up to a maximum of one year from issuance. As of December 31, 2000, outstanding notes under the commercial paper program totaled approximately $275.4 million with an average maturity of 14 days. The weighted average discount yield on the outstanding commercial notes was 6.83% as of December 31, 2000. The commercial paper is backed by the revolving credit agreement. The commercial paper notes have been classified as long-term debt in the accompanying consolidated balance sheets based on the Company's ability and intent to maintain borrowings of at least this amount for more than one year.

NOTE 13. EMPLOYEE BENEFIT PLANS

   The Company has a noncontributory defined benefit pension plan which is qualified under IRC 401(a). The plan is funded through the Blue Cross National Retirement Trust (Trust), a collective investment trust for the retirement programs of its participating employers. Assets in the Trust are primarily domestic and international equity securities, domestic bonds, real estate funds and short-term investments. The Company also has a nonqualified supplemental executive retirement plan (SERP) which provides for pension benefits in excess of qualified plan limits imposed by IRC limits and restrictions on participation by highly compensated employees. The plan serves to restore the combined pension amount to original benefit levels. The plan is unfunded, however, the Company has established a grantor trust to fund future obligations under the plan. The grantor trust is consolidated with the Company for financial reporting purposes.
   In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees and for active employees who had at least 20 years of service and were between the ages of 40 and 45 with age plus years of service equal to 55 or more as of January 1, 1998. This postretirement benefit plan is also funded through the Trust.

   The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31 and a statement of the funded status as of December 31 (in thousands):




                                                                 Pension Benefits               Postretirement Benefits
                                                            --------------------------         -------------------------
                                                              2000              1999             2000              1999
--------------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation
  Obligation as of January 1                               $122,613           139,262            28,722            31,896
  Service cost                                                7,571             7,842             1,385             1,412
  Interest cost                                               9,152             8,725             2,761             2,200
  Participant contributions                                      --                --                91                69
  Benefit payments                                          (15,195)          (14,200)           (1,112)             (948)
  Actuarial (gain) loss                                       6,771           (19,016)            8,951            (3,943)
  Plan amendments                                                --                --                --            (1,964)
--------------------------------------------------------------------------------------------------------------------------
Obligation as of December 31                                130,912           122,613            40,798            28,722
--------------------------------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
  Fair value of plan assets as of January 1                 150,871           141,930            18,372            16,208
  Actual return on plan assets                               (7,063)           22,817             1,496             2,628
  Participant contributions                                      --                --                91                69
  Employer contributions                                         --                --                --               415
  Benefit payments                                           (7,396)          (13,875)           (1,112)             (948)
--------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31                 136,412           150,872            18,847            18,372
--------------------------------------------------------------------------------------------------------------------------
Funded status
  Funded status as of December 31                             5,500            28,259           (21,951)          (10,350)
  Unrecognized transition asset                                (167)             (236)               --                --
  Unrecognized reduction in prior service cost               (7,712)           (8,260)           (8,017)           (9,782)
  Unrecognized (gain) loss                                  (13,374)          (37,822)            2,262            (6,945)
--------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                      $(15,753)          (18,059)          (27,706)          (27,077)
==========================================================================================================================


The following table provides the amounts recognized in the consolidated balance sheets as of December 31 (in thousands):


                                                                          Pension Benefits         Postretirement Benefits
                                                                        ----------------------     ------------------------
                                                                         2000           1999          2000           1999
---------------------------------------------------------------------------------------------------------------------------
Accrued benefit liability (included in obligations for employee
  benefits, noncurrent)                                                $(16,535)       (19,393)       (27,706)     (27,077)
Intangible asset (included in other assets)                                 748            850             --           --
Accumulated other comprehensive income                                       34            484             --           --
---------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $(15,753)       (18,059)       (27,706)     (27,077)
===========================================================================================================================


The Company's nonqualified SERP was the only pension plan with a benefit obligation and an accumulated benefit obligation in excess of plan assets. The plan's benefit obligation was 7.4 million and 12.0 million as of December 31, 2000 and 1999, and respectively. The plan's accumulated benefit obligation was 5.9 million and 11.1 million as of December 31, 2000 and 1999, respectively. There are no plan assets in the nonqualified SERP.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

   The following table provides the components of net periodic expense for the plans for the years ended December 31 (in thousands):



                                                    Pension Benefits                       Postretirement Benefits
                                           ----------------------------------       ------------------------------------
                                            2000          1999          1998          2000          1999          1998
------------------------------------------------------------------------------------------------------------------------
Service cost                              $ 7,571         7,842         7,505         1,385         1,412         1,277
Interest cost                               9,152         8,725         8,740         2,761         2,200         2,113
Expected return on plan assets            (11,851)      (11,224)       (9,461)       (1,753)       (1,553)       (1,374)
Amortization of transition asset              (70)          (70)          (70)           --            --            --
Amortization of prior service cost           (547)         (547)          (72)       (1,765)       (1,387)         (804)
Amortization of net (gain) loss              (312)          157          (271)           --            --          (273)
Settlement expense                          1,550            --            --            --            --            --
------------------------------------------------------------------------------------------------------------------------
Total                                     $ 5,493         4,883         6,371           628           672           939
========================================================================================================================


   The gross amount included within other comprehensive income arising from an increase (decrease) in the additional minimum pension liability was $(0.4) million, $(1.3) million and $1.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.
   The prior service costs of the pension plans and the postretirement benefit plan are amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. Gains and losses for the qualified pension plan are amortized on a straight-line basis over the average remaining service period of active participants using the minimum basis outlined under SFAS No. 87. Gains and losses for the nonqualified SERP are amortized on a straight-line basis over the average remaining service period of active participants based on the entire unrecognized net gain or loss without applying the applicable corridor that is based on 10% of the greater of the projected benefit obligation or the market-related value of plan assets.
   The weighted average assumptions used in the measurement of the Company's benefit obligations as of December 31 were as follows:



                                         Pension Benefits         Postretirement Benefits
                                   ---------------------------    -----------------------
                                         2000          1999         2000          1999
-----------------------------------------------------------------------------------------
Discount rate                             7.50%         7.75%       7.50%         7.75%
Expected return on plan assets             9.0           9.0         9.0           9.0
Rate of compensation increases      3.0 to 6.5    3.0 to 6.5         4.5           4.5
=========================================================================================

   For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 and subsequent years.
   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects (in thousands):

                                              1%          1%
                                           Increase   Decrease
--------------------------------------------------------------
Aggregate of service and interest cost
  components of net periodic
  postretirement health care benefit cost    $  725     (588)
--------------------------------------------------------------
Health care component of the accumulated
  postretirement benefit obligation          $6,927   (5,355)
==============================================================

   The Company also has the Employees' Thrift Plan of Trigon Insurance Company (Thrift Plan) under which substantially all employees who have completed three months of service may elect to save up to 16% of their annual earnings on a pretax basis, subject to certain limits, in the plan. Participants have the option of investing in stock of Trigon Healthcare, Inc. and several international and domestic investment funds. The Company contributes an amount equal to 50% of the participant's contributions limited to a total of 3% of the employee's compensation. The Company amended the Thrift Plan in October 1998. The amendment reduced the eligibility period to three months of service and made the Company's contributions fully vested to the participant after three years of service. The amendment also included a provision that allows the Company to make discretionary profit sharing contributions to participants through the Trigon Healthcare, Inc. stock investment option. The Company made discretionary contributions of $3.4 million and $0.8 million during 2000 and 1999, respectively, and no discretionary contributions during 1998. For the years ended December 31, 2000, 1999 and 1998, the Company's matching contribution to the Thrift Plan was $4.0 million, $3.6 million and $3.3 million, respectively.

NOTE 14. CAPITAL STOCK

   The Company has authorized 300 million shares of Class A Common Stock, par value $0.01 per share (Common Stock). Common Stock shares are entitled to one vote per share.
   The Company has also authorized 300 million shares of Class B non-voting Common Stock, par value $0.01 per share (Non-Voting Common Stock). No shares of Non-Voting Common Stock were issued and outstanding as of December 31, 2000 and 1999. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's amended and restated articles of incorporation. Non-Voting Common Stock shares are not entitled to vote on any matter except as otherwise required by law.
   The Company is authorized to issue up to 50 million shares of preferred stock, no par value per share, in one or more series and to provide the designations, preferences, limitations and rights of each series.

Shareholder Rights Plan
   The Company has a Shareholder Rights Plan (Rights Plan). Under the Rights Plan, the Board of Directors authorized three million preferred shares, the Series A Junior Participating Preferred Shares, and declared a dividend of one preferred share purchase right (Right) on each outstanding share of Trigon Class A Common Stock. Each Right entitles shareholders to purchase one one-hundredth of a Series A Junior Participating Preferred Share at an exercise price of $100, subject to adjustment. Subject to certain exceptions, the Right will be exercisable only if a person or group acquires 10% or more of the Company's Common Stock or announces a tender offer for 10% or more of the Company's outstanding Common Stock. Each holder of a Right (other than those held by the acquiring person) will then be entitled to purchase, at the Right's then current exercise price, a number of shares of Trigon Common Stock having a market value of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the acquiring company's Common Stock having a market value of twice the Right's exercise price.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

   The date of record for the dividend distribution was July 29, 1997. The Rights will expire in 2007 and are redeemable by action of the Board of Directors at a price of $.001 per Right at any time prior to becoming exercisable.

Common Stock Held by Grantor Trusts
   The Company has several grantor trusts which were established to fund future obligations under certain compensation and benefit plans. These grantor trusts are consolidated for financial reporting purposes with the Company. The grantor trusts may purchase shares of the Company's Common Stock in the open market. The purchase price of the shares purchased and held by the grantor trusts is shown as a reduction to capital in excess of par in the consolidated balance sheets.

Stock Option Plans, Restricted Stock Awards and Stock Purchase Plan
     The 1997 Stock Incentive Plan (Incentive Plan) provides for the granting of stock options, restricted stock awards, performance stock awards, stock appreciation rights and cash performance awards to employees. The Company has reserved 6.3 million shares of its common stock for issuance under the Incentive Plan. Awards are granted by the Human Resources Compensation and Employee Benefits Committee of the Board of Directors. Options vest and expire over terms as set by the committee at the time of grant. In accordance with the Incentive Plan, options to purchase shares at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees during 2000, 1999 and 1998. These options generally vest on a pro-rata basis over three years, with certain grants vesting at the end of one or three years depending on an employee's years of service, and in all cases expire 10 years from date of grant.
   The 1997 Non-Employee Directors Stock Incentive Plan (Non-Employee Plan) provides for granting to newly-elected non-employee directors nonqualified stock options to purchase 10,000 shares of common stock on the date of the first annual meeting of shareholders at which the director is elected. In addition, each eligible director will automatically be granted options to purchase 5,000 shares of common stock as of the date of each subsequent annual meeting of shareholders. All options are granted at the fair market value on the date of grant and become exercisable on a pro-rata basis over a three-year period. All options expire 10 years from the date of grant. The Company has reserved 550,000 shares of its common stock for issuance under the Non-Employee Plan.
   A summary of the activity in the stock option plans for the years ended December 31 is as follows:


                                                   Weighted
                                   Number of       Average
                                  Options Price    Exercise
------------------------------------------------------------
Balance at January 1, 1998          2,072,354        $21.95
  Granted                           1,184,675         26.70
  Exercised                          (133,228)        22.13
  Forfeited                          (162,776)        22.91
------------------------------------------------------------
Balance at December 31, 1998        2,961,025         23.79
  Granted                             509,430         35.80
  Exercised                          (140,854)        23.72
  Forfeited                           (82,077)        27.11
------------------------------------------------------------
Balance at December 31, 1999        3,247,524         25.59
  Granted                             559,800         36.49
  Exercised                          (758,123)        24.10
  Forfeited                           (73,863)        26.85
------------------------------------------------------------
Balance at December 31, 2000        2,975,338        $27.99
============================================================
Options exercisable at:
  December 31, 2000                 1,987,254        $24.75
  December 31, 1999                 1,590,510         23.42
  December 31, 1998                   720,655         21.95
============================================================


The following table summarizes information about stock options outstanding and exercisable as of December 31, 2000:


                                             Options Outstanding                           Options Exercisable
                            ------------------------------------------------------     -----------------------------
                                                 Weighted
                                                  Average                 Weighted                          Weighted
                                                 Remaining                 Average                           Average
  Range of                    Number            Contractual               Exercise        Number            Exercise
Exercise Prices            Outstanding              Life                    Price       Exercisable          Price
--------------------------------------------------------------------------------------------------------------------
$18.13-25.50                1,816,129             6.6 years                $23.31         1,674,098          $23.13
$27.75-38.63                1,149,709             8.6 years                $35.12           313,156          $33.46
$53.13-73.31                    9,500             9.7 years                $59.80                --              --
====================================================================================================================


As of December 31, 2000, 2,784,676 shares were available for future grants.

   During 2000 and 1999, the Board of Directors granted 87,681 and 89,939 shares, respectively, of the Company's common stock as restricted stock awards in accordance with the provisions of the Incentive Plan. The shares vest on a pro-rata basis over three years. The recipients of the restricted stock awards generally may not dispose or otherwise transfer the restricted stock until vested. For grants of restricted stock, unearned compensation equivalent to the fair market value of the shares at the date of grant is recorded as a separate component of shareholders' equity and subsequently amortized to compensation expense over the vesting period. Amortization was $2.6 million and $1.0 million for the years ended December 31, 2000 and 1999, respectively.
   The 1997 Employee Stock Purchase Plan (Stock Purchase Plan) provides employees of the Company an opportunity to purchase the Company's common stock through payroll deductions. The Company has reserved one million shares of its common stock for issuance under the Stock Purchase Plan. Shares needed to satisfy the needs of the Stock Purchase Plan may be newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions. Eligible employees may purchase up to $25,000 in fair value based on the grant date price, annually of the Company's common stock at 85% of the lower of the fair value on the first or last trading day of each calendar quarter. Employee purchases under the Stock Purchase Plan were $1.7 million, $1.6 million and $1.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. Pursuant to the Stock Purchase Plan, shares of the Company's stock were purchased on the open market and issued to employees totaling 64,387, 60,735 and 65,801 during 2000, 1999 and 1998, respectively. In addition, 7,219 shares were pending purchase as of December 31, 2000. As of December 31, 2000, 777,818 shares of common stock were available for issuance under the Stock Purchase Plan.
   The pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock-based compensation under the fair value method of that Statement. The fair value for the stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

                                          2000        1999     1998
----------------------------------------------------------------------
Risk-free interest rate                   4.88%       6.78%     4.62%
Volatility factor                        38.67%      42.36%    38.41%
Dividend yield                              --          --        --
Weighted average expected life         5 years     5 years   5 years
======================================================================

   The Black-Scholes option-valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock option grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock option grants.

   For purposes of pro forma disclosures, compensation expense is increased for the estimated fair value of the options amortized over the options' vesting periods and for the difference between the market price of the stock and the discounted purchase price of the shares on the purchase date for the employee stock purchases. The Company's pro forma information is as follows (in thousands, except per share data and weighted average fair value):


                                                                            2000                  1999                  1998
                                                                     ------------------    ------------------    ------------------
                                                                       As          Pro        As         Pro        As        Pro
                                                                     Reported     Forma    Reported     Forma    Reported    Forma
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $112,009     105,175     20,463     12,486    123,572  116,193
Earnings per share
  Basic net income                                                       2.98        2.80       0.50       0.31       2.92     2.75
  Diluted net income                                                     2.90        2.72       0.49       0.30       2.88     2.73
Weighted average fair value of options granted during the year             --       15.22         --      16.87         --    10.95
Weighted average fair value of employee stock purchases during
 the year                                                                  --       15.39         --       6.30         --     8.81
Weighted average fair value of restricted stock awards granted
 during year                                                               --       34.10         --      32.88         --       --
===================================================================================================================================

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

Stock Repurchase Program
   The Company completed its first stock repurchase program in February 2000 whereby ten percent of the Company's common stock was repurchased. Also in February 2000, the Company commenced a second stock repurchase program for the repurchase of up to ten percent in additional shares. Under both repurchase programs, the purchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions and may be discontinued at any time. The repurchases are subject to restrictions relating to volume, price, timing and debt covenant requirements. During 2000, the Company purchased and retired 660,900 shares of its common stock at a cost of $23.2 million, bringing the total shares purchased and retired to 4,760,998 shares at a cost of approximately $153.8 million. The excess of the cost of the acquired shares over par value is charged on a pro-rata basis to capital in excess of par and retained earnings.

NOTE 15. NET INCOME AND NET INCOME PER SHARE

   The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share data):

                                       2000       1999     1998
-----------------------------------------------------------------
Numerator for basic and diluted
  earnings per share--net income     $112,009    20,463  123,572
=================================================================
Denominator
  Denominator for basic
    earnings per share--
    weighted average shares            37,615    40,826   42,300
  Effect of dilutive securities--
    employee and director stock
    options and nonvested
    restricted stock awards             1,066       594      472
-----------------------------------------------------------------
Denominator for diluted
    earnings per share                 38,681    41,420   42,772
=================================================================
Basic net income per share           $   2.98      0.50     2.92
=================================================================
Diluted net income per share         $   2.90      0.49     2.88
=================================================================


NOTE 16. COMPREHENSIVE INCOME

   The reclassification entries under SFAS No. 130, Reporting Comprehensive Income, for the years ended December 31 were as follows (in thousands):



                                                                                        2000          1999       1998
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on investment securities, net of income taxes
  Net unrealized holding gains (losses) arising during the year, net of income
    tax expense (benefit) of ($9,614), ($18,887) and $23,309                          $(17,854)      (35,078)     43,292
  Less: reclassification adjustment for net gains (losses) included in net income,
    net of income tax expense (benefit) of ($9,458), ($7,685) and $27,127               17,565        14,272     (50,380)
--------------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on investment securities, net of income taxes           $   (289)      (20,806)     (7,088)
==========================================================================================================================


The components of accumulated other comprehensive income as of December 31 were as follows (in thousands):


                                                                                     2000         1999      1998
--------------------------------------------------------------------------------------------------------------------
Net unrealized gain on investment securities, net of income taxes of $4,907,
  $5,063, and $16,265                                                               $9,114        9,403     30,209
Minimum pension liability, net of income taxes of $12, $169 and $619                   (22)        (315)    (1,149)
--------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                                              $9,092        9,088     29,060
====================================================================================================================

NOTE 17. STATUTORY FINANCIAL INFORMATION

   Trigon Insurance Company and certain other subsidiaries are required to file financial statements with, and are subject to audit by, the Commonwealth of Virginia, Bureau of Insurance (Bureau of Insurance). Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Bureau of Insurance which differ from generally accepted accounting principles under which the accompanying consolidated financial statements have been prepared. Significant differences resulting from these accounting practices include certain investment valuation reserves and certain claim reserves recognized under statutory accounting as well as certain assets (primarily property and equipment), certain employee benefit liabilities and deferred income taxes not recognized under statutory accounting practices. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, none of the Company's subsidiaries subject to regulatory oversight by the Bureau of Insurance have received, nor requested, approval to adopt any such deviations.
   Statutory surplus and net income for Trigon Insurance Company were (in thousands):

Statutory surplus as of:
  December 31, 2000 (unaudited)                   $490,000
  December 31, 1999                                534,241
Statutory net income for the years ended :
  December 31, 2000 (unaudited)                   $ 88,509
  December 31, 1999                                 92,301
  December 31, 1998                                 93,125

   Trigon Insurance Company is required by the Bureau of Insurance to maintain statutory capital and surplus of at least $4.0 million.
   Under the Code of Virginia, an insurance company may pay a dividend without prior permission of the Bureau of Insurance to the extent that such dividend together with other dividends or distributions within the preceding 12 months does not exceed the lesser of: (i) 10% of the insurer's statutory surplus as of the immediately preceding December 31, or (ii) the net statutory gain from operations (excluding realized gains on investments) for the 12-month period ended the immediately preceding December 31. On January 17, 2001, the Bureau of Insurance approved Trigon Insurance Company's request to effect an extraordinary dividend of $125 million to its parent, Trigon Healthcare, Inc., on March 1, 2001. As a result of this dividend, any dividend distributions by Trigon Insurance during 2001 would require the approval of the Bureau of Insurance. During 2000, 1999 and 1998, Trigon Insurance Company paid dividends to its parent of $125.0 million, $48.9 million and $227.5 million, respectively. The 2000 and 1999 dividends were cash dividends. The 1998 dividend included $200.0 million of cash and $27.5 million of stock of a wholly-owned subsidiary.
   The Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk-Based Capital Act in 1995. Under this Act, a company's risk-based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. Trigon Insurance Company's RBC level as calculated in accordance with the NAIC's RBC instructions exceeded all RBC thresholds as of December 31, 2000.
   The NAIC undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In 1998, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (Codification) as the NAIC-supported basis of accounting. The proposed adoption date of January 1, 2001 was approved by Virginia, the state of domicile for all affected subsidiaries. The Codification was approved with a provision allowing for prescribed or permitted accounting practices to be determined by each states' insurance commissioner. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Company has evaluated the impact of Codification on all its statutory financial statements and believes that statutory capital and surplus will increase primarily as a result of the admissibility of deferred income tax benefits.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

NOTE 18. ADDITIONAL CASH FLOW INFORMATION

   The reconciliation of net income to net cash provided by operating activities and supplemental disclosures of cash flow information for the years ended December 31 is as follows (in thousands):



                                                                                  2000                1999         1998
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $112,009            20,463       123,572
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization                                                    15,282            18,655        21,260
  Mid-South write-off (note 19)                                                        --            55,927            --
  Amortization of unearned compensation                                             2,681             1,031            --
  Accretion of discounts and amortization of premiums, net                        (15,959)          (13,267)      (20,893)
  Change in allowance for doubtful accounts receivable                               (685)            2,839        (1,127)
  Increase in premiums and other receivables                                      (69,224)          (22,238)      (14,959)
  (Increase) decrease in other assets                                               1,449            (9,208)       (5,507)
  Increase in medical and other benefits payable                                   41,224            66,382        64,416
  Increase in unearned premiums                                                    10,644            20,826         6,307
  Increase in accounts payable and accrued expenses                                 4,094            13,896        14,731
  Increase (decrease) in other liabilities                                        (46,075)           30,807        47,346
  Change in deferred income taxes                                                  25,267           (17,784)       (2,496)
  Increase in minority interest                                                     3,657             2,710         2,503
  Decrease in obligations for employee benefits                                    (1,701)           (4,450)       (6,213)
  Loss on disposal of property and equipment and other assets                          84               277           147
  Realized investment (gains) losses, net                                          27,023            21,957       (77,507)
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        $109,770           188,823       151,580
==========================================================================================================================
Cash paid during the year for
  Interest                                                                       $ 22,224            12,847         9,381
  Income taxes                                                                     69,947            25,855        26,098
==========================================================================================================================


NOTE 19. MID-SOUTH EXIT OF HEALTH INSURANCE MARKET

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

   The announcement in October resulted in a nonrecurring pretax charge to operations during the third quarter of 1999 of $79.9 million or $51.9 million net of tax. The charge included costs associated with the write-off of goodwill, other intangibles and deferred acquisition costs determined not to be recoverable of $55.9 million, a $20.6 million increase to claim reserves for anticipated future claims and maintenance costs in excess of the related premiums and certain other costs associated with the exit of $3.4 million. The Company recognized the charge for goodwill, other intangibles and deferred acquisition costs and certain other costs associated with the exit in selling, general and administrative expenses and recognized the charge to increase the claim reserves in medical and other benefit costs in the accompanying statements of operations. Through December 31, 2000, the Company charged $12.9 million against the claim reserves for future losses and $1.4 million against the accrual of certain other exit costs. No other adjustments have been made to these accruals.

   Cancellation notices were sent on the group business and the exit of this business was completed by April 30, 2000. The Company pursued options other than cancellation of the individual business and on June 1, 2000 all of the issued and outstanding shares of Mid-South were sold to another carrier. The purchase price approximated net book value. The Company retained responsibility for certain medical claims and other exit costs incurred prior to the sale on June 1, 2000. The stock purchase agreement also included a purchase price adjustment provision tied to the financial performance of the Mid-South individual business for the period from June 1, 2000 through December 31, 2002. The remaining accrual for future losses on this business is expected to be sufficient to satisfy any potential payments under this provision of the stock purchase agreement.

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

NOTE 21. LEGAL AND REGULATORY PROCEEDINGS

   On June 9, 2000, the Company's subsidiary, Trigon Insurance Company, filed a lawsuit against the federal government for the recovery of federal income tax overpayments for the years 1989 through 1995. If successful, the Company expects to recover approximately $35 million in cash refunds plus interest of about $20 million and to receive tax refunds for the years 1996 through 1999 of about $65 million. In addition, if the Company is successful it could receive substantial additional tax credits that could lower federal income tax liability in future years.
   The lawsuit, filed in the United States District Court for the Eastern District of Virginia, relates to the initial valuation and deductibility of the Company's assets when, along with other Blue Cross or Blue Shield organizations, it became subject to federal income taxation in 1987. As part of this change in tax status, Congress provided that if a Blue Cross or Blue Shield organization disposed of an asset that it had acquired while tax-exempt, its taxable gain or loss would be computed by reference to the asset's fair market value at the time the organization became subject to tax. The Company is seeking deductions for losses incurred on the termination of certain customer and provider contracts that were held by it on January 1, 1987, based on the fair market value of the contracts on that date.
   The Internal Revenue Service asserts that the Company is not entitled to deduct losses incurred on the termination of these contracts. The resolution of the Company's refund claim is subject to uncertainties, including whether the court will allow the deductions and, if so, the amount of the deductions that will be allowed. While the Company believes that its claim is meritorious, it cannot predict the ultimate outcome of the claim.
   The Company and certain of its subsidiaries are involved in various other legal actions occurring in the normal course of their business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the financial condition and results of operations of the Company.

Trigon Healthcare, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998 (Continued)

NOTE 22. SEGMENT INFORMATION

   The Company has four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including HMO, PPO and PAR as well as medicare supplement plans. The government programs segment includes the FEP and, through August 1999, claims processing for Medicare (note 1). Through its participation in the FEP, the Company provides health benefits to federal employees in Virginia. The FEP is the Company's largest customer, representing 17.8%, 19.1% and 18.2% of total consolidated revenues during 2000, 1999 and 1998, respectively. All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, benefits administration, health promotion and similar products, is reflected in an "all other" category.
   The reportable segments follow the Company's method of internal reporting by products and services.
   The financial results of the Company's segments are presented consistent with the accounting policies described in note 1. The Company evaluates the performance of its segments and allocates resources based on income before income taxes and minority interest, except for the investments segment which is evaluated using investment income and net realized gains and losses. Intersegment sales and expense transfers are recorded at cost.

The following table presents information by reportable segment for the years ended December 31 (in thousands):



                                                          Health        Government                       All
                                                         Insurance       Programs       Investments     Other     Total
---------------------------------------------------------------------------------------------------------------------------
2000
  Revenues from external customers                       $2,036,225       464,303                --     21,339    2,521,867
  Investment income and net realized losses                      --            --            87,430         --       87,430
  Intersegment revenues                                      12,987            --                --      7,925       20,912
  Depreciation and amortization expense                      14,125            22                23      1,828       15,998
  Income before income taxes and minority interest          127,161         1,015            87,430      4,251      219,857
1999
  Revenues from external customers                       $1,798,956       448,676                --     21,657    2,269,289
  Investment income and net realized losses                      --            --            75,174         --       75,174
  Intersegment revenues                                      11,885            --                --      6,546       18,431
  Depreciation and amortization expense                      17,667           261                19      1,681       19,628
  Income (loss) before income taxes and minority interest    (4,441)       (1,731)           75,174      1,791       70,793
1998
  Revenues from external customers                       $1,643,619       407,136                --     21,735    2,072,490
  Investment income and net realized gains                       --            --           163,047         --      163,047
  Intersegment revenues                                      11,017            --                --      6,057       17,074
  Depreciation and amortization expense                      15,512           249                18      1,683       17,462
  Income before income taxes and minority interest           59,432         3,174           163,047      2,083      227,736
===========================================================================================================================

   Asset information by reportable segment has not been disclosed as it is not prepared internally by the Company. However, depreciation and amortization expense for property and equipment purchased is charged to the reportable segment responsible for the purchase.
   A reconciliation of reportable segment total revenues, income before income taxes and minority interest and depreciation and amortization expense to the corresponding amounts included in the consolidated statements of operations for the years ended December 31 is as follows (in thousands):



                                                                 2000                 1999          1998
---------------------------------------------------------------------------------------------------------------
Revenues
  Reportable segments
    External revenues                                           $2,521,867           2,269,289      2,072,490
    Investment revenues                                             87,430              75,174        163,047
    Intersegment revenues                                           20,912              18,431         17,074
  Other corporate revenues                                           2,298               1,965            815
  Elimination of intersegment revenues                             (20,912)            (18,431)       (17,074)
---------------------------------------------------------------------------------------------------------------
Total revenues                                                  $2,611,595           2,346,428      2,236,352
===============================================================================================================
Profit or loss
  Reportable segments                                           $  219,857              70,793        227,736
  Corporate expenses not allocated to segments                     (36,854)            (30,916)       (33,133)
  Unallocated amounts:
    Interest expense                                               (17,249)             (8,359)        (5,291)
---------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                $  165,754              31,518        189,312
===============================================================================================================
Depreciation and amortization expense
  Reportable segments                                           $   15,998              19,628         17,462
  Not allocated to segments                                           (716)               (973)         3,798
---------------------------------------------------------------------------------------------------------------
Depreciation and amortization expense                           $   15,282              18,655         21,260
===============================================================================================================

Independent Auditors' Report

The Board of Directors
Trigon Healthcare, Inc.:

   We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Richmond, Virginia
February 9, 2001

Trigon Healthcare, Inc. and Subsidiaries

Management Report

   The management of Trigon Healthcare, Inc. has prepared the consolidated financial statements and other data included in this annual report and has primary responsibility for the integrity and objectivity of the financial information. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgment.
   The accounting systems and controls of the Company are designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that the Company's system of internal controls for the year ended December 31, 2000 was effective and adequate to accomplish the above described objectives.
   The Board of Directors appoints to the Audit Committee members who are neither officers nor employees of the Company. The committee meets periodically with management, the internal auditors and the independent auditors to review financial reports, internal accounting controls and the scope and results of audit efforts. Both the internal auditors and the independent auditors have full and free access to the Audit Committee, with and without management representation.


/s/ Thomas G. Snead, Jr.
------------------------
Thomas G. Snead, Jr.
Chairman and
Chief Executive Officer



/s/ Thomas R. Byrd
---------------------------
Thomas R. Byrd
Senior Vice President
and Chief Financial Officer

Officers

Thomas G. Snead, Jr.

Chairman and Chief Executive Officer

Elected 2000 Chairman of the Board; Elected President & Chief Executive Officer 1999; elected President and Chief Operating Officer in 1997; appointed Senior Vice President and Chief Financial Officer 1990; joined Trigon in 1985; prior, KPMG LLP; BS, Accounting, Virginia Commonwealth University

William P. Bracciodieta, M.D.

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

Senior Vice President and Chief Actuary

Previously, Director and Chief Actuary; joined Trigon in 1983;
Fellow, Society of Actuaries; BS, Actuarial Science, University of Illinois

David P. Wade

Senior Vice President, Government
and Individual Business

Previously Senior Vice President, Trigon HMOs; joined Trigon in
1991; prior, KPMG LLP; M.B.A., University of Virginia; BS
Physics, Carnegie-Mellon University

J. Christopher Wiltshire

Senior Vice President, General Counsel
and Corporate Secretary

Joined Trigon in 1996; prior, partner, McGuire, Woods, Battle &
Boothe LLP; J.D., University of Virginia

Board of Directors

(Age on December 31, 2000) Year elected to Board

Thomas G. Snead, Jr.
(47) 1999
Chairman and Chief Executive Officer
Trigon Healthcare, Inc.
Richmond

Lenox D. Baker, Jr., M.D.
(59) 1985
Mid-Atlantic Cardiothoracic Surgeons, Ltd.
Norfolk

A. Hugh Ewing, III
(57) 2000
President, Ewing Monroe Bemiss & Co.
Richmond

Robert M. Freeman
(59) 1993
Retired Chairman of the Board and Chief Executive Officer,
Signet Banking Corp.
Richmond

William R. Harvey, Ph.D.
(59) 1992
President, Hampton University
Hampton

Gary A. Jobson
(50) 1987
President, Maritime Productions, Inc.
Annapolis

Joseph S. Mallory
(63) 2000
Retired  Senior Vice  President
Booz o Allen & Hamilton, Inc.
New York

Donald B. Nolan, M.D.
(60) 1983
Roanoke Neurological Center
Roanoke

William N. Powell
(56) 1980
President, Salem Tools, Inc.
Salem

J. Carson Quarles
(64) 1977
Chairman of the Board,
Western Sizzlin Corp.
Roanoke

John Sherman, Jr.
(55) 2000
President, Chief Executive Officer,
Scott & Stringfellow, Inc.
Richmond

R. Gordon Smith, Esq.
(62) 1995
Partner, McGuire, Woods,
Battle & Boothe LLP
Richmond

Hubert R. Stallard
(63) 1997
Retired President and Chief Executive
Officer, Bell Atlantic of Virginia
Richmond

Jackie M. Ward
(62) 1993
President and Chief Executive Officer,
Computer Generation Incorporated
Atlanta