Form 10-K, Exhibit 13
period 2001-12-31
TRIGON HEALTHCARE INC
filed 2002-04-01
CIK 1017747

                                                                      Exhibit 13

                                        TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
                                                 QUARTERLY FINANCIAL INFORMATION



Quarters ended                                              March 31    June 30   September 30  December 31
-----------------------------------------------------------------------------------------------------------
                                                               (in thousands, except per share data)
2001
Total revenues                                              $728,163    722,706       732,996      791,102
Income before income taxes and minority interest              48,770     39,716        23,614       63,638
Net income                                                    32,400     26,469        15,761       41,430
Earnings per share
     Basic net income                                           0.87       0.73          0.44         1.16
     Diluted net income                                         0.84       0.71          0.43         1.13
-----------------------------------------------------------------------------------------------------------
2000
Total revenues                                              $629,162    645,239       666,479      670,715
Income before income taxes and minority interest              42,725     39,584        52,885       30,560
Net income                                                    28,218     28,764        33,998       21,029
Earnings per share
     Basic net income                                           0.74       0.77          0.91         0.56
     Diluted net income                                         0.73       0.75          0.88         0.54
------------------------------------------------------------------------------------------------------------
OTHER DATA
2001
Operating income(1)                                         $ 31,481     33,003        37,964       37,068
Diluted net income per share excluding net
   realized gains (losses)(2)                                   0.95       1.00          1.08         1.06

2000
Operating income(1)                                         $ 16,825     22,981        30,006       25,761
Diluted net income per share excluding net
     realized gains (losses)(2)(3)                              0.70       0.87          0.92         0.86
------------------------------------------------------------------------------------------------------------


(1) Operating income is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs and selling, general and administrative expenses. It differs from income before income taxes and minority interest because it excludes both income and net realized gains or losses from investment securities and interest expense on debt. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The Company's definition of operating income may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.

(2) Net income per share excluding net realized gains (losses) is defined as net income excluding the after-tax impact of net realized gains (losses) on investment securities divided by the weighted average shares outstanding. Investors use these calculations as a measure of profitability excluding the variability of net realized gains or losses on investment securities. The Company's definition of this non-GAAP measure may not be comparable to similarly titled measures used by other companies and should not be construed as a substitute for, or a better indicator of, company performance than net income per share, which is determined in accordance with GAAP.

(3) The June 30, 2000 amount includes the favorable tax benefit of $2.7 million, or $0.07 per common diluted share, realized on the sale of a subsidiary. Excluding this tax benefit, net income per share excluding net realized gains (losses) for the period would have been $0.80. (See note 17 to the consolidated financial statements.)

                              Trigon Healthcare, Inc. 2001 Annual Report page 17

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA



Years ended December 31,                           2001         2000       1999       1998       1997
----------------------------------------------------------------------------------------------------------
                                                    (in thousands, except per share and ratio data)
STATEMENT OF
OPERATIONS DATA
Revenues
   Premium and fee revenues                       $ 2,905,945  2,500,528  2,247,036  2,049,346  1,909,349
   Investment income, net realized gains
     (losses) and other revenues                       69,022    111,067     99,392    187,006    153,123
----------------------------------------------------------------------------------------------------------
Total revenues                                    $ 2,974,967  2,611,595  2,346,428  2,236,352  2,062,472
==========================================================================================================
Net income                                        $   116,060    112,009     20,463    123,572     95,053
==========================================================================================================
Earnings per share(1)
   Basic net income                               $      3.20       2.98       0.50       2.92       1.87
   Diluted net income                             $      3.11       2.90       0.49       2.88       1.86
Pro forma earnings per share(2)
   Basic and diluted pro forma
     net income                                   $        --         --         --         --       2.23
----------------------------------------------------------------------------------------------------------
December 31,                                       2001         2000       1999       1998       1997
----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and investments                              $ 1,838,524  1,781,652  1,741,045  1,590,022  1,370,868
Total assets                                      $ 2,582,464  2,448,492  2,314,115  2,174,225  1,928,820
Total borrowings(3)                               $   299,660    275,448    248,039     89,339     90,147
Total liabilities                                 $ 1,562,044  1,433,630  1,377,158  1,103,001    970,083
Total shareholders' equity                        $ 1,020,420  1,014,862    936,957  1,071,224    958,737
==========================================================================================================


Years ended December 31,                                 2001         2000        1999        1998    1997
----------------------------------------------------------------------------------------------------------
                                                        (in thousands, except per share and ratio data)
OTHER DATA
Commercial medical cost ratio(4)                             81.2%    80.6%       82.6%(6)    82.5%    83.5%
Selling, general and administrative
   expense ratio(4)                                          12.0%    12.7%       15.0%(6)    12.8%    12.4%
Operating income (loss)(5)                               $139,516   95,573     (35,297)(6)  31,556   21,248
Operating margin ratio(5)                                     4.8%     3.8%       (1.6)%(6)    1.5%     1.1%
Diluted net income per share
   excluding net realized gains (losses)(7)              $   4.09     3.35(8)     0.84(8)      1.71      --
Diluted pro forma net income per
   share excluding net realized gains(7)                 $     --       --          --           --    1.40
-----------------------------------------------------------------------------------------------------------

(1) Reflects net income and net income per share for the period after February 5, 1997, the effective date of the Demutualization and Initial Public Offering (IPO). For 1997, net income after Demutualization and IPO was $79 million.
(2) Pro forma per share data for 1997 gives effect to the Demutualization and IPO as if they had taken place on January 1, 1996 using the assumptions in the Company's pro forma presentation in its Form S-1 filed in connection with its IPO with the Securities and Exchange Commission in 1997.
(3) The amounts reported for 2000 and 2001 include the current and noncurrent portions of the commercial paper liability while the amounts reported for 1997 to 1999 represent the noncurrent liability for a revolving credit facility repaid during 2000 with the issuance of the commercial paper. (See note 11 to the consolidated financial statements.)
(4) The commercial medical cost ratio is calculated as a percentage of commercial premiums. The selling, general and administrative expense ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains (losses).
(5) Operating income is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs and selling, general and administrative expenses. It differs from income before income taxes and minority interest because it excludes both income and net realized gains or losses from investment securities and interest expense on debt. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The operating margin ratio is calculated by dividing operating income by the sum of premium and fee revenues and other revenues. The Company's definition of operating income and the resulting operating margin ratio may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.
(6) Operating income and the selected ratios for 1999 include the pretax charge of $79.9 million related to a subsidiary's exit of the health insurance market. (See note 17 to the consolidated financial statements.) Excluding this item, operating income and the selected ratios for 1999 would have been perating income, $44.6 million; commercial medical cost ratio, 81.4%; selling, general and administrative expense ratio, 13.2%; and operating margin ratio, 2.0%.
(7) Net income per share excluding net realized gains or losses is defined as net income excluding the after-tax impact of net realized gains or losses on investment securities divided by the weighted average shares outstanding. Pro forma net income excluding net realized gains per share is calculated as pro forma net income per share excluding the pro forma after-tax amounts for net realized gains divided by pro forma weighted average shares outstanding. Investors use these calculations as a measure of profitability excluding the variability of net realized gains or losses on investment securities. The Company's definition of this non-GAAP measure may not be comparable to similarly titled measures used by other companies and should not be construed as a substitute for, or a better indicator of, company performance than net income per share, which is determined in accordance with GAAP.
(8) The 1999 amount includes the after-tax charge of $51.9 million, or a loss of $1.25 per common diluted share, related to a subsidiary's exit of the health insurance market. Excluding this charge, diluted net income per share excluding realized losses for 1999 would have been $2.09. The 2000 amount includes the favorable tax benefit of $2.7 million, or $0.07 per common diluted share, realized on the sale of a subsidiary. Excluding this tax benefit, net income per share excluding realized losses for 2000 would have been $3.28. (See note 17 to the consolidated financial statements.)

                              Trigon Healthcare, Inc. 2001 Annual Report page 19

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Substantially all of the revenues of Trigon Healthcare, Inc. and subsidiaries (collectively, Trigon or the Company) are generated from premiums and fees received for health care services provided to its members and from investment income. Trigon's expenses are primarily related to health care services provided which consist of payments to physicians, hospitals and other providers. A portion of medical cost expenses for each period consists of an actuarial estimate of claims incurred but not reported to the Company during the period. The Company uses paid claims and completion factors based on historical payment patterns to establish this actuarial estimate. The Company's results of operations depend in large part on its ability to accurately predict and effectively manage health care costs. The economic factors related to health care costs have a direct impact on the risks associated with the Company's business. The potential negative effect of escalating health care costs as well as any changes in the Company's ability to negotiate favorable rates with its providers may produce risks to the Company's market growth due to its impact on the affordability of health care insurance. Health care costs and other economic factors contributing to the number of the uninsured may create the potential for increased government regulation and its inherent costs. The economic conditions specific to Virginia may have an adverse impact on the Company due to the concentration of the Company's business in Virginia. Management continually monitors these risks and their expected impact on the Company's business.

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

     The government programs segment includes the Federal Employee Program
(FEP). Through its participation in the national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management (OPM), the Company provides health benefits to federal employees in Virginia. FEP revenues represent the reimbursement by OPM of medical costs incurred including the actual cost of administering the program, as well as a performance-based share of the national program's overall profit. The Company discontinued its role as a claims processing intermediary for the federal government with the Medicare Part A program in Virginia and West Virginia, effective August 31, 1999. Additionally, the Company discontinued its role as the primary provider of computer processing capabilities for Medicare Part A claims processing to certain other Blue Cross and Blue Shield plans during November 1999. As fiscal intermediary for Medicare, the Company allocated operating expenses to this line of business to determine reimbursement due for services rendered in accordance with the contracts in force. Medicare claims processed under this arrangement were not included in the consolidated statements of operations and the reimbursement of allocated operating expenses was recorded as a reduction of the Company's selling, general and administrative expenses.

     All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, benefits administration, health promotion and similar products, is reflected in an "all other" category.

ENROLLMENT

The following table sets forth the Company's enrollment data by network:

As of December 31,                 2001         2000         1999
Health Insurance
   Commercial
     HMO                         301,231      272,546      274,184
     PPO                         540,362      488,645      378,406
     PAR                         119,569      134,166      151,673
     Medicaid/Medicare
        HMO(1)                    61,777       58,021       51,404
     Medicare supplement         116,754      119,535      119,050
-------------------------------------------------------------------
   Total commercial            1,139,693    1,072,913      974,717
Self-funded                      776,486      721,361      677,545
-------------------------------------------------------------------
Total health insurance         1,916,179    1,794,274    1,652,262
Government
   Federal Employee
     Program (PPO)               221,757      221,056      216,089
-------------------------------------------------------------------
Total                          2,137,936    2,015,330    1,868,351
===================================================================

(1) The Company exited from the Medicare HMO market effective January 1, 2000; 1999 reflected 2,230 members.

PREMIUM AND PREMIUM EQUIVALENTS BY NETWORK

The following table sets forth the Company's premium and premium equivalents by network (in thousands):

Years ended December 31,                  2001           2000         1999
---------------------------------------------------------------------------
Health Insurance
   Commercial
     HMO                              $   488,565      435,789      397,715
     PPO                                1,003,279      793,778      550,407
     PAR                                  265,290      274,806      284,587
     Medicaid/Medicare
        HMO                               141,860      120,147      104,604
     Medicare supplement                  267,179      247,013      229,824
---------------------------------------------------------------------------
   Total commercial
     excluding Mid-South                2,166,173    1,871,533    1,567,137
---------------------------------------------------------------------------
Self-funded                             1,629,506    1,392,998    1,216,427
---------------------------------------------------------------------------
Total health insurance
   excluding Mid-South                  3,795,679    3,264,531    2,783,564
Government
   Federal Employee
     Program (PPO)                        529,491      464,303      448,676
---------------------------------------------------------------------------
Total excluding Mid-South               4,325,170    3,728,834    3,232,240
Mid-South, commercial                          --           --       97,124
---------------------------------------------------------------------------
Total                                 $ 4,325,170    3,728,834    3,329,364
===========================================================================

OPERATING INCOME

The following table sets forth the components of the Company's operating income and reconciliation to income before income taxes and minority interest (in thousands):

Years ended December 31,           2001             2000         1999
------------------------------------------------------------------------
Premium and
   fee revenues                $2,905,945         2,500,528    2,247,036
Other revenues                     20,105            23,637       24,218
------------------------------------------------------------------------
   Total operating
     revenues                   2,926,050         2,524,165    2,271,254
------------------------------------------------------------------------
Medical and other
   benefit costs                2,263,791         1,951,783    1,804,362
Selling, general and
   administrative
   expenses                       522,743           476,809      502,189
------------------------------------------------------------------------
   Total operating
     expenses                   2,786,534         2,428,592    2,306,551
------------------------------------------------------------------------
Operating income (loss)(1)     $  139,516            95,573      (35,297)
Investment income                 105,247           114,453       97,131
Net realized losses               (56,330)          (27,023)     (21,957)
Interest expense                  (12,695)          (17,249)      (8,359)
------------------------------------------------------------------------
Income before
   income taxes and
   minority interest           $  175,738           165,754       31,518
========================================================================

(1) Operating income for 1999 includes the pretax charge of $79.9 million related to a subsidiary's exit of the health insurance market. (See note 17 to the consolidated financial statements.) Excluding this item, operating income for 1999 would have been $44.6 million.

     Operating income is calculated as the sum of premium and fee revenues and other revenues less the sum of medical and other benefit costs and selling, general and administrative expenses. It differs from income before income taxes and minority interest because it excludes both income and net realized gains or losses from investment securities and interest expense on debt. Operating income is intended to be used as a measure of operating performance of the Company's health care business and does not capture the Company's performance of its investment portfolio and the interest incurred on debt. The Company's definition of operating income may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for, or a better indicator of, pretax profitability than income before income taxes and minority interest, which is determined in accordance with GAAP.

                             Trigon Healthcare, Inc. 2001 Annual Report page 21

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Premium and fee revenues increased 16.2% to $2.91 billion in 2001 from $2.50 billion in 2000. The $405.4 million increase is due to a combination of enrollment growth and rate increases in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment. Commercial revenue increased 15.7% to $2.2 billion in 2001 from $1.9 billion in 2000, driven by a 6.2% increase in members and rate increases. Premium revenues on a per member per month basis for the Company's commercial business increased 8.7% to $163.40 in 2001 from $150.39 in 2000. Self-funded margins increased $45.6 million or 27.7%. The improvement is a result of 7.6% higher enrollment, a 16.8% increase in margin per member per month and the elimination of a $3.0 million allowance established in 2000 to cover possible claims run-out for a self-funded group that previously declared bankruptcy. During the first quarter of 2001, the group pre-funded this amount making the allowance no longer necessary. The government segment's FEP revenues increased 14.0% to $529.5 million in 2001 from $464.3 million in 2000 due to increased medical costs to be reimbursed by OPM.

     Total enrollment increased to 2,137,936 as of December 31, 2001 from 2,015,330 as of December 31, 2000. The increase of 122,606 was a result of a 121,905 increase in the Company's health insurance segment and a 701 increase in the government segment. The health insurance enrollment increase was the result of a 66,780 increase in commercial enrollment, a 6.2% increase, and a 55,125 increase in self-funded enrollment, a 7.6% increase. Enrollment in the HMO network, which accounts for 31.9% of the total commercial enrollment, increased by 9.8% over the prior year. Enrollment in the PPO network as of December 31, 2001 increased 10.6% over December 31, 2000 and accounts for 47.4% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 10.9% in the Company's PAR network as members continue to migrate into more tightly managed networks. The PAR network enrollment represents 10.5% of the Company's commercial enrollment.

     Investment income decreased 8.0% to $105.2 million in 2001 from $114.5 million in 2000. The decline is due to continued purchases under the stock repurchase program affecting the amount available for investment and the impact of declining interest rates. Net realized losses increased to $56.3 million in 2001 from $27.0 million in 2000. The net realized losses for 2001 consist of $59.8 million of net realized losses on investments and a $3.5 million gain on the sale of Trigon Administrators, Inc. The increase in realized losses was primarily from equity-indexed investment losses reflecting the impact of various market factors, the repositioning of the underperforming medium-quality bond portion of the portfolio during the second quarter of 2001 and normal portfolio turnover during a period of declining prices for equities. In March 2001, the Company sold Trigon Administrators, Inc. and its Property and Casualty Division, which provides workers' compensation, liability and short-term disability services.

     Medical costs increased 16.0% to $2.26 billion in 2001 from $1.95 billion in 2000. The $312.0 million increase is a result of growth in the health insurance segment's commercial enrollment, continued increased medical costs and an increase in the government segment's FEP medical costs reimbursed by OPM. The medical cost per member per month for the Company's commercial business increased 9.5% to $132.61 in 2001 from $121.14 in 2000. Outpatient facility, pharmacy and an increase in acute inpatient surgeries were the primary drivers of the 9.5% medical cost trend as compared to a 7.2% trend in 2000. When combined with the premium per member per month trend of 8.7%, the medical cost ratio on commercial business increased to 81.2% in 2001 from 80.6% in 2000. Through constant monitoring of medical cost trends, the Company has taken appropriate pricing and cost control actions to maintain a medical cost ratio near the mid-point of its long stated target range of 80% to 82%. In addition to pricing actions, the Company took the following actions. First, it continues its efforts to negotiate with providers for the best unit cost with reasonable inflationary adjustments. Secondly, the Company has undertaken a number of initiatives to mitigate increasing pharmacy trends. "Prescribing Value" is a quarterly prescription education report sent to top prescribing physicians. The Company launched its "Generics First" program in late 2001 which provides free generic samples to physicians with the intent of making it more likely that brand drugs will be replaced with an appropriate generic. The Company is also helping physicians by monitoring patient drug therapies on a whole case basis looking for possible problems such as adverse interactions and suboptimal therapy. Based on preliminary analysis, the Company believes these programs are helping to attenuate both utilization and unit cost trends. Finally, steps were taken mid-year to increase the patient-pay on certain procedures. The Company will continue to develop and bring to market product initiatives designed to make a meaningful impact on utilization-driven medical inflation. This should be especially effective when combined with ongoing physician collaboration initiatives where the goal is to engage both the member and the physician in the medical cost dialogue.

     SG&A expenses increased $45.9 million to $522.7 million in 2001 from $476.8 million in 2000. This increase is attributed to the incremental commissions and operating costs resulting from the enrollment increase and continuing investments in technology. Administrative expenses for 2001 also included a $3.2 million write-off in the first quarter of previously capitalized software related to the Company's e-distribution initiative. The SG&A ratio decreased to 12.0% in 2001 from 12.7% in 2000. The reduced SG&A ratio demonstrates the leveraging impact of revenue growth. Increased revenue growth has allowed the Company to cover inflation and volume growth, as well as make investments in the business to gain operational improvements and efficiencies while simultaneously improving the SG&A ratio.

     Interest expense in 2001 was $12.7 million compared to $17.2 million in 2000. The decrease in interest expense is due to declining interest rates on short-term borrowings in 2001 that more than offset the impact resulting from an increase in the average amount of commercial paper outstanding during the year.

     Income before income taxes and minority interest increased $9.9 million to $175.7 million in 2001 from $165.8 million in 2000. The increase is a result of a $43.9 million increase in operating income, lower interest expense of $4.5 million, and the $3.5 million realized gain on sale of Trigon Administrators, Inc., offset by an increase in net realized losses on investment securities of $32.8 million and decreased investment income of $9.2 million.

     The effective tax rate on income before income taxes and minority interest for 2001 and 2000 was 33.1% and 30.2%, respectively. The effective tax rate for 2000 includes a $2.7 million tax benefit realized during the second quarter of 2000 related to the sale of the Company's subsidiary, Mid-South Insurance Company (Mid-South). Excluding this tax benefit, the effective tax rate for 2000 was 31.9%. The effective tax rates for 2001 and 2000, excluding the $2.7 million tax benefit in 2000, differ from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds that reduce the effective tax rate by the effect of the tax-exempt investment income earned.


Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Premium and fee revenues increased 11.3% to $2.50 billion in 2000 from $2.25 billion in 1999. The $253.4 million increase is due to a combination of enrollment growth and rate increases in the Company's health insurance segment's HMO and PPO networks, offset by expected declines in the segment's PAR network enrollment and the third quarter 1999 Mid-South market exit. Commercial revenue from the Virginia HMO, PPO and PAR networks increased 19.4% to $1.87 billion in 2000 from $1.57 billion in 1999, driven by a 10.1% increase in members. The Mid-South market exit resulted in a $97.1 million decrease in commercial revenue. Overall, premium revenues on a per member per month basis for the Company's commercial business increased 8.2% to $150.39 in 2000 from $138.94 in 1999. Self-funded margins increased $30.6 million or 22.8% due to a 17.5% increase in margin per member per month. The government segment's FEP revenues increased 3.5% to $464.3 million from $448.7 million in 1999. The increase is due to increased medical costs to be reimbursed by OPM and a 2.3% increase in enrollment.

     Total enrollment increased to 2,015,330 as of December 31, 2000 from 1,868,351 as of December 31, 1999. The increase of 146,979 was a result of a 142,012 increase in the Company's health insurance segment and a 4,967 increase in the government segment. The health insurance enrollment increase was the result of a 98,196 increase in commercial enrollment, a 10.1% increase, and a 43,816 increase in self-funded enrollment, a 6.5% increase. Enrollment in the HMO network increased by 1.5% over the prior year, reflecting the Company's decision to not rebid the underperforming HMO contract with the Commonwealth of Virginia involving 23,000 members, and accounts for 30.8% of the total commercial enrollment. Enrollment in the PPO network as of December 31, 2000 increased 29.1% over December 31, 1999 and accounts for 45.5% of the Company's commercial enrollment. Growth in PPO was offset by an expected decline of 11.5% in the Company's PAR network as members migrate into more tightly managed networks. The PAR network enrollment represents 12.5% of the Company's commercial enrollment.

                              Trigon Healthcare, Inc. 2001 Annual Report page 23

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

     Medical costs increased 8.2% to $1.95 billion in 2000 from $1.80 billion in 1999. The $147.4 million increase is a result of growth in the Virginia health insurance segment's commercial enrollment offset by Mid-South's market exit in the third quarter of 1999, expected levels of medical cost inflation and an increase in the government segment's FEP medical costs reimbursed by OPM. The medical cost per member per month for the Company's commercial business, excluding the Mid-South exit charge of $20.6 million, increased 7.2% to $121.14 in 2000 from $113.06 in 1999. Combined with an 8.2% increase in commercial premium revenues per member per month, the medical cost ratio on commercial business, excluding the 1999 Mid-South charge, decreased to 80.6% in 2000 from 81.4% in 1999. As a result of medical cost management initiatives, cost and utilization trends have been maintained at levels consistent with current pricing and margin objectives. The implementation of the "three-tier" drug benefit co-pay program continues to provide benefits as the pharmacy cost trend has been maintained at a single digit increase of 9.4% for the twelve months ended December 31, 2000. Inpatient days continue to trend downward while being offset by increased outpatient utilization producing anticipated overall medical cost trends that are incorporated within the pricing and rate setting policies. The Company continues to take an active role in leveraging its advanced information tools and extensive health data bank. Working collaboratively with providers through data sharing programs, joint activities lead to more proactive case management. For instance, the Company has programs to reduce practice variation where commonly accepted methods are available to improve health and lower cost.

     SG&A expenses decreased to $476.8 million in 2000 from $502.2 million in 1999. This decrease is attributed to the Mid-South exit charge of $59.3 million in the third quarter of 1999. Excluding this exit charge, SG&A increased 7.7% or $33.9 million in 2000 compared to 1999. This increase is attributed to the incremental commissions and operations costs resulting from the enrollment increase and investments in technology. The SG&A ratio, excluding the 1999 Mid-South charge, decreased to 12.7% in 2000 from 13.2% in 1999. The decrease in the SG&A ratio, due to the increased enrollment and revenue, provides the opportunity to leverage the increased revenue with investments including e-commerce technology, systems infrastructure and customer service enhancements. These investments will contribute operational improvements and efficiencies.

     Interest expense in 2000 was $17.2 million compared to $8.4 million in 1999. The increase is primarily the result of a net increase in long-term debt of approximately $160 million beginning in the third quarter of 1999 and the issuance of an additional $30 million of commercial paper in the third quarter of 2000.

     Income before income taxes and minority interest increased $134.3 million to $165.8 million in 2000 from $31.5 million in 1999. The increase is a result of higher investment income of $17.3 million and a $130.9 million increase in operating income, offset by higher interest expense of $8.8 million and increased net realized losses of $5.1 million. Operating income increased due to growth in the health insurance segment and the $79.9 million Mid-South exit charge incurred in the third quarter of 1999.

     The effective tax rate on income before income taxes and minority interest for 2000 and 1999, excluding the 1999 Mid-South exit charge, was 30.2% and 32.6%, respectively. The effective tax rate differs from the statutory tax rate of 35% primarily due to the Company's investments in tax-exempt municipal bonds that reduce the effective tax rate by the effect of the tax-exempt investment income earned and a $2.7 million tax benefit realized during the second quarter of 2000 related to the sale of Mid-South.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of cash are premiums and fees received and investment income. The primary uses of cash include health care benefit expenses, brokers' and agents' commissions, administrative expenses, income taxes and repayment of debt. The Company generally receives premium revenues in advance of anticipated claims for related health care services.

     The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. The Company fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates as well as market and economic conditions. Accordingly, the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio includes government and corporate securities, both domestic and international, with an average quality rating of "A1" as of December 31, 2001. The portfolio had an average contractual maturity of 7.2 years as of December 31, 2001. A portion of the fixed income portfolio is designated as a short-term fixed income portfolio and is intended to cover near-term cash flow needs and to serve as a buffer for unanticipated business needs. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international portfolio is diversified by industry, country and currency-related exposure. As of December 31, 2001, the Company's equity exposure, comprised of direct equity as well as equity-indexed investments, was 12.8% of the total portfolio, as compared to 14% as of December 31, 2000.

     In November 2001, the Company entered into new revolving credit facilities with a syndicate of lenders, replacing the existing revolving credit facility expiring in February 2002. The new credit facilities consist of a $100 million 364-day revolving credit facility and a $200 million 5-year revolving credit facility. These credit facilities may be used for general corporate purposes and are currently being used to back the commercial paper discussed below. The terms of the credit facilities provide for various borrowing options and rates and require the Company to pay facility and administrative fees on a quarterly basis. The credit facilities contain certain financial covenants and restrictions including minimum net worth requirements and debt to consolidated net worth ratio limitations. The Company was in compliance with all such covenants as of December 31, 2001. There were no amounts borrowed under the former or current credit facilities during 2001. Use of the credit facilities to back the commercial paper reduces the amounts available for borrowing under these facilities.

     In March 2000, the Company commenced a private placement commercial paper program providing for the issuance of up to $300 million in aggregate maturity value of commercial paper notes. The Company issued an additional $24 million in commercial paper during 2001 to bring the total outstanding as of December 31, 2001 to $299.7 million with an average maturity of 20 days. The commercial paper is currently backed by the revolving credit facilities discussed above. The Company has the intent to maintain commercial paper borrowings of at least this amount for more than one year. For financial reporting purposes, the commercial paper has been classified as a combination of current and noncurrent liabilities in the accompanying consolidated statements of financial condition based on the terms of the revolving credit facilities backing these notes.

     The Company continued its second stock repurchase program during 2001. The Company purchased and retired 1,752,830 shares of its common stock at a cost of $95.5 million during 2001, bringing the total shares purchased and retired under both stock repurchase programs to 6,513,828 shares at a cost of approximately $249.3 million. As of December 31, 2001, the Company may repurchase an additional 1.5 million shares under the second stock repurchase program.

     Cash provided by operating activities for the years ended December 31, 2001 and 2000 was $244.0 million and $109.8 million, respectively. The increase in cash provided by operations in 2001 was driven by strong operating income, a reduction in federal income taxes paid and cash flows associated with the run-out of Mid-South claims liabilities occurring in 2000.

     Net cash used in investing activities increased to $151.8 million for the year ended December 31, 2001 from $99.3 million for 2000. This increase is primarily due to an increase in investment securities purchases from cash generated by operating cash flows, along with capital expenditures for investments in e-commerce technology, systems infrastructure and customer service enhancements and commencement of the headquarters building project described below.

     Cash used in financing activities increased to $80.5 million for 2001 from $6.7 million for 2000. The increase is primarily due to the increase in repurchases under the stock repurchase program, offset by the additional commercial paper issued.


                             Trigon Healthcare, Inc. 2001 Annual Report page 25

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Continued)


The following chart summarizes the Company's contractual obligations as of December 31, 2001 (in thousands):


                                                          Payments Due By Period
-----------------------------------------------------------------------------------------------
                                                   Less than                             After
                                        Total       1 year      1-3 years   4-5 years   5 years
-----------------------------------------------------------------------------------------------
Commercial paper obligation(1)        $299,660      299,660           --          --         --
Operating leases                        52,031       12,682       21,268       9,246      8,835
-----------------------------------------------------------------------------------------------
Total contractual obligations         $351,691      312,342       21,268       9,246      8,835
===============================================================================================

(1) The commercial paper has as average maturity as of December 31, 2001 of 20 days. By definition, the commercial paper is due within 1 year. However, as previously disclosed, the Company has the intent to maintain commercial paper borrowings of at least this amount for more than one year.

     Other commercial commitments for the Company as of December 31, 2001 include debt guarantees for a joint venture affiliate totaling $4.7 million with the majority of the guarantees expiring within five years.

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

     The Company's operations are not capital intensive. The Company announced in April 2001 a four-year, $84 million building project to expand its headquarters in Richmond, Virginia. The expansion plan includes construction of a four-story, 308,000-square-foot building to house the operations center and major renovation to the existing headquarters building. Construction for the new building began in 2001, with completion scheduled for mid-2003. Renovations will begin once the new building is completed with a scheduled completion date in 2005. The project will be funded using internal cash and investments. There are currently no other commitments for major capital expenditures to support existing business.

     To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to shareholders would be dividends received by the Company from its subsidiaries. The Company is a holding company and insurance laws and regulations can restrict the payment of dividends by health care insurance companies, such as Trigon Insurance Company, in a holding company structure.

REGULATORY AND OTHER DEVELOPMENTS

The Company's business is subject to a changing legal, legislative and regulatory environment. Some of the more significant current issues that may affect the Company's business include:

        o  efforts to expand tort liability of health plans;

        o  initiatives to increase health care regulation;

        o proposed class action lawsuits targeting the health care industry's efforts to deliver quality care at affordable costs; and

        o  proposed physician antitrust waivers.

     Current initiatives to increase health care regulation at the federal level include legislative proposals for a "patients' bill of rights." Such legislation was passed by the Senate in June 2001 (S. 1052) and would expand tort liability for health plans and change the practices for deciding medical necessity. In early August 2001, similar legislation was passed by the House (H.R. 2563) with efforts to resolve differences between the two bills continuing. Other initiatives include legislative proposals to substitute minimal federal standards for state regulation of Association Health Plans, to expand prohibitions against using genetic information and to expand the mandate for mental health parity. Given the general uncertainty of the political process, it is not possible to determine what, if any, legislation will ultimately be enacted or what the effect on the Company of any such legislation would be.

     Several major companies in the health care industry have had proposed class action lawsuits filed against them by a coalition of plaintiffs' attorneys. Given that no such lawsuits are currently pending against the Company and given the general uncertainties of predicting the outcome of litigation, it is not possible to determine at this time what the ultimate effect, if any, on the Company of any such litigation would be.

     The Department of Labor issued its final regulation specifying new requirements for claims and appeal procedures for ERISA regulated group health and disability plans during 2000. The regulation is applicable only to ERISA regulated plans, whether they are fully-insured or self-insured. While the requirements were to be effective for claims filed on or after January 1, 2002, the effective date has been delayed until plan years beginning after July 2002. The Company does not believe that the regulation will have a material adverse impact on its consolidated financial condition or results of operations.

     In 2000, the Department of Health and Human Services (HHS) issued two significant sets of final regulations resulting from the Health Insurance Portability and Accountability Act of 1996 (HIPAA)--one dealing with standardization of electronic transactions and the other dealing with privacy of individually identifiable health information. The final regulation governing security standards for the maintenance and transmission of health information (first proposed in 1998) is expected during 2002. The original compliance date for the regulation on standard transactions was October 2002, but the President signed legislation in late 2001 providing the opportunity for covered entities to apply for a one year extension. The Company plans to file for that extension. While the compliance date for the privacy regulation is currently April 2003, a revised regulation is expected to be issued in 2002. A new Virginia law governing disclosure of privacy practices was effective July 1, 2001. That law was enacted pursuant to federal requirements established by the Gramm-Leach-Bliley Act.

     The Company has assessed the impact of the HIPAA regulation on standard transactions on the Company's practices and operations and does not believe that it will have a material adverse impact on operations. Given that the HIPAA security regulation has not been finalized and that further changes to the privacy regulation are expected, the Company has not yet fully determined what the effect of these HIPAA regulations may be on the Company. However, compliance with the currently issued regulations would require significant systems enhancements, training and administrative efforts.

     At the state level, the Virginia General Assembly, in its 2002 Session, did not pass legislation that would substantially increase health care costs, restrict choice or drive up the number of uninsured Virginians. At this time, the health care legislation that did pass is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 addresses the accounting and financial reporting for goodwill and other intangible assets upon acquisition and in the periods following acquisition. Under Statement 142, goodwill and intangible assets determined to have indefinite useful lives will not be amortized but will be tested at least annually for impairment. Intangible assets that have definite useful lives will be amortized over their useful lives to their estimated residual values. In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's consolidated statements of operations.

     The Company adopted the provisions of Statement 141 during 2001 and will adopt Statement 142 effective January 1, 2002. As of the date of adoption of Statement 142, the Company has unamortized goodwill in the amount of $13.7 million that will be subject to the transitional impairment provisions of Statement 142. In addition, adoption will eliminate approximately $1.6 million in annual goodwill amortization beginning in 2002 from the consolidated statements of operations. The Company expects no transitional impairment loss upon adoption.

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

                             Trigon Healthcare, Inc. 2001 Annual Report page 27

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a result of its investing and borrowing activities, the Company is exposed to financial market risks, specifically those resulting from changes in interest rates, foreign currency exchange rates and marketable equity security prices. All of the potential changes noted below are based upon sensitivity analyses performed on the Company's investment holdings as of December 31, 2001. Actual results may vary materially.

     All of the Company's investments are categorized as available-for-sale. The majority of these are fixed income securities. Market risk is addressed by actively managing the duration and diversification of the portfolio. The Company analyzes the impact on the portfolio's fair value considering a 100 basis point change in interest rates over the next twelve-month period. To the extent that any of the assumptions used are invalid, incorrect estimates could result. The analysis requires certain assumptions be made about the future. This analysis includes the assumption that the 100 basis point change occurs evenly throughout the twelve-month period. The analysis also assumes investment income earned is reinvested into the portfolio thus mitigating the effects of change in fair value from an increase in interest rates or enhancing the effects of change in fair value from a decrease in interest rates over the twelve-month period. Moreover, the analysis is performed at the individual portfolio level, with only the sum of these amounts presented herein.

     Using the Company's model, a hypothetical 100 basis point increase in interest rates would result in an approximate $44.3 million increase in fair value, whereas a corresponding 100 basis point decrease in interest rates would result in an approximate $187.9 million increase in fair value.

     The Company's equity portfolio is comprised of domestic and international direct equity investments as well as domestic equity-indexed investments. An immediate 10% decrease in each equity investment's value, arising from a combination of market and foreign exchange movement, would result in a fair value decrease of $23.4 million. Correspondingly, an immediate 10% increase in each equity investment's value, attributable to the same two factors, would result in a fair value increase of $23.4 million. The majority of the $80.0 million international equity portfolio is non-U.S. dollar denominated.

     Interest rates on the Company's commercial paper change frequently as the notes mature and are reset at the current market rate. This reduces the impact of changing interest rates on the fair value of the commercial paper to a negligible amount.

MARKET PRICES OF COMMON STOCK AND DIVIDEND DATA

The Class A common stock, par value $0.01 per share, is traded on the New York Stock Exchange under the symbol TGH. The reported high and low closing prices by quarter during 2001 and 2000 were as follows:

2001                     High      Low
---------------------------------------
First quarter         $ 73.63     48.10
Second quarter          64.85     49.93
Third quarter           69.72     58.17
Fourth quarter          69.52     61.39
=======================================

2000                     High      Low
---------------------------------------
First quarter         $ 35.75     27.50
Second quarter          54.94     34.13
Third quarter           59.69     47.56
Fourth quarter          79.69     55.81
=======================================

     As of February 20, 2002, there were 73,583 shareholders of record of the Company's Class A common stock.

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

     To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to shareholders would be dividends received by the Company from its subsidiaries. The Company is a holding company and insurance laws and regulations can restrict the payment of dividends by health care insurance companies, such as Trigon Insurance Company, in a holding company structure.

                                        TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

                                                     CONSOLIDATED BALANCE SHEETS

                                                      December 31, 2001 and 2000



(in thousands, except per share data)                              2001          2000
---------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash                                                        $    17,995        6,345
   Investment securities, at estimated fair value (note 3)       1,820,529    1,775,307
   Premiums and other receivables (note 4)                         560,310      499,921
   Deferred income taxes (note 10)                                   8,473        3,525
   Other                                                            13,735       14,676
---------------------------------------------------------------------------------------
Total current assets                                             2,421,042    2,299,774
---------------------------------------------------------------------------------------
Property and equipment, net (note 5)                                87,723       69,757
Deferred income taxes (note 10)                                     42,194       48,207
Goodwill, net                                                       13,670       15,303
Restricted investments, at estimated fair value (note 3)             7,251        7,331
Other assets                                                        10,584        8,120
---------------------------------------------------------------------------------------
Total assets                                                   $ 2,582,464    2,448,492
=======================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Medical and other benefits payable (note 6)               $   635,452      563,398
     Unearned premiums                                             149,347      130,502
     Accounts payable and accrued expenses                          85,992       85,993
     Other liabilities (note 8)                                    260,681      246,069
     Commercial paper (note 11)                                     99,660           --
---------------------------------------------------------------------------------------
Total current liabilities                                        1,231,132    1,025,962
---------------------------------------------------------------------------------------
Obligations for employee benefits, noncurrent (note 12)             43,141       47,136
Medical and other benefits payable, noncurrent (note 6)             74,304       72,108
Commercial paper, noncurrent (note 11)                             200,000      275,448
Minority interest                                                   13,467       12,976
---------------------------------------------------------------------------------------
Total liabilities                                                1,562,044    1,433,630
---------------------------------------------------------------------------------------
Shareholders' Equity
     Common stock, $0.01 par; shares issued and outstanding:
        35,786, 2001; 37,539, 2000 (note 13)                           358          375
     Capital in excess of par (note 13)                            784,514      802,584
     Retained earnings (note 13)                                   234,364      205,045
     Unearned compensation--restricted stock (note 13)              (1,817)      (2,234)
     Accumulated other comprehensive income (note 15)                3,001        9,092
---------------------------------------------------------------------------------------
Total shareholders' equity                                       1,020,420    1,014,862
Commitments and contingencies (notes 7 and 19)
---------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                     $ 2,582,464    2,448,492
=======================================================================================


See accompanying notes to consolidated financial statements.

                              Trigon Healthcare, Inc. 2001 Annual Report page 29

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2000 and 1999



(in thousands, except per share data)                                2001           2000          1999
---------------------------------------------------------------------------------------------------------
REVENUES
   Premium and fee revenues
     Commercial                                                   $ 2,166,173     1,871,533     1,664,261
     Federal Employee Program                                         529,491       464,303       448,676
     Amounts attributable to self-funded arrangements               1,629,506     1,392,998     1,216,427
     Less: amounts attributable to claims under
        self-funded arrangements                                   (1,419,225)   (1,228,306)   (1,082,328)
---------------------------------------------------------------------------------------------------------
                                                                    2,905,945     2,500,528     2,247,036
   Investment income (note 3)                                         105,247       114,453        97,131
   Net realized losses (note 3)                                       (56,330)      (27,023)      (21,957)
   Other revenues (note 9)                                             20,105        23,637        24,218
---------------------------------------------------------------------------------------------------------
Total revenues                                                      2,974,967     2,611,595     2,346,428
---------------------------------------------------------------------------------------------------------
EXPENSES
   Medical and other benefit costs (notes 6 and 17)
     Commercial                                                     1,758,010     1,507,553     1,374,843
     Federal Employee Program                                         505,781       444,230       429,519
---------------------------------------------------------------------------------------------------------
                                                                    2,263,791     1,951,783     1,804,362
   Selling, general and administrative expenses
     (notes 12 and 17)                                                522,743       476,809       502,189
   Interest expense (note 11)                                          12,695        17,249         8,359
---------------------------------------------------------------------------------------------------------
Total expenses                                                      2,799,229     2,445,841     2,314,910
---------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                      175,738       165,754        31,518
Income tax expense (note 10)                                           58,196        50,088         8,345
---------------------------------------------------------------------------------------------------------
Income before minority interest                                       117,542       115,666        23,173
Minority interest                                                       1,482         3,657         2,710
---------------------------------------------------------------------------------------------------------
Net income                                                        $   116,060       112,009        20,463
=========================================================================================================
Earnings per share (note 14)
   Basic net income                                               $      3.20          2.98          0.50
=========================================================================================================
   Diluted net income                                             $      3.11          2.90          0.49
=========================================================================================================


See accompanying notes to consolidated financial statements.

                                        TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CHANGES IN
                                   SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                    Years ended December 31, 2001, 2000 and 1999



                                                                                               Accumulated
                                                          Capital                                  Other         Total
                                                Common   in Excess  Retained    Unearned      Comprehensive  Shareholders'
(in thousands)                                  Stock      of Par   Earnings   Compensation       Income        Equity
--------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1, 1999                    $423     839,187    202,554           --           29,060     1,071,224
Net income                                         --          --     20,463           --               --        20,463
Change in minimum pension liability, net of
  income taxes (notes 12 and 15)                   --          --         --           --              834           834
Net unrealized losses on investment securities,
  net of income taxes (notes 3 and 15)             --          --         --           --          (20,806)      (20,806)
                                                                                                                 --------
Comprehensive income                                                                                                 491
Repurchase and retirement of common stock (note   (41)    (20,500)  (110,121)          --               --      (130,662)
  13)
Purchase and reissuance of common stock under
  stock option and other employee benefit plans,
  including tax benefits and net of amortization   --        (767)        --       (1,926)              --        (2,693)
Change in common stock held by consolidated
  grantor trusts (note 13)                         --      (1,403)        --           --               --        (1,403)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 1999                   382     816,517    112,896       (1,926)           9,088       936,957
Net income                                         --          --    112,009           --               --       112,009
Change in minimum pension liability, net of
  income taxes (notes 12 and 15)                   --          --         --           --              293           293
Net unrealized losses on investment securities,
  net of income taxes (notes 3 and 15)             --          --         --           --             (289)         (289)
                                                                                                               ----------
Comprehensive income                                                                                             112,013
Repurchase and retirement of common stock (note    (7)     (3,305)   (19,860)          --               --       (23,172)
  13)
Purchase and reissuance of common stock under
  stock option and other employee benefit plans,
  including tax benefits and net of amortization   --     (14,002)        --         (308)              --       (14,310)
Change in common stock held by consolidated
  grantor trusts (note 13)                         --       3,374         --           --               --         3,374
--------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2000                   375     802,584    205,045       (2,234)           9,092     1,014,862
Net income                                         --          --    116,060           --               --       116,060
Change in minimum pension liability, net of
  income taxes (notes 12 and 15)                   --          --         --           --               22            22
Net unrealized losses on investment securities,
  net of income taxes (notes 3 and 15)             --          --         --           --           (6,113)       (6,113)
                                                                                                               ---------
Comprehensive income                                                                                             109,969
Repurchase and retirement of common stock (note   (17)     (8,764)   (86,741)          --               --       (95,522)
  13)
Purchase and reissuance of common stock under
  stock option and other employee benefit plans,
  including tax benefits and net of amortization   --      (8,858)        --          417               --        (8,441)
Change in common stock held by consolidated
  grantor trusts (note 13)                         --        (448)        --           --               --          (448)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DECEMBER 31, 2001                  $358     784,514    234,364       (1,817)           3,001     1,020,420
==========================================================================================================================

See accompanying notes to consolidated financial statements.

                              Trigon Healthcare, Inc. 2001 Annual Report page 31

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2000 and 1999



(in thousands)                                                                2001        2000        1999
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                               $   116,060     112,009      20,463
Adjustments to reconcile net income to net cash provided
   by operating activities
     Depreciation and amortization                                            23,419      15,282      18,655
     Write-off of subsidiary goodwill and other intangibles (note 17)             --          --      55,927
     Amortization of unearned compensation                                     1,842       2,681       1,031
     Accretion of discounts and amortization of premiums, net                 (2,054)    (15,959)    (13,267)
     Change in allowance for doubtful accounts receivable                     (2,345)       (685)      2,839
     Increase in premiums and other receivables                              (90,893)    (69,224)    (22,238)
     (Increase) decrease in other assets                                         670       1,449      (9,208)
     Increase in medical and other benefits payable                           74,250      41,224      66,382
     Increase in unearned premiums                                            18,845      10,644      20,826
     Increase (decrease) in accounts payable and accrued expenses                 (1)      4,094      13,896
     Increase (decrease) in other liabilities                                 52,407     (46,075)     30,807
     Change in deferred income taxes                                           4,678      25,267     (17,784)
     Increase in minority interest                                               491       3,657       2,710
     Decrease in obligations for employee benefits                            (9,962)     (1,701)     (4,450)
     Loss on disposal of property and equipment and other assets                 262          84         277
     Realized investment losses, net                                          56,330      27,023      21,957
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    243,999     109,770     188,823
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
     Proceeds from sale of property and equipment and other assets               250         339         342
     Capital expenditures                                                    (42,208)    (35,501)    (17,827)
     Cash paid for the purchase of minority interest                              --      (2,660)         --
     Cash transferred with the sale of subsidiary, net of cash received           --     (15,337)         --
     Investment securities purchased                                      (5,069,888) (4,844,862) (4,293,560)
     Proceeds from investment securities sold                              3,809,125   4,061,899   3,347,933
     Maturities of fixed income securities                                 1,150,914     736,870     749,828
------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (151,807)    (99,252)   (213,284)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
     Proceeds from long-term debt                                                 --          --     160,000
     Payments on long-term debt                                                   --    (248,039)         --
     Change in commercial paper notes                                         24,212     275,448          --
     Purchase and reissuance of common stock under
        employee benefit and stock option plans                              (10,594)    (17,666)     (3,694)
     Common stock (purchased) distributed by consolidated
        grantor trusts                                                          (448)      3,374      (1,403)
     Purchase and retirement of common stock                                 (95,522)    (23,172)   (130,662)
     Change in outstanding checks in excess of bank balance                    1,810       3,352      (4,750)
------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                          (80,542)     (6,703)     19,491
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                   11,650       3,815      (4,970)
Cash--beginning of year                                                        6,345       2,530       7,500
------------------------------------------------------------------------------------------------------------
Cash--end of year                                                        $    17,995       6,345       2,530
============================================================================================================
Cash paid during the year for
   Interest                                                              $    14,814      22,224      12,847
   Income taxes                                                               20,858      69,947      25,855
============================================================================================================

See accompanying notes to consolidated financial statements.

                                        TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                December 31, 2001, 2000 and 1999

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trigon Healthcare, Inc., a stock holding company, through its subsidiaries is the largest managed health care company in Virginia. (Trigon Healthcare, Inc. and subsidiaries are herein collectively referred to as the Company.) The Company serves 2.1 million members primarily through a comprehensive spectrum of managed care products provided through three network systems with a range of utilization and cost containment controls. The Company provides health insurance for multi-state employer groups, large and small businesses in Virginia, individuals, Medicare and Medicaid beneficiaries and federal employees. The Company's portfolio of benefit designs is purposely diverse to allow members and group administrators to choose the degree of management and premium structure that is right for them. Larger employer groups may choose various funding options ranging from fully-insured to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or portions of the claims risk. Certain of the Company's subsidiaries have the exclusive right to use the Blue Cross and Blue Shield service marks and trademarks in their service areas. The Company also owns and operates subsidiaries in the areas of wellness and disease management and similar products.

     Trigon Healthcare, Inc. owns 100% of Trigon Insurance Company, HealthKeepers, Inc., Priority, Inc., Trigon Health and Life Insurance Company, Trigon Services, Inc., Consolidated Holdings Corporation, Health Management Corporation and Monticello Service Agency, Inc. Additionally, Trigon Healthcare, Inc. owns 51% of Peninsula Health Care, Inc. Trigon Insurance Company participates in a national contract between the Blue Cross and Blue Shield Association and the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP).

     The significant accounting policies and practices followed by the Company are as follows:

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The Company follows Statement of Financial Accounting Standards (SFAS) No. 60, Accounting and Reporting by Insurance Enterprises, as it relates to its insurance business and the AICPA Auditing and Accounting Guide, Health Care Organizations, as it relates to its HMO business. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually reviews its estimates and assumptions, including those related to claims expense and claims liabilities, income taxes and litigation. Actual results could differ from those estimates.

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

                              Trigon Healthcare, Inc. 2001 Annual Report page 33

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.

     In addition, the managed care industry is highly competitive in both Virginia and in other states in the Southeastern and Mid-Atlantic regions where the Company principally intends to expand. There is no assurance that such competition will not exert strong pressures on the Company's profitability, its ability to increase enrollment or its ability to successfully attain its expansion plans. The Company's growth may be affected by any changes in its ability to negotiate favorable rates with providers. Also, there can be no assurance that regulatory initiatives will not be undertaken at the state or federal level to reform the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such action could adversely affect the Company's profitability.

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

     The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138, effective January 1, 2001. The Company enters into foreign currency forward contracts (forward contracts) to minimize exposure to fluctuations in foreign currency exchange rates. Company policy only permits utilization of these instruments in its foreign denominated bond and equity portfolios. The counterparties to these transactions are major financial institutions. The Company may incur a loss with respect to these transactions to the extent that the counterparty fails to perform under a contract and exchange rates have changed unfavorably for the counterparty since the inception of the contract. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of one year or less. The forward contracts do not qualify for hedge accounting under SFAS No. 133, as amended. Accordingly, upon adoption, the forward contracts were recorded at fair value with changes in fair value recorded as realized gains or losses in the consolidated statements of operations. The fair value of forward contracts held by the Company as of January 1, 2001 was not material.

     The Company also enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts is limited to that of the market value of the underlying portfolios. Should this limitation be exceeded, futures contracts are immediately terminated in order to comply with this restriction. Initial margins in the form of securities are maintained with the counterparties for these transactions. Changes in fair value of financial futures, determined and settled with the counterparties on a daily basis, are recorded as realized gains or losses in the consolidated statements of operations. Terminations of contracts are accounted for in the same manner. The adoption of SFAS No. 133, as amended, did not change the accounting for these contracts.

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

     The Company is capitalizing interest during the active construction period of its headquarters expansion project. The project is being funded using internal cash and investments. Capitalized interest is added to the cost of the underlying assets and will be amortized over the useful lives of the assets.

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

     Amortization was $1.6 million, $1.2 million, and $5.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated amortization as of December 31, 2001 and 2000 was $9.6 million and $9.0 million, respectively. During 2001, $1.0 million of accumulated amortization related to previously fully amortized goodwill was removed. In connection with the purchase of Priority, Inc.'s minority interest in September 2000 (note 17), goodwill increased $2.2 million. Goodwill and other intangibles related to Mid-South Insurance Company (Mid-South), in the amount of $42.6 million were written-off during 1999 (note 17).

     The Company will adopt SFAS No. 142, Goodwill and Intangible Assets, effective January 1, 2002. Under Statement 142, goodwill determined to have indefinite useful lives will not be amortized but will be tested at least annually for impairment. As of the date of adoption, the Company has unamortized goodwill in the amount of $13.7 million that will be subject to the transitional impairment provisions of Statement 142. In addition, adoption will eliminate approximately $1.6 million in annual goodwill amortization beginning in 2002 from the consolidated statements of operations. The Company expects no transitional impairment loss upon adoption.

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

     Certain other groups have contracts that provide for the group to be at risk for all or a portion of their claims experience. Most of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability or the group's liability on any one episode of care is capped for the year. The Company charges self-funded groups administrative fees which are based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any

                              Trigon Healthcare, Inc. 2001 Annual Report page 35

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

stop-loss premiums. In addition, accounts for certain self-funded groups are charged or credited with interest expense or income as provided by the groups' contracts.

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

     Claims processed for Medicare and the related reimbursed operating expenses, which are subject to audit, for the year ended December 31, 1999 were $2.1 billion and $18.3 million, respectively. There were no amounts for the years ended December 31, 2001 and 2000.

NOTE 3. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31 were as follows (in thousands):


                                                                                   Gross         Gross          Estimated
                                                                   Amortized     Unrealized     Unrealized        Fair
2001                                                                  Cost         Gains         Losses          Value
--------------------------------------------------------------------------------------------------------------------------
Fixed maturities
   Domestic
     U.S. Treasury securities and obligations of U.S. government
     agencies                                                       $  273,325         742          1,482        272,585
     Mortgage-backed obligations of U.S. government agencies           264,954       1,899          2,130        264,723
     States and political subdivision securities                       252,017       5,044          2,077        254,984
     Other mortgage-backed and asset-backed securities                 153,434       2,393            270        155,557
     Corporate bonds                                                   640,280      13,361          4,772        648,869
   Foreign
     Debt securities issued by foreign governments                       4,621          90             --          4,711
     Corporate bonds                                                    57,561       1,115          2,645         56,031
--------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                               1,646,192      24,644         13,376      1,657,460
--------------------------------------------------------------------------------------------------------------------------
Equities
   Domestic                                                             12,294       1,246          2,658         10,882
   Foreign                                                              69,091       5,482         10,720         63,853
--------------------------------------------------------------------------------------------------------------------------
Total equities                                                          81,385       6,728         13,378         74,735
--------------------------------------------------------------------------------------------------------------------------
Short-term investments
   Domestic                                                             82,418          --             --         82,418
   Foreign                                                              11,959          --             23         11,936
--------------------------------------------------------------------------------------------------------------------------
Total short-term investments                                            94,377          --             23         94,354
--------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                   1,231          --             --          1,231
--------------------------------------------------------------------------------------------------------------------------
Total                                                               $1,823,185      31,372         26,777      1,827,780
==========================================================================================================================
Unrestricted                                                        $1,816,433      30,873         26,777      1,820,529
Restricted                                                               6,752         499             --          7,251
--------------------------------------------------------------------------------------------------------------------------
Total                                                               $1,823,185      31,372         26,777      1,827,780
==========================================================================================================================


                              Trigon Healthcare, Inc. 2001 Annual Report page 37

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMETNS

December 31, 2001, 2000 and 1999 (Continued)


                                                                                  Gross           Gross          Estimated
                                                                   Amortized    Unrealized      Unrealized         Fair
2000                                                                  Cost        Gains           Losses          Value
---------------------------------------------------------------------------------------------------------------------------
Fixed maturities
   Domestic
     U.S. Treasury securities and obligations of U.S. government
     agencies                                                       $  342,715      3,817               36        346,496
     Mortgage-backed obligations of U.S. government agencies           134,263      3,125               95        137,293
     States and political subdivision securities                       269,914     10,022              617        279,319
     Other mortgage-backed and asset-backed securities                  94,347      1,358              613         95,092
     Corporate bonds                                                   534,244      9,327           17,668        525,903
   Foreign
     Debt securities issued by foreign governments                       9,011        473               --          9,484
     Corporate bonds                                                    45,555        289              983         44,861
---------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                               1,430,049     28,411           20,012      1,438,448
---------------------------------------------------------------------------------------------------------------------------
Equities
   Domestic                                                             16,156      1,243            1,133         16,266
   Foreign                                                              70,865     16,535           11,779         75,621
---------------------------------------------------------------------------------------------------------------------------
Total equities                                                          87,021     17,778           12,912         91,887
---------------------------------------------------------------------------------------------------------------------------
Short-term investments
   Domestic                                                            239,187         --               --        239,187
   Foreign                                                              12,360         --                4         12,356
---------------------------------------------------------------------------------------------------------------------------
Total short-term investments                                           251,547         --                4        251,543
---------------------------------------------------------------------------------------------------------------------------
Derivative instruments                                                      --        760               --            760
---------------------------------------------------------------------------------------------------------------------------
Total                                                               $1,768,617     46,949           32,928      1,782,638
===========================================================================================================================
Unrestricted                                                        $1,761,606     46,629           32,928      1,775,307
Restricted                                                               7,011        320               --          7,331
---------------------------------------------------------------------------------------------------------------------------
Total                                                               $1,768,617     46,949           32,928      1,782,638
===========================================================================================================================


     Short-term investments consist principally of investments with maturity dates of one year or less at the time of purchase, including, money market investments, commercial paper and other fixed maturities.

     The Company enters into foreign currency derivative instruments to minimize exposure to fluctuations in foreign currency exchange rates. As of December 31, 2001, the Company had forward contracts outstanding with a net fair value of $1.2 million to purchase approximately $8.1 million in foreign currencies and to sell approximately $6.9 million in foreign currencies (primarily the Euro and Japanese Yen).

     The Company also enters into financial futures contracts for portfolio strategies such as minimizing interest rate risk and managing portfolio duration. The notional amount of the futures contracts, $197.8 million as of December 31, 2001, is limited to that of the market value of the underlying portfolios.

      The amortized cost and estimated fair value of fixed income securities as of December 31, by contractual maturity, were as follows (in thousands):

                                           Amortized      Estimated
2001                                          Cost        Fair Value
--------------------------------------------------------------------
Due in one year or less                   $   22,342         22,695
Due after one year through
   five years                                461,474        463,584
Due after five years through
   ten years                                 480,941        483,891
Due after ten years                          263,047        267,010
Mortgage-backed, asset-backed
   and other securities                      418,388        420,280
--------------------------------------------------------------------
Total                                     $1,646,192      1,657,460
====================================================================


                                           Amortized      Estimated
2000                                         Cost         Fair Value
--------------------------------------------------------------------
Due in one year or less                   $   52,644         54,868
Due after one year through
   five years                                463,324        465,957
Due after five years through
   ten years                                 421,484        414,949
Due after ten years                          263,987        270,289
Mortgage-backed, asset-backed
   and other securities                      228,610        232,385
--------------------------------------------------------------------
Total                                     $1,430,049      1,438,448
====================================================================

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Included in investment securities as of December 31, 2001 are $7.3 million, at estimated fair value, of securities held by various states to meet security deposit requirements related to Trigon Insurance Company, the HMO subsidiaries and Trigon Health and Life Insurance Company.

     The components of investment income for the years ended December 31 were as follows (in thousands):

                                        2001        2000       1999
--------------------------------------------------------------------
Interest on fixed
   maturities securities               $100,326    113,613    95,957
Interest on short-term
   investments                            9,229      8,544     6,703
Dividends                                 1,684      1,994     2,884
--------------------------------------------------------------------
                                        111,239    124,151   105,544
Investment expenses                       5,314      6,604     5,758
Group interest credits                      678      3,094     2,655
--------------------------------------------------------------------
Investment income                      $105,247    114,453    97,131
====================================================================

     Gross realized gains and losses for the years ended December 31 were as follows (in thousands):

                                        2001         2000        1999
----------------------------------------------------------------------
Gross realized gains
   Fixed income securities            $ 46,024      34,194      14,527
   Equity securities                     3,589      43,963      13,401
   Derivative instruments              264,528      33,916      64,456
   Other                                 3,534          --          --
----------------------------------------------------------------------
Total gross realized gains             317,675     112,073      92,384
----------------------------------------------------------------------
Gross realized losses
   Fixed income securities              70,855      74,236      45,740
   Equity securities                    10,356      17,784       7,448
   Derivative instruments              292,794      47,076      61,153
----------------------------------------------------------------------
Total gross realized losses            374,005     139,096     114,341
----------------------------------------------------------------------
Net realized losses                   $(56,330)    (27,023)    (21,957)
======================================================================

     Included in other gross realized gains is the amount realized on the sale of a subsidiary in March 2001 (note 17).

     Proceeds from the sale of investment securities were $3.8 billion, $4.1 billion and $3.3 billion during 2001, 2000 and 1999, respectively.



                              Trigon Healthcare, Inc. 2001 Annual Report page 39

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

     Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the change in unrealized gains (losses), net of income taxes, for the years ended December 31 is as follows (in thousands):

                                                2001        2000        1999
------------------------------------------------------------------------------
Fixed maturities securities                   $  2,850     55,725     (79,561)
Equity securities                              (11,516)   (57,131)     47,742
Derivative instruments                            (760)       961        (189)
Provision for income taxes                       3,313        156      11,202
------------------------------------------------------------------------------
Total                                         $ (6,113)      (289)    (20,806)
==============================================================================

NOTE 4. PREMIUMS AND OTHER RECEIVABLES

Premiums and other receivables as of December 31 were as follows (in thousands):

                                                     2001       2000
---------------------------------------------------------------------
Premiums                                           $105,550    77,664
Self-funded group receivables                       221,363   194,308
Federal Employee Program                            197,954   161,385
Investment income receivable                         25,743    22,725
Receivable on investment securities sold                207    33,900
Other                                                 9,493     9,939
---------------------------------------------------------------------
Total                                              $560,310   499,921
=====================================================================

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31 were as follows (in thousands):

                                                   2001      2000
------------------------------------------------------------------
Land and improvements                           $  7,227     5,874
Buildings and improvements                        40,512    39,843
Furniture and equipment                           85,120    83,982
Computer software                                 45,184    35,188
Construction in progress                           5,367        --
------------------------------------------------------------------
                                                 183,410   164,887
Less accumulated depreciation
   and amortization                               95,687    95,130
------------------------------------------------------------------
Total                                           $ 87,723    69,757
==================================================================

     During 2001, the Company began a four-year building project to expand its headquarters. Interest capitalized and included in construction in progress during 2001 was less than $0.1 million.

NOTE 6. MEDICAL AND OTHER BENEFITS PAYABLE

The components of medical and other benefits payable as of December 31 were as follows (in thousands):

                                   2001              2000         1999
-------------------------------------------------------------------------
Net medical and other
   benefits payable at
   beginning of year          $  420,955            417,688      371,312
Incurred related to
   Current year                2,283,983          1,973,500    1,821,681
   Prior years                   (20,192)           (21,717)     (17,319)
-------------------------------------------------------------------------
Total incurred                 2,263,791          1,951,783    1,804,362
-------------------------------------------------------------------------
Paid related to
   Current year                1,939,775          1,696,295    1,517,098
   Prior years                   282,720            252,221      240,888
-------------------------------------------------------------------------
Total paid                     2,222,495          1,948,516    1,757,986
-------------------------------------------------------------------------
Net medical and other
   benefits payable
   at end of year                462,251            420,955      417,688
Liability for
   self-funded claims            214,081            192,515      169,361
Liability for claims
   processing costs               21,181             21,553       17,886
Amounts due
   to providers                   12,243                483        5,114
------------------------------------------------------------------------
Total                         $  709,756            635,506      610,049
========================================================================

     The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in increases or decreases to prior years' claims estimates. Negative amounts reported for incurred claims related to prior years resulted from claims being settled for less than originally estimated.

NOTE 7. COMMITMENTS & CONTINGENCIES

Leases

The Company has operating leases covering office space, computer hardware and software and business equipment expiring at various dates through 2011. Original non-cancelable leases may contain escalation clauses, along with options that permit renewals for additional periods and, in some cases, purchase of the property.

     The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 (in thousands):

Years ending December 31,
--------------------------------------------------
2002                                       $12,682
2003                                        13,082
2004                                         8,186
2005                                         5,407
2006                                         3,839
2007 and later years                         8,835
--------------------------------------------------
Total                                      $52,031
==================================================

     Rental expense for all operating leases for the years ended December 31, 2001, 2000 and 1999 was $17.3 million, $16.3 million and $17.1 million, respectively.

Guarantees

Trigon Insurance Company guarantees certain liabilities of Primary Care First, L.L.C., an unconsolidated joint venture affiliate, related to term loans and equity and working capital lines of credit. The maximum amount of the loan guarantees is $6.1 million plus accrued interest. As of December 31, 2001 and 2000, the total outstanding loan amounts subject to the guarantees was $4.7 million and $5.1 million, respectively.

NOTE 8. OTHER LIABILITIES

Other liabilities as of December 31 were as follows (in thousands):

                                                2001                2000
-------------------------------------------------------------------------
Unearned premium reserve--
   Federal Employee Program                   $130,787            105,974
Outstanding checks in excess
   of bank balance                              41,603             39,793
Self-funded group deposits                      13,169             14,474
Current income taxes payable                    27,637                354
Payable for investment securities sold           3,939             38,637
Other                                           43,546             46,837
-------------------------------------------------------------------------
Total                                         $260,681            246,069
=========================================================================

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

NOTE 9. OTHER REVENUES

     Other revenues include those revenues earned by non-core subsidiaries. A summary by type of revenue for the years ended December 31 is as follows (in thousands):

                               2001       2000     1999
--------------------------------------------------------
Employee benefits
   administration            $ 1,231      2,336    3,769
Workers' compensation
   administration              2,455      9,682    9,319
Health management
   services                   11,036      6,645    6,227
Other                          5,383      4,974    4,903
--------------------------------------------------------
Total                        $20,105     23,637   24,218
--------------------------------------------------------

NOTE 10. INCOME TAXES

Income tax expense (benefit) attributable to income before income taxes and minority interest, substantially all of which is federal, for the years ended December 31 consists of (in thousands):

                2001         2000       1999
---------------------------------------------
Current       $54,533      24,761      26,129
Deferred        3,663      25,327     (17,784)
---------------------------------------------
Total         $58,196      50,088       8,345
---------------------------------------------

     The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes and minority interest for the years ended December 31 were as follows:

                                          2001     2000     1999
-----------------------------------------------------------------
Statutory federal income
   tax rate                              35.0%    35.0       35.0
Tax exempt investment income             (2.9)    (2.5)     (13.7)
Non-deductible amortization               0.3      0.3        3.4
Tax adjustment on sale
   of subsidiary                           --     (1.5)        --
Other, net                                0.7     (1.1)       1.8
-----------------------------------------------------------------
Effective tax rate                       33.1%    30.2       26.5
-----------------------------------------------------------------

                              Trigon Healthcare, Inc. 2001 Annual Report page 41

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

     The components of the deferred tax assets and deferred tax liabilities as of December 31 were as follows (in thousands):

                                                     2001     2000
------------------------------------------------------------------
Deferred tax assets
   Employee benefit plans                          $17,851  17,458
   Insurance reserves                               34,435  33,914
   Property and equipment                               --   4,656
   Other                                             2,313   1,257
------------------------------------------------------------------
Gross deferred tax assets                           54,599  57,285
------------------------------------------------------------------
Deferred tax liabilities
   Investment securities                             1,594   4,907
   Property and equipment                            1,700      --
   Other                                               638     646
------------------------------------------------------------------
Gross deferred tax liabilities                       3,932   5,553
------------------------------------------------------------------
Net deferred tax asset                             $50,667  51,732
==================================================================

     Deferred taxes as of December 31 are presented on the accompanying consolidated balance sheets as follows (in thousands):

                                                 2001        2000
------------------------------------------------------------------
Deferred tax assets--current                  $ 8,473        3,525
Deferred tax assets--noncurrent                42,194       48,207
------------------------------------------------------------------
Net deferred tax asset                        $50,667       51,732
==================================================================

     Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets.

     In conjunction with the Demutualization in 1997, the Company was required to make a payment of $175 million to the Commonwealth of Virginia (Commonwealth Payment) which was expensed and paid in prior years. The Company claimed the $175 million Commonwealth Payment as a deduction. The Internal Revenue Service denied this deduction during the course of its audit of the Company. The Company continued to pursue the deduction and in April 2001 received a Technical Advice Memorandum from the National Office of the IRS that supports the Company's position that the payment constitutes a normal business expense, and therefore should be deductible. The Company will recognize the financial statement impact of the deduction if and when it receives final approval by the IRS after review by the Congressional Joint Committee on Taxation. If successful, the Company expects to recover approximately $35 million in cash refunds and $26 million in income tax credit carryovers plus after-tax interest currently estimated to be $8 million. In addition, the Company has filed a lawsuit claiming deductions for losses incurred on the termination of certain customer and provider contracts. See note 19.

     Regarding both of these matters, favorable resolution of these claims is subject to various uncertainties, including whether the deductions will be allowed at all and, in the case of the claim for losses on the termination of customer and provider contracts, the amount of the deductions, if any, that will be allowed. While the Company believes that its claims have merit, it cannot predict the ultimate outcome of the claims. The Company has not recognized the impact of these claims, if any, in the consolidated financial statements.

NOTE 11. BORROWINGS

Commercial paper as of December 31 is summarized as follows (in thousands):

                    2001         2000
--------------------------------------
Current          $ 99,660           --
Noncurrent        200,000      275,448
--------------------------------------
Total            $299,660      275,448
======================================

     In November 2001, Trigon Healthcare, Inc. entered into new revolving credit facilities with a syndicate of lenders, replacing the existing revolving credit facility expiring in February 2002. The new credit facilities consist of a $100 million 364-day revolving credit facility and a $200 million 5-year revolving credit facility. These credit facilities may be used for general corporate purposes and are currently being used to back the commercial paper discussed below. The terms of the credit facilities provide for various borrowing options and rates and require the Company to pay facility and administrative fees on a quarterly basis. The credit facilities contain certain financial covenants and restrictions including minimum net worth requirements and debt to consolidated net worth ratio limitations. The Company was in compliance with all such covenants as of December 31, 2001. There were no amounts borrowed under the former or current credit facilities during 2001. In conjunction with the issuance of commercial paper notes during the first quarter of 2000, the Company repaid the $245 million outstanding on the former revolving credit agreement. The weighted average interest rate for the period the former revolving credit agreement was outstanding during the years ended December 31, 2000 and 1999 was 6.21% and 5.44%, respectively. Use of the credit facilities to back the commercial paper reduces the amounts available for borrowing under these facilities.

     In March 2000, Trigon Healthcare, Inc. commenced a private placement commercial paper program providing for the issuance of up to $300 million in aggregate maturity value of commercial paper notes. The notes are issued at par less a discount representing an interest factor. Under the program, they may also be issued at par as interest bearing notes. The notes may be issued with varying maturities up to a maximum of one year from issuance. As of December 31, 2001, outstanding notes under the commercial paper program totaled approximately $299.7 million with an average maturity of 20 days. As of December 31, 2000, outstanding notes totaled approximately $275.4 million with an average maturity of 14 days. The weighted average discount yield on the outstanding commercial paper notes as of December 31, 2001 and December 31, 2000 was 2.19% and 6.83%, respectively. The commercial paper is currently backed by the revolving credit facilities. The Company has the intent to maintain commercial paper borrowings of at least this amount for more than one year. For financial reporting purposes, the commercial paper has been classified as a combination of current and noncurrent liabilities in the accompanying consolidated statements of financial condition based on the terms of the revolving credit facilities backing these notes.

     Peninsula Health Care, Inc. has a line of credit agreement with its minority shareholder for purposes of maintaining regulatory minimum net worth requirements. There were no amounts outstanding under this line of credit as of December 31, 2001 and 2000.

NOTE 12. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which is qualified under IRC 401(a). The plan is funded through the Blue Cross National Retirement Trust (the Trust), a collective investment trust for the retirement programs of its participating employers. Assets in the Trust are primarily domestic and international equity securities, domestic bonds, real estate funds and short-term investments. The Company also has a nonqualified supplemental executive retirement plan (SERP) which provides for pension benefits in excess of qualified plan limits imposed by IRC limits and restrictions on participation by highly compensated employees. The plan serves to restore the combined pension amount to original benefit levels. The plan is unfunded, however, the Company has established a grantor trust to fund future obligations under the plan. The grantor trust is consolidated with the Company for financial reporting purposes.

     In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees and for active employees who had at least 20 years of service and were between the ages of 40 and 45 with age plus years of service equal to 55 or more as of January 1, 1998. This postretirement benefit plan is also funded through the Trust.

                              Trigon Healthcare, Inc. 2001 Annual Report page 43

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended December 31 and a statement of the funded status as of December 31 (in thousands):


                                                                     Pension Benefits        Postretirement Benefits
                                                                     -----------------       -----------------------
                                                                     2001         2000             2001      2000
--------------------------------------------------------------------------------------------------------------------
Reconciliation of benefit obligation
   Obligation as of January 1                                      $130,912      122,613           40,798    28,722
   Service cost                                                       8,842        7,571            1,515     1,385
   Interest cost                                                      9,684        9,152            3,449     2,761
   Participant contributions                                             --           --               --        91
   Benefit payments                                                  (7,423)     (15,195)          (1,602)   (1,112)
   Actuarial loss                                                     5,507        6,771            7,948     8,951
--------------------------------------------------------------------------------------------------------------------
Obligation as of December 31                                        147,522      130,912           52,108    40,798
--------------------------------------------------------------------------------------------------------------------
Reconciliation of fair value of plan assets
   Fair value of plan assets as of January 1                        136,412      150,871           18,847    18,372
   Actual return on plan assets                                      (7,896)      (7,063)          (1,046)    1,496
   Employer contributions                                            17,500           --               --        --
   Participant contributions                                             --           --               --        91
   Benefit payments                                                  (7,393)      (7,396)          (1,602)   (1,112)
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets as of December 31                         138,623      136,412           16,199    18,847
--------------------------------------------------------------------------------------------------------------------
Funded status
   Funded status as of December 31                                   (8,899)       5,500          (35,909)  (21,951)
   Unrecognized transition asset                                        (97)        (167)              --        --
   Unrecognized reduction in prior service cost                      (7,104)      (7,712)          (6,252)   (8,017)
   Unrecognized (gain) loss                                          12,507      (13,374)          12,574     2,262
--------------------------------------------------------------------------------------------------------------------
Net amount recognized                                              $(3,593)      (15,753)         (29,587)  (27,706)
====================================================================================================================

     The following table provides the amounts recognized in the consolidated balance sheets as of December 3 (in thousands):


                                                                     Pension Benefits  Postretirement Benefits
                                                                     ----------------  -----------------------
                                                                       2001    2000        2001      2000
--------------------------------------------------------------------------------------------------------------
Prepaid benefit cost (included in other assets)                     $ 2,455       --          --        --
Accrued benefit liability (included in obligations for
employee benefits, noncurrent)                                       (6,048) (16,535)    (29,587)  (27,706)
Intangible asset (included in other assets)                              --      748          --        --
Minimum pension liability (included in accumulated other
   comprehensive income)                                                 --       34          --        --
----------------------------------------------------------------------------------------------------------------
Net amount recognized                                               $(3,593) (15,753)    (29,587)  (27,706)
================================================================================================================

      The pension plans with benefit obligations in excess of plan assets, principally the unfunded nonqualified SERP, had projected benefit obligations of $147.5 million and $7.4 million as of December 31, 2001 and 2000, respectively. The accumulated benefit obligations related to these plans were $143.1 million and $5.9 million, while the fair value of assets was $138.6 million and $0 as of December 31, 2001 and 2000, respectively. Both the qualified pension plan and nonqualified SERP plan were included in this disclosure for 2001.

      The following table provides the components of net periodic expense for the plans for the years ended December 31 (in thousands):


                                                      Pension Benefits           Postretirement Benefits
                                                      ----------------           -----------------------
                                                   2001       2000     1999      2001      2000     1999
--------------------------------------------------------------------------------------------------------
Service cost                                  $   8,842      7,571     7,842    1,514     1,385    1,412
Interest cost                                     9,684      9,152     8,725    3,449     2,761    2,200
Expected return on plan assets                  (12,374)   (11,851)  (11,224)  (1,624)   (1,753)  (1,553)
Amortization of transition asset                    (70)       (70)      (70)      --        --       --
Amortization of prior service cost                 (608)      (547)     (547)  (1,765)   (1,765)  (1,387)
Amortization of net (gain) loss                    (104)      (312)      157      307        --       --
Settlement expense                                   --      1,550        --       --        --       --
--------------------------------------------------------------------------------------------------------
Total                                         $   5,370      5,493     4,883    1,881       628      672
========================================================================================================


     The gross amount included within other comprehensive income arising from a decrease in the minimum pension liability was $0.03 million, $0.4 million and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     The prior service costs of the pension plans are amortized on a straight-line basis over the average remaining service period of the active plan participants. The prior service costs of the postretirement benefit plan are amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. Gains and losses for the qualified pension plan and the postretirement benefit plan are amortized on a straight-line basis over the average remaining service period of active participants using the minimum basis outlined under SFAS No. 87 and SFAS No. 106, respectively. Gains and losses for the nonqualified SERP are amortized on a straight-line basis over the average remaining service period of active participants based on the entire unrecognized net gain or loss without applying the applicable corridor that is based on 10% of the greater of the projected benefit obligation or the market-related value of plan assets.

     The weighted average assumptions used in the measurement of the Company's benefit obligations as of December 31 were as follows:



                                          Pension Benefits          Postretirement Benefits
                                          ----------------          -----------------------
                                         2001           2000          2001        2000
-------------------------------------------------------------------------------------------
Discount rate                            7.25%          7.50%         7.25%        7.50%
Expected return on plan assets            9.0            9.0           9.0          9.0
Rate of compensation increases     3.0 to 6.5     3.0 to 6.5    3.0 to 6.5          4.5
===========================================================================================

                             Trigon Healthcare, Inc. 2001 Annual Report page 45

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

     For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and subsequent years.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects (in thousands):

                                                   1% Increase     1% Decrease
------------------------------------------------------------------------------
Aggregate of service and interest
   cost components of net periodic
   postretirement health care
   benefit cost                                      $  839           (669)
------------------------------------------------------------------------------
Health care component of the
   accumulated postretirement
   benefit obligation                                $8,374         (6,738)
------------------------------------------------------------------------------

     The Company also has the Employees' Thrift Plan of Trigon Insurance Company (Thrift Plan) under which substantially all employees who have completed three months of service may elect to save up to 16% of their annual earnings on a pretax basis, subject to certain limits, in the plan. Participants have the option of investing in a variety of domestic and international investment funds as well as the stock of Trigon Healthcare, Inc. The Company contributes an amount equal to 50% of the participant's contributions limited to a total of 3% of the employee's compensation. These Company contributions are invested in the investment options using the same allocations selected by the participants for their contributions. Participants are eligible after three months of service and are fully vested in the Company's contributions after three years of service. The Company may make discretionary profit sharing contributions to participants through the Trigon Healthcare, Inc. stock investment option. The Company made discretionary contributions of $2.8 million, $3.4 million and $0.8 million during 2001, 2000 and 1999, respectively, for contributions made in the previous year. For the years ended December 31, 2001, 2000 and 1999, the Company's matching contribution to the Thrift Plan was $4.3 million, $4.0 million and $3.6 million, respectively.

NOTE 13. CAPITAL STOCK

The Company has authorized 300 million shares of Class A Common Stock, par value $0.01 per share (Common Stock). Common Stock shares are entitled to one vote per share.

     The Company has also authorized 300 million shares of Class B non-voting Common Stock, par value $0.01 per share (Non-Voting Common Stock). No shares of Non-Voting Common Stock were issued and outstanding as of December 31, 2001 and 2000. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's amended and restated articles of incorporation. Non-Voting Common Stock shares are not entitled to vote on any matter except as otherwise required by law.

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

Stock Option Plans, Restricted Stock Awards and Stock Purchase Plan

The 1997 Stock Incentive Plan (Incentive Plan) provides for the granting of stock options, restricted stock awards, performance stock awards, stock appreciation rights and cash performance awards to employees. The Company has reserved 6.3 million shares of its common stock for issuance under the Incentive Plan. Awards are granted by the Human Resources Compensation and Employee Benefits Committee of the Board of Directors. Options vest and expire over terms as set by the committee at the time of grant. In accordance with the Incentive Plan, options to purchase shares at an amount equal to the fair market value of the stock at the date of grant were granted to eligible employees during 2001, 2000 and 1999. These options generally vest on a pro-rata basis over three years, with certain grants vesting at the end of one or three years depending on an employee's years of service, and in all cases expire 10 years from date of grant.

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

     A summary of the stock option activity for the years ended December 31 is as follows:

                                                     Weighted
                                                     Average
                                       Number of     Exercise
                                       Options        Price
---------------------------------------------------------------
Balance at January 1, 1999             2,961,025     $23.79
   Granted                               509,430      35.80
   Exercised                            (140,854)     23.72
   Forfeited                             (82,077)     27.11
--------------------------------------------------------------
Balance at December 31, 1999           3,247,524      25.59
   Granted                               559,800      36.49
   Exercised                            (758,123)     24.10
   Forfeited                             (73,863)     26.85
--------------------------------------------------------------
Balance at December 31, 2000           2,975,338      27.99
   Granted                               588,500      70.27
   Exercised                            (368,651)     26.37
   Forfeited                             (10,568)     48.63
--------------------------------------------------------------
Balance at December 31, 2001           3,184,619     $35.92
==============================================================
Options exercisable at:
   December 31, 2001                   2,201,894     $27.84
   December 31, 2000                   1,987,254      24.75
   December 31, 1999                   1,590,510      23.42
==============================================================

                             Trigon Healthcare, Inc. 2001 Annual Report page 47

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

     The following table summarizes information about stock options outstanding and exercisable as of December 31, 2001:



                                        Options Outstanding                    Options Exercisable
                        --------------------------------------------------   ----------------------
                                        Weighted
                                         Average            Weighted                     Weighted
                                        Remaining           Average                      Average
Range of                Number         Contractual          Exercise        Number       Exercise
Exercise Prices       Outstanding         Life               Price        Exercisable      Price
---------------------------------------------------------------------------------------------------
$18.13-25.50          1,574,187         5.7 years           $ 23.49       1,574,187       $23.49
$27.75-38.63          1,016,932         7.6 years           $ 35.23         553,285       $34.46
$53.13-73.63            593,500         9.0 years           $ 70.08          74,422       $70.78
---------------------------------------------------------------------------------------------------

     During 2001 and 2000, the Board of Directors granted 24,052 and 87,681 shares, respectively, of the Company's common stock as restricted stock awards in accordance with the provisions of the Incentive Plan. The shares vest on a pro-rata basis over three years. The recipients of the restricted stock awards generally may not dispose or otherwise transfer the restricted stock until vested. For grants of restricted stock, unearned compensation equivalent to the fair market value of the shares at the date of grant is recorded as a separate component of shareholders' equity and subsequently amortized to compensation expense over the vesting period. Amortization was $1.8 million and $2.6 million for the years ended December 31, 2001 and 2000, respectively.

     As of December 31, 2001, a total of 1,994,620 shares were available for future grants under the Incentive Plan and Non-Employee Plan.

     The 1997 Employee Stock Purchase Plan (Stock Purchase Plan) provides employees of the Company an opportunity to purchase the Company's common stock through payroll deductions. The Company has reserved one million shares of its common stock for issuance under the Stock Purchase Plan. Shares needed to satisfy the needs of the Stock Purchase Plan may be newly issued by the Company or acquired by purchase at the expense of the Company on the open market or in private transactions. Annually, eligible employees may purchase up to $25,000 in fair value based on the grant date price of the Company's common stock at 85% of the lower of the fair value on the first or last trading day of each calendar quarter. Employee purchases under the Stock Purchase Plan were $1.8 million, $1.7 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Pursuant to the Stock Purchase Plan, shares of the Company's stock were purchased on the open market and issued to employees totaling 40,099, 64,387 and 60,735 during 2001, 2000 and 1999, respectively. In addition, 7,282 shares were pending purchase as of December 31, 2001. As of December 31, 2001, there were 737,656 shares of common stock available for issuance under the Stock Purchase Plan.

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

                                     2001      2000       1999
---------------------------------------------------------------
Risk-free interest rate              4.16%      4.88%     6.78%
Volatility factor                   38.27%     38.67%    42.36%
Dividend yield                         --         --        --
Weighted average
   expected life                  5 years    5 years   5 years
---------------------------------------------------------------

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


                                                                 2001               2000                 1999
                                                         -----------------------------------------------------------
                                                             As         Pro       As       Pro        As        Pro
                                                          Reported     Forma    Reported  Forma    Reported    Forma
--------------------------------------------------------------------------------------------------------------------
Net income                                               $116,060      108,478  112,009  105,175   20,463    12,486
Earnings per share
   Basic net income                                      $   3.20         2.99     2.98     2.80     0.50      0.31
   Diluted net income                                    $   3.11         2.90     2.90     2.72     0.49      0.30
Weighted average fair value of options granted
   during the year                                       $     --        27.99       --    15.22       --     16.87
Weighted average fair value of employee stock
   purchases during the year                             $     --        12.37       --    15.39       --      6.30
Weighted average fair value of restricted stock
   awards granted during year                            $     --        58.23       --    34.10       --     32.88
--------------------------------------------------------------------------------------------------------------------


Stock Repurchase Program

The Company completed its first stock repurchase program in February 2000 whereby ten percent of the Company's common stock was repurchased. Also in February 2000, the Company commenced a second stock repurchase program for the repurchase of up to ten percent in additional shares. Under both repurchase programs, the purchases may be made from time to time at prevailing prices in the open market, by block purchase or in private transactions and may be discontinued at any time. The repurchases are subject to restrictions relating to volume, price, timing and debt covenant requirements. During 2001, the Company purchased and retired 1,752,830 shares of its common stock at a cost of $95.5 million, bringing the total shares purchased and retired to 6,513,828 shares at a cost of approximately $249.3 million. The excess of the cost of the acquired shares over par value is charged on a pro rata basis to capital in excess of par and retained earnings. As of December 31, 2001, the Company may repurchase an additional 1.5 million shares under the second stock repurchase program.

                              Trigon Healthcare, Inc. 2001 Annual Report page 49

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

NOTE 14. NET INCOME AND NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share data):


                                                                                     2001      2000    1999
------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per share--net income                     $116,060  112,009  20,463
------------------------------------------------------------------------------------------------------------
Denominator
   Denominator for basic earnings per share--weighted average shares                 36,242   37,615  40,826
   Effect of dilutive securities--employee and director stock options and
     nonvested restricted stock awards                                                1,130    1,066     594
------------------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share                                           37,372   38,681  41,420
============================================================================================================
Basic net income per share                                                         $   3.20     2.98    0.50
============================================================================================================
Diluted net income per share                                                       $   3.11     2.90    0.49
============================================================================================================


NOTE 15. COMPREHENSIVE INCOME

The reclassification entries under SFAS No. 130, Reporting Comprehensive Income, for the years ended December 31 were as follows (in thousands):



                                                                              2001          2000      1999
-----------------------------------------------------------------------------------------------------------
Net unrealized losses on investment securities, net of income taxes
   Net unrealized holding losses arising during the year, net
     of income tax benefit of $14,372, $5,008 and $ 20,043                  $(26,652)    (9,300)    (37,225)
   Less: reclassification adjustment for net losses included
     in net income, net of income tax benefit of $11,059, $4,852 and $8,841   20,539      9,011      16,419
-----------------------------------------------------------------------------------------------------------
Net unrealized losses on investment securities, net of income taxes         $ (6,113)      (289)    (20,806)
===========================================================================================================


The components of accumulated other comprehensive income as of December 31 were as follows (in thousands):



                                                                                        2001    2000    1999
--------------------------------------------------------------------------------------------------------------
Net unrealized gain on investment securities, net of income taxes of $1,594,
   $4,907 and $5,063                                                                  $3,001    9,114   9,403
Minimum pension liability, net of income taxes of $12 in 2000 and $169 in 1999            --      (22)   (315)
--------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income                                                $3,001    9,092   9,088
==============================================================================================================

NOTE 16. STATUTORY FINANCIAL INFORMATION

Trigon Insurance Company and certain other subsidiaries are required to file financial statements with, and are subject to audit by, the Commonwealth of Virginia, Bureau of Insurance (Bureau of Insurance). Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Bureau of Insurance which differ from accounting principles generally accepted in the United States of America under which the accompanying consolidated financial statements have been prepared. Effective January 1, 2001, the Bureau of Insurance adopted in its entirety, as a component of prescribed or permitted practices by the Commonwealth of Virginia, the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures manual--version effective January 1, 2001, (Codification). Codification was developed by the NAIC in an effort to develop a single uniform and comprehensive basis of statutory accounting. Codification was approved with a provision allowing for prescribed or permitted accounting practices to be determined by each states' insurance commissioner. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Company has determined that the combined statutory capital and surplus as of January 1, 2001 of all subsidiaries subject to Codification increased approximately $38 million as a result of the implementation of Codification.

     Significant differences between accounting principles generally accepted in the United States of America and statutory accounting practices prescribed or permitted by the Bureau of Insurance include: (i) certain investment valuation reserves and certain claim reserves recognized under statutory accounting, (ii) certain assets (primarily furniture and equipment, leasehold improvements, employee benefit plan assets) not recognized under statutory accounting, and
(iii) certain assets recognized using a different method (primarily deferred tax assets and certain miscellaneous receivables) under statutory accounting. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, none of the Company's subsidiaries subject to regulatory oversight by the Bureau of Insurance have received, nor requested, approval to adopt any such deviations.

     Statutory surplus and net income for Trigon Insurance Company were (in thousands):

Statutory surplus as of:
   December 31, 2001 (unaudited)                                   $465,559
   December 31, 2000                                                490,000

Statutory net income for the years ended:
   December 31, 2001 (unaudited)                                   $ 77,603
   December 31, 2000                                                 88,509
   December 31, 1999                                                 93,301

     Trigon Insurance Company is required by the Bureau of Insurance to maintain statutory capital and surplus of at least $4.0 million.

     Under the Code of Virginia, an insurance company may pay a dividend without prior approval of the Bureau of Insurance to the extent that such dividend together with other dividends or distributions within the preceding 12 months does not exceed the lesser of: (i) 10% of the insurer's statutory surplus as of the immediately preceding December 31, or (ii) the net statutory gain from operations (excluding realized gains on investments) for the 12-month period ended the immediately preceding December 31. During 2001, 2000 and 1999, Trigon Insurance Company paid cash dividends to its parent of $125.0 million, $125.0 million and $48.9 million, respectively. The 2001 and 2000 cash dividends required and received prior approval from the Bureau of Insurance.

     The Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk-Based Capital Act in 1995. Under this Act, a company's risk-based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. The RBC level as calculated in accordance with the NAIC's RBC instructions for all subsidiaries subject to the Act exceeded all RBC thresholds as of December 31, 2001.

NOTE 17. SUBSIDIARIES

Sale of Trigon Administrators, Inc.

In March 2001, the Company sold Trigon Administrators, Inc. and its Property and Casualty Division, which provides

                              Trigon Healthcare, Inc. 2001 Annual Report page 51

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

workers' compensation, liability and short-term disability services, and recognized a gain of $3.5 million on the sale. The gain is included as a component of net realized losses in the accompanying consolidated statements of operations.

Purchase of Minority Interest of Priority, Inc.

On September 29, 2000, Priority purchased and retired the 20% of its outstanding shares held by the minority shareholder in accordance with the provisions of the Shareholders Agreement for Priority between the Company and the minority shareholder. The purchase price for the minority interest was approximately $2.7 million. The acquisition was accounted for as a purchase and goodwill arising from the purchase amounted to $2.2 million. In conjunction with the purchase and retirement of the 20% outstanding common stock, Priority also repaid and retired all outstanding debt and accrued interest held by the minority shareholder.

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

     The announcement in October resulted in a nonre-curring pretax charge to operations during the third quarter of 1999 of $79.9 million or $51.9 million net of tax. The charge included costs associated with the write-off of goodwill, other intangibles and deferred acquisition costs determined not to be recoverable of $55.9 million, a $20.6 million increase to claim reserves for anticipated future claims, bringing total claims reserves to $31.3 million, and maintenance costs in excess of the related premiums and certain other costs associated with the exit of $3.4 million. The Company recognized the charge for goodwill, other intangibles and deferred acquisition costs and certain other costs associated with the exit in selling, general and administrative expenses and recognized the charge to increase the claim reserves in medical and other benefit costs in the accompanying statements of operations. Through December 31, 2001, the Company made payments of $22.6 million against the claim reserves and $1.5 million against the accrual of certain other exit costs, including payments during 2001 of $9.7 million against the claim reserves. No other adjustments have been made to these accruals. The remaining accrual is expected to be sufficient to satisfy any potential payments related to the 1999 exit.

     Cancellation notices were sent on the group business and the exit of this business was completed by April 30, 2000. The Company pursued options other than cancellation of the individual business and on June 1, 2000 all of the issued and outstanding shares of Mid-South were sold to another carrier. The purchase price approximated net book value. The Company retained responsibility for certain medical claims and other exit costs incurred prior to the sale on June 1, 2000. The stock purchase agreement also included a purchase price adjustment provision tied to the financial performance of the Mid-South individual business for the period from June 1, 2000 through December 31, 2002. The remaining accrual is expected to be sufficient to satisfy any potential payments under this provision of the stock purchase agreement.

NOTE 18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The carrying amounts of cash, premiums and other receivables, other current assets, medical and other benefits payable, unearned premiums, accounts payable and accrued expenses, commercial paper and other current liabilities approximate fair value because of the short-term nature of these instruments. The fair values of investment securities are estimated based on quoted market prices.

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

NOTE 19. LEGAL AND REGULATORY PROCEEDINGS

On June 9, 2000, the Company's subsidiary, Trigon Insurance Company, filed a lawsuit against the federal government for the recovery of federal income tax overpayments for the years 1989 through 1995. The case was tried in November 2001, and closing arguments will be made to the court in March 2002. If successful, the Company expects to recover approximately $33 million in cash refunds plus after-tax interest of about $18 million and to receive tax refunds for the years 1996 through 2000 of about $26 million. In addition, if the Company is successful it could receive substantial additional tax deductions that could lower federal income tax liability for years after 1995.

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

     If the Company wins this lawsuit and has previously collected refunds for the Demutualization payment deduction discussed in note 10, a portion of the tax recoveries for the years after 1995 would most likely be realized in the form of income tax credit carryovers rather than cash. Regarding both of these matters, favorable resolution of these claims is subject to various uncertainties, including whether the deductions will be allowed at all and, in the case of the claim for losses on the termination of customer and provider contracts, the amount of the deductions, if any, that will be allowed. While the Company believes that its claims have merit, it cannot predict the ultimate outcome of the claims. The Company has not recognized the impact of these claims, if any, in the consolidated financial statements.

     The Company and certain of its subsidiaries are involved in various other legal actions occurring in the normal course of their business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 20. SEGMENT INFORMATION

The Company has four reportable segments: health insurance, government programs, investments and all other. Its health insurance segment offers several network products, including HMO, PPO and PAR as well as medicare supplement plans. The government programs segment includes the FEP and, through August 1999, claims processing for Medicare (note 2). Through its participation in

                              Trigon Healthcare, Inc. 2001 Annual Report page 53

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 (Continued)

the FEP, the Company provides health benefits to federal employees in Virginia. The FEP is the Company's largest customer, representing 17.8%, 17.8%, and 19.1% of total consolidated revenues during 2001, 2000 and 1999, respectively. All of the investment portfolios of the consolidated subsidiaries are managed and evaluated collectively within the investment segment. The Company's other health-related business, including disease management programs, benefits administration, health promotion and similar products, is reflected in an "all other" category.

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

--------------------------------------------------------------------------------

The following table presents information by reportable segment for the years ended December 31 (in thousands):


                                                             Health   Government                  All
                                                           Insurance    Programs  Investments    Other    Total
-----------------------------------------------------------------------------------------------------------------
2001
   Revenues from external customers                       $ 2,376,454   529,491         --      16,779  2,922,724
   Investment income and net realized losses                       --        --     48,917          --     48,917
   Intersegment revenues                                       15,129        --         --       9,170     24,299
   Depreciation and amortization expense                       21,860       223         27       2,584     24,694
   Income before income taxes and minority interest           178,866     6,160     48,917       4,253    238,196
2000
   Revenues from external customers                       $ 2,036,225   464,303         --      21,339  2,521,867
   Investment income and net realized losses                       --        --     87,430          --     87,430
   Intersegment revenues                                       12,987        --         --       7,925     20,912
   Depreciation and amortization expense                       14,125        22         23       1,828     15,998
   Income before income taxes and minority interest           127,161     1,015     87,430       4,251    219,857
1999
   Revenues from external customers                       $ 1,798,956   448,676         --      21,657  2,269,289
   Investment income and net realized losses                       --        --     75,174          --     75,174
   Intersegment revenues                                       11,885        --         --       6,546     18,431
   Depreciation and amortization expense                       17,667       261         19       1,681     19,628
   Income (loss) before income taxes and minority interest     (4,441)   (1,731)    75,174       1,791     70,793
=================================================================================================================

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

     A reconciliation of reportable segment total revenues, income before income taxes and minority interest and depreciation and amortization expense to the corresponding amounts included in the consolidated statements of operations for the years ended December 31 is as follows (in thousands):



                                                   2001          2000        1999
------------------------------------------------------------------------------------
Revenues
   Reportable segments
     External revenues                            $2,922,724   2,521,867   2,269,289
     Investment revenues                              48,917      87,430      75,174
     Intersegment revenues                            24,299      20,912      18,431
   Other corporate revenues                            3,326       2,298       1,965
   Elimination of intersegment revenues              (24,299)    (20,912)    (18,431)
------------------------------------------------------------------------------------
Total revenues                                    $2,974,967   2,611,595   2,346,428
====================================================================================
Profit or Loss
   Reportable segments                            $  238,196     219,857      70,793
   Corporate expenses not allocated to segments      (49,763)    (36,854)    (30,916)
   Unallocated amounts:
     Interest expense                                (12,695)    (17,249)     (8,359)
------------------------------------------------------------------------------------
Income before income taxes and minority interest  $  175,738     165,754      31,518
====================================================================================
Depreciation and amortization expense
   Reportable segments                            $   24,694      15,998      19,628
   Not allocated to segments                          (1,274)       (716)       (973)
------------------------------------------------------------------------------------
Total depreciation and amortization expense       $   23,420      15,282      18,655
====================================================================================


                             Trigon Healthcare, Inc. 2001 Annual Report page 55

TRIGON HEALTHCARE, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT


The Board of Directors Trigon Healthcare, Inc.:

     We have audited the accompanying consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigon Healthcare, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG

Richmond, Virginia
February 6, 2002


MANAGEMENT REPORT

     The management of Trigon Healthcare, Inc. has prepared the consolidated financial statements and other data included in this annual report and has primary responsibility for the integrity and objectivity of the financial information. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include some amounts that are based on management's best estimates and judgment.

     The Company maintains a system of internal controls designed to provide reasonable assurance that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Management believes that this system is effective and adequate to accomplish the above described objectives.

     The Audit Committee of the Board of Directors, which is composed solely of directors who are neither officers nor employees of the Company, is responsible for monitoring the Company's system of internal controls and financial reporting process. The committee meets periodically with management, the internal auditors and the independent auditors to review their activities and responsibilities. Both the internal auditors and the independent auditors have full and free access to meet with the Audit Committee without the presence of management.


/s/ Thomas G. Snead, Jr.

Thomas G. Snead, Jr.
Chairman and Chief Executive Officer


/s/ Thomas R. Byrd

Thomas R. Byrd
Senior Vice President and Chief Financial Officer

OFFICERS

Thomas G. Snead, Jr.

Chairman and Chief Executive Officer

Elected 2000 Chairman of the Board; Elected President and Chief Executive Officer 1999; elected President and Chief Operating Officer in 1997; appointed Senior Vice President and Chief Financial Officer 1990; joined Trigon in 1985; prior, KPMG LLP; BS, Accounting, Virginia Commonwealth University

John W. Coyle

President and Chief Operating Officer

Joined Trigon in 2001; prior, Head, Business Operations and Head, International Business, Aetna Inc.; BS, George Washington University

William P. Bracciodieta, M.D.

Senior Vice President and Chief Medical Officer

Joined Trigon in 1998; prior, Vice President and Chief Medical Director of Medical Affairs for the South Florida Market, Humana, Inc.; M.B.A., Pacific Western University

John J. Brighton

Senior Vice President and Chief Information Officer

Joined Trigon in 2002; prior, Chief Information Officer, Aetna, Inc.; BS, Business Administration, Seton Hall University; M.B.A., Financial Management, St. John's University

Thomas R. Byrd

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

Senior Vice President, Service Operations

Previously, Assistant to the Chief Operating Officer, Government and
Individual Business Unit; Quality Programs Director; Vice President and General Manager, Individual Markets; joined Trigon in 1991; prior, Executive Director, Blue Ridge Regional Health Care Coalition; BS, Consumer Studies, University of Kentucky

Ronald M. Nash

Senior Vice President, Corporate Services

Previously, Vice President, Corporate Services and Vice President,
Personnel and Administrative Services; joined Trigon in 1971; BS, Psychology, University of Virginia


Paul F. Nezi

Senior Vice President, Market Growth

Previously, Senior Vice President, Virginia Group Business; Senior Vice President, Marketing and Sales; Senior Vice President, Marketing and Underwriting; joined Trigon in 1996; prior, ChoiceCare Executive Vice President and Chief Marketing Officer; Vice President of Marketing and Sales, Lexis-Nexis; Marketing and Sales, IBM and Xerox; M.B.A., Corporate Finance, Wharton Graduate School, University of Pennsylvania

Timothy P. Nolan

Senior Vice President, Corporate Development

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

Previously, Director and Vice President, Corporate Audit; joined Trigon in 1976; M.B.A., University of Richmond

Peter L. Perkins

Senior Vice President and Chief Actuary

Previously, Director and Chief Actuary; joined Trigon in 1983; Fellow, Society of Actuaries; BS, Actuarial Science, University of Illinois

David P. Wade

Senior Vice President, Marketing

Previously, Senior Vice President, Government and Individual Business; Senior Vice President, Trigon HMOs; joined Trigon in 1991; prior, KPMG LLP; M.B.A., University of Virginia; BS, Physics, Carnegie-Mellon University

J. Christopher Wiltshire

Senior Vice President, General Counsel and Corporate Secretary

Joined Trigon in 1996; prior, partner, McGuire, Woods, Battle & Boothe LLP; J.D., University of Virginia

                              Trigon Healthcare, Inc. 2001 Annual Report page 57

BOARD OF DIRECTORS

(Age on December 31, 2001) Year elected to Board

Thomas G. Snead, Jr.
(48) 1999
Chairman and Chief Executive Officer, Trigon Healthcare, Inc. Richmond

Lenox D. Baker, Jr., M.D.
(60) 1985
Mid-Atlantic Cardiothoracic Surgeons, Ltd.
Norfolk

A. Hugh Ewing, III
(58) 2000
President, Ewing Monroe Bemiss & Co.
Richmond

Robert M. Freeman
(60) 1993
Retired Chairman of the Board and Chief Executive Officer, Signet Banking Corp. Richmond

William R. Harvey, Ph.D.
(60) 1992
President, Hampton University
Hampton

Gary A. Jobson
(51) 1987
President, Maritime Productions, Inc.
Annapolis


Joseph S. Mallory
(64) 2000
Retired Senior Vice President, Booz . Allen & Hamilton, Inc.
New York

Donald B. Nolan, M.D.
(61) 1983
Roanoke Neurological Center
Roanoke

William N. Powell
(57) 1980
President, Salem Tools, Inc.
Salem

John Sherman, Jr.
(56) 2000
President, Chief Executive Officer, Scott & Stringfellow, Inc.
Richmond

R. Gordon Smith, Esq.
(63) 1995
Partner, McGuireWoods LLP
Richmond

Jackie M. Ward
(63) 1993
President and Chief Executive Officer, Intec Telecom Systems
Atlanta